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As filed with the Securities and Exchange Commission on April 18, 2005

Registration No. 333-122389

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-2
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

AMC ENTERTAINMENT INC.
(Exact names of registrants as specified in its charter)

Delaware	7832	43-1304369
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

920 Main Street
Kansas City, Missouri 64105
(816) 221-4000
(Address, including zip code, and telephone number, including area code, of each of the registrants' principal executive offices)

Craig R. Ramsey
Executive Vice President and Chief Financial Officer
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105
(816) 221-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin M. Connor	Gregory Ezring, Esq.
Senior Vice President	Latham & Watkins LLP
General Counsel and Secretary	885 Third Avenue
920 Main Street	Suite 1000
Kansas City, Missouri 64105	New York, New York 10022
(816) 221-4000	(212) 906-1200

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This Registration Statement contains a Prospectus relating to certain market making transactions in the 8 5/8% Series B Senior Notes due 2012 (the "Fixed Rate Notes"), the Series B Senior Floating Rate Notes due 2010 (the "Floating Rate Notes"), 9 1/2% Series B Senior Subordinated Notes due 2011 (the "2011 Notes"), the 9 7/8% Series B Senior Subordinated Notes due 2012 (the "2012 Notes") and 8% Series B Senior Subordinated Notes due 2014 (the "2014 Notes") of AMC Entertainment Inc. to be carried out, from time to time, by Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. The information contained herein combines certain information contained in registration statement no. 333-122376, (relating to the Fixed Rate Notes and the Floating Rate Notes) filed with the Securities and Exchange Commission (the "Commission") on January 28, 2005, as amended on March 15, 2005. The information contained herein also updates and combines certain information contained in three registration statements previously filed with, and declared effective by, the Commission: registration statement no. 333-74139 (relating to the 2011 Notes), registration statement no. 333-85062 (relating to the 2012 Notes) and registration statement no. 333-113911 (relating to the 2014 Notes).

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 18, 2005

PRELIMINARY PROSPECTUS

AMC Entertainment Inc.

$250,000,000 8 5/8% Series B Senior Notes due 2012
$205,000,000 Series B Senior Floating Rate Notes due 2010
$212,811,000 9 1/2% Series B Senior Subordinated Notes due 2011
$175,000,000 9 7/8% Series B Senior Subordinated Notes due 2012
$300,000,000 8% Series B Senior Subordinated Notes due 2014

        The 8 5/8% Series B Senior Notes due 2012:

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  Aggregate Principal Amount: $250,000,000

  •
  Maturity Date: August 15, 2012

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  Interest Payment Date: Semi-annually on February 15 and August 15 of each year.

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  Redemption: The Fixed Rate Notes will be redeemable after August 15, 2008. Prior to August 15, 2007, we may also redeem up to 35% of the Fixed Rate Notes using the proceeds of certain equity offerings.

        The Series B Senior Floating Rate Notes due 2010:

  •
  Aggregate Principal Amount: $205,000,000

  •
  Maturity Date: August 15, 2010

  •
  Interest Payment Date: Quarterly on February 15, May 15, August 15 and November 15 of each year.

  •
  Redemption: The Floating Rate Notes will be redeemable after August 15, 2006. Prior to August 15, 2006, we may also redeem up to 35% of the Floating Rate Notes using the proceeds of certain equity offerings.

        The 9 1/2% Series B Senior Subordinated Notes due 2011:

  •
  Aggregate Principal Amount: $212,811,000

  •
  Maturity Date: February 1, 2011

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  Interest Payment Date: Semi-annually on February 1 and August 1 of each year.

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  Redemption: The 2011 notes are redeemable as of February 1, 2004.

        The 9 7/8% Series B Senior Subordinated Notes due 2012:

  •
  Aggregate Principal Amount: $175,000,000

  •
  Maturity Date: February 1, 2012

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  Interest Payment: Semi-annually on February 1 and August 1 of each year.

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  Redemption: The 2012 notes will be redeemable on or after February 1, 2007.

        The 8% Series B Senior Subordinated Notes due 2014:

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  Aggregate Principal Amount: $300,000,000

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  Maturity Date: March 1, 2014

  •
  Interest Payment: Semi-annually on March 1 and September 1 of each year.

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  Redemption: The 2014 notes will be redeemable on or after March 1, 2009.

        If a change of control occurs, and unless we have exercised our right to redeem all of the notes, you will have the right to require us to repurchase all or a portion of your notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

        The Fixed Rate Notes and Floating Rate Notes are our senior unsecured obligations and rank senior in right of payment to any of our existing and future subordinated debt and rank equally in right of payment with each other and any of our existing and future senior debt and are effectively subordinated to any of our secured debt, including our amended credit facility, as to the assets securing such debt. The 2011 Notes, 2012 Notes and 2014 Notes are our senior subordinated, unsecured obligations, pari passu with each other and in right of payment with all of our existing and future senior subordinated indebtedness and are effectively subordinated to all of our secured indebtedness, including the indebtedness under the credit facility, to the extent of the value of the assets that secure such indebtedness, and the liabilities of our non-guarantor subsidiaries. On December 23, 2004, the notes became fully and unconditionally guaranteed on a senior basis, in the case of the Senior Notes, and on a senior subordinated basis, in the case of the Senior Subordinated Notes, by each of our existing and future subsidiaries that guarantee our other indebtedness on a joint and several basis. The notes are structurally subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the notes. If we fail to make payments on the notes each of our subsidiaries that are guarantors must make them instead.

        We prepared this prospectus for use by Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. in connection with offers and sales related to market making transactions in the notes. Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. may act as principals or agents in these transactions. These sales will be made at prices related to prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales. The closing of the offerings of the 2011 Notes, the 2012 Notes and the 2014 Notes referred to in this prospectus, which constituted delivery of the notes by us, occurred on May 10, 1999, in the case of the 2011 Notes, June 12, 2002, in the case of the 2012 Notes, and November 15, 2004, in the case of the 2014 Notes.

        See "Risk Factors" beginning on page 15 for a discussion of certain risks you should consider before making an investment decision in the notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

        You should rely only on the information contained and incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

Market and Industry Information	ii
Where You Can Find More Information About Us	ii
Incorporation of Certain Documents by Reference	ii
Documents Delivered with this Prospectus	iii
Forward Looking Statements	iii
Summary	1
Risk Factors	15
Use of Proceeds	29
Capitalization	30
Unaudited Pro Forma Condensed Consolidated Financial Information	32
Business	39
Management	53
Certain Relationships and Related Party Transactions	62
Description of Other Indebtedness and Series A Convertible Preferred Stock	67
Description of Senior Notes	72
Description of 2011 Notes	107
Description of 2012 Notes	132
Description of 2014 Notes	158
Plan of Distribution	184
Legal Matters	184
Experts	184
Index to Consolidated Financial Statements	F-1

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MARKET AND INDUSTRY INFORMATION

        Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of our estimates based on data and reports compiled by industry professional organizations (including the Motion Picture Association of America, the National Association of Theatre Owners, Nielsen EDI, Inc., industry analysts and our management's knowledge of our business and markets.

        Although we believe that the sources are reliable, we have not independently verified market industry data provided by third parties or by industry or general publications, and we take no further responsibility for this data. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources, and we cannot assure you that they are accurate.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You can inspect and copy the registration statement on Form S-4 of which this prospectus is a part, as well as reports and other information filed by us at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of such material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The SEC also maintains a World Wide Web site at http:/ /www.sec.gov that contains reports and information statements and other information regarding registrants (including us) that file electronically.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows this prospectus to "incorporate by reference" certain other information that we file with them, which means that we can disclose important information to you by referring to those documents without including them with this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference the filings listed below made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (other than current reports on Form 8-K containing Regulation FD disclosure furnished under either Item 2.02 and Item 7.01 including any exhibits relating to information furnished under either Item 2.02 or Item 7.01 on Form 8-K) until we have sold all of the securities we have registered.

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  Our Annual Report on Form 10-K for the fiscal year ended April 1, 2004, as amended by our Annual Report on Form 10-K/A.

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  Our Quarterly Reports on Form 10-Q for the quarters ended July 1, 2004, October 1, 2004 and December 30, 2004.

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  Our Current Reports on Form 8-K filed on April 13, 2004, April 14, 2004, June 10, 2004, July 22, 2004 (two reports), July 23, 2004, July 26, 2004 (three reports), July 30, 2004, November 24, 2004, December 27, 2004 (except to the extent furnished under Item 7.01), as amended by our Report on Form 8-K/A filed on March 7, 2005, February 16, 2005, March 29, 2005 and April 4, 2005.

        You should consider any statement contained in a document incorporated or considered incorporated by reference into this prospectus to be modified or superceded to the extent that a statement contained in this prospectus, or in any subsequently filed document that is also incorporated

ii

or deemed to be incorporated by reference into this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superceded, except as modified or superceded, to constitute a part of this prospectus. The information on our World Wide Website and any other Website which is referred to in this prospectus is not part of this prospectus.

DOCUMENTS DELIVERED WITH THIS PROSPECTUS

        This prospectus is accompanied by a copy of our most recent Annual Report on Form 10-K and 10-K/A for the fiscal year ended April 1, 2004, our most recent Quarterly Report on Form 10-Q for the quarter ended December 30, 2004 and our most recent report on Form 8-K/A filed on March 7, 2005.

        If you need additional copies of these documents, or if you would like copies of any other items referenced above, you may make a request for such information in writing or by telephone, and we will provide you, without charge, a copy of any and all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for such information should be in writing to us at the following address:

AMC Entertainment Inc.,
Attn: Mr. Kevin M. Connor,
Senior Vice President, General Counsel and Secretary,
920 Main Street,
Kansas City, Missouri 64105
(816) 221-4000.

FORWARD-LOOKING STATEMENTS

        All statements, other than statements of historical facts, included in this prospectus regarding the prospects of our industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others: (i) our ability to enter into various financing programs; (ii) the cost and availability of films and the performance of films licensed by us; (iii) competition; (iv) construction delays; (v) the ability to open or close theatres and screens as currently planned; (vi) the ability to sub-lease vacant retail space; (vii) domestic and international political, social and economic conditions; (viii) demographic changes; (ix) increases in the demand for real estate; (x) changes in real estate, zoning and tax laws; (xi) unforeseen changes in operating requirements; (xii) our ability to identify suitable acquisition candidates and successfully integrate acquisitions into our operations; and (xiii) results of significant litigation. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. For a discussion of these and other risk factors, see "Risk Factors."

        All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included herein are made only as of the date of this prospectus, and we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

iii

SUMMARY

        The following summary highlights some of the information from this prospectus and does not contain all the information that may be important to you. Before deciding to invest in our notes, you should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes contained elsewhere in this prospectus. Except as otherwise indicated or otherwise required by the context, references in this prospectus to "we," "us," "our," the "issuer," "AMC Entertainment," "AMCE" or the "Company" refer to the combined business of AMC Entertainment Inc. and all our subsidiaries. The term "AMC" refers to our subsidiary, American Multi-Cinema, Inc. and the term "Holdings" refers to Marquee Holdings Inc., our parent. References in this prospectus to "Senior Notes" refer to our 8 5/8% Series B senior notes due 2012 (the "Fixed Rate Notes"), and Series B senior floating rate notes due 2010 (the "Floating Rate Notes"), collectively. References in this prospectus to our "Senior Subordinated Notes" refer to our Series B 9 1/2% Senior Subordinated Notes due 2011 (the "2011 Notes"), the Series B 9 7/8% Senior Subordinated Notes due 2012 (the "2012 Notes") and the Series B 8% Senior Subordinated Notes due 2014 ("the 2014 Notes"), collectively. The Company's fiscal year ends on the Thursday closest to the last day of March and is either 52 or 53 weeks long, depending on the year. References to a fiscal year are to the 52 or 53 week period ending in that year. For example, fiscal 2004 ended on April 1, 2004.

        We completed a merger on December 23, 2004 in which Marquee Holdings Inc. ("Holdings") acquired the Company. Marquee Inc. ("Marquee", or "Successor") is a company formed on July 16, 2004. On December 23, 2004, pursuant to a merger agreement, Marquee merged with AMCE (the "Predecessor"). Upon the consummation of the merger between Marquee and AMCE on December 23, 2004, Marquee was dissolved and renamed as AMCE, which is the legal name of the surviving reporting entity. The merger was treated as a purchase with Marquee being the "accounting acquiror" in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a result, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMCE, as of December 23, 2004, the merger date. The consolidated financial statements presented herein are those of the accounting acquiror from its inception on July 16, 2004 through December 30, 2004, and those of its Predecessor, AMCE, for all prior periods through the merger date.

Who We Are

        We are one of the world's leading theatrical exhibition companies based on revenues. As of December 30, 2004, we operated 231 theatres with a total of 3,560 screens, with 93%, or 3,322, of our screens in North America, and 7%, or 238, of our screens in China (Hong Kong), Japan, France, Portugal, Spain and the United Kingdom. For the Successor period from inception on July 16, 2004 through December 30, 2004, we had revenues of $61.6 million, net losses of $17.9 million and net cash provided by operating activities of $8.3 million. For the Predecessor period from April 2, 2004 through December 23, 2004, we had revenues of $1.3 billion, net losses of $35.9 million and net cash provided by operating activities of $141.7 million. For the 52 weeks ended April 1, 2004, we had revenues of $1.8 billion, a net loss of $10.7 million and net cash provided by operating activities of $183.3 million.

        Our North American and international theatrical exhibition revenues are generated primarily from box office admissions and theatre concession sales, which represented approximately 68% and 26%, respectively, of our revenues during the 52 week period ended April 1, 2004 and the 39 week period ended December 30, 2004. The balance of our revenues is generated from ancillary sources, including on-screen advertising, rental of theatre auditoriums, fees and other revenues generated from the sale of gift certificates and theatre tickets and arcade games located in theatre lobbies.

Our Competitive Strengths

        Key characteristics of our business that we believe give us a competitive advantage over many other theatrical exhibition companies include:

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  our modern theatre circuit;

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  our highly productive theatres; and

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  our broad major market coverage with prime theatre locations.

        Modern Theatre Circuit.    We are an industry leader in the development and operation of megaplex theatres, typically defined as having 14 or more screens and offering amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We believe that the megaplex format provides the operator with enhanced revenue opportunities and better asset utilization while creating convenience for patrons by increasing film choice and the number of film starting times.

        Highly Productive Theatres.    Our theatres are generally among the most productive in the markets in which they operate. As measured by AC Nielsen EDI, Inc. ("EDI"), we operated 22 of the top 50 theatres in the United States in terms of box office revenues for the 52 weeks ended December 30, 2004. Our next closest competitor operated seven. Our theatre circuit in North America also produces box office revenues per screen at rates approximately 30% higher than the industry average, as measured by EDI.

        Broad Major Market Coverage with Prime Theatre Locations.    In addition to our asset quality and the high levels of productivity of our theatres, our theatres are generally located in large, urban markets, giving us a breadth of market coverage that places us in most major markets in the United States. We operate in 88% of the Top 25 "Designated Market Areas," or "DMAs" (television market areas as defined by EDI). Our theatres are usually located near or within developments that include retail stores, restaurants and other activities that complement the movie-going experience.

Our Strategy

        Our strategic plan has three principal elements:

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  maximizing operating efficiencies by focusing on the fundamentals of our business;

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  optimizing our theatre portfolio through selective new builds, acquisitions and disposition of underperforming theatres; and

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  enhancing and extending our business and brands and in doing so, growing our ancillary revenues.

        Maximizing Operating Efficiencies.    We believe the fundamentals of our business include maximizing revenues and managing our costs. For example, since fiscal 1999, we have implemented key initiatives in each of these areas, which have resulted in the following:

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  theatre revenues per patron increased 11.4% in fiscal 2000, 5.5% in fiscal 2001, 5.6% in fiscal 2002, 7.0% in fiscal 2003 and 5.6% in fiscal 2004, which resulted in a per patron increase of greater than $2.50 over this period; and

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  general and administrative expenses: other declined from 5.1% of revenues in fiscal 1999 to 3.0% in fiscal 2004, the result of centralizing divisional operational structure and reducing staffing above the theatre level by approximately 30%.

        We continue to evaluate opportunities for further revenue and cost savings in these and other areas.

        Optimizing Our Theatre Portfolio.    Asset quality is a function of our selective new build, strategic acquisition and theatre disposition strategies.

        As a recognized leader in the development and operation of megaplex theatres and based upon our financial resources, we believe that we will continue to have attractive new build opportunities presented to us by real estate developers and others. We intend to selectively pursue new build opportunities where the characteristics of the location and the overall market meet our strategic and financial return criteria. As of December 30, 2004, we had 9 theatres with 148 screens under construction in the United States. Since April 1995, we have added 2,387 screens in high performing state-of-the-art theatres.

        We believe a major factor that has contributed to our overall theatre portfolio quality has been our proactive efforts to close older, underperforming theatres. Since fiscal 1995, our last fiscal year before the first megaplex theatre opened, we have disposed of 1,243 screens. In order to maintain a modern, high quality theatre circuit, we will continue to evaluate our theatre portfolio and, where appropriate, dispose of theatres through closures, lease terminations, lease buyouts, sales or subleases. We have identified 16 multiplex theatres with 140 screens that we may close over the next one to three years due to expiration of leases or early lease terminations.

        There are approximately 600 theatrical exhibitors in North America, and the top five exhibitors account for approximately 50% of the industry's screens. This statistic is up from 31% in 1999 and evidences that the theatrical exhibition business in North America has been consolidating. We played a key role in this consolidation process in 2002, 2003 and 2004 by acquiring three domestic theatre operators with a total of 757 screens. We have and will continue to evaluate potential investment, acquisition and other consolidating opportunities in the same and related lines of business.

        Enhancing and Extending Our Business and Brands.    We believe there are opportunities to increase our core and ancillary revenues and build brand equity through enhancements of our business, new product offerings and strategic marketing. For example:

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  we are a founding member and own approximately 37% of National CineMedia, LLC, a cinema screen advertising venture representing approximately 11,200 North American theatre screens (8,200 digital) including our own and reaching more than 450 million movie guests annually;

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  our MovieWatcher® frequent moviegoer loyalty program is the largest program in the industry with over 3.5 million members;

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  we are a founding partner and own approximately 27% of MovieTickets.com, an Internet ticketing venture representing over 8,600 screens, including our own;

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  we have installed the Digital Theatre Distribution System, a digital projection technology developed by NCN that streamlines the delivery of in-theatre advertising and is also suitable for alternative content, in our theatres (approximately 2,500 screens);

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  during fiscal 2003, we introduced the AMC Entertainment Card, the first stored value gift card sold circuit wide in our industry. Through several marketing alliances, the card is also sold at over 5,000 retail outlets throughout North America; and

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  we recently introduced Clip Gummi Stars™, the industry's first wide-scale, privately labeled candy, in our U.S. theatres. The introduction of Clip Gummi Stars™ is part of our overall brand strategy to extend our powerful name and guest loyalty to other products and programs, both inside and outside our theatres.

        Implementing our strategy involves risks.    The effort required to implement our overall strategy could lead to a diversion of resources and management attention from operational matters. In order to acquire new theatres and develop new theatre locations, we may have to issue additional shares of common or preferred stock or seek additional financing on terms that may be unfavorable to us. We may also have difficulty identifying suitable acquisition candidates. Even if we are able to identify such candidates, we anticipate facing significant competition from other exhibition companies and financial buyers that may be financially stronger than we are. As a result, we may not be able to acquire suitable candidates or may have to pay more than we would prefer to make an acquisition. Should we acquire suitable candidates, we can make no assurance that we will be able to generate sufficient cash flow from these acquisitions to service our indebtedness or realize anticipated benefits. Once we have acquired existing theatres, we may face difficulty in assimilating the acquired operations into our current business and the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated. In addition, our investment in MovieTickets.com, as part of our strategy of brand enhancement, may fail to be profitable if consumers prefer to purchase tickets and find information about films through our competitors' websites or through traditional means, such as in person or over the phone. The success of our investment in digital theatre equipment is dependent upon our ability to sell media-based content to advertisers.

The Industry

        North American box office revenues have increased by a 6% compound annual growth rate ("CAGR") over the last 30 years. Since the introduction of the megaplex in 1995, these positive growth trends have become more pronounced, with box office revenues growing by a 7% CAGR from 1995 to 2003. In 2003, industry box office revenues were $9.5 billion, a decrease of less than 1% from the prior year, and attendance was 1.57 billion, a decrease of 4% from the prior year but the second highest attendance level in 44 years.

        As a result of the economic appeal of megaplex theatres and exhibitors' development of new megaplexes without corresponding closures of older multiplexes, from 1995 to 1999 the industry's indoor screen count grew by a CAGR of 8%, from 27,000 to 36,500 screens. However, attendance per screen declined during this period by a CAGR of 4%. We believe that this decline reflects the industry's excess screen capacity, in which older multiplexes or less competitively positioned theatres were effectively rendered obsolete by newer megaplexes, resulting in declining profitability.

        In 2003, there were approximately 1,300 fewer screens than in 1999, as many of our competitors closed older multiplexes. As a result, from 1999 to 2003, the industry's screen count decreased by a CAGR of 1% and attendance per screen increased during this period by a CAGR of 1%.

Recent Developments

        On December 23, 2004, we completed a merger (the "Merger") in which we were acquired by Marquee Holdings Inc. ("Holdings"), a newly created investment vehicle owned by J.P. Morgan Partners (BHCA) L.P. and certain other affiliated funds managed by J.P. Morgan Partners, LLC (collectively, "JPMP") and Apollo Investment Fund V, L.P. and certain related investment funds (collectively, "Apollo," and together with JPMP, the "Sponsors") and certain other co-investors. Marquee Inc. ("Marquee"), a wholly-owned subsidiary of Marquee Holdings Inc., merged with and into us, with AMC Entertainment Inc. as the surviving entity. Pursuant to the terms of the Merger, each issued and outstanding share of our common stock and Class B stock was converted into the right to receive $19.50 in cash and each issued and outstanding share of our preferred stock was converted into the right to receive $2,727.27 in cash. The total value of the Merger and related transactions was approximately $2.0 billion (approximately $1.67 billion in equity and the assumption of $750 million in debt less $397 million in cash and equivalents). Following consummation of the Merger, we became a privately-held company, wholly owned by Holdings. Holding is owned by the Sponsors, other co-investors and by certain members of management.

        Concurrently with the consummation of the Merger, we entered into an amendment to our existing $175.0 million credit facility which matures on April 9, 2009. We refer to this amended facility as the "amended credit facility." As of December 30, 2004, we had no amounts outstanding under the amended credit facility and issued approximately $12.8 million in letters of credit, leaving borrowing capacity under the amended credit facility of approximately $162.2 million. The Merger also constituted a "change of control" of the Company under the 2011 Notes, requiring us to make an offer to holders to repurchase their 2011 Notes at 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. We commenced this change of control offer on January 11, 2005, and it expired on February 10, 2005. A total of $1,663,000 aggregate principal amount of the 2011 Notes were tendered. On February 11, 2005, the Company accepted all validly tendered 2011 Notes and made a payment in the approximate amount of $1,679,630, excluding accrued and unpaid interest.

        On March 29, 2005, the Company and Regal Entertainment Group announced that we are combining our respective cinema screen advertising businesses into a new joint venture company called National CineMedia, LLC. The new company will engage in the marketing and sale of cinema advertising and promotions products; business communications and training services; and the distribution of digital alternative content. We contributed fixed assets and exhibitor agreements of our cinema screen advertising subsidiary National Cinema Network ("NCN") to National CineMedia, LLC. Additionally, we will pay termination benefits related to the displacement of certain NCN associates. In consideration of the NCN contributions described above, National CineMedia, LLC issued a 37% interest in its Class A units to NCN.

Risk Factors

        We have a significant amount of debt. As of December 30, 2004, we had outstanding $518.0 million of senior indebtedness including the Senior Notes, $709.2 million of senior subordinated indebtedness consisting of the Senior Subordinated Notes and had available $162.2 million of additional borrowing capacity under our amended credit facility that would be effectively senior to the notes, to the extent of the value of assets securing such debt. In addition, our subsidiaries that do not guarantee the notes had $94.2 million of liabilities which would be structurally senior to the notes. As of December 30, 2004, we also had approximately $4.1 billion of undiscounted rental payments under operating leases (with initial base terms of between 10 and 25 years).

        If we fail to make any required payment under our amended credit facility or to comply with any of the financial and operating covenants included in the amended credit facility, we would be in default. Lenders under our amended credit facility could then vote to accelerate the maturity of the indebtedness under the amended credit facility and foreclose upon the stock and personal property of our domestic significant subsidiaries securing the amended credit facility. Other creditors might then accelerate other indebtedness. If lenders under the amended credit facility accelerate the maturity of the indebtedness thereunder, we cannot assure you that we will have sufficient assets to satisfy our obligations under the amended credit facility or our other indebtedness, including the notes.

        Our ability to make payments on and refinance our debt, including the notes and other financial obligations and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. Our cash flow depends in large part upon the continued availability and popularity of motion pictures and upon the pricing strategies of distributors of films, over whom we have no control. If our cash flows were to prove inadequate to service our debt and provide for our other obligations in the future, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us. In addition, because we are a holding company, we depend on our subsidiaries to service our debt and provide for our other obligations, and we cannot make any assurances that in the event of our bankruptcy, after providing for claims of creditors and preferred stockholders (if any) of our subsidiaries, there would be sufficient assets available to pay amounts due to holders of the notes.

        You should consider carefully all the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the notes.

Additional Information

        Our principal executive offices are located at 920 Main Street, Kansas City, Missouri 64105-1977. Our telephone number is (816) 221-4000.

Summary of the Terms of the Notes

Issuer	AMC Entertainment, Inc.
The Notes
$250,000,000 8 5/8% in aggregate principal amount of Series B Senior Notes due 2012.
$205,000,000 in aggregate principal amount of Series B Senior Floating Rate Notes due 2010.
$212,811,000 in aggregate principal amount of 9 1/2% Series B Senior Subordinated Notes due 2011.
$175,000,000 in aggregate principal amount of Series B Senior Subordinated Rate Notes due 2012.
$300,000,000 in aggregate principal amount of 8% Series B Senior Subordinated Notes due 2014.
Maturity Date	August 15, 2012, for the Fixed Rate Notes. August 15, 2010, for the Floating Rate Notes. February 1, 2011 for the 2011 Notes. February 1, 2012 for the 2012 Notes. March 1, 2014 for the 2014 Notes.
Interest Payment Dates
February 15 and August 15 of each year for the Fixed Rate Notes.
February 15, May 15, August 15 and November 15 of each year for the Floating Rate Notes.
February 1 and August 1 of each year for the 2011 Notes. February 1 and August 1 of each year, for the 2012 Notes.
March 1 and September 1 of each year for the 2014 Notes.
Guarantees
The notes are fully and unconditionally guaranteed jointly and severally on a senior unsecured basis, in the case of the Senior Notes, and on a senior subordinated unsecured basis, in the case of the Senior Subordinated Notes, by each of our existing and future subsidiaries that guarantee our other indebtedness.
Optional Redemption
We may redeem some or all of the Fixed Rate Notes after August 15, 2008, some or all of the Floating Rate Notes after August 15, 2006, some or all of the 2011 Notes as of February 1, 2004, some or all of the 2012 Notes after February 1, 2005 and some or all of the 2014 Notes after March 1, 2009 at the redemption prices set forth herein. In addition, prior to August 15, 2007 for the Fixed Rate Notes and August 15, 2006 for the Floating Rate Notes, we may redeem up to 35% of each series of Senior Notes using the proceeds of certain equity offerings. See "Description of Senior Notes—Optional Redemption," "Description of 2011 Notes—Optional Redemption," "Description of 2012 Notes—Optional Redemption" and "Description of 2014 Notes—Optional Redemption."
Change of Control
Upon a change of control, you as a holder of the notes will have the right to require us to repurchase the notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. See "Description of Senior Notes—Change of Control," "Description of 2011 Notes—Change of Control," "Description of 2012 Notes—Change of Control," and "Description of 2014 Notes—Change of Control."

Ranking	The Senior Notes are our general unsecured obligations and:
	•	rank senior in right of payment to any existing and future subordinated indebtedness of the Company, including the $709.2 million of Senior Subordinated Notes;
	•	rank equally to each other and in right of payment with any existing and future senior indebtedness of the Company; and
•
are effectively subordinated in right of payment to any secured indebtedness of the Company, including the amended credit facility, to the extent of the value of the assets securing such indebtedness, and all liabilities and preferred stock of each of the Company's subsidiaries that do not guarantee the senior notes.
Similarly, the subsidiary guarantees are general unsecured obligations of the guarantors and:
	•	rank senior in right of payment to any existing and future subordinated indebtedness of the guarantors, including their guarantees of the Senior Subordinated Notes;
	•	rank equally in right of payment with any existing and future senior indebtedness of the applicable guarantor; and
• The Senior Subordinated Notes are our general unsecured obligations and:
	•	rank junior in right of payment with any existing and future senior indebtedness of the Company, including the Senior Notes;
	•	rank equally to each other and in right of payment with any existing and future senior subordinated indebtedness of the Company; and
•
be effectively subordinated in right of payment to any secured indebtedness of the Company, including the amended credit facility, to the extent of the value of the assets securing such indebtedness, and all liabilities and preferred stock of each of the Company's subsidiaries that do not guarantee the notes.

Similarly, the subsidiary guarantees relating to the Senior Subordinated Notes are general unsecured obligations of the guarantors and:
	•	rank junior in right of payment with any existing and future senior indebtedness of the applicable guarantor, including their guarantees of the Senior Notes;
	•	rank equally to each other and in right of payment with any existing and future senior subordinated indebtedness of the applicable guarantor; and
•
be effectively subordinated in right of payment to any secured debt of such guarantor, including guarantees of indebtedness under the amended credit facility, to the extent of the value of the assets securing such debt, and all the liabilities and preferred stock of any subsidiary that is not a guarantor.
As of December 30, 2004, the Company and the guarantors had:
•
$499.1 million of outstanding senior indebtedness, including the Senior Notes and related Guarantees, none of which was secured indebtedness, and the Company had no amounts outstanding under the amended credit facility and issued approximately $12.8 million in letters of credit, leaving borrowing capacity of approximately $162.2 million under the amended credit facility, which would constitute senior secured indebtedness of the Company and would be guaranteed by the guarantors; and
	•	$709.2 million of outstanding senior subordinated indebtedness, consisting of the Senior Subordinated Notes and related Guarantees.

As of December 30, 2004, the Company's non-guarantor subsidiaries had, in addition to the notes, $94.2 million of total indebtedness (including trade payables), all of which was structurally senior to the notes.
Certain Covenants	The indentures governing the notes contain covenants that, among other things, will restrict our ability and the ability of our subsidiaries (other than unrestricted subsidiaries) to:
	•	incur additional indebtedness;
	•	pay dividends or make distributions in respect of capital stock;
	•	purchase or redeem capital stock;
	•	incur liens;
	•	enter into transactions with affiliates; or
	•	consolidate, merge or sell all or substantially all of our assets, other than in certain transactions between one or more of our wholly-owned subsidiaries and us.

All of these restrictive covenants are subject to a number of important exceptions and qualifications. In particular, there are no restrictions on our ability or the ability of our subsidiaries to make advances to, or invest in, other entities (including unaffiliated entities). See "Risk Factors—The indentures governing the notes contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise," "Description of Senior Notes—Certain Covenants" and "—Merger and Sale of Substantially All Assets," "Description of 2011 Notes—Certain Covenants" and "—Merger and Sale of Substantially All Assets," "Description of 2012 Notes—Certain Covenants" and "—Merger and Sale of Substantially All Assets" and "Description of 2014 Notes—Certain Covenants" and "—Merger and Sale of Substantially All Assets."
Risk Factors
You should consider carefully all the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors" for risks involved with investments in the notes.

        The following chart sets forth the organization of AMCE and its subsidiaries, including which subsidiaries are or are not guarantors of the notes.

MARQUEE HOLDINGS, INC.
AMC ENTERTAINMENT INC.
AMERICAN MULTI-CINEMA, INC.*
AMC REALTY, INC.*
AMC ENTERTAINMENT INTERNATIONAL, INC.*
NATIONAL CINEMA NETWORK, INC.*
AMC-GCT, INC.*
AMERICAN MULTI-CINEMA OF FLORIDA, INC.*
AMC CARD PROCESSING SERVICES, INC.*
CENTERTAINMENT, INC.*
AMC ENTERTAINMENT INTERNATIONAL LIMITED 99% AMCEI 1% AMCE
JAPAN AMC THEATRES, INC.
NATIONAL CINEMA NETWORK OF CANADA, INC.
AMC ENTERTAINMENT ESPAÑA S.A. 100% AMCEIL
ACTIVIDADES MULTI-CINEMAS E ESPECTÃCULOS, LDA 95% AMCEIL 5% AMCEI
AMC EUROPE S.A. 99% AMCEI 1% OTHERS
AMC THEATRES OF UK LIMITED
CENTERTAINMENT DEVELOPMENT, INC.
POWER & LIGHT DISTRICT, LLC
BURBANK ENTERTAINMENT VILLAGE, L.L.C.
GENERAL CINEMA INTERNATIONAL, INC.
Premium Theatre of Mayfair, Inc.* (Wisconsin)
Club Cinema of Mazza, Inc.* (District of Columbia)
Premium Cinema of Yorktown, Inc.* (Illinois)
Premium Theater of Framingham, Inc.* (Massachusetts)
GCT Pacific Beverage Services, Inc.* (Washington)

*Indicates guarantor subsidiary.

Summary Historical and Pro Forma Financial and Operating Data

        We completed a merger on December 23, 2004 in which Holdings acquired the Company. Marquee, the "Successor," is a company formed on July 16, 2004. On December 23, 2004, pursuant to a merger agreement, Marquee merged with and into AMCE, the "Predecessor," with AMCE as the surviving entity. The merger was treated as a purchase with Marquee being the "accounting acquiror" in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a result, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMCE, as of December 23, 2004, the merger date. The consolidated financial statements presented herein are those of the accounting acquiror from its inception on July 16, 2004 through December 30, 2004, and those of its Predecessor, AMCE, for all prior periods through the merger date.

        The following tables set forth certain of our historical and pro forma financial and operating data. Our summary historical financial data for the interim periods ended December 30, 2004 and January 1, 2004 and for the three fiscal years ended April 1, 2004 have been derived from our consolidated financial statements for such periods. We have restated our consolidated financial statements for foreign deferred tax assets, Swedish tax benefits recorded in loss from discontinued operations and straight-line contingent rentals. The following summary financial data has been revised to reflect the restatements. See Note 1 to the consolidated financial statements under Restatements for the fiscal year ended April 1, 2004 and Note 7 to the "Selected Historical Financial and Operating Data," included elsewhere in this prospectus, and Part I Item 1. of our consolidated financial statements for the period ended December 30, 2004, included elsewhere in this prospectus, for a complete discussion of the restatement and the restatement adjustments for fiscal years 2003 and 2002.

        The summary unaudited pro forma financial data for fiscal 2004 and for the third quarter of fiscal 2005 presented below is derived from our unaudited pro forma condensed consolidated financial information and the notes thereto included under the caption "Unaudited Pro Forma Condensed Consolidated Financial Information," included elsewhere in this prospectus. The unaudited pro forma statement of operations data for fiscal 2004 and through the third quarter of fiscal 2005 reflect adjustments to our consolidated historical financial information to give effect to the Merger and related transactions and our contribution to National CineMedia, LLC as if these transactions had occurred on April 4, 2003. The summary unaudited pro forma financial information is based on certain assumptions and adjustments and does not purport to present what our actual results of operations would have been had the Merger and related transactions, our contribution to National CineMedia, LLC and events reflected by them in fact occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future.

        The summary financial data presented herein should be read in conjunction with our consolidated financial statements, including the notes thereto, our unaudited interim financial statements, including the notes thereto, our other historical financial information and the GC Companies' consolidated financial statements, including the notes thereto, each included elsewhere in this prospectus or incorporated by reference herein.

	Thirty-Nine Week Periods (unaudited)				Years Ended(1)
				Unaudited Pro Forma for the 39 Weeks Ended December 30, 2004				Unaudited Pro Forma for the Year Ended April 1, 2004
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004		April 1, 2004(4)	April 3, 2003(3)(4)	March 28, 2002
	(Successor)	(Predecessor)	(restated) (Predecessor)		(Predecessor)	(restated) (Predecessor)	(restated) (Predecessor)
	(in thousands, except operating data)
Statement of Operations Data:
Total revenues	$61,614	$1,337,845	$1,380,098	$1,359,442	$1,782,820	$1,785,075	$1,337,887	$1,730,874
Film exhibition costs	22,694	485,018	510,675	507,712	649,380	660,982	485,799	649,380
Concession costs	1,959	41,244	39,948	43,203	51,259	54,912	42,201	51,259
Theatre operating expense	8,703	312,515	316,488	321,218	419,619	438,605	329,298	419,619
Rent	6,341	243,711	235,237	237,299	314,024	300,377	234,769	296,571
NCN and other	939	31,440	35,511	1,198	46,847	52,444	45,264	1,506
General and administrative expense:
Stock-based compensation	—	—	1,702	—	8,727	2,011	442	8,727
Merger and acquisition costs	20,000	41,032	5,344	—
Other	1,382	34,554	34,570	35,936	53,864	66,093	37,338	53,864
Preopening expense	66	1,292	3,165	1,358	3,858	3,227	4,363	3,858
Theatre and other closure expense	132	10,758	3,812	10,890	4,068	5,416	2,124	4,068
Depreciation and amortization	3,272	92,091	89,619	130,057	124,572	126,994	99,022	171,971
Impairment of long-lived assets	—	—	—	—	16,272	19,563	—	16,272
Disposition of assets and other gains	—	(2,715)	(2,481)	(2,715)	(2,590)	(1,385)	(1,821)	(2,590)

Total costs and expenses	65,488	1,290,940	1,273,590	1,286,156	1,689,900	1,729,239	1,278,799	1,674,505
Other expense (income)(5)	—	—	—	—	13,947	—	3,754	13,947
Interest expense	14,776	74,259	56,204	81,461 (6)	77,717	77,800	60,760	112,510	(6)
Investment income	2,247	6,476	1,723	5,667	2,861	3,502	2,073	2,861

Earnings (loss) from continuing operations before income taxes	(16,403)	(20,878)	52,027	(2,508)	4,117	(18,462)	(3,353)	(67,227)
Income tax provision	1,500	15,000	27,900	6,300 (7)	11,000	10,000	2,700	(17,500	)(7)

Earnings (loss) from continuing operations	(17,903)	(35,878)	24,127	$(8,808)	(8,808)	(28,462)	(6,053)	(49,727)
Loss from discontinued operations, net of income tax benefit(2)	—	—	(3,831)		(3,831)	(1,084)	(4,325)

Net earnings (loss)	$(17,903)	$(35,878)	$20,296		$(10,714)	$(29,546)	$(10,378)

Preferred dividends and allocation of undistributed earnings	—	104,300	28,527		40,277	27,165	29,421

Net earnings (loss) for shares of common stock	$(17,903)	$(140,178)	$(8,231)		$(50,991)	$(56,711)	$(39,799)

	Thirty-Nine Week Periods (unaudited)			Years Ended(1)
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004	April 1, 2004(4)	April 3, 2003(3)(4)	March 28, 2002
	(Successor)	(Predecessor)	(restated) (Predecessor)	(restated) (Predecessor)	(restated) (Predecessor)	(restated) (Predecessor)
	(in thousands, except operating data)
Balance Sheet Data (at period end):
Cash and equivalents	$140,011	$	$310,772	$333,248	$244,412	$219,432
Deferred income taxes (long-term)	64,787		129,203	143,944	160,152	124,915
Total assets	2,968,230		1,572,054	1,506,534	1,480,698	1,276,970
Corporate borrowings(9)	1,164,223		668,932	686,431	668,661	596,540
Other long-term liabilities	420,940		168,765	182,467	177,555	120,770
Capital and financing lease obligations	63,025		62,520	61,281	59,101	57,056
Stockholders' equity (deficit)	917,570		312,200	280,604	279,719	255,415
Cash Flow Data:
Net cash provided by operating activities	$8,327	$141,654	$185,489	$183,278	$128,747	$101,091
Net cash used in investing activities(9)	(1,269,873)	(692,395)	(113,908)	(69,378)	(137,201)	(144,510)
Net cash provided by (used in) financing activities(9)	1,401,155	614,744	(4,275)	(24,613)	33,437	228,879
Other Data:
Capital expenditures	$(1,490)	$(66,155)	$(72,636)	$(95,011)	$(100,932)	$(82,762)
Proceeds from sale/leasebacks	—	—	—	63,911	43,665	7,486
Ratio of earnings to fixed charges(8)(10)	—	—	1.4 x	1.0 x	—	—
Operating Data (at period end):
Screen additions	—	44	96	114	95	146
Screen acquisitions	3,560	—	48	48	641	68
Screen dispositions	—	28	105	142	111	86
Average screens—continuing operations	3,560	3,535	3,480	3,494	3,498	2,786
Attendance—continuing operations (in thousands)	6,243	134,263	145,364	186,989	197,363	158,241
Number of screens operated	3,560	3,560	3,563	3,544	3,524	2,899
Number of theatres operated	231	231	235	232	239	181
Screens per theatre	15.4	15.4	15.1	15.3	14.7	16.0

(1)
There were no cash dividends declared on common stock during the last three fiscal years.

(2)
Fiscal 2004, 2003 and 2002 include losses from discontinued operations related to a theatre in Sweden that was sold during fiscal 2004. Fiscal 2004 includes a $3,831 loss from discontinued operations (net of income tax benefit of $2,600), fiscal 2003 includes a $1,084 loss from discontinued operations (net of income tax benefit of $700) and fiscal 2002 includes a $4,325 loss from discontinued operations including a charge for impairment of long-lived assets of $4,668 (net of income tax benefit of $3,600). The thirty-nine weeks ended January 1, 2004 includes a $3,831 loss from discontinued operations (net of income tax benefit of $2,600).

(3)
Fiscal 2003 includes 53 weeks. All other years have 52 weeks.

(4)
We acquired Gulf States Theatres on March 15, 2002 and GC Companies, Inc. on March 29, 2002, which significantly increased our size. In the Gulf States Theatres acquisition, we acquired 5 theatres with 68 screens in the New Orleans area. In the GC Companies acquisition, we acquired 66 theatres with 621 screens throughout the United States. Accordingly, results of operations for the fiscal years ended April 1, 2004 and April 3, 2003 are not comparable to our results for the prior fiscal years.

(5)
During fiscal 2004, other expense (income) is composed of losses recognized on the redemption of $200,000 of our Senior Subordinated Notes due 2009 and $83,400 of our Senior Subordinated Notes due 2011. During fiscal 2002, other expense (income) is comprised of transaction expenses incurred in connection with the issuance of Preferred Stock.

(6)
See Note 6 to "Unaudited Pro Forma Condensed Consolidated Financial Information."

(7)
See Note 7 to "Unaudited Pro Forma Condensed Consolidated Financial Information."

(8)
We had a deficiency of earnings to fixed charges for the Successor period from inception on July 16, 2004 through December 30, 2004 of $16.4 million. We had a deficiency of earnings to fixed charges for the Predecessor period from April 2, 2004 through December 23, 2004 of $20.5 million. We had a deficiency of earnings to fixed charges for fiscal years 2003, 2002, 2001 and 2000 of $21.3 million, $4.8 million, $135.2 million and $86.2 million, respectively. On a pro forma basis for fiscal 2004, we had a deficiency of earnings to fixed charges of $68.5 million. Earnings consist of earnings (loss) from continuing operations before income taxes, plus fixed charges (excluding capitalized interest), amortization of capital interest, and undistributed equity in losses of joint ventures. Fixed charges consist of interest expense, interest capitalized and one-third of rent expense on operating leases treated as representative of the interest factor attributable to rent expense.

(9)
In connection with the Merger, Holdings and Marquee were formed and, as described elsewhere in this prospectus, issued debt and held the related proceeds from issuance of debt in escrow until the Merger was consummated. We consolidated these merger entities in accordance with GAAP during the thirty-nine week periods December 30, 2004. The Successor period from inception on July 16, 2004 through December 30, 2004 includes cash used in investing activities of $1,268,564 for the acquisition of AMCE and cash provided by financing activities of $455,000 related to Merger financing and a $934,901 capital contribution from Marquee Holdings Inc. The consolidation of the merger entities increased our Predecessor interest expense by $13,521, increased our Predecessor investment income by $2,225, increased our Predecessor net cash used in investing activities by $627,338 and increased our Predecessor net cash provided by financing activities by $624,918 during the thirty-nine week period ended December 23, 2004. The Merger increased our corporate borrowings by $455,000 as of December 30, 2004.

(10)
Our unaudited pro forma ratio of earnings to fixed charges for the thirty-nine weeks ended December 30, 2004 was 1.0x.

RISK FACTORS

        An investment in our notes involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in this prospectus, in deciding whether to invest in our notes. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below.

Risks Relating to the Notes

Our substantial debt could adversely affect our operations and prevent us from satisfying our obligations under the notes.

        We have a significant amount of debt. As of December 30, 2004, we had outstanding $518.0 million of senior indebtedness, including the Senior Notes, all of which is senior in right of payment with the Senior Subordinated Notes, and $709.2 million of senior subordinated indebtedness consisting of the Senior Subordinated Notes and had available $162.2 million of additional borrowing capacity under our amended credit facility that would be effectively senior to both the Senior Notes and the Senior Subordinated Notes, to the extent of the value of assets securing such debt. In addition, our subsidiaries that do not guarantee the notes had $94.2 million of liabilities which would be structurally senior to the notes. As of December 30, 2004, we also had approximately $4.1 billion of undiscounted rental payments under operating leases (with initial base terms of between 10 and 25 years).

        The amount of our indebtedness and lease and other financial obligations could have important consequences to you, as a holder of the notes. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to the payment of lease rentals and principal and interest on our indebtedness, thereby reducing the funds available to us for operations, payment of dividends and any future business opportunities;

  •
  limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

  •
  place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

        If we fail to make any required payment under our amended credit facility or to comply with any of the financial and operating covenants included in the amended credit facility, we would be in default. Lenders under our amended credit facility could then vote to accelerate the maturity of the indebtedness under the amended credit facility and foreclose upon the stock and personal property of our domestic significant subsidiaries securing the amended credit facility. Other creditors might then accelerate other indebtedness. If the lenders under the amended credit facility accelerate the maturity of the indebtedness thereunder, we cannot assure you that we will have sufficient assets to satisfy our obligations under the amended credit facility or our other indebtedness, including the notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" included in our quarterly report on Form 10-Q for the quarter ended December 30, 2004, which is incorporated herein by reference.

        Our indebtedness under the amended credit facility bears interest at rates that fluctuate with changes in certain prevailing interest rates (although, subject to certain conditions, such rates may be fixed for certain periods). If interest rates increase, we may be unable to meet our debt service obligations under the amended credit facility and other indebtedness.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

        Our ability to make payments on and refinance our debt, including the notes, and other financial obligations, and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. We had a deficiency of earnings to fixed charges for fiscal years 2003, 2002, 2001 and 2000 of $21.3 million, $4.8 million, $135.2 million and $86.2 million, respectively. On a pro forma basis after giving effect to the Merger for fiscal 2004, we had a deficiency of earnings to fixed charges of $68,5 million. If our cash flows were to prove inadequate to meet our debt service, rental, dividend and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, to sell assets or to obtain additional financing. We cannot assure you that any such refinancing or that any such sale of assets or additional financing would be possible on favorable terms, if at all.

Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future secured creditors and the Senior Subordinated Notes are subordinated in right of payment to all of our existing and future senior indebtedness, including the Senior Notes. Further, the guarantees of these notes are effectively subordinated to all our guarantors' existing and future secured indebtedness.

        Holders of our secured indebtedness and the secured indebtedness of the guarantors will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. Notably, we and certain of our subsidiaries, including the guarantors, will be parties to the amended credit facility, which will be secured by liens on substantially all of our assets and the assets of the guarantors. The notes will be effectively subordinated to all that secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

        The Senior Subordinated Notes are subordinated in right of payment to our existing and future senior indebtedness, including the Senior Notes, and our obligations under our amended credit facility, to the extent set forth in the indentures governing the Senior Subordinated Notes. The effect of the Senior Subordinated Notes' subordination is that if we were to undergo insolvency, liquidation, a bankruptcy proceeding or other reorganization, our assets would be available to pay our obligations on the Senior Subordinated Notes only after all senior indebtedness, including the Senior Notes and the amended credit facility, and all interest and other amounts due in respect of the senior indebtedness, is paid in full. We cannot assure you that there will be sufficient assets remaining to pay amounts due on all or any of the Senior Subordinated Notes.

        As of December 30, 2004, the aggregate amount of our and our subsidiaries' secured indebtedness was approximately $849.7 million and we had available $162.2 million of additional borrowing capacity under our amended credit facility. The indentures governing the notes permit us to incur up to $425.0 million of senior indebtedness under any credit facilities. In addition, the indentures do not limit the amount of additional senior indebtedness we may incur if we satisfy certain fixed charge coverage tests.

        In addition, we are required to maintain (i) a maximum net indebtedness to annualized EBITDA ratio, as defined in the amended credit facility, of 5.75 to 1, (ii) a minimum interest coverage ratio, as defined in the amended credit facility (generally, the ratio of annualized EBITDA for the most recent four quarters to consolidated interest expense for such period) of 1.75 to 1, and (iii) a ratio of maximum net senior indebtedness to annualized EBITDA for the most recent four quarters, as defined in the amended credit facility, of 3.50 to 1. If the financial maintenance ratios in our amended credit facility do not meet the specified limits, or if any other restrictive covenant is breached, it will be considered an event of default. See "Description of Other Indebtedness and Series A Convertible Preferred Stock."

Any failure by Holdings to satisfy its obligations under the Holdco Notes could have a material adverse effect on us.

        Marquee Holdings Inc., our parent company hereinafter referred to as Holdings, issued $304,000,000 in aggregate principal amount at maturity of 12% Senior Discount Notes due 2014, the Holdco Notes. Holdings is a holding company with no operations or significant assets of its own other than our capital stock and, therefore, its ability to make payments on the Holdco Notes is dependent on our earnings and the distribution of funds from us through loans, dividends or otherwise. However, we are not obligated to make funds available to Holdings for payment on the Holdco Notes. The Holdco Notes are solely the obligations of Holdings and are not obligations of us or any of our subsidiaries. The terms of our amended credit facility and the indentures governing the notes significantly restrict us from paying dividends to Holdings. A failure by Holdings, which is a guarantor under the amended credit facility, to satisfy its obligations under the Holdco Notes would give the lenders under the amended credit facility the right to accelerate the payment obligations under the facility. Any such acceleration would be a default under the indentures governing the notes. The Holdco Notes accrete from the date of issuance of the Holdco Notes through August 15, 2009 (unless Holdings elects to pay interest in cash earlier) and semi-annual cash interest payments of approximately $18.2 million will be payable thereafter.

Our subsidiaries are required to guarantee the notes if they guarantee our other indebtedness, including the amended credit facility, and in certain circumstances, their guarantees will be subject to automatic release.

        Our existing and future subsidiaries are required to guarantee the notes if they guarantee other indebtedness of ours, including the amended credit facility. If a subsidiary guarantor is released from its guarantee of such other indebtedness for any reason whatsoever, or if such other guaranteed indebtedness is repaid in full or refinanced with other indebtedness that is not guaranteed by a subsidiary guarantor, then the subsidiary guarantor also will be released from its guarantee of the notes.

Your right to receive payments on these notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.

        Some of our subsidiaries (including all of our foreign subsidiaries) are not guarantors of the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

        As of December 30, 2004, these notes were effectively junior to $94.2 million of indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries. Our non-guarantor subsidiaries generated approximately 6.5% of our consolidated revenues in fiscal 2004 and held approximately 4.9% of our consolidated assets as of December 30, 2004.

The indentures governing the notes contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise.

        The indentures governing the notes contains various covenants that limit our ability to, among other things:

  •
  incur additional indebtedness;

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  make restricted payments;

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  incur liens;

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  engage in transactions with affiliates; and

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  enter into business combinations and asset sales.

        These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

        Although the indentures for the notes contain a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indentures do not impose any limitation on our incurrence of capital or finance lease obligations or liabilities that are not considered "Indebtedness" under the indentures (such as operating leases), nor does it impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as "unrestricted subsidiaries" (as defined herein). See "—Our substantial debt could adversely affect our operations and prevent us from satisfying our obligations under the notes," "Description of Senior Notes—Certain Covenants—Limitation on Consolidated Indebtedness," "Description of 2011 Notes—Certain Covenants—Limitation on Consolidated Indebtedness," "Description of 2012 Notes—Certain Covenants—Limitation on Consolidated Indebtedness," and "Description of 2014 Notes—Certain Covenants—Limitation on Consolidated Indebtedness." Furthermore, there are no restrictions in the indentures on our ability to invest in other entities (including unaffiliated entities) and no restrictions on the ability of our subsidiaries to enter into agreements restricting their ability to pay dividends or otherwise transfer funds to us. Also, although the indentures limit our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications. As of December 30, 2004, we used all or substantially all of our capacity to dividend funds to Holdings in connection with the Merger and related transactions but this capacity will build over time pursuant to a formula under the indentures.

We must offer to repurchase the notes upon a change of control, which could result in an event of default under the amended credit facility or under the indentures governing the notes.

        The indentures governing the notes require that, upon the occurrence of a "change of control," as such term is defined in each of these indentures, we must make an offer to repurchase the notes governed thereby at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

        Certain events involving a of control will result in an event of default under the amended credit facility and may result in an event of default under other indebtedness that we may incur in the future. An event of default under the amended credit facility or other indebtedness could result in an acceleration of such indebtedness. See "Description of Senior Notes—Change of Control," "Description of 2011 Notes—Change of Control," "Description of 2012 Notes—Change of Control" and "Description of 2014 Notes—Change of Control." We cannot assure you that we would have sufficient resources to repurchase any of the notes or pay our obligations if the indebtedness under the amended credit facility or other indebtedness were accelerated upon the occurrence of a change of control. The acceleration of indebtedness and our inability to repurchase all the tendered notes would constitute events of default under the indentures governing the notes. No assurance can be given that the terms of any future indebtedness will not contain cross default provisions based upon a change of control or other defaults under such debt instruments.

        In addition, the definition of "change of control" in the indentures governing our Senior Notes and the Holdco Notes and our 2012 Notes differs slightly from the corresponding definition in the indentures governing our 2012 Notes and our 2014 Notes and the indenture governing our 2011 Notes with respect to JPMP and Apollo. The members of the Apollo Group and the JPMorgan Partners Group (each as defined in the relevant indenture) are "permitted holders" under the indentures governing the Senior Notes and the Holdco Notes, and the members of the Apollo Group (which for purposes of the indentures governing of the 2012 Notes and the 2014 Notes include JPMP) are "permitted holders" under the indentures governing the 2012 Notes and the 2014 Notes. However, the members of the Apollo Group and JPMP are not "permitted holders" under the indenture governing the 2011 Notes. As a result, we were required to offer to repurchase the 2011 Notes in connection with the Merger. See "Summary—Recent Developments."

        Under the indentures governing the Senior Notes and the Holdco Notes, any Permitted Holder (as defined, which includes JPMP and Apollo) may transfer in the aggregate up to, but no more than 35% of (a) its equity commitments to the Merger and related transactions or (b) its equity securities of Holdings or the Company, in each case, on or before January 31, 2005, to any one or more institutional investors or their respective affiliates. Securities acquired by a member of a "group" through such transfers will be excluded from the holdings attributed to such "group" under the change of control definition and such transfer would not, of themselves, constitute a Change of Control or trigger a change of control offer under the indentures. JPMP and Apollo may seek to, but are not required to, make such transfers in the future.

A court could deem the obligations evidenced by the notes a fraudulent conveyance.

        The incurrence of the indebtedness evidenced by the notes and the use of proceeds thereof are subject to review under relevant federal and state fraudulent conveyance statutes in the event of a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of the Company. Under these statutes, if a court were to find that:

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  the notes had been issued with the intent to hinder, delay or defraud any present or future creditor; or

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  we did not receive fair consideration or reasonably equivalent value for issuing the notes and, at the time we issued the notes, we:

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  were insolvent or became insolvent as a result of issuing the notes;

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  were engaged or were about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital; or

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  intended to incur, or believed that we would incur, debts beyond our ability to pay those debts as they matured or became due

(as all of the foregoing terms are defined or interpreted under the relevant fraudulent transfer or conveyance statutes), the court could void or subordinate the obligations evidenced by the notes in favor of our other obligations.

        The measure of insolvency for purposes of a fraudulent conveyance claim will vary depending upon the law of the applicable jurisdiction. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts at that time is greater than the then fair value of its assets or if the then fair value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing debts as they mature. We believe that, after giving effect to the Merger and related transactions, we will not be insolvent or rendered insolvent as a result of issuing the notes; that we will be in possession of sufficient capital to run our business effectively; and we will have incurred debts within our ability to pay as the same mature or become due. There can be no assurance, however, as to what standard a court would apply to evaluate our intent or to determine whether we were insolvent at the time of, or rendered insolvent upon, the consummation of the Merger and related transactions or that, regardless of the standard, a court would not determine that we were insolvent at the time of, or rendered insolvent upon, the consummation of the Merger and related transactions.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

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  received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

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  was insolvent or rendered insolvent by reason of such incurrence; or

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  was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

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  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

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  intended to hinder, delay or defraud creditors.

        In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

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  the sum of its debts, including contingent liabilities, was greater than the then fair saleable value of all of its assets; or

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  if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

You cannot be sure that an active trading market will develop for the notes.

        You cannot be sure that an active trading market will develop for the notes. We do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We have been advised by each of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. that as of the date of this prospectus, each intends to make a market in the notes. Neither is obligated to do so, however, and any market making activities with respect to the notes may be discontinued at any time without notice. In addition, such market making activity will be subject to limits imposed by the Securities Act and the Exchange Act. Because J.P. Morgan Securities Inc. is our affiliate (and Credit Suisse First Boston LLC may be an affiliate), J.P. Morgan Securities Inc. is (and Credit Suisse First Boston LLC may be) required to deliver a current "market making" prospectus and otherwise comply with the registration requirements of the Securities Act in any secondary market sale of the notes. Accordingly, the ability of each of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. to make a market in the notes may, in part, depend on our ability to maintain a current market making prospectus.

        In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

Risks Related to the Industry

We depend upon the availability and popularity of motion pictures.

        A significant disruption in the production of motion pictures, a lack of motion pictures or poor performance of motion pictures could adversely affect our business and operating results. Moreover, our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business is generally seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons, and our results of operations will vary from period to period based upon the quantity and quality of the motion pictures that we show in our theatres.

We have no control over distributors of the films and our business may be adversely affected if our access to motion pictures is limited or delayed.

        We rely on distributors of motion pictures, over whom we have no control, for the films that we exhibit. Our business may be adversely affected if our access to motion pictures is limited or delayed because of a deterioration in our relationships with one or more distributors or for some other reason. To the extent that we are unable to license a popular film for exhibition in our theatres, our operating results may be adversely affected.

Film license fees are our largest operating expense, and our financial results are maternally affected by distributors' pricing strategies, over which we have no control.

        Film license fees are our largest operating expense. We must negotiate license fees on a film-by-film, theatre-by-theatre basis. Due to regulatory considerations, we cannot enter into long-term arrangements with distributors to ensure access to product and to set our film costs. Our results are materially affected by distributors' pricing strategies over which we have no control, and the oversupply of screens in the industry has enabled distributors to be more aggressive on pricing in recent periods. This has affected and may continue to affect the performance of some of our theatres.

We are subject to sometimes intense competition.

        Our theatres are subject to varying degrees of competition in the geographic areas in which we operate. Competitors may be national circuits, regional circuits or smaller independent exhibitors. Competition among theatre exhibition companies is often intense with respect to the following factors:

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  Attracting patrons. The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Many of our competitors have sought to increase the number of screens that they operate. Competitors have built or may be planning to build theatres in certain areas where we operate, which could result in excess capacity and increased competition for patrons.

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  Licensing motion pictures. We believe that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theatres.

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  Low barriers to entry. We must compete with exhibitors and others in our efforts to locate and acquire attractive sites for our theatres. In areas where real estate is readily available, there are few barriers to entry that prevent a competing exhibitor from opening a theatre near one of our theatres.

        The theatrical exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems.

An industry-wide oversupply of screens has affected and may continue to affect the performance of some of our theatres.

        In recent years, theatrical exhibition companies have emphasized the development of large megaplexes, some of which have as many as 30 screens in a single theatre. The industry-wide strategy of aggressively building megaplexes generated significant competition and rendered many older, multiplex theatres obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome, and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. In recent years many older theatres that had closed are being reopened by small theatre operators and in some instances by sole proprietors that are able to negotiate significant rent and other concessions from landlords. As a result, there is an oversupply of screens in the North American exhibition industry. This has affected and may continue to affect the performance of some of our theatres.

General political, social and economic conditions can reduce our attendance.

        Our success depends on general political, social and economic conditions and the willingness of consumers to spend money at movie theatres. If going to motion pictures becomes less popular or consumers spend less on concessions, which accounted for 26% of our revenues in fiscal 2004, our operations could be adversely affected. In addition, our operations could be adversely affected if consumers' discretionary income falls as a result of an economic downturn. Political events, such as terrorist attacks, could cause people to avoid our theatres or other public places where large crowds are in attendance.

Industry-wide conversion to electronic-based media may increase our costs.

        The industry is in the early stages of conversion from film-based media to electronic-based media. There are a variety of constituencies associated with this anticipated change that may significantly impact industry participants, including content providers, distributors, equipment providers and venue operators. Should the conversion process rapidly accelerate, there can be no assurance that we will have access to adequate capital to finance the conversion costs associated with this potential change. Furthermore, it is impossible to accurately predict how the roles and allocation of costs between various industry participants will change if the industry changes from physical media to electronic media.

The theatre exhibition industry is subject to regulatory restraints, and we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors.

        The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from those cases, to which we were not a party, bind certain major motion picture distributors and require the films of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis. See "Business—Film Licensing."

Risks Related to our Business

Acquiring existing circuits and theatres may require additional financing, and we cannot be certain that we will be able to obtain new financing on favorable terms, or at all.

        Our gross capital expenditures aggregated $95.0 million in fiscal year 2004. We estimate that our gross capital expenditures will aggregate approximately $111.0 million in fiscal year 2005. We may have to seek additional financing or issue additional shares of common or preferred stock to fully implement our growth strategy. We cannot be certain that we will be able to obtain new financing on favorable terms, or at all. In addition, covenants under our existing indebtedness limit our ability to incur additional indebtedness, and the performance of any additional theatres may not be sufficient to service the related indebtedness that we are permitted to incur.

We face significant competition when trying to acquire theaters, and we may not be able to acquire theatres on terms favorable to us.

        We anticipate significant competition from other exhibition companies and financial buyers when trying to acquire theatres, and there can be no assurance that we will be able to acquire such theatres at reasonable prices or on favorable terms. Moreover, some of these possible buyers may be stronger financially than we are. As a result of the foregoing, we may not succeed in acquiring theatres or may have to pay more than we would prefer to make an acquisition.

We may not generate sufficient cash flow from our theatre acquisitions to service our indebtedness.

        In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead and theatre level costs, and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from these acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

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    the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

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    the potential disruption of our ongoing business;

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    the diversion of management's attention and other resources;

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    the possible inability of management to maintain uniform standards, controls, procedures and policies;

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    the risks of entering markets in which we have little or no experience;

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    the potential impairment of relationships with employees;

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    the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

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    the possibility that the acquired theatres do not perform as expected.

Expansion through new construction is subject to delay and unanticipated costs.

        The availability of attractive site locations is subject to various factors that are beyond our control. These factors include:

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  local conditions, such as scarcity of space or increase in demand for real estate, demographic changes and changes in zoning and tax laws; and

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  competition for site locations from both theatre companies and other businesses.

        In addition, we typically require 18 to 24 months in North America, and at least 32 months elsewhere, from the time we identify a site to the opening of the theatre. We may also experience cost overruns from delays or other unanticipated costs. Furthermore, these new sites may not perform to our expectations.

We have had significant financial losses in recent years.

        We have reported net losses in each of the last seven fiscal years. Our cumulative net losses for the period were approximately $256.3 million. If we continue to experience such losses, we may be unable to meet our payment obligations while attempting to expand our circuit and withstand competitive pressures or adverse economic conditions. Further, approximately $64.8 million, or 7%, of our statutory surplus results from deferred tax assets which are based on net operating loss carry-forwards and other items. We must generate at least approximately $180 million in future taxable income to realize these deferred tax assets. If we determine that it is more likely that we will not realize the benefit of these assets, we must create an appropriate valuation allowance, which would reduce our statutory surplus. In such circumstances, our business, financial condition and results of operations could be adversely affected.

We may suffer future impairment losses and lease termination charges.

        The opening of large megaplexes by us and certain of our competitors has drawn audiences away from some of our older, multiplex theatres. In addition, demographic changes and competitive pressures have caused some of our theatres to become unprofitable. As a result, we may have to close certain theatres or recognize impairment losses related to the decrease in value of particular theatres. We review long-lived assets, including intangibles, for impairment as part of our annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. See "notes to our consolidated financial statements for the fiscal year ended April 1, 2004—Note 1—The Company and Significant Accounting Policies—Impairment of Long-lived Assets" included elsewhere in this prospectus. We recognized non-cash impairment losses in 1996 and in each fiscal year thereafter. Our impairment losses from continuing operations over this period aggregated $171.3 million. Beginning fiscal 1999 through April 1, 2004, we also incurred lease termination charges aggregating $55.3 million on older theatres that we disposed of or closed. Deterioration in the performance of our theatres could require us to recognize additional impairment losses and close additional theatres.

Our international and Canadian operations are subject to fluctuating currency values.

        We operate megaplexes in Canada, China (Hong Kong), Japan, France, Portugal, Spain and the United Kingdom. During fiscal 2004, revenues from our theatre operations outside the United States accounted for 9.5% of our total revenues. As a result of our international operations, we have risks from fluctuating currency values. As of December 30, 2004, a 10.0% fluctuation in the value of the United States dollar against all foreign currencies of countries where we currently operate theatres would either increase or decrease loss before income taxes and accumulated other comprehensive loss by approximately $1.7 million and $18.2 million, respectively. We do not currently hedge against foreign currency exchange rate risk.

Attendance levels at our international theatres depend on the market for local language films, and we sometimes have been unable to obtain the films we want for our theatres in certain foreign markets.

        Consumers in international markets may be less inclined to spend their leisure time attending movies than consumers in North America. In addition, there is generally a smaller market for local language films, and the overall supply of these films may not be adequate to generate a sufficient attendance level at our international theatres. As a result of such factors, attendance levels at some of our foreign theatres may not be sufficient to permit us to operate them on a positive cash flow basis. In addition, because of existing relationships between distributors and other theatre owners, we sometimes have been unable to obtain the films we want for our theatres in certain foreign markets.

Our international theatres are subject to local industry structure and regulatory and trade practices, which may adversely affect our ability to operate at a profit.

        Risks unique to local markets include:

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    unexpected changes in tariffs and other trade barriers;

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    changes in foreign government regulations;

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    inflation;

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    price, wage and exchange controls;

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    reduced protection for intellectual property rights in some countries;

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    licensing requirements;

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    potential adverse tax consequences; and

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    uncertain political and economic environments.

        Such risks may limit or disrupt motion picture exhibition and markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation and may adversely affect our ability to expand internationally.

We must comply with the ADA, which could entail significant cost.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants or additional capital expenditures to remedy such noncompliance. See "Business—Legal Proceedings—United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc."

We are party to significant litigation.

        We are subject to a number of legal proceedings and claims that arise in the ordinary course of our business. On November 3, 2003, Jose Vargas and Maria Victoria Vargas as beneficiaries of Jose Vargas, Jr. filed a wrongful death action seeking damages related to the death of their minor son. The plaintiffs are seeking unspecified damages on a variety of legal theories.

        On January 29, 1999 the Department of Justice (the "Department") filed suit alleging that our stadium-style theatres violate the ADA and related regulations. The Department alleges that we have failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleges various non-line of sight violations, as well. The Department seeks declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000. On November 20, 2002, the trial court entered summary judgment in favor of the Department on the line of sight aspects of the case. We filed a request for interlocutory appeal, and the trial court denied our request but postponed any further line of sight proceedings pending the Ninth Circuit Court of Appeals' ruling in a case with similar facts and issues, Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc. On June 28, 2004, the Supreme Court denied certiorari in the Regal case. Accordingly, we have begun settlement discussions with the Department, and the trial court in our case has scheduled a status conference for May 16, 2005.

        On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that we have violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

        On December 5, 2003 the U.S. District Court for the Central District of California entered a consent order and final judgment on non-line of sight issues under which we agreed to remedy certain violations at twelve of our stadium-style theatres and to survey and make required betterments for our patrons with disabilities at 101 stadium-style theatres and at certain theatres we may open or acquire in the future. We estimate that the cost of these betterments will be $21.0 million, which is expected to be incurred over the term of the consent order of five years. The estimate is based on the improvements at the twelve theatres surveyed by The Department. The actual cost of betterments may vary based on the results of surveys of the remaining theatres.

        We received a letter dated January 12, 2005 from the Civil Rights Bureau of the Attorney General of the State of New York regarding their investigation into the accessibility of first run movie theatres to persons with hearing or visual impairments. The Civil Rights Bureau wants to assure the existence of auxiliary aids and services for AMCE patrons with hearing or visual impairments. We have four theatres in the state of New York affected by this investigation.

        On July 22, 2004, two lawsuits purporting to be class actions were filed in the Court of Chancery of the State of Delaware, one naming AMCE, AMCE's directors, Apollo Management and certain entities affiliated with Apollo as defendants and the other naming AMCE, AMCE's directors, Apollo Management and Holdings as defendants. Those actions were consolidated on August 17, 2004.

        On July 23, 2004, three more lawsuits purporting to be class actions were filed in the Circuit Court of Jackson County, Missouri, each naming AMCE and AMCE's directors as defendants. These lawsuits were consolidated on September 27, 2004.

        In both the Delaware action and the Missouri action, the plaintiffs generally allege that the individual defendants breached their fiduciary duties by agreeing to the Merger, that the transaction is unfair to the minority stockholders of AMCE, that the merger consideration is inadequate and that the defendants pursued their own interests at the expense of the stockholders. The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the Merger and related transactions.

        On November 23, 2004, the parties in this litigation entered into a Memorandum of Understanding providing for the settlement of both the Missouri action and the Delaware action. Pursuant to the terms of the memorandum of understanding, the parties agreed, among other things, that: (i) Holdings would waive Section 6.4(a)(C) of the merger agreement to permit AMCE to provide non-public information to potential interested parties in response to any bona fide unsolicited written acquisition proposals by such parties (which it did), (ii) AMCE would make certain disclosures requested by the plaintiff in the proxy statement and the related Schedule 13E-3 in connection with the special meeting to approve the Merger (which it did) and (iii) AMCE would pay, on behalf of the defendants, fees and expenses of plaintiffs' counsel in the amount of $1.7 million (which such amounts AMCE believes are covered by its existing directors and officers insurance policy). In reaching this settlement, AMCE confirmed to the plaintiffs that Lazard and Goldman Sachs had each been provided with the financial information included in AMCE's earnings press release, issued on the same date as the announcement of the merger agreement. The Memorandum of Understanding also provides for the dismissal of the Missouri action and the Delaware action with prejudice and release of all related claims against AMCE, the other defendants and their respective affiliates. The settlement as provided for in the Memorandum of Understanding is contingent upon, among other things, approval by the court.

        On September 26, 2003, Conrad Grant filed suit in Orange County California Superior Court as a purported class action on behalf of himself and other current and former "senior managers," "salary operations managers" and persons holding similar positions who claim that they were improperly classified by the Company as exempt employees over the prior four years. On April 28, 2004, William Baer and additional plaintiffs filed a related case. On December 9, 2004, the Baer Court denied plaintiffs' motion for class certification, and on January 7, 2005, the Grant Court granted AMCE's motion to strike the class allegations. In both the Baer and Grant proceedings, individual wage and hour claims against the Company remain to be litigated.

        On February 15, 2005, Ernesto Galindo, a former employee, filed a purported class action suit in the Los Angeles County California Superior Court on behalf of all current and former non-exempt hourly workers in the State of California who allegedly did not receive statutory meal or rest breaks. Plaintiffs seek back wages, penalties and other unspecified damages.

        In addition, we are the plaintiff in a number of material lawsuits in which we seek the recovery of substantial payments for defective fireproofing materials at 23 theatres. We currently estimate our claim for repair costs at these theatres will aggregate approximately $34.6 million, of which we have expended approximately $25.3 million through fiscal 2005. The remainder is for projected costs of repairs yet to be performed. We also are seeking additional damages for lost profits, interest and legal and other expenses incurred.

        Certain parties to a related suit in Missouri have filed counterclaims against us, including Ammon Painting Company, Inc. which asserts claims to recover monies for services provided in an amount not specified in the pleadings but which it has expressed in discovery to aggregate to approximately $950,000. We currently estimate that our claim against Ammon is for approximately $6.0 million. Based on presently available information, we do not believe such matters will have a material adverse effect on our results of operations, financial condition or liquidity. During the fifty-two weeks ended April 1, 2004 we received settlement payments of $925,000 related to two theatres from various parties in connection with this matter. On May 18, 2004, we received additional settlement payments of $2,310,000 from various parties in connection with this matter. Also, subsequent to December 30, 2004, we signed settlement agreements for $600,000 related to three theatres.

        For a more detailed description of our legal proceedings, see "Business—Legal Proceedings."

We may be subject to liability under environmental laws and regulations.

        We own and operate facilities throughout the United States and in several foreign countries and are subject to the environmental laws and regulations of those jurisdictions, particularly laws governing the cleanup of hazardous materials and the management of properties. We might in the future be required to participate in the cleanup of a property that we own or lease, or at which we have been alleged to have disposed of hazardous materials from one of our facilities. In certain circumstances, we might be solely responsible for any such liability under environmental laws, and such claims could be material.

Our loss of key management personnel or our inability to hire and retain skilled employees at our theatres could adversely affect our business.

        Our success is dependent in part on the efforts of key members of our management team. The loss of their services could materially adversely affect our business, financial condition, results of operations or prospects. We do not currently maintain key person life insurance on any of our key management. In addition, competition for skilled professionals is intense. The loss of any of these professionals or the inability to recruit these individuals in our markets could adversely affect our ability to operate our business efficiently and profitably and could harm our ability to maintain our desired levels of service.

We are controlled by the Sponsors, whose interests may not be aligned with yours.

        The Sponsors control Holdings, which owns 100% of the Company. Upon consummation of the Merger, Holdings, through Marquee, acquired the Company and the Sponsors have the power to control our affairs and policies. The Sponsors also control the election of directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The directors elected by the Sponsors have the authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. The interests of the Sponsors could conflict with your interests. For example, the Sponsors could cause us to make acquisitions that increase the amount of our indebtedness or sell revenue-generating assets. Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the Sponsors continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions.

USE OF PROCEEDS

        This prospectus is delivered in connection with the sale of the notes by Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. in market making transactions. We will not receive any of the proceeds from these transactions.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and total capitalization (including short term debt) as of December 30, 2004 on an actual basis. You should read the following table in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus or incorporated herein by reference.

As of December 30, 2004 (unaudited)
Actual
(dollars in thousands)
Cash and cash equivalents(1)	$140,011

Short term debt (current maturities of capital and financing lease obligations and 9 1/2% Series B senior subordinated notes due 2011)(2)	223,827
Long-term debt:
$175.0 million credit facility(3)	—
Series B Senior floating rate notes due 2010	205,000
8 5/8% Series B senior fixed rate notes due 2012	250,000
9 7/8% Series B senior subordinated notes due 2012	189,833
8% Series B senior subordinated notes due 2014	298,503
Capital and financing lease obligations, interest ranging from 7 1/4% to 20%	60,085

Total Debt	$1,227,248

Stockholder's equity:
Common stock, 1¢ par value, 1 share issued	—
Additional paid-in capital	934,901
Accumulated other comprehensive earnings	572
Accumulated deficit	(17,903)

Total Stockholder's Equity	917,570

Total capitalization	$2,144,818

(1)
Includes $917 million of cash from new equity holders, which at the time of the Merger was comprised of the following components:

Equity contributed to Marquee Holdings Inc.	$769,350,000
Net proceeds from Marquee Holdings Inc. 12% Senior Discount Notes due 2014	167,388,000
Cash retained by Marquee Holdings Inc. at closing	(1,837,000)

Additional paid-in capital	934,901,000

Payment for AMCE options and deferred stock units by Marquee Holdings Inc. at closing	(17,877,000)

"Cash from new equity holders" net of options and deferred stock units above	$917,024,000

  The equity contributed to Marquee Holdings, Inc. was based on 769,350 shares sold to its shareholders for $1,000 per share. The net proceeds from Marquee Holdings Inc. 12% Senior Discount Notes due 2014 represent the gross proceeds from issuance on August 18, 2004, cash interest earnings on those proceeds held in escrow from August 18, 2004 through the date of the Merger on December 23, 2004 less underwriter fees paid upon consummation of the Merger on

  December 23, 2004. Marquee Holdings Inc. made cash payments to holders of AMCE options and deferred stock units and made related payroll tax payments in connection with the Merger. Marquee Holdings Inc. retained $1.8 million of cash on December 23, 2004.

(2)
The Merger constituted a "change of control" of our company under the 2011 Notes, which allows the holders of those notes to require us to repurchase their notes at 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. We commenced a change of control, which expired on February 10, 2005. A total of $1,663,000 aggregate principal amount of 2011 Notes were validly tendered and accepted for payment. On February 11, 2005, the Company accepted all validly tendered 2011 Notes and made a payment of $1,679,630, excluding accrued and unpaid interest.

(3)
As of December 30, 2004, we had no borrowings outstanding under our existing credit facility and had outstanding letters of credit of $12.8 million, resulting in an available balance of $162.2 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        We derived the following unaudited pro forma condensed consolidated financial data by applying pro forma adjustments attributable to the Merger and related transactions and our contribution to National CineMedia, LLC to our historical consolidated financial statements included elsewhere or incorporated by reference in this prospectus. The unaudited pro forma condensed consolidated statement of operations data for the thirty-nine week period ended December 30, 2004 and the fiscal year ended April 1, 2004 gives effect to the Merger and related transactions and our contribution to National CineMedia, LLC as if they had occurred on April 4, 2003. Marquee did not exist until July 16, 2004, and is therefore not included for the period ended April 1, 2004. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements have been prepared giving effect to the Merger which is being treated as a purchase with Marquee as the accounting acquiror in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The unaudited pro forma condensed consolidated financial statements have been prepared giving effect to our contribution to National CineMedia, LLC which is being treated as an investment in a corporate joint venture accounted for at historical cost under the equity method of accounting. Our allocation of purchase price was based on management's judgement after evaluating several factors, including actuarial estimates for pension liabilities, market prices of our indebtedness and a valuation assessment prepared by a valuation specialist.

        The pro forma adjustments related to debt issue costs, interest expense and purchase price are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. We do not expect the final adjustments to differ materially from the preliminary amounts.

        The unaudited pro forma condensed consolidated financial information is for illustrative and informational purpose only and should not be considered indicative of the results that would have been achieved had the Merger and related transactions and our contribution to National CineMedia, LLC been consummated on the dates or for the periods indicated and do not purport to represent statement of operations data or other financial data as of any future date or any future period.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information contained in the consolidated financial statements and accompanying notes appearing elsewhere or incorporated by reference in this prospectus.

AMC Entertainment Inc.

Condensed Consolidated Unaudited Pro Forma Statement of Operations

Thirty-nine Week Periods December 30, 2004

(dollars in thousands)

	Thirty-nine week periods December 30, 2004
	From Inception July 16, 2004 through December 30, 2004 Historical	April 2, 2004 through December 23, 2004 Historical	Elimination of amounts recorded by Successor and Predecessor		Pro Forma Adjustments		Pro Forma
	(Successor)	(Predecessor)
Revenues	$61,614	$1,337,845	$—		$(40,017	)(6)	$1,359,442
Cost of operations	34,295	870,217	—		(31,181	)(6)	873,331
Rent	6,341	243,711	—		(12,753	)(3)	237,299
General and administrative:
Merger and acquisition costs	20,000	41,032	—		(61,032	)(5)	—
Other	1,382	34,554	—		—		35,936
Preopening expense	66	1,292	—		—		1,358
Theatre and other closure expense	132	10,758	—		—		10,890
Depreciation and amortization	3,272	92,091	—		34,694	(3)	130,057
Disposition of assets and other gains	—	(2,715)	—		—		(2,715)

Total costs and expenses	65,488	1,290,940	—		(70,272)		1,286,156
Interest expense	14,776	74,259	(12,811	)(1)	14,807 1,106 (3,541 (7,135	(2) (2) )(3) )(4)	81,461
Investment income	(2,247)	(6,476)	2,225	(1)	831	(4)	(5,667)

Earnings (loss) from continuing operations before income taxes	(16,403)	(20,878)	10,586		24,187		(2,508)
Income tax provision (benefit)	1,500	15,000	4,500(1)		(14,700	)(7)	6,300

Earnings from continuing operations	$(17,903)	$(35,878)	$6,086		$38,887		$(8,808)

See Notes to Condensed Consolidated Unaudited Pro Forma Financial Statements

AMC Entertainment Inc.

Condensed Consolidated Unaudited Pro Forma Statement of Operations

Fifty-Two Weeks Ended April 1, 2004

(dollars in thousands except for per share amounts)
(Unaudited)

	Fifty-two week periods April 1, 2004
	Historical		Pro Forma Adjustments		Pro Forma
	(Predecessor)
Revenues	$1,782,820		$(51,946	)(6)	$1,730,874
Cost of operations	1,167,105		(45,341	)(6)	1,121,764
Rent	314,024		(17,453	)(3)	296,571
General and administrative:
Stock-based compensation	8,727		—		8,727
Other	53,864		—		53,864
Preopening expense	3,858		—		3,858
Theatre and other closure expense	4,068		—		4,068
Depreciation and amortization	124,572		47,399	(3)	171,971
Impairment of long-lived assets	16,272		—		16,272
Disposition of assets and other gains	(2,590)		—		(2,590)

Total costs and expenses	1,689,900		(15,395)		1,674,505
Other expense	13,947		—		13,947
Interest expense	77,717		36,713	(2)	112,510
			2,533	(2)
			(4,453	)(3)
Investment income	(2,861)		—		(2,861)

Earnings (loss) from continuing operations before income taxes	4,117		(71,344)		(67,227)
Income tax provision (benefit)	11,000		(28,500	)(7)	(17,500)

Loss from continuing operations	$(6,883)		$(42,844)		$(49,727)

Basic and diluted loss per share:
Loss from continuing operations	$(1.28	)(a)

Weighted average number of shares outstanding:
Basic and diluted	36,715

(a)
Includes preferred dividends of $40,277. Pro Forma amounts do not include preferred dividends.

See Notes to Condensed Consolidated Unaudited Pro Forma Financial Statements

AMC Entertainment Inc.

Notes to Condensed Consolidated Unaudited Pro Forma

Financial Information

(dollars in thousands)

        The Merger is being treated as a purchase with Marquee as the accounting acquirer in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations." We have recorded adjustments related to purchase accounting in our Consolidated Balance Sheet as of December 30, 2004.

        The following is a summary of the allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the Merger. Our allocation of purchase price was based on management's judgment after evaluating several factors, including actuarial estimates for pension liabilities, market prices of our indebtedness and a valuation assessment prepared by a valuation specialist.

Cash and cash equivalents	$396,636
Other current assets	99,111
Property, net	965,034
Intangible assets, net	200,604
Goodwill	1,408,511
Deferred income taxes	65,599
Other long-term assets	65,852
Current liabilities	(341,633)
Corporate borrowings	(709,283)
Capital and financing lease obligations	(63,296)
Other long-term liabilities	(421,935)

Total estimated purchase price	$1,665,200

        Our preliminary allocation of purchase price consisted primarily of:

  (a)
  a write up of property, net of $195.8 million to reflect estimated fair value of furniture, fixtures, equipment, leasehold improvements and real estate;

  (b)
  a write up of intangible assets, net of $179.6 million comprised principally of write ups for favorable leases of $61.3 million, AMC trademark/tradename of $73.0 million and AMC's Moviewatcher Loyalty program (a customer relationship intangible asset) for $46.0 million;

  (c)
  a recognition of net deferred tax liabilities in U.S. tax jurisdictions of $63 million;

  (d)
  a write up of other long-term assets of $10.8 million comprised of write ups for software of $3.9 million, equity investments in Movietickets.com of $6.0 million, equity investments in HGCSA (a South American theatre joint venture) of $11.5 million and a write up in real estate held for investment of $3.1 million offset by write downs of deferred charges on corporate borrowings in (e) below of $13.7 million;

  (e)
  a net write up in corporate borrowings of $22.7 million to reflect the fair value of our debt based on market bid quotes on December 23, 2004; and

  (f)
  a write up of long-term liabilities of $229.6 million comprised of write ups for unfavorable leases of $204.2 million and a write up in pension and postretirement liabilities of $25.4 to reflect the projected benefit obligation in excess of plan assets and eliminate any previously existing unrecognized net loss, unrecognized prior service cost and unrecognized transition obligation.

(1)
Reflects the elimination of interest expense, interest income and income tax provision of Marquee Inc. recorded by the Successor and also recorded by the Predecessor pursuant to FIN 46 (R).

(2)
Represents change in interest expense and amortization of debt issuance costs related to the outstanding notes:

	39 weeks Interest Expense	52 weeks Interest Expense	39 weeks Amortization	52 weeks Amortization	Amortizable Life
Senior Fixed Rate Notes (8.625%)	$8,150	$21,563	$398	$1,027	8 years
Senior Floating Rate Notes (assumed at 7.39%)	6,657	15,150	451	1,163	6 years
Amended credit facility	—	—	257	343	5 years

Total	$14,807	$36,713	$1,106	$2,533

  Interest rates above used in the computation of pro forma interest expense are subject to change. For the computation of the initial interest rate on the senior floating rate notes, we have utilized a LIBOR rate, as of April 13, 2005, of 3.14%. In the event the interest rate on the senior floating rate notes increases or decreases by 0.125%, our annual earnings from continuing operations would decrease or increase by $154, accordingly.

  Concurrently with the closing of the offering of the Senior Notes, Marquee Holdings Inc. issued notes, resulting in gross proceeds of $169.9 million. Interest on the Holdings' notes accretes semi-annually, unless Marquee Holdings Inc. elects to pay cash interest as permitted by the terms of the Holdings' notes, for the first 5 years and thereafter interest is payable in cash semi-annually.

  AMCE and its subsidiaries are not required to repay the Holdings' notes. Holdings is a holding company with no operations of its own. Consequently, Holdings' ability to service its debt is dependent upon the earnings from the businesses conducted by AMCE and its subsidiaries. The distribution of those earnings, or advances or other distribution of funds by AMCE and its subsidiaries to Holdings, all of which are subject statutory or contractual restrictions, are contingent upon such subsidiaries' earnings and are subject to various business considerations.

  Holdings' subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the Holdings' notes or to provide Holdings with funds for its payment obligations, whether by dividends, distributions, loans or other payments. Holdings' right to receive any assets of any of its subsidiaries upon a subsidiary's foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, and therefore the right of the holders of the Holdings' notes to receive a share of those assets, are effectively subordinated to the claims of that subsidiary's creditors.

(3)
Pro forma adjustments are made to the Condensed Consolidated Unaudited Pro Forma Statements of Operations for purchase accounting to reflect the following:

	39 weeks December 30, 2004	52 weeks April 1, 2004	Estimated Useful Life	Balance Sheet Classification
Depreciation and amortization:
FF&E and leasehold improvements	21,887	$30,014	6 years	Property, net
Favorable leases	3,653	4,999	13 years	Intangibles, net
Software	950	1,300	3 years	Other long-term assets
Moviewatcher(a)	8,204	11,086	8 years	Intangibles, net
Trademark	—	—	Indefinite	Intangibles, net
Goodwill	—	—	Indefinite	Goodwill

	34,694	$47,399

  (a)
  Amortization for this customer relationship intangible asset is based on the expected consumption of economic benefits.

Rent:
Unfavorable leases	(12,753)	$(17,453)	12 years	Other long-term liabilities

	(12,753)	$(17,453)

Interest Expense:
9 1/2% Series B Senior Subordinated Notes due 2011	$(849)	$(1,161)	6 years	Corporate borrowings
9 1/2% Series B Senior Subordinated Notes due 2012	(1,760)	(2,408)	7 years	Corporate borrowings
8% Series B Senior Subordinated Notes due 2014	120	164	9 years	Corporate borrowings
9 1/2% Series B Senior Subordinated Notes due 2011	(276)	(467)	0 years	Other long-term assets
9 1/2% Series B Senior Subordinated Notes due 2012	(439)	(536)	0 years	Other long-term assets
8% Series B Senior Subordinated Notes due 2014	(337)	(45)	0 years	Other long-term assets

	$(3,541)	$(4,453)

(4)
Represents interest expense and interest income of Marquee Holdings, Inc. from inception on July 16, 2004 through December 23, 2004 consolidated pursuant to FIN 46 R. Marquee Holdings, Inc. was deconsolidated as a direct result of the Merger.

(5)
Represents general and administrative expenses incurred during the thirty-nine weeks ended December 30, 2004 that were directly related to the Merger.

(6)
Pro forma adjustments are made to the Condensed Consolidated Unaudited Pro Forma Statements of Operations for our contribution to National CineMedia, LLC. The historical revenues and expenses of National Cinema Network will be consolidated by National CineMedia, LLC as a result of our contribution to National CineMedia, LLC. The pro forma adjustments do not reflect any additional amounts of revenues or equity in earnings from National CineMedia, LLC. We expect that we would receive additional distributions from National CineMedia, LLC and equity in their earnings but have not included them in our pro forma adjustments pursuant to Article 11 of Regulation S-X.

(7)
Represents the income tax impact, in U.S. tax jurisdictions, of additional interest expense, purchase accounting adjustments and our contribution to National CineMedia, LLC at our statutory tax rate of 40%. General and administrative expenses incurred that were directly related to the Merger have been treated as permanent differences for income tax purposes.

BUSINESS

General

        We are organized as a holding company. Following the consummation of the Merger on December 23, 2004, we became a privately-held company, wholly owned by Holdings. Holdings is wholly owned by the Sponsors, other co-investors and certain members of management. Our principal directly owned subsidiaries are American Multi-Cinema, Inc. ("AMC"), AMC Entertainment International, Inc. ("AMCEI") and National Cinema Network, Inc. ("NCN"). We conduct our North American theatrical exhibition business through AMC and its subsidiaries and AMCEI. We are operating theatres outside the United States through AMCEI and its subsidiaries. We engage in advertising services through NCN.

        Our predecessor was founded in Kansas City, Missouri in 1920. We were incorporated under the laws of the state of Delaware on June 13, 1983 and maintain our principal executive offices at 920 Main, Kansas City, Missouri 64105. Our telephone number at such address is (816) 221-4000.

        On March 15, 2002, we acquired the operations and related assets of Gulf States Theatres for a cash purchase price of approximately $45.8 million. The acquisition included five theatres with 68 screens in the New Orleans, Louisiana area. Operating results of the acquired theatres are included in our consolidated statements of operations from March 15, 2002.

        On March 29, 2002, we acquired GC Companies, Inc. ("GC Companies"), pursuant to the plan of reorganization of GC Companies which we sponsored, for a purchase price of approximately $168.9 million (net of $6.5 million from the sale of GC Companies' portfolio of venture capital investments on the effective date of the plan of reorganization). The acquisition included 66 theatres with 621 screens throughout the United States and a 50% interest in a joint venture that operates 17 theatres with 160 screens in Argentina, Chile, Brazil and Uruguay. Operating results of the acquired theatres are included in our consolidated statements of operations from March 29, 2002.

        The purchase price for GC Companies includes estimated cash payments of $68.5 million, the issuance of $72.9 million of our 9 1/2% senior subordinated notes due 2011 with a fair value of $71.8 million and the issuance of $35.2 million of our common stock, or 2.6 million shares based on a fair value of $13.64 per share (the closing price per share on the effective date of the plan of reorganization). See Note 2 to our consolidated financial statements for the fiscal year ended April 1, 2004 for additional information regarding these acquisitions and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" included in our Quarterly Report on Form 10-Q for the quarter ended December 30, 2004 for additional information on payments that we might make under the plan of reorganization, included elsewhere in this prospectus or incorporated by reference herein.

        On December 4, 2003, we sold our only theatre in Sweden and incurred a loss on sale of approximately $5.6 million, which included a payment of approximately $5.3 million to the purchaser. We opened our theatre in Sweden during fiscal 2001, and since that time we have incurred pre-tax losses of approximately $17.2 million, including an impairment charge of approximately $4.7 million in fiscal 2002 and a loss on sale of approximately $5.6 million in fiscal 2004. The operations and cash flows of the Sweden theatre have been eliminated from our ongoing operations as a result of the disposal transaction, and we do not have any significant continuing involvement in the operations of the Sweden theatre. The results of operations of the Sweden theatre have been classified as discontinued operations, and information presented for all periods reflects the new classification. The operations of the Sweden theatre were previously reported in our International operations segment.

        On December 19, 2003, we acquired certain of the operations and related assets of MegaStar for an estimated cash purchase price of approximately $15.0 million. The acquisition included three theatres with 48 screens in the Minneapolis, Minnesota and Atlanta, Georgia areas. Operating results of the acquired theatres are included in our consolidated statements of operations from December 19, 2003.

        We completed a merger on December 23, 2004 in which Holdings acquired the Company. Marquee Inc. ("Marquee", or "Successor") is a company formed on July 16, 2004. On December 23, 2004, pursuant to a merger agreement, Marquee merged with AMCE (the "Predecessor"). Upon the consummation of the merger between Marquee and AMCE on December 23, 2004, Marquee was dissolved and renamed as AMCE, which is the legal name of the surviving reporting entity. The merger was treated as a purchase with Marquee being the "accounting acquiror" in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a result, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMCE, as of December 23, 2004, the merger date. The consolidated financial statements presented herein are those of the accounting acquiror from its inception on July 16, 2004 through December 30, 2004, and those of its Predecessor, AMCE, for all prior periods through the merger date.

        On March 29, 2005, the Company and Regal Entertainment Group announced that we are combining our respective cinema screen advertising businesses into a new joint venture company called National CineMedia, LLC. The new company will engage in the marketing and sale of cinema advertising and promotions products; business communications and training services; and the distribution of digital alternative content. We contributed fixed assets and exhibitor agreements of our cinema screen advertising subsidiary National Cinema Network ("NCN") to National CineMedia, LLC. Additionally, we will pay termination benefits related to the displacement of certain NCN associates. In consideration of the NCN contributions described above, National CineMedia, LLC issued a 37% interest in its Class A units to NCN.

        We are one of the world's leading theatrical exhibition companies based on revenues. As of December 30, 2004, we operated 231 theatres with a total of 3,560 screens, with 93%, or 3,322, of our screens in North America, and 7%, or 238, of our screens in China (Hong Kong), Japan, France, Portugal, Spain and the United Kingdom. For the successor period from inception on July 16, 2004 through December 30, 2004, we had revenues of $61.6 million, net losses of $17.9 million and net cash provided by operating activities of $8.3 million. For the predecessor period from April 2, 2004 through December 23, 2004, we had revenues of $1.3 billion, net losses of $35.9 million and net cash provided by operating activities of $141.7 million. For the 52 weeks ended April 1, 2004, we had revenues of $1.8 billion, a net loss of $10.7 million and net cash provided by operating activities of $183.3 million.

        Our North American and International theatrical exhibition revenues are generated primarily from box office admissions and theatre concession sales, which represented approximately 68% and 26%, respectively, of our revenues during the 52 weeks ended April 1, 2004 and 68% and 26%, respectively, of our revenues during the 39 weeks ended December 30, 2004. The balance of our revenues is generated from ancillary sources, including on-screen advertising, rental of theatre auditoriums, fees and other revenues generated from the sale of gift certificates and theatre tickets and arcade games located in theatre lobbies.

Our Competitive Strengths

        Key characteristics of our business that we believe give us a competitive advantage over many other theatrical exhibition companies are:

  •
  our modern theatre circuit;

  •
  our highly productive theatres; and

  •
  our broad major market coverage with prime theatre locations.

        Modern Theatre Circuit.    We are an industry leader in the development and operation of megaplex theatres, typically defined as having 14 or more screens and offering amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We believe that the megaplex format provides the operator with enhanced revenue opportunities and better asset utilization while creating convenience for patrons by increasing film choice and the number of film starting times. We believe that our introduction of the megaplex in 1995 has led to the current industry replacement cycle, which has accelerated the obsolescence of older, smaller theatres by setting new standards for moviegoers. We continually upgrade the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions and by disposing of older screens through closures and sales. From April 1995 through December 30, 2004, we added 114 theatres with 2,387 new screens, acquired 80 theatres with 786 screens and disposed of 195 theatres with 1,243 screens. As of December 30, 2004, approximately 74%, or 2,641, of our screens were located in megaplex theatres. As of December 30, 2004, our average number of screens per theatre was 15.4, which we believe was the highest among the major North America theatre exhibitors and indicative of the extent to which we have developed our theatre circuit, compared with 6.4 (according to the National Association of Theatre Operators) for all North America theatrical exhibition companies.

        Highly Productive Theatres.    Our theatres are generally among the most productive in the markets in which they operate. As measured by AC Nielsen EDI, Inc. ("EDI"), we operated 22 of the top 50 theatres in the United States in terms of box office revenues for the 52 weeks ended December 30, 2004. Our next closest competitor operated seven. Our theatre circuit in North America also produces box office revenues per screen at rates approximately 30% higher than the industry average, as measured by EDI.

        Broad Major Market Coverage with Prime Theatre Locations.    In addition to our asset quality and the high levels of productivity of our theatres, our theatres are generally located in large, urban markets, giving us a breadth of market coverage that places us in most major markets in the United States. We operate in 88% of the Top 25 "Designated Market Areas," or "DMAs" (television market areas as defined by EDI). Our theatres are usually located near or within developments that include retail stores, restaurants and other activities that complement the movie-going experience.

        The following table provides detail with respect to the geographic location of our theatre circuit as of December 30, 2004:

North America	Total Screens	Total Theatres
California	489	31
Florida	428	29
Texas	409	21
Georgia	165	10
Illinois	157	8
Arizona	148	7
Pennsylvania	129	12
Ohio	107	8
Missouri	103	7
Virginia	100	6
Maryland	79	8
Minnesota	83	7
Massachusetts	78	7
New Jersey	78	7
Colorado	72	4
Louisiana	68	5
Michigan	66	4
New York	58	4
Washington	56	6
Kansas	55	3
North Carolina	46	2
Oklahoma	44	2
Indiana	38	4
South Carolina	28	3
Nebraska	24	1
Kentucky	20	1
Wisconsin	18	1
District of Columbia	16	2

Total United States	3,162	210

Canada	160	7

Total North America	3,322	217

International	Total Screens	Total Theatres
China (Hong Kong)	11	1
Japan	79	5
France	14	1
Portugal	20	1
Spain	86	4
United Kingdom	28	2

Total International	*238	*14

Total Theatre Circuit	*3,560	*231

*
Excludes 17 theatres with 160 screens in South America operated through a 50% owned unconsolidated joint venture.

        The following table sets forth information concerning new builds (including expansions), acquisitions and dispositions and end of period theatres and screens operated.

	New Builds		Acquisitions		Dispositions		Total Theatres Operated
Fiscal Year	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens
1996	7	150	—	—	13	61	226	1,719
1997	17	314	—	—	15	76	228	1,957
1998	24	608	—	—	23	123	229	2,442
1999	17	351	3	29	16	87	233	2,735
2000	20	450	—	—	42	279	211	2,906
2001	6	115	—	—	37	250	180	2,771
2002	8	146	5	68	12	86	181	2,899
2003	5	95	*69	*641	16	111	*239	*3,524
2004	7	114	3	48	17	142	*232	*3,544
2005 (thirty-nine weeks ended December 30, 2004)	3	44	—	—	4	28	*231	*3,560

	114	2,387	80	786	195	1,243

*
Excludes 17 theatres with 160 screens in South America operated through a 50% owned unconsolidated joint venture.

Our Strategy

        Our strategic plan has three principal elements:

  •
  maximizing operating efficiencies by focusing on the fundamentals of our business;

  •
  optimizing our theatre portfolio through selective new builds, acquisitions and disposition of underperforming theatres; and

  •
  enhancing and extending our business and brands and in doing so, growing our ancillary revenues.

        Maximizing Operating Efficiencies.    We believe the fundamentals of our business include maximizing revenues and managing our costs. For example, since fiscal 1999 we have implemented key initiatives in each of these areas, which have resulted in the following:

  •
  theatre revenues per patron increased 11.4% in fiscal 2000, 5.5% in fiscal 2001, 5.6% in fiscal 2002, 7.0% in fiscal 2003 and 5.6% in fiscal 2004, which resulted in a per patron increase of greater than $2.50 over this period; and

  •
  general and administrative expenses: other, declined from 5.1% of revenues in fiscal 1999 to 3.0% in fiscal 2004, the result of centralizing divisional operational structure and reducing staffing above the theatre level by approximately 30%.

        We continue to evaluate opportunities for further revenue and cost savings in these and other areas.

        Optimizing Our Theatre Portfolio.    Asset quality is a function of our selective new build, acquisition and theatre disposition strategies.

        As a recognized leader in the development and operation of megaplex theatres and based upon our financial resources, we believe that we will continue to have attractive new build opportunities presented to us by real estate developers and others. We intend to selectively pursue new build opportunities where the characteristics of the location and the overall market meet our strategic and financial return criteria. As of December 30, 2004, we had 9 theatres with 148 screens under construction in the United States. Since April 1995, we have added 2,387 screens in high performing state-of-the-art theatres.

        We believe that a major factor that has contributed to our overall theatre portfolio quality has been our proactive efforts to close older, underperforming theatres. Since fiscal 1995, our last fiscal year before the first megaplex theatre opened, we have disposed of 1,243 screens. In order to maintain a modern, high quality theatre circuit, we will continue to evaluate our theatre portfolio and, where appropriate, dispose of theatres through closures, lease terminations, lease buyouts, sales or subleases. We have identified 16 underperforming multiplex theatres with 140 screens that we may close over the next one to three years due to expiration of leases or early lease terminations.

        There are approximately 550 theatrical exhibitors in North America, and the top five exhibitors account for approximately 50% of the industry's screens. This statistic is up from 31% in 1999 and evidences that the theatrical exhibition business in North America has been consolidating. We played a key role in this consolidation process in 2002, 2003 and 2004 by acquiring three domestic theatre operators with a total of 757 screens. We have and will continue to evaluate potential investment, acquisition and other consolidating opportunities in the same and related lines of business.

        Enhancing and Extending Our Business and Brands.    We believe there are opportunities to increase our core and ancillary revenues and build brand equity through enhancements of our business, new product offerings and strategic marketing. For example:

  •
  we are a founding member and own approximately 37% of National CineMedia, LLC, a cinema screen advertising venture representing approximately 11,200 North American theatre screens (8,200 digital) including our own and reaching more than 450 million movie guests annually;

  •
  our MovieWatcher® frequent moviegoer loyalty program is the largest program in the industry with over 3.5 million members;

  •
  we are a founding partner and own approximately 27% of MovieTickets.com, an Internet ticketing venture representing over 7,000 screens, including our own;

  •
  we are currently installing into our theatres (approximately 2,500 screens) The Digital Theatre Distribution System, a digital projection technology developed by NCN that streamlines the delivery of in theatre advertising and is also suitable for alternative content;

  •
  during fiscal 2003, we introduced the AMC Entertainment Card, the first stored value gift card sold circuit wide in our industry. Through several marketing alliances, the card is also sold at over 5,000 retail outlets throughout North America; and

  •
  we recently introduced Clip Gummi Stars™, the industry's first wide-scale, privately labeled candy, in our U.S. theatres. The introduction of Clip Gummi Stars™ is part of our overall brand strategy to extend our powerful name and guest loyalty to other products and programs, both inside and outside our theatres.

Film Licensing

        We predominantly license "first-run" motion pictures from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. We obtain these licenses based on several factors, including number of seats and screens available for a particular picture, revenue potential and the location and condition of our theatres. We pay rental fees on a negotiated basis.

        North American film distributors typically establish geographic film licensing zones and generally allocate available film to one theatre within that zone. Film zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. In film zones where we are the sole exhibitor, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. In film zones where there is competition, a distributor generally will allocate its films among the exhibitors in the zone. As of April 1, 2004, approximately 82% of our screens in the United States were located in non-competitive film zones.

        Licenses that we enter into typically state that rental fees are based on either firm terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under a firm terms formula, we pay the distributor a specified percentage of box office receipts, with the percentages declining over the term of the run. Firm term film rental fees are generally the greater of (i) 70% of box office admissions, gradually declining to as low as 30% over a period of four to seven weeks versus (ii) a specified percentage (i.e. 90%) of the excess of box office receipts over a negotiated allowance for theatre expenses (commonly known as a 90-10 clause). The settlement process allows for negotiation based upon how a film actually performs. A firm term agreement could result in lower than anticipated film rent percentage if the film outperforms expectations, especially in regards to length of run, and, conversely, there is a downside risk when the film underperforms.

        There are several distributors which provide a substantial portion of quality first-run motion pictures to the exhibition industry. These include Buena Vista Pictures (Disney), Paramount Pictures, Universal Pictures, Warner Bros. Distribution, New Line Cinema, SONY Pictures Releasing, Miramax, MGM, Twentieth Century Fox and DreamWorks. Films licensed from these distributors accounted for approximately 92% of our North American admissions revenues during fiscal 2004. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's motion pictures in any given year. In fiscal 2004, no single distributor accounted for more than 6% of the motion pictures that we licensed or for more than 15% of our box office admissions.

        During the period from 1990 to 2004, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 490 in 1998, according to the Motion Picture Association of America. During 2004, 475 first-run motion pictures were released by distributors in the United States.

Concessions

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items include popcorn, soft drinks, candy, hot dogs and other products. Different varieties of candy and soft drinks are offered at our theatres based on preferences in that particular geographic region. We have also implemented "combo-meals" for patrons which offer a pre-selected assortment of concessions products and offer co-branded and private label products that are unique to us.

        Our strategy emphasizes prominent and appealing concessions counters designed for rapid service and efficiency. We design our megaplex theatres to have more concessions capacity to make it easier to serve larger numbers of customers. In addition, our megaplexes generally feature the "pass-through" concept, which enables the concessionist serving patrons to simply sell concessions items instead of also preparing them, thus providing more rapid service to customers. Strategic placement of large concessions stands within theatres heightens their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the concessions stands.

        We negotiate prices for our concessions products and supplies directly with concessions vendors on a national or regional basis to obtain high volume discounts or bulk rates and marketing incentives.

Theatre Management and Support

        We use a centralized structure for policy development, strategic planning, asset management, marketing, human resources, finance, accounting and information systems. These systems are managed at our corporate office located in Kansas City, Missouri. All U.S. film licensing activity occurs in Woodland Hills, California.

        We staff our theatres with personnel capable of making day-to-day operating decisions. A portion of management's compensation at each theatre is linked to the operating results of that theatre. All theatre level personnel complete formal training programs to maximize both customer service and the efficiency of our operations. Theatre managers receive market-based training within their first 18 months with us which focuses on operations administration, marketing and information systems interpretation.

        Theatre staffing varies depending on the size and configuration of the theatre and levels of attendance. For example, a typical 10-screen movie theatre may have four managers with 50 associates while a megaplex theatre may have eight managers and 125 associates. We are committed to developing the strongest possible management teams and seek college graduates for career management positions.

Employees

        As of December 30, 2004, we had approximately 1,100 full-time and 15,000 part-time employees. Approximately 5.6% of our part-time employees were minors that were paid the minimum wage.

        Fewer than 2% of our employees, consisting primarily of motion picture projectionists, are represented by a union, the International Alliance of Theatrical Stagehand Employees and Motion Picture Machine Operators (and affiliated local unions). We believe that our relationship with this union is satisfactory.

Theatrical Exhibition Industry and Competition

        Motion picture theatres are the primary initial distribution channel for new motion picture releases and we believe that the theatrical success of a motion picture is often the most important factor in establishing its value in the DVD/videocassette, cable television and other ancillary markets. We believe that the emergence of alternative motion picture distribution channels has not adversely affected attendance at theatres and that these distribution channels do not provide an experience comparable to the out-of-home entertainment experience offered by moviegoing. We believe that the public will continue to recognize the value of viewing a movie on a large screen with superior audio and visual quality, while enjoying a variety of concessions and sharing the experience with a larger audience.

        Moviegoing has demonstrated steady growth, with North American box office revenues increasing by a 5.5% CAGR over the last 30 years. Since the introduction of the megaplex in 1995, these positive growth trends have become more pronounced, with box office revenues growing by a 6.3% CAGR from 1995 to 2004. In 2004, industry box office revenues were $9.5 billion, an increase of less than 1% from the prior year, and attendance was 1.54 billion, a decrease of 2.4% from the prior year but the third highest attendance level in 45 years.

        As a result of the economic appeal of megaplex theatres and exhibitors' development of new megaplexes without a corresponding closure of older multiplexes, from 1995 to 1999 the industry's indoor screen count grew by a CAGR of 8%, from 27,000 to 36,500 screens. However, attendance per screen declined during this period by a CAGR of 4%. We believe that this decline reflects the industry's excess screen capacity, in which older multiplexes or less competitively positioned theatres were effectively rendered obsolete by newer megaplexes, resulting in declining profitability.

        In 2004, there were approximately 436 fewer screens than in 1999, as many of our competitors closed older multiplexes. As a result, from 1999 to 2004 the industry's screen count decreased by a CAGR of less than 1% and attendance per screen increased during this period by a CAGR of 1%.

        The following table represents information about the exhibition industry obtained from the National Association of Theatre Owners and Motion Picture Association 2003 MPA Market Statistics.

Year	Box Office Revenues	Attendance	Average Ticket Price	Number of Theaters	Indoor Screens
	(In millions)	(In millions)
2004	$9,539	1,536	$6.21	5,629	36,012
2003	9,488	1,574	6.03	5,700	35,361
2002	9,520	1,639	5.80	5,712	35,170
2001	8,413	1,487	5.65	5,813	34,490
2000	7,661	1,421	5.39	6,550	35,567
1999	7,448	1,465	5.06	7,031	36,448
1998	6,949	1,481	4.69	6,894	33,418
1997	6,365	1,388	4.59	6,903	31,050
1996	5,911	1,339	4.42	7,215	28,905
1995	$5,493	1,263	$4.35	7,151	26,995

        There are approximately 550 companies competing in the North American theatrical exhibition industry, approximately 330 of which operate four or more screens. Industry participants vary substantially in size, from small independent operators to large international chains. Based on information obtained from the National Association of Theatre Owners 2004-05 Encyclopedia of Exhibition, we believe that the ten largest exhibitors (in terms of number of screens) operated approximately 61% of the indoor screens in 2004.

        Our theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to attracting patrons, licensing motion pictures and finding new theatre sites. Where real estate is readily available, there are few barriers preventing another company from opening a theatre near one of our theatres, which may adversely effect operations at our theatre.

        The theatrical exhibition industry faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events, and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems, as well as from all other forms of entertainment.

Regulatory Environment

        The distribution of motion pictures is, in large part, regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from one of those cases, to which we were not a party, have a material impact on the industry and us. Those consent decrees bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"). Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, awards of damages to private litigants or additional capital expenditures to remedy such noncompliance. Although we believe that our theatres are in substantial compliance with the ADA, in January 1999, the Civil Rights Division of the Department of Justice filed suit against us alleging that certain of our theatres with stadium-style seating violate the ADA. See "Legal Proceedings."

        As an employer covered by the ADA, we must make reasonable accommodations to the limitations of employees and qualified applicants with disabilities, provided that such reasonable accommodations do not pose an undue hardship on the operation of our business. In addition, many of our employees are covered by various government employment regulations, including minimum wage, overtime and working conditions regulations.

        Our operations also are subject to federal, state and local laws regulating such matters as construction, renovation and operation of theatres as well as wages and working conditions, citizenship, health and sanitation requirements and licensing. We believe our theatres are in material compliance with such requirements.

        We also own and operate theatres and other properties which may be subject to federal, state and local laws and regulations relating to environmental protection. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of contamination, regardless of fault or the legality of original disposal. We believe our theatres are in material compliance with such requirements.

Seasonality

        Our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business can be seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter.

Properties

        The following table sets forth the general character and ownership classification of our theatre circuit as of December 30, 2004:

Property Holding Classification	Total Theatres	Total Screens
Owned	5	48
Leased pursuant to ground leases	14	157
Leased pursuant to building leases	210	3,340
Managed	2	15

Total	*231	*3,560

*
Excludes 17 theatres with 160 screens in South America operated through a 50% owned unconsolidated joint venture.

        Our theatre leases generally have initial terms ranging from 10 to 25 years, with options to extend the lease for up to 20 additional years. The leases typically require escalating minimum annual rent payments and additional rent payments based on a percentage of the leased theatre's revenue above a base amount and require us to pay for property taxes, maintenance, insurance and certain other property-related expenses. In some instances our escalating minimum annual rent payments are contingent upon increases in the consumer price index. In some cases, our rights as tenant are subject and subordinate to the mortgage loans of lenders to our lessors, so that if a mortgage were to be foreclosed, we could lose our lease. Historically, this has never occurred.

        We lease our corporate headquarters in Kansas City, Missouri, our film licensing office in Woodland Hills, California (Los Angeles) and our administrative offices in Paris, France and Tokyo, Japan.

        The majority of the concessions, projection, seating and other equipment required for each of our theatres is owned.

Legal Proceedings

        Jose Vargas and Maria Victoria Vargas v. R.K. Butler and EPT DOWNREIT II and American Multi-Cinema, Inc. d/b/a AMC Theatres Studio 30 and Houston Police Department (No. 2003 - 61045 filed in the District Court of Harris County, Texas). On November 3, 2003, Jose Vargas and Maria Victoria Vargas as beneficiaries of Jose Vargas, Jr. filed a wrongful death action seeking damages related to the death of their minor son. The case arises from a shooting death that occurred approximately one and a half blocks away from the premises of the AMC Studio 30 in Houston, Texas on October 31, 2003. The Vargas youth was shot by a Houston Police officer who was working as an off-duty security officer at the AMC Studio 30. The Vargas youth had been driving around the AMC parking lot with friends in an automobile prior to the shooting. The plaintiffs are seeking unspecified damages on a variety of legal theories.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99-01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that our stadium-style theatres violate the ADA and related regulations. The Department alleges that we have failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleges various non-line of sight violations as well. The Department seeks declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        On November 20, 2002 the trial court entered summary judgment in favor of the Justice Department on the line of sight aspects of this case. The trial court ruled that wheelchair spaces located solely on the sloped floor portion of the stadium-style auditoriums fail to provide lines of sight comparable to the general public. The trial court did not address specific changes that might be required of our existing stadium-style auditoriums, holding that per se rules are simply not possible because the requirements of comparable lines of sight will vary based on theatre layout. We filed a request for interlocutory appeal on January 23, 2003. The trial court denied our request but postponed any further line of sight proceedings pending the Ninth Circuit and eventually the United States Supreme Court's ruling in a case with similar facts and issues, Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc. In Regal, the Oregon District Court held that the exhibitor had provided comparable lines of sight to its wheelchair-bound patrons. On August 13, 2003, the Ninth Circuit Court of Appeals reversed the decision of the Oregon District Court. On June 28, 2004, the Supreme Court denied certiorari in the Regal case. Accordingly, we are preparing for the remedies phase of the litigation and have renewed settlement discussions with the Department. The trial court has scheduled a status conference for May 16, 2005.

        We have recorded a liability related to estimated losses for the Department of Justice line-of-sight aspect of the case in the amount of $179,350 (comprised primarily of compensatory damages and the civil penalty) and estimates the range of loss to be between $179,350 and $273,938 at this time.

        On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that we have violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

        On December 5, 2003 a consent order and final judgment on non-line of sight issues was entered by the U.S. District Court for the Central District of California. The consent order and final judgment resolves matters regarding the non-line of sight aspects of the case. Under the terms of the consent order and final judgment, we have agreed to remedy certain violations at twelve of our stadium-style theatres surveyed by the Department. Additionally, we have agreed to survey and make similar improvements at 101 stadium-style theatres across the country and at certain theatres we may open or acquire in the future. We estimate that the cost of these betterments will be $21.0 million, which is expected to be incurred over the term of the consent order of five years. The estimate is based on the improvements at the twelve theatres surveyed by the Department. The actual cost of betterments may vary based on the results of surveys of the remaining theatres.

        New York Accessibility Issues.    We received a letter dated January 12, 2005 from the Civil Rights Bureau of the Attorney General of the State of New York regarding their investigation into the accessibility of first run movie theatres to persons with hearing or visual impairments. The Civil Rights Bureau wants to assure the existence of auxiliary aids and services for AMCE patrons with hearing or visual impairments. We have four theatres in the state of New York affected by this investigation.

        Derivative Suits.    On July 22, 2004, two lawsuits purporting to be class actions were filed in the Court of Chancery of the State of Delaware, one naming AMCE, AMCE's directors, Apollo Management and certain entities affiliated with Apollo as defendants and the other naming AMCE, AMCE's directors, Apollo Management and Holdings as defendants. Those actions were consolidated on August 17, 2004. The plaintiffs in the consolidated action filed an amended complaint in the Chancery Court on October 22, 2004 and moved for expedited proceedings on October 29, 2004.

        On July 23, 2004, three more lawsuits purporting to be class actions were filed in the Circuit Court of Jackson County, Missouri, each naming AMCE and AMCE's directors as defendants. These lawsuits were consolidated on September 27, 2004. The plaintiffs in the consolidated action filed an amended complaint in the Circuit Court of Jackson County on October 29, 2004. AMCE filed a motion to stay the case in deference to the prior-filed Delaware action and a separate motion to dismiss the case in the alternative on November 1, 2004.

        In both the Delaware action and the Missouri action, the plaintiffs generally allege that the individual defendants breached their fiduciary duties by agreeing to the merger, that the transaction is unfair to the minority stockholders of AMCE, that the merger consideration is inadequate and that the defendants pursued their own interests at the expense of the stockholders. The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the Merger and related transactions.

        On November 23, 2004, the parties in this litigation entered into a Memorandum of Understanding providing for the settlement of both the Missouri action and the Delaware action. Pursuant to the terms of the Memorandum of Understanding, the parties agreed, among other things, that: (i) Holdings would waive Section 6.4(a)(C) of the merger agreement to permit AMCE to provide non-public information to potential interested parties in response to any bona fide unsolicited written acquisition proposals by such parties (which it did), (ii) AMCE would make certain disclosures requested by the plaintiff in the proxy statement and the related Schedule 13E-3 in connection with the special meeting to approve the Merger (which it did) and (iii) AMCE would pay, on behalf of the defendants, fees and expenses of plaintiffs' counsel in the amount of $1.7 million (which such amounts AMCE believes are covered by its existing directors and officers insurance policy). In reaching this settlement, AMCE confirmed to the plaintiffs that Lazard and Goldman Sachs had each been provided with the financial information included in AMCE's earnings press release, issued on the same date as the announcement of the merger agreement. The Memorandum of Understanding also provides for the dismissal of the Missouri action and the Delaware action with prejudice and release of all related claims against

AMCE, the other defendants and their respective affiliates. The settlement as provided for in the Memorandum of Understanding is contingent upon, among other things, approval by the court.

        Conrad Grant v. American Multi-Cinema, Inc. and DOES 1 TO 100; Orange County California Superior Court, Case No: 03CC00429. On September 26, 2003, plaintiff filed this suit as a purported class action on behalf of himself and other current and former "senior managers," "salary operations managers" and persons holding similar positions who claim that they were improperly classified by the Company as exempt employees over the prior four years. On April 28, 2004, additional plaintiffs filed a related case titled William Baer and Anlsnara Hanczonek v. American Multi-Cinema, Inc. and DOES 1 to 100; Orange County California Superior Court, Case No. 04CC00507. On December 9, 2004, the Baer Court denied plaintiffs' motion for class certification, and on January 7, 2005, the Grant Court granted AMCE's motion to strike the class allegations. In both the Baer and Grant proceedings, individual wage and hour claims against the Company remain to be litigated.

        Ernesto Galindo v. American Multi-Cinema, Inc. et al. (Case No. BC328770, Los Angeles County Superior Court). On February 15, 2005, Ernesto Galindo, a former employee, filed this suit on behalf of all current and former non-exempt hourly workers in the State of California who allegedly did not receive statutory meal or rest breaks. Plaintiffs seek back wages, penalties and other unspecified damages.

        American Multi-Cinema, Inc. v. Midwest Drywall Company, Inc., Haskell Constructors, Ltd. et al. (Case No. 00CV84908, Circuit Court of Platte County, Missouri) and American Multi-Cinema, Inc. v. Bovis Construction Corp. et al. (Civil Action No. 0207139, Court of Common Pleas of Bucks County, Pennsylvania). We are plaintiffs in these and related suits in which we seek to recover damages from the construction manager, the architect, certain fireproofing applicators and other parties to correct the defective application of certain fireproofing materials at 23 theatres. We currently estimate our claim for repair costs at these theatres will aggregate approximately $34.6 million, of which we have expended approximately $25.3 million through fiscal 2005. The remainder is for projected costs of repairs yet to be performed. We also are seeking additional damages for lost profits, interest and legal and other expenses incurred.

        Certain parties to the Missouri litigation have filed counterclaims against us, including Ammon Painting Company, Inc., which asserts claims to recover monies for services provided in an amount not specified in the pleadings but which it has expressed in discovery to aggregate to approximately $950,000. We currently estimate that our claim against Ammon is for approximately $6.0 million. Based on presently available information, we do not believe such matters will have a material adverse effect on our results of operations, financial condition or liquidity. During the fifty-two weeks ended April 1, 2004, we received settlement payments of $925,000 related to two theatres from various parties in connection with this matter. On May 18, 2004, we received additional payments of $2,310,000 from various parties in connection with this matter. Also, subsequent to December 30, 2004, we signed settlement agreements for $600,000 related to three theatres.

        We are a party to various other legal proceedings in the ordinary course of business, none of which is expected to have a material adverse effect on us.

Amendments to Articles of Incorporation or Bylaws.

        On December 23, 2004, our Amended and Restated Certificate of Incorporation and Bylaws were amended and restated in connection with the Merger.

        Our current Amended and Restated Certificate of Incorporation authorizes the issuance of only common stock, par value $0.01 per share. The Amended and Restated Certificate of Incorporation has therefore been amended to remove reference to classes of securities other than our outstanding common stock, voting rights, and the election of directors and different dividend rates or other preferences.

        Our Bylaws were similarly amended to remove references to classes of securities other than our outstanding common stock. Our amended Bylaws provide that the number of directors should be at least one, but no more than 11 directors, with the initial board being comprised of seven directors.

        The foregoing description is a brief summary of the provisions adopted or changed by the Amended and Restated Certificate of Incorporation and Bylaws and is qualified in its entirety by reference to AMCE's Amended and Restated Certificate of Incorporation and Bylaws attached as Exhibits 3.1 and 3.2, respectively, to our Form 8-K, dated December 23, 2004, and filed with the SEC on December 27, 2004.

Commitments and Contingencies

        Minimum annual cash payments required under existing capital and financing lease obligations, maturities of corporate borrowings, future minimum rental payments under existing operating leases, FF&E and leasehold purchase provisions, and National Cinema Network ("NCN") exhibitor share commitments, ADA related betterments and pension funding that have initial or remaining non-cancelable terms in excess of one year as of April 1, 2004, on a pro forma basis after giving effect to the Merger and related transactions, are as follows (in thousands):

	Minimum Capital and Financing Lease Payments	Principal Amount of Corporate Borrowings		Interest Payments on Corporate Investments		Minimum Operating Lease Payments	FF&E and Leasehold Purchase Provisions	NCN Exhibitor Share and Other Purchase Commitments	ADA Related Betterments	Pension Funding(1)	Total Commitments
2005	$10,459	$214,474	(2)	$79,808	(3)	$305,627	$25,292	$31,921	$4,200	$1,541	$673,322
2006	10,279	—		97,959	(3)	303,732	—	8,080	4,200	—	424,250
2007	9,910	—		97,959	(3)	302,262	—	1,792	4,200	—	416,123
2008	9,170	—		97,959	(3)	298,658	—	—	4,200	—	409,987
2009	8,646	—		97,959	(3)	295,537	—	—	4,200	—	406,342
Thereafter	92,789	930,000		310,174	(3)	2,588,636	—	—	—	—	3,921,599

Total	$141,253	$1,144,474		$781,818		$4,094,452	$25,292	$41,793	$21,000	$1,541	$6,251,623

(1)
We fund our pension plan such that the plan is 90% funded. While we anticipate funding the plan after fiscal 2005, the funding amount is currently unknown. Our retiree health plan is not funded.

(2)
Because the terms of the 2011 Notes required us to make a "change of control" offer to repurchase the 2011 Notes following the consummation of the Merger, we have reflected the 2011 Notes as current liabilities in accordance with U.S. GAAP, although we assumed that holders of the 2011 Notes will not accept a change of control offer. Because we have assumed the holders of the 2011 Notes will not accept the change of control offer, we have included the contractual interest payments through the scheduled date of maturity.

(3)
Interest rates on our Senior Notes due 2010 are variable. We have utilized an expected rate of 7.91% based on a LIBOR rate as of March 2, 2005 at 2.94% for purposes of estimating our interest payments on the variable rate debt.

        We believe that cash generated from operations, existing cash and equivalents and restricted cash will be sufficient to fund operations and planned capital expenditures and potential acquisitions for at least the next twelve months and enable us to maintain compliance with covenants related to the credit facility and the notes.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. However, based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flows from operations, available cash and cash equivalents and available borrowings will be adequate to meet our future liquidity needs for at least the next few years.

MANAGEMENT

        Our business and affairs are managed by the board of directors of Holdings. The board of directors of Holdings consists of seven members. Pursuant to a stockholders agreement between Holdings, the Sponsors, the other co-investors party thereto and any additional investor that becomes a party thereto as part of the Merger and related transactions, each of the Sponsors are entitled to designate three members of the board of directors of Holdings. In addition, Peter C. Brown, our chief executive officer, is a director of Holdings. The composition of the board of directors of the Company is the same as Holdings.

        The following table sets forth certain information regarding our directors, executive officers and key employees as of April 12, 2005:

Name	Age	Positions
Peter C. Brown	46	Chairman of the Board, Chief Executive Officer and Director (AMCE and AMC); President (AMCE)
Michael R. Hannon	44	Director (AMCE)
Stephen P. Murray	42	Director (AMCE)
Stephan Oppenheimer	37	Director (AMCE)
Stan Parker	29	Director (AMCE)
Marc J. Rowan	42	Director (AMCE)
Aaron Stone	32	Director (AMCE)
Philip M. Singleton	58	Executive Vice President (AMCE); President, Chief Operating Officer and Director (AMC)
Richard T. Walsh	51	Executive Vice President (AMCE); Chairman (AMC Film, a division of AMC)
Craig R. Ramsey	53	Executive Vice President and Chief Financial Officer (AMCE and AMC); Director (AMC)
John D. McDonald	47	Executive Vice President, North American Operations (AMC)
Mark A. McDonald	46	Executive Vice President, International Operations (AMC Entertainment International, Inc.)
Kevin M. Connor	42	Senior Vice President, General Counsel and Secretary (AMCE and AMC)
Chris A. Cox	39	Vice President and Chief Accounting Officer (AMCE and AMC)

        All our current executive officers hold their offices at the pleasure of our board of directors, subject to rights under their respective employment agreements. There are no family relationships between or among any directors and executive officers, except that Messrs. John D. McDonald and Mark A. McDonald are brothers.

        Mr. Peter C. Brown has served as a Director of AMCE and AMC since November 12, 1992, as Chairman of the Board and Chief Executive Officer of AMCE since July 1999 and as President of AMCE since January 1997. Mr. Brown served as Co-Chairman of the Board of AMCE from May 1998 through July 1999 and as Executive Vice President of AMCE from August 1994 to January 1997. Mr. Brown is also Chairman of the Board, Chief Executive Officer and a Director of AMC. Mr. Brown is a graduate of the University of Kansas.

        Mr. Michael R. Hannon has served as a Director of AMCE since December 23, 2004. Mr. Hannon serves as Partner of J.P. Morgan Partners, LLC. Prior to joining J.P. Morgan Partners in 1988, Mr. Hannon worked at Morgan Stanley & Co. Mr. Hannon is also a Director of NuVox Communications, Telesystem International Wireless, Ascend Media, Olympus Media and College Sports Television (CSTV Networks, Inc.). Mr. Hannon holds a B.A. degree from Yale University and an M.B.A. degree from Columbia Business School.

        Mr. Stephen P. Murray has served as a Director of AMCE since December 23, 2004. Mr. Murray serves as Partner of J.P. Morgan Partners, LLC. Prior to joining J.P. Morgan Partners, Mr. Murray served as a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Mr. Murray is also a Director for Cornerstone Brands, Warner Chilcott Corporation, Jetro Inc., La Petite Academy, National Waterworks, Pinnacle Foods, Strongwood Holdings and Zoots, Inc. Mr. Murray holds a B.A. degree from Boston College and an M.B.A. degree from Columbia Business School.

        Mr. Stephan Oppenheimer has served as a Director of AMCE since December 23, 2004. Mr. Oppenheimer serves as Principal of J.P. Morgan Partners, LLC. Prior to joining J.P. Morgan Partners in 1997, Mr. Oppenheimer worked in the Acquisition Finance Group at Chase Securities, and prior to that, as a systems consultant with American Management Systems. Mr. Oppenheimer is also a Director of Kraton Polymers LLC, Lightship Holding, Inc., Discovery III Limited and Fleming (Bermuda) Discovery III Limited. Mr. Oppenheimer holds a B.S. degree in Electrical Engineering and an M.B.A. degree from the University of Virginia.

        Mr. Stan Parker has served as a Director of AMCE since December 23, 2004. Mr. Parker is a Principal of Apollo Management, L.P. which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds. Prior to joining Apollo Management in 2000, Mr. Parker worked in the Financial Entrepreneurs Group at Salomon Smith Barney. Mr. Parker is also a Director of United Agri Products. Mr. Parker holds a B.S. degree in Economics from The Wharton School of Business at the University of Pennsylvania.

        Mr. Marc J. Rowan has served as a Director of AMCE since April 19, 2001. Mr. Rowan is one of the founding principals of Apollo Management, L.P. which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds. Mr. Rowan is also a Director of Wyndham International, Inc., National Financial Partners, Inc., Quality Distribution, Inc. Cablecom GmbH, iesy Hessen GmbH & Co., KG and SkyTerra Communications Inc. Mr. Rowan also serves on the executive committee of the Youth Renewal Fund and is a member of the Board of Directors of National Jewish Outreach Program, the Riverdale Country School and the Undergraduate Executive Board of The Wharton School of Business. Mr. Rowan holds a B.S. degree and an M.B.A. degree from The Wharton School of Business at the University of Pennsylvania.

        Mr. Aaron Stone has served as a Director of AMCE since December 23, 2004. Mr. Stone is a principal of Apollo Advisors, L.P. which, together with its affiliates, acts as managing general partner of the Apollo Investment Funds, a series of private securities investment funds, where he has worked since 1997. Mr. Stone is also a Director of Educate Inc. and Intelstat, Ltd. Prior to joining Apollo, Mr. Stone was a member of the Mergers and Acquisition Group at Smith Barney, Inc.

        Mr. Philip M. Singleton was elected President of AMC on January 10, 1997 and has served as Chief Operating Officer of AMC since November 14, 1991. Mr. Singleton has served as Executive Vice President of AMCE since August 3, 1994. Mr. Singleton has served as a Director of AMC since November 12, 1992.

        Mr. Richard T. Walsh has served as Executive Vice President of AMCE and Chairman, AMC Film, a division of AMC, since November 9, 2001. Prior thereto, Mr. Walsh served as Executive Vice President, Film Operations, AMC Film, from September 29, 1999 to November 9, 2001 and as Senior Vice President in charge of operations for the West Division of AMC from July 1, 1994 to September 29, 1999.

        Mr. Craig R. Ramsey has served as Executive Vice President and Chief Financial Officer of AMCE and AMC since April 3, 2003. Prior thereto, Mr. Ramsey served as Executive Vice President, Chief Financial Officer and Secretary of AMCE and AMC effective April 19, 2002. Mr. Ramsey served as Senior Vice President, Finance, Chief Financial Officer and Chief Accounting Officer, of AMCE and

AMC from August 20, 1998 until May 13, 2002. Mr. Ramsey has served as a Director of AMC since September 28, 1999. Mr. Ramsey was elected Chief Accounting Officer of AMCE and AMC effective October 15, 1999. Mr. Ramsey served as Vice President, Finance from January 17, 1997 to October 15, 1999 and prior thereto served as Director of Information Systems and Director of Financial Reporting since joining AMC on February 1, 1995.

        Mr. John D. McDonald has served as Executive Vice President, North America Operations of AMC since October 1, 1998. Prior thereto, Mr. McDonald served as Senior Vice President, Corporate Operations from November 9, 1995 until his promotion to Executive Vice President on October 1, 1998.

        Mr. Mark A. McDonald has served as Executive Vice President, International Operations of AMC Entertainment International, Inc., a subsidiary of AMCE, since December 7, 1998. Prior thereto, Mr. McDonald served as Senior Vice President, Asia Operations from November 9, 1995 until his appointment as Executive Vice President in December 1998.

        Mr. Kevin M. Connor has served as Senior Vice President, General Counsel and Secretary of AMCE and AMC since April 3, 2003. Prior thereto, Mr. Connor served as Senior Vice President, Legal of AMCE and AMC beginning November 6, 2002. Prior thereto, Mr. Connor was in private practice in Kansas City, Missouri as a partner with the firm Seigfreid, Bingham, Levy, Selzer and Gee from October 1, 1995.

        Mr. Chris A. Cox has served as Vice President and Chief Accounting Officer of AMCE and AMC since May 13, 2002. Prior thereto, Mr. Cox served as Vice President and Controller of AMC from November 28, 2000. Previously, Mr. Cox served as Director of Corporate Accounting for the Dial Corporation from December of 1999 until November 2000 and as Senior Manager in Assurance and Business Advisory Services at PricewaterhouseCoopers LLP from January 1997 to December 1999.

        Audit Committee. AMCE does not have an audit committee at this time, but intends to appoint one in the future.

Compensation of Management

        The following table provides certain summary information concerning compensation that the Company paid to or accrued on behalf of the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers (determined as of the end of fiscal 2004 and hereafter referred to collectively as the "Named Executive Officers") for the last three fiscal years ended April 1, 2004, April 3, 2003 and March 28, 2002, respectively.

Summary Compensation Table

Long-Term Compensation Awards(2)
Annual Compensation
Securities Underlying Options/ SARs
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation(1)(4)		Restricted Stock Awards		All Other Compensation(3)
Peter C. Brown Chairman of the Board, Chief Executive Officer and President	2004 2003 2002	$728,000 700,000 625,000	$464,100 614,250 683,550	$	N/A 12,643,851 N/A	$1,080,100 455,700 209,400	— 106,990 106,990	$7,052 8,351 3,836
Philip M. Singleton Executive Vice President and Chief Operating Officer	2004 2003 2002	475,000 450,000 425,000	301,716 390,488 403,000		N/A 6,606,502 N/A	602,400 239,394 110,005	— 42,980 42,980	7,557 9,100 4,846
Richard T. Walsh Executive Vice President, Film Operations, Chairman AMC Film	2004 2003 2002	335,000 325,000 300,000	215,526 222,750 209,251		N/A 161,646 N/A	250,667 97,976 24,988	— 14,330 7,160	132,893 10,115 5,573
Craig R. Ramsey Executive Vice President and Chief Financial Officer	2004 2003 2002	325,000 300,000 275,000	215,526 222,750 255,750		N/A N/A N/A	250,667 97,976 24,988	— 14,330 7,160	133,102 10,454 5,856
John D. McDonald Executive Vice President, North American Operations	2004 2003 2002	312,500 300,000 275,000	168,300 222,750 255,750		N/A N/A N/A	125,333 97,976 45,021	— 14,330 14,330	70,261 10,391 5,908

(1)
For the years presented, perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total annual salary and bonus with the exception of Mr. Richard T. Walsh who received $143,303 related to relocation during fiscal 2003 and Mr. Peter C. Brown and Mr. Philip M. Singleton who received compensation related to loan forgiveness as discussed in note (4) below.

(2)
In connection with the Merger: (i) all outstanding vested and unvested stock options were canceled in exchange for payment equal to the excess of $19.50 over the option exercise price, and (ii) all outstanding vested and unvested deferred stock unit awards were canceled in exchange for payment equal to $19.50, in each case, less applicable withholding. All outstanding restricted stock awards were fully vested as of the Merger and as such were canceled in exchange for the $19.50 per share merger consideration payable to stockholders. On September 18, 2003, the Company made deferred stock unit awards under the 2003 AMC Entertainment Inc. Long-Term and Incentive Plan to the Named Executive Officers having a value as follows: Mr. Peter C. Brown—71,435 units ($1,080,100); Mr. Philip M. Singleton—39,841 units ($602,400); Mr. Richard T. Walsh—16,579 units ($250,667); Mr. Craig R. Ramsey—16,579 units ($250,667); and Mr. John D. McDonald—8,289 units ($125,333). The value of these deferred stock units set forth in the table was calculated based on the value of the award divided by a 10 day average stock price at April 1, 2004.

As of April 1, 2004 the number of unvested deferred stock unit awards for the Named Executive Officers and the value of such awards (based on the market value of the unvested shares of stock on April 1, 2004) were as follows: Mr. Peter C. Brown—71,435 units ($1,109,386); Mr. Philip M. Singleton—39,841 units ($618,731); Mr. Richard T. Walsh—16,579 units ($257,471); Mr. Craig R. Ramsey—16,579 units ($257,471); and Mr. John D. McDonald—8,289 units ($128,728).

On May 13, 2002, the Company made restricted stock awards under the AMC Entertainment Inc. 1999 Stock Option and Incentive Plan to the Named Executive Officers with respect to that number of shares and having a value (based on the market value of the shares of stock covered by the awards on the date of grant) as of the award date, as follows: Mr. Peter C. Brown—30,000 shares ($455,700); Mr. Philip M. Singleton—15,760 shares $239,394); Mr. Richard T. Walsh—6,450 shares ($97,976); Mr. Craig R. Ramsey—6,450 shares ($97,976); and Mr. John D. McDonald—6,450 shares ($97,976). Additionally, on May 13, 2002, the Company granted options under the AMC Entertainment Inc. 1999 Stock Option and Incentive Plan as follows: Mr. Peter C. Brown—106,990 shares; Mr. Philip M. Singleton—42,980 shares; Mr. Richard T. Walsh—14,330 shares; Mr. Craig R. Ramsey—14,330 shares; and Mr. John D. McDonald—14,330 shares. The exercise price of these options was $15.19 per share.

On April 17, 2001, the Company made restricted stock awards under the 1999 Stock Option and Incentive Plan to the Named Executive Officers with respect to that number of shares and having a value (based on the market value of the shares of stock covered by the awards on the date of grant) as of the award date, as follows: Mr. Peter C. Brown—30,000 shares ($209,400); Mr. Philip M. Singleton—15,760 shares ($110,005); Mr. Richard T. Walsh—3,580 shares ($24,988); Mr. Craig R. Ramsey—3,580 shares ($24,988); and Mr. John D. McDonald—6,450 shares ($45,021). Additionally, on April 17, 2001, the Company granted options under the 1999 Stock Option and Incentive Plan as follows: Mr. Peter C. Brown—106,990 shares; Mr. Philip M. Singleton—42,980 shares; Mr. Richard T. Walsh—7,160 shares; Mr. Craig R. Ramsey—7,160 shares and Mr. John D. McDonald—14,330 shares. The exercise price of these options was $6.98 per share.

One half of the restricted stock awards and non-qualified stock options granted in fiscal years 2003 and 2002 vested one year from date of grant with the balance vesting two years from date of grant, subject to, with certain exceptions such as death or disability, continued employment with the Company. No dividends were payable with respect to restricted stock awards prior to vesting. As of April 1, 2004 the number of unvested restricted stock awards for the Named Executive Officers and the value of such awards (based on the market value of the unvested shares of stock on April 1, 2004) were as follows: Mr. Peter C. Brown—15,000 shares ($232,950); Mr. Philip M. Singleton—7,880 shares ($122,376); Mr. Richard T. Walsh—3,225 shares ($50,084); Mr. Craig R. Ramsey—3,225 shares ($50,084); and Mr. John D. McDonald—3,225 shares ($50,084).

(3)
For fiscal 2004, All Other Compensation is comprised of the Company's contributions under its 401(k) savings plan which is a defined contribution plan, and deferred cash awards under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan as follows: Mr. Peter C. Brown—$0; Mr. Philip M. Singleton—$0; Mr. Richard T. Walsh—$125,333; Mr. Craig R. Ramsey—$125,333; and Mr. John D. McDonald—$62,667. For 2003 and 2002, All Other Compensation is comprised of the Company's contributions under its 401(k) savings plan.

(4)
Pursuant to a program recommended by the Compensation Committee and approved by the Company's Board of Directors in 1998, the Company loaned Mr. Peter C. Brown $5,625,000 to purchase 375,000 shares of its Common Stock. Mr. Brown purchased such shares on August 11, 1998. Under the program the Company also loaned Mr. Philip M. Singleton $3,765,000 to purchase 250,000 shares of its Common Stock. Mr. Singleton purchased such shares from September 11 to September 15, 1998. Mr. Singleton repaid unused proceeds of $811,710, leaving a remaining unpaid principal balance of $2,953,290. Such loans were unsecured and bore interest at a rate at least equal to the applicable federal rate prescribed by Section 1274(d) of the Internal Revenue Code in effect on the date of such loan (6% per annum for the loans to Messrs. Brown and Singleton). Interest on these loans accrued and was added to principal annually on the anniversary date of such loan, and the full principal amount and all accrued interest was due and payable on the fifth anniversary of such loan. Based on the recommendation of the Compensation Committee, on May 13, 2002 the Company's Board of Directors approved the forgiveness of $6,921,244 of principal and accrued interest on the loan made to Mr. Peter C. Brown, together with the payment of $5,722,607 of Federal, state and payroll related taxes on his behalf, and the forgiveness of $3,616,399 of principal and accrued interest on the loan made to Mr. Philip M. Singleton, together with the payment of $2,990,103 of Federal, state and payroll related taxes on his behalf. Such loan forgiveness was effective as of June 6, 2002. Mr. Brown and Mr. Singleton agreed not to sell the shares acquired with proceeds of the loans prior to March 6, 2004.

Option Grants

        There were no grants of stock options made during the last fiscal year to the Named Executive Officers.

Option Exercises and Holdings

        The following table provides information with respect to the Named Executive Officers concerning the exercise of options during the last fiscal year and unexercised options held as of April 1, 2004.

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year End Option/SAR Values(1)

			Number of Securities Underlying Unexercised Options/SARs at FY End
					Value of Unexercised In-The-Money Options/SARs at FY-End(2)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Peter C. Brown	150,000	174,000	294,485	53,495	$949,963	$18,188
Philip M. Singleton	124,600	183,162	173,470	21,490	391,796	7,307
Richard T. Walsh	25,000	38,125	34,325	7,165	65,972	2,436
Craig R. Ramsey	—	—	49,325	7,165	63,654	2,436
John D. McDonald	—	—	76,495	7,165	127,275	2,436

(1)
Stock options granted during the fiscal year ended April 3, 2003 became fully vested on May 12, 2004. In connection with the Merger, each stock option which was outstanding immediately prior to the effective time of the Merger, whether or not then exercisable, was canceled as of the effective time of the Merger and the holder thereof was entitled to receive an amount in cash in lieu of such canceled stock option equal to the excess of (i) the product of (a) the excess, if any, of (x) $19.50 over (y) the per share exercise price of such stock option multiplied by (B) the number of shares of common stock subject to such stock option over (ii) any income tax or employment tax withholding required under the Internal Revenue Code of 1986, as amended with respect to the amounts referred to in clause (i).

(2)
Values for "in-the-money" outstanding options represent the positive spread between the respective exercise prices of the outstanding options and the value of the Company's Common Stock as of April 1, 2004.

New Stock Option Plan

        Holdings adopted the 2004 Stock Option Plan, which provides for the grant of incentive stock options (within the meaning of Section 421 of the Internal Revenue Code) and non-qualified stock options to eligible employees and consultants of Holdings and its subsidiaries and non-employee directors of Holdings. The aggregate number of shares reserved for issuance under the option plan is 49,107.44681. The exercise price of the options will be the fair market value of Holdings shares on the date of the grant. Members of management have been granted stock options to purchase common stock of Holdings as follows: Mr. Peter C. Brown—16,369.14894 shares, Mr. Philip M. Singleton—8,184.57447 shares, Messrs. Craig R. Ramsey and Richard T. Walsh—4,092.28723 shares each and Messrs. John D. McDonald, Mark A. McDonald and Kevin M. Connor—2,046.14362 shares each. For each optionee, options for 500 shares are incentive stock options; the balance are non-qualified stock options. These options vest in equal installments over 5 years from grant date, subject to the employee's continued service with Holdings or one of its subsidiaries. In addition, upon the occurrence of a change of control of Holdings (as defined in the option plan), the options held by Messrs. Brown and Singleton will become fully vested. The options and all shares acquired pursuant to the exercise of options are subject to the management stockholders agreement. See "Employment Contracts,

Termination of Employment and Change of Control Arrangements" for certain terms applicable to the options and shares held by Messrs. Brown and Singleton.

Defined Benefit Retirement and Supplemental Executive Retirement Plans

        The Company sponsors a defined benefit retirement plan which provides benefits to certain of the Company's employees based upon years of credited service and the highest consecutive five-year average annual remuneration for each participant. For purposes of calculating benefits, average annual compensation is limited by Section 401(a)(17) of the Internal Revenue Code, and is based upon wages, salaries and other amounts paid to the employee for personal services, excluding certain special compensation. A participant earns a vested right to an accrued benefit upon completion of five years of vesting service.

        The Company also sponsors a supplemental executive retirement plan to provide the same level of retirement benefits that would have been provided under the retirement plan had the federal tax law not been changed in the Omnibus Budget Reconciliation Act of 1993, which reduced the amount of compensation which can be taken into account in a qualified retirement plan from $235,840 (in 1993), the old limit, to $205,000 (in 2004).

        The following table shows the total estimated annual pension benefits (without regard to minimum benefits) payable to a covered participant under the Company's retirement plan and the supplemental executive retirement plan, assuming retirement in calendar 2003 at age 65, payable in the form of a single life annuity. The benefits are not subject to any deduction for social security or other offset amounts. The following table assumes the old limit would have been increased to $300,000 in 2004.

	Years of Credited Service
Highest Consecutive Five Year Average Annual Compensation
	15	20	25	30	35
$125,000	$17,100	$22,800	$28,501	$34,201	$39,901
150,000	20,850	27,800	34,751	41,701	48,651
175,000	24,600	32,800	41,001	49,201	57,401
200,000	28,350	37,800	47,251	56,701	66,151
225,000	32,100	42,800	53,501	64,201	74,901
250,000	35,850	47,800	59,751	71,701	83,651
275,000	39,600	52,800	66,001	79,201	92,401
295,000	42,600	56,800	71,001	85,201	99,401
300,000	43,350	57,800	72,251	86,701	101,151

        As of April 1, 2004, the years of credited service under the retirement plan for each of the Named Executive Officers were: Mr. Peter C. Brown, 13 years; Mr. Philip M. Singleton—30 years; Mr. Richard T. Walsh—29 years; Mr. John D. McDonald—29 years; and Mr. Craig R. Ramsey—9 years.

        The Company has established a retirement enhancement plan for the benefit of officers who from time to time may be designated as eligible participants therein by the board of directors. The retirement enhancement plan is a non-qualified deferred compensation plan designed to provide an unfunded retirement benefit to an eligible participant in an amount equal to (i) sixty percent (60%) of his or her average compensation (including paid and deferred incentive compensation) during the last three full years of employment, less (ii) the sum of (A) such participant's benefits under the retirement plan and social security, and (B) the amount of a straight life annuity commencing at the participant's normal retirement date attributable to the Company's contributions under the supplemental executive retirement plan, the 401(k) savings plan and the non-qualified deferred compensation plan. The Executive Savings Plan was terminated as of January 1, 2002 and therefore is no longer included in the computation of the retirement enhancement plan benefit. The base amount in clause (i) will be reduced on a pro rata basis if the participant completes fewer than 25 years of service. The retirement enhancement plan benefit vests upon the participant's attainment of age 55 or completion of 15 years of service, whichever is later, and payments may commence to a vested participant retiring on or after age 55 (who has participated in the plan for at least five years) on an actuarially reduced basis (6 2/3% for each of the first five years by which commencement precedes age 65 and an additional 3 1/3% for each year by which commencement precedes age 60). Benefits must commence at a participant's normal retirement date (i.e., the later of age 65 or the participant's completion of five years of service) whether or not the participant continues to be employed by the Company. The accrued benefit payable upon total and permanent disability is not reduced by reason of early commencement. Participants become fully vested in their rights under the retirement enhancement plan if their employment is terminated without cause or as a result of a change of control, as defined in the retirement enhancement plan. No death, disability or retirement benefit is payable prior to a participant's early retirement date or prior to the date any severance payments to which the participant is entitled cease.

        Mr. Peter C. Brown and Mr. Philip M. Singleton have been designated as eligible to participate in the retirement enhancement plan. The estimated monthly amounts that Mr. Brown and Mr. Singleton will be eligible to receive under the retirement enhancement plan at age 65 are $88,346 and $31,995, respectively. These amounts are based on certain assumptions respecting their future compensation amounts and the amounts of the Company's contributions under other plans. Actual amounts received by such individuals under the retirement enhancement plan may be different than those estimated.

Compensation of Directors

        Each non-employee director is paid $50,000 annually for service on the board of directors of the Company and Holdings and, in addition, $1,500 for each board meeting and $1,000 for each board committee meeting which he attends.

Employment Contracts, Termination of Employment and Change of Control Arrangements

        We have entered into employment agreements with Messrs. Peter C. Brown, Philip M. Singleton, Richard T. Walsh, John D. McDonald and Craig R. Ramsey each effective as of July 1, 2001 other than Messrs. Brown and Singleton, whose agreements are effective as of the consummation of the Merger. Such persons currently receive the following annual salaries pursuant to their employment contracts: Mr. Brown—$728,300; Mr. Singleton—$468,200; Mr. Walsh—$338,200; Mr. Ramsey—$331,500; and Mr. McDonald—$312,200. The employment agreements also provide for discretionary bonuses, an automobile allowance, reimbursement of reasonable travel and entertainment expenses and other benefits offered from time to time to other executive officers. The employment agreement of Mr. Brown has a term of five years, that of Mr. Singleton has a term of three years and those of Mr. Walsh, Mr. Ramsey and Mr. McDonald have terms of two years. On the anniversary date of each employment agreement, one year is added to its term, so that each employment agreement always has a five-year, three-year or two-year term, as the case may be, as of each anniversary date. Each employment agreement terminates generally without severance if such employee is terminated for cause or upon such employee's retirement or resignation without good reason, each as defined in his employment agreement. We will pay the employee a pro rata portion of the bonus he would otherwise be eligible to receive upon termination by reason of the employee's retirement. If any of Messrs. Walsh, McDonald or Ramsey dies or is terminated without cause or following his disability or terminates his agreement subsequent to specified changes in his responsibilities, annual base salary or benefits following a change of control, each as defined in the agreement, he will be entitled to receive a lump sum cash payment equal to two years annual base salary. If either Mr. Brown or Mr. Singleton dies or is terminated without cause or following his disability or terminates his agreement for good reason or following a change of control, each as defined in the agreement, he will be entitled to receive a lump sum cash payment equal to five times for Mr. Brown and three times for Mr. Singleton the sum of such employee's then annual base salary and annual bonus such employee would be entitled to receive as if the target level had been obtained and he will have the right to require Holdings to purchase from him all or any portion of his vested options and shares of Holdings common stock (the "put right"), in exchange for payment for shares equal to the fair market value of Holdings stock and payment for options equal to the excess of such fair market value over the option exercise price, in each case less applicable withholding. The amounts payable by the Company under these employment agreements, assuming termination by reason of a change of control (and excluding amounts payable by Holdings in connection with the put right) as of April 1, 2005, were as follows: Mr. Brown—$6,091,500; Mr. Singleton—$2,340,600, Mr. Walsh—$676,400; Mr. McDonald—$624,400, and Mr. Ramsey—$663,000.

        We maintain a severance pay plan for full-time salaried nonbargaining employees with at least 90 days of service. For an eligible employee who is subject to the Fair Labor Standards Act overtime pay requirements, referred to as a "nonexempt eligible employee," the plan provides for severance pay in the case of involuntary termination of employment due to layoff of the greater of two week's basic pay or one week's basic pay multiplied by the employee's full years of service up to no more than twelve weeks' basic pay. There is no severance pay for a voluntary termination, unless up to two weeks' pay is authorized in lieu of notice. There is no severance pay for an involuntary termination due to an employee's misconduct. Only two weeks' severance pay is paid for an involuntary termination due to substandard performance. For an eligible employee who is exempt from the overtime pay requirements, severance pay is discretionary (at the department head/supervisor level), but will not be less than the amount that would be paid to a nonexempt eligible employee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We seek to ensure that all transactions with related parties are fair, reasonable and in our best interest. In this regard, generally our board of directors or one of our committees reviews material transactions between us and related parties to determine that, in their best business judgment, such transactions meet that standard. We believe that each of these transactions was on terms at least as favorable to us as could have been obtained from an unaffiliated third party. Set forth below is a description of certain transactions which have occurred since April 4, 2003 or which involve obligations that remain outstanding as of April 1, 2004.

        In connection with the Company's 1997 merger with Durwood, Inc., the Company agreed to pay Mr. Stanley H. Durwood's estate any credit amounts arising after March 31, 2000 that result from next tax benefits that the Company realizes from the utilization of alternative minimum tax credit carry-forwards and Missouri operating loss carry-forwards of Durwood, Inc. The maximum amount of credit amounts that could be paid to Mr. Durwood's estate is approximately $1.1 million. As of April 1, 2004, the Company has not realized any of Durwood, Inc.'s net tax benefits on the tax returns it has filed since 1998.

        We lease certain of our theatres from Entertainment Properties Trust ("EPT"). Mr. Peter C. Brown, Chairman of the Board, Chief Executive Officer and President of AMCE was also the Chairman of the Board of Trustees of EPT until May of 2003 at which time his term expired and he did not stand for reelection to the Board of Trustees of EPT. Payments to EPT for rent were approximately $65,000,000 in fiscal 2004.

        During fiscal 2004, we sold the real estate assets associated with three theatres to EPT for an aggregate purchase price of approximately $63.9 million and then leased the real estate assets associated with the theatres from EPT pursuant to non-cancelable operating leases with terms of 20 years at an initial lease rate of 9.5% with options to extend for up to an additional 15 years. The leases are triple net leases that require us to pay substantially all expenses associated with the operation of the theatres, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments.

        On December 23, 2003 and January 29, 2004, we approved payment of legal fees in the amount of $590,000 and reimbursement of other out-of-pocket expenses in the amount of $170,000 on behalf of the initial purchasers of our Series A convertible preferred stock. On November 18, 2003, December 23, 2003 and May 25, 2004, we approved payment of legal fees in the amount of $235,000 on behalf of our Class B stockholder, the Durwood Voting Trust. The costs were incurred in connection with the consideration of a possible business combination between us and Loews Cineplex Entertainment Corporation. On January 22, 2004, we announced that our previously announced discussions with Loews Cineplex Entertainment Corporation relating to a possible business combination have been terminated.

        On April 19, 2001, we entered into an investment agreement and certain related agreements with certain affiliates of Apollo, one of our Sponsors. Pursuant to that agreement, we sold the Apollo affiliates an aggregate of 92,000 shares of Series A convertible preferred stock and 158,000 shares of Series B exchangeable preferred stock. All outstanding Series B exchangeable preferred stock was subsequently exchanged for Series A convertible preferred stock. As of September 30, 2004, the Apollo affiliates owned 94.1% of our Series A convertible preferred stock.

        On August 18, 2004, Holdings sold $304,000,000 in aggregate principal amount at maturity of its 12% Senior Discount Notes due 2014 (the "Holdco Notes"). On the same date, Marquee, sold $250,000,000 in aggregate principal amount of its 8 5/8% Senior Notes due 2012 and $205,000,000 in aggregate principal amount of its Senior Floating Rate Notes due 2010. J.P. Morgan Securities Inc., an

affiliate of JPMP which owns approximately 34.6% of Holdings, was an initial purchaser of the Holdco Notes and the Senior Notes.

        On the effective date of the Merger, each issued and outstanding Series A convertible preferred stock was converted into the right to receive $2,727.27 in cash, and following the Merger all shares of Series A convertible preferred stock were cancelled, retired and no longer outstanding, and the investment agreement was also cancelled and is no longer in effect. Pursuant to our agreements with the Apollo affiliates, we could not take certain corporate actions, including the consummation of the Merger and the issuance of these notes, without the prior consent of the Apollo affiliates. We refer to these approval rights granted to the Apollo affiliates as the "preferred stock approval rights." The Apollo affiliates consented to the Merger for purposes of its preferred stock approval rights under the Apollo and Durwood voting agreements. See "Apollo and Durwood voting agreements" below. We also agreed to waive the restrictions contained in the Apollo standstill agreement on Apollo's ability to convert its shares of preferred stock into common stock. As required by the terms of the Apollo standstill agreement, the Apollo standstill waiver was approved by a majority of the directors elected by the holders of common stock voting alone as a class, consisting of Messrs. Michael N. Garin and Paul E. Vardeman.

        In connection with the Merger, Apollo received an aggregate amount of cash proceeds for its shares of approximately (i) $869.8 million, including $91.1 million attributable to the special change in control distribution payable to Apollo pursuant to the terms of the Series A convertible preferred stock. Additionally, the Sponsors were paid $20.0 million in the aggregate in payment of transaction fees in connection with the Merger and related transactions. The sponsor fee was paid by the Company and did not affect the per share cash consideration to be received by our stockholders in the Merger. We will pay the Sponsors an annual management fee of up to $2.0 million in the aggregate, payable quarterly, under the Management Fee Agreement. Following consummation of the Merger, we became a privately-held company, wholly owned by Holdings. Holdings is owned by the Sponsors, other co- investors and by certain members of management as follows: JPMP (34.6%); Apollo (34.6%); Weston Presidio Capital IV, L.P. and WPC Entrepreneur Fund II, L.P. (6.5%); Co-Investment Partners, L.P. (6.5%); Caisse de Depot et Placement du Quebec (5.2%); AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II B.V. and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (4.5%); SSB Capital Partners (Master Fund) I, L.P. (3.2%); CSFB Strategic Partners Holdings II, L.P., CSFB Strategic Partners Parallel Holdings II, L.P., CSFB Credit Opportunities Fund (Employee), L.P. and CSFB Credit Opportunities Fund (Helios), L.P. (2.6%); Credit Suisse Anlagestiftung, Pearl Holding Limited, Vega Invest (Guernsey) Limited and Partners Group Private Equity Performance Holding Limited (1.3%); Screen Investors 2004, LLC (0.3%); and members of management (0.7%)(3).

(3)
All percentage ownerships are approximate.

        For a description of certain employment agreements between us and Messrs. Peter C. Brown, Philip M. Singleton, John D. McDonald, Richard T. Walsh and Craig R. Ramsey, see "Management—Employment Contracts, Termination of Employment and Change of Control Arrangements."

Subscription Agreements

        In connection with the Merger and related transactions, JPMP and Apollo entered into a subscription agreement on July 22, 2004 that provided that JPMP and Apollo committed to contribute approximately $393.5 million and approximately $391.9 million, respectively (subject to reduction as permitted under the Merger and related financing documents), to Holdings in exchange for 50.1% and 49.9% of Holdings' common stock, respectively. These percentages were reduced to reflect the purchase of Holdings' common stock by Weston Presidio Capital IV, L.P. and WPC Entrepreneur

Fund II, L.P.; Co-Investment Partners, L.P.; Caisse de Depot Et Placement du Quebec; AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II B.V. and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V.; SSB Capital Partners (Master Fund) I, L.P.; CSFB Strategic Partners Holdings II, L.P., CSFB Strategic Partners Parallel Holdings II, L.P., CSFB Credit Opportunities Fund (Employee), L.P. and CSFB Credit Opportunities Fund (Helios), L.P.; Credit Suisse Anlagestiftung, Pearl Holding Limited, Vega Invest (Guernsey) Limited and Partners Group Private Equity Performance Holding Limited; Screen Investors 2004, LLC; and members of management. In connection with the consummation of the Merger and related transactions, the aggregate equity contribution of the holders of Holdings common stock was equal to $769.35 million. The agreement prohibits us from taking certain significant actions including those related to tax structuring, financing, selection and arrangements for retention of management and regulatory approvals and from taking any action or making any decision relating to the Merger Agreement without the approval of both Sponsors.

        Also, in connection with the Merger and related transactions, Holdings entered into subscription agreements on December 21, 2004, with each of Messrs. Brown, Singleton, Ramsey, Walsh, John McDonald, Mark McDonald, Rolando Rodriguez and Kevin Connor, pursuant to which each individual agreed to contribute to Holdings a certain cash contribution in exchange for a certain number of Holdings' shares at the same purchase price per share as paid by each of JPMP and Apollo.

Apollo and Durwood Voting Agreements

        In connection with the Merger and related transactions, we entered into voting agreements with Apollo and certain of its affiliates as well as the Durwood Voting Trust. Under each of their respective agreements, Apollo and the Durwood Voting Trust each agreed to vote, with respect to Apollo and its affiliates, their respective shares of common stock, including any common stock received upon the conversion of preferred stock and, with respect to the Durwood Voting Trust, its shares of Class B common stock, in favor of the Merger and related transactions and against any action that Apollo or the Durwood Voting Trust, as the case may be, was aware would result in a breach of the Merger Agreement or would reasonably be expected to result in a failure of a condition to the Merger Agreement. The Company also granted a waiver of certain restrictions under existing agreements, allowing Apollo and other stockholders to convert their shares of preferred stock into common stock immediately prior to the Merger in accordance with the Company's certificate of designations relating to the preferred stock. In addition, pursuant to the Apollo voting agreement, Apollo consented to the Merger. Apollo also consented to the Merger and the other transactions contemplated by the Merger Agreement for purposes of its "preferred stock approval rights" granted to it pursuant to the April 2001 investment agreement.

Holdings Stockholders Agreement

        In connection with the Merger, the Sponsors and the co-investors of Holdings entered into a stockholders agreement that defines their rights with respect to voting, ownership and transfer of their interests in Holdings.

        The stockholders agreement provides that the Board of Directors for Holdings and AMCE will consist of up to ten directors, three of whom shall be designated by JPMP, three of whom shall be designated by Apollo, one of whom shall be the Chief Executive Officer of AMCE, and up to three of whom shall be independent designees, as jointly selected by the Sponsors. To date, no such independent directors have been appointed to the AMCE Board.

        The stockholders agreement further provides that, until the earlier of five years from the date of the Merger and the date on which Holdings completes an initial public offering ("Blockout Period"), the stockholders of Holdings (other than the Sponsors) will vote their shares of capital stock of

Holdings as directed by the Sponsors. Each of JPMP and Apollo have consent rights with respect to certain Holdings and/or AMCE actions, including, without limitation, change in control transactions, acquisition or disposition transactions with a value in excess of $25 million, the settlement of claims in excess of $25 million, an initial public offering of Holdings, hiring a chief executive officer, incurring indebtedness in excess of $50 million or engaging in new lines of business.

        During the Blockout Period, the stockholders agreement prohibits the Sponsors and the co-investors from transferring any of their interests in Holdings, other than certain permitted transfers to affiliates or their respective limited partners or members or to persons approved of by the Sponsors.

The stockholders agreement sets forth additional transfer provisions for the Sponsors and the co-investors with respect to the interests in Holdings, including the following:

        Right of first offer.    Holdings and each of its stockholders have a right of first offer to purchase (on a pro rata basis in the case of the stockholders) all or any portion of the shares of Holdings that a stockholder is proposing to sell to a third party at the price and on the terms and conditions offered by such third party.

        Drag-along rights.    If during the Blockout Period, the Sponsors, and following the Blockout Period, the stockholders owning in the aggregate 50% or more of the outstanding capital stock of Holdings, propose to transfer shares of Holdings to a person in a bona fide arm's-length transaction or series of transactions of an amount equal to such stockholders total amount of the then outstanding shares, such stockholders may elect to require each of the other stockholders of Holdings to transfer to such person all of its shares at the purchase price and upon the other terms and subject to the conditions of the sale.

        Tag-along rights.    Subject to the right of first offer described above, if any stockholder proposes to transfer shares of Holdings held by it, then such stockholder shall give notice to each other stockholder, who shall each have the right to sell a number of shares equal to its pro rata portion of shares to be sold in the proposed transfer on the terms and conditions offered by the proposed purchaser.

        The stockholders agreement also provides for certain registration rights in the event of an initial public offering of Holdings, including the following:

        Demand rights.    Each Sponsor has the right at any time following an initial public offering of Holdings to make a written request to Holdings for registration under the Securities Act of 1933, as amended (the "Securities Act") of part or all of the registrable equity interests held by such stockholders, subject to certain limitations. The co-investor stockholders of Holdings as a group shall have one right at any time following an initial public offering of Holdings to make a written request to Holdings for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders.

        Piggyback rights.    If Holdings at any time proposes to register under the Securities Act any equity interests on a form and in a manner which would permit registration of the registrable equity interests held by stockholders of Holdings for sale to the public under the Securities Act, Holdings shall give written notice of the proposed registration to each stockholder, who shall then have the right to request that any part of its registrable equity interests be included in such registration, subject to certain limitations.

        Holdback agreements.    Each stockholder has agreed that it will not offer for public sale any equity interests during a period not to exceed 180 days after the effective date of any registration statement filed by Holdings in connection with an underwritten public offering (except as part of such underwritten registration or as otherwise permitted by such underwriters), subject to certain limitations.

Management Stockholders Agreement

        In connection with the Merger, Holdings and the Sponsors entered into a management stockholders agreement with Messrs. Brown, Singleton, Ramsey, Walsh, John McDonald, Mark McDonald, Rolando Rodriguez and Kevin Connor. The management stockholders agreement defines the rights of the management employees with respect to the ownership and transfer of their interests in Holdings including transfer restrictions on shares, tag-along rights, drag-along rights, and piggy-back registration rights substantially similar to those imposed on the co-investors in the stockholders agreement. In addition, the management stockholders are subject to the right of Holdings to repurchase their shares (and cancel options) upon termination of employment. In the event a management stockholder's employment is terminated as a result of death or disability, without cause or for good reason, the repurchase price is the fair market value of the shares. In the event a management stockholder's employment is terminated for any other reason, the repurchase price is the lesser of fair market value and the purchase price paid for the shares. The payment for cancelled vested options is the excess of the share repurchase price over the exercise price, and no payment will be made for unvested options.

Tax Sharing Agreement

        We entered into a tax sharing agreement with Holdings under which we agreed to make cash payments to Holdings to enable it to pay any (i) federal, state or local income taxes to the extent that such income taxes are directly attributable to our or our subsidiaries' income and (ii) franchise taxes and other fees required to maintain Holdings' legal existence.

Management Fee Agreement

        In connection with the Merger, Holdings, Marquee and the Sponsors entered into a management fee agreement pursuant to which AMCE, as the surviving corporation in the Merger, paid to each of JPMP and Apollo a one-time sponsorship fee of $10.0 million in consideration of the completion of the Merger and the capitalization of Holdings. The management fee agreement also provides for an annual management fee of $2.0 million, payable quarterly and in advance to each Sponsor for the duration of the agreement, as well as reimbursements for each Sponsor's respective out-of-pocket expenses in connection with the management services provided under the agreement. In addition, the management fee agreement provides for reimbursements of up to $3.5 million for fees payable by Holdings in any single fiscal year in order to maintain its corporate existence, corporate overhead expenses and salaries or other compensation of certain employees. AMCE made cash payments of $1 million to the Sponsors for the annual management fee during the fourth quarter of fiscal 2005.

        Upon the consummation of a change in control transaction or an initial public offering, the management fee agreement will automatically terminate and Holdings will be obligated to pay the Sponsors a termination fee equal to the net present value of the aggregate annual monitoring fee that would have been payable to the Sponsors during the remainder of the term of the management agreement (assuming a twelve year term from the date of the management fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the management fee agreement date.

        The management fee agreement also provides that AMCE will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the management fee agreement.

DESCRIPTION OF OTHER INDEBTEDNESS AND SERIES A
CONVERTIBLE PREFERRED STOCK

        The following is a summary of provisions relating to our indebtedness and Series A convertible preferred stock outstanding after giving effect to the Merger and related transactions.

Amended Credit Facility

        On March 26, 2004, we entered into the Second Amended and Restated Credit Agreement (the "second credit facility") with The Bank of Nova Scotia, Citicorp North America, Inc., General Electric Capital Corporation, Bank of America, N.A. and various other financial institutions. The second credit facility replaced our previous amended and restated credit agreement, dated as of April 10, 1997, which would have matured on April 10, 2004.

        As noted above, upon the consummation of the Merger and related transactions and financings on December 23, 2004, we entered into an amendment to this credit facility. We refer to this amended credit facility as "amended credit facility." As of December 30, 2004, we had no amounts outstanding under our amended credit facility and issued approximately $12.8 million in letters of credit, leaving borrowing capacity under the amended credit facility of approximately $162.2 million.

        The amended credit facility permits borrowings at interest rates based on either the bank's base rate or LIBOR, plus applicable margins ranging from 1.0% to 2.0% on base rate loans and from 2.0% to 3.0% on LIBOR loans, and requires an annual commitment fee of 0.5% on the unused portion of the commitment. The amended credit facility matures on April 9, 2009. The total commitment under the amended credit facility is $175,000,000, but the amended credit facility contains covenants that limits our ability to incur debt (whether under the amended credit facility or from other sources).

        The amended credit facility includes several financial covenants, including (i) a maximum net indebtedness to Annualized EBITDA ratio (as defined in the amended credit facility) (generally, the ratio of the principal amount of outstanding indebtedness (less cash and equivalents) as of the last day of the most recent quarter to earnings for the most recent four quarters before interest, taxes, depreciation, amortization, any call premium (or original issue discount) expenses and other noncash charges, theatre closing or disposition costs, theatre opening costs, and gains or losses from asset sales, except that expenses incurred in connection with the Merger and related transactions are excluded and including an adjustment for any permanently closed, disposed of or acquired theatre on a pro forma basis as if such closure, disposition or acquisition occurred on the first day of the calculation period), of Holdings of 5.75 to 1 with certain step-downs of such ratio as may be agreed, (ii) a minimum cash interest coverage ratio, as defined in the amended credit facility except that expenses incurred in connection with the Merger and related transactions are excluded (generally, the ratio of Annualized EBITDA of the Company for the most recent four quarters to consolidated interest expense for such period), of 1.75 to 1, and (iii) a ratio of maximum net senior indebtedness to Annualized EBITDA of the Company, as defined in the amended credit facility except that expenses incurred in connection with the Merger and related transactions shall be excluded, for the most recent four quarters, as defined in the amended credit facility, of 3.5 to 1. The amended credit facility also generally imposes limitations on investments, the incurrence of additional indebtedness, creation of liens, changes of control, transactions with affiliates, restricted payments, dividends, repurchase of capital stock or subordinated debt, mergers, investments, guarantees, asset sales and business activities.

        The amended credit facility defines Annualized EBITDA for the Company and its consolidated Subsidiaries as the Annualized EBITDA adjusted such that Annualized EBITDA that is attributable to a particular theatre or a particular screen which was permanently closed for business or disposed of during a fiscal quarter or any acquired business or particular theatre is determined on a pro forma basis as if such closure, disposition or acquisition had occurred on the first day of the most recently completed period of four fiscal quarters. Annualized EBITDA is defined in the amended credit agreement as consolidated net income increased by the sum of all income taxes paid or accrued in accordance with U.S. GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses), consolidated interest expense, depreciation expense, amortization expense, any call premium (or original issue discount) expenses (cash and non-cash) associated with the call or open market repurchases of subordinated debt and any other non-cash charges.

        The amended credit facility allows us to incur debt that qualifies as subordinated debt thereunder, and permits $125,000,000 of new debt plus capital lease obligations, subject to meeting our financial covenants.

        Additionally, certain of our domestic wholly-owned subsidiaries guarantee the amended credit facility. The amended credit facility is secured by a pledge of our capital stock by Holdings and substantially all of the tangible and intangible personal property located in the United States that we or such guarantors own, which includes all the outstanding stock of American Multi-Cinema, Inc., AMC-GCT, Inc. and its subsidiaries, AMC Entertainment International, Inc., National Cinema Network, Inc., AMC Realty, Inc. and Centertainment, Inc. as well as accounts, deposit accounts, general intangibles (including patents, trademarks and other intellectual property), commercial tort claims, goods and instruments, among other types of personal property.

        Amounts outstanding under the amended credit facility may become payable prior to the maturity date in part upon the occurrence of certain asset sales, or in whole upon the occurrence of specified events of default. In addition to the non-payment of amounts due to lenders or non-performance of covenants, among other matters an event of default will occur upon (i) the failure to pay other indebtedness, or the acceleration of the maturity or redemption of other indebtedness or preferred stock in either case exceeding $5.0 million, (ii) the occurrence of any default which enables holders of any preferred stock to appoint additional members to the board and the occurrence of a change in control, as defined in the amended credit facility, and (iii) any default under the terms applicable to any of our leases with aggregate remaining lease payments exceeding $13.0 million which results in the loss of use of the property subject to such lease or any default (that is not cured or waived or if cured or waived involved the payment of an amount in excess of $13.0 million) under the terms applicable to any such leases with aggregate remaining lease payments exceeding $50.0 million.

  Holdings' Holdco Notes

        Concurrently with the offering of the notes, Holdings issued senior unsecured discount notes, the Holdco Notes, resulting in gross proceeds of $169.9 million of which $166.6 million was contributed by Holdings as equity to us upon the consummation of the Merger and related transactions. The indenture governing the Holdco Notes contains covenants substantially similar to those governing the notes. Neither we nor any of our subsidiaries have guaranteed the indebtedness of Holdings nor have we or any of our subsidiaries pledged any of our assets as collateral.

  Series A Convertible Preferred Stock

        We are authorized to issue an aggregate of 10,000,000 shares of preferred stock, par value 66 2/3¢ per share. Pursuant to a certificate of designations, 2,000,000 shares have been designated as Series A convertible preferred stock, and 2,000,000 shares have been designated as Series B exchangeable preferred stock. We refer to our Series A convertible preferred stock and our Series B exchangeable preferred stock collectively as our "preferred stock." There are no shares of Series B exchangeable preferred stock or Series A convertible preferred stock (as discussed below) currently outstanding.

        On April 19, 2001, we entered into an investment agreement and certain related agreements, including a standstill agreement with the Apollo Purchasers. Pursuant to the investment agreement, we sold the Apollo Purchasers an aggregate of 92,000 shares of Series A convertible preferred stock and

158,000 shares of Series B exchangeable preferred stock. All outstanding Series B exchangeable preferred stock was subsequently exchanged for Series A convertible preferred stock, and as of September 30, 2004, there were 305,548 shares of Series A convertible preferred stock outstanding, which such shares were convertible into 42,733,986 shares of common stock. Of this amount, as of September 30, 2004, the Apollo Purchasers held 287,478 shares of Series A convertible preferred stock; these shares were convertible into 40,206,713 shares of common stock. As of such date, the Apollo Purchasers also held 166,258 shares of common stock. The standstill agreement, subject to certain exceptions, generally limited the ability of the Apollo Purchasers to acquire additional shares of our capital stock for a period ending April 19, 2006 and imposes other restrictions on them.

        Ranking.    Our Series A convertible preferred stock was senior to our common stock and Class B stock with respect to dividend rights and rights upon our liquidation, winding up or dissolution. In this regard, unless and until we paid full cumulative dividends on the Series A convertible preferred stock in respect of all past quarterly dividends, and the full amount of dividends on shares of Series A convertible preferred stock in respect of the current quarterly dividend were paid or were contemporaneously declared and set aside, no cash dividends could be paid or declared on shares of common stock or Class B stock, and no shares of our common stock or Class B stock could be purchased by us.

        Preferred stock approval rights.    Pursuant to our agreements with the Apollo Purchasers, we could not take certain corporate actions without the prior consent of Apollo. We refer to these approval rights granted to Apollo as the "preferred stock approval rights." See Note 6 to our consolidated financial statements for the fiscal year ended April 3, 2003 and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." We have obtained the Apollo Purchasers' approval for the issuance of the notes in this offering.

        Voting rights.    Upon transfer of shares of Series A convertible preferred stock to a transferee that was not an affiliate of an Apollo Purchaser, the transferee holder of Series A convertible preferred stock was entitled to vote on an as-converted basis with the holders of our common stock and Class B stock on all matters except the election of directors and any matter reserved by law or our amended and restated certificate of incorporation for consideration exclusively by the holders of our common stock or Class B stock. Holders of the Series A convertible preferred stock also had the right to vote as a class on the creation, authorization or issuance of any class, series or shares of senior stock, parity stock or junior stock (if the junior stock may be redeemed at the option of the holders thereof prior to April 19, 2011) and on any adverse change to the preferences, rights and powers of the Series A convertible preferred stock.

        Under the certificate of designations for the preferred stock, so long as the Apollo Purchasers continued to possess preferred stock approval rights, the Apollo Purchasers had the right to elect three directors to our board of directors. In the investment agreement, the Apollo Purchasers agreed that for so long as they hold shares and the Apollo Purchasers had preferred stock approval rights, Apollo Investment Fund IV, L.P. and Apollo Investment Fund V, L.P. would be entitled to elect two of the three directors, with each being entitled to elect one of the two so long as it holds shares of preferred stock. The third director was to be elected collectively by all Apollo Purchasers voting together.

        If an event of default (as defined below) with respect to our preferred stock occurred and was not cured or waived within 45 days, then the holders of preferred stock had the right to elect that number of our directors that, when added to those directors already elected by the holders of preferred stock, constituted a majority of the board of directors. An "event of default" was defined as (i) an event of default under our credit facility, the note indentures or with respect to any other indebtedness in excess of $10.0 million, (ii) our failure to pay cash dividends on the preferred stock when required under the terms thereof, or (iii) our violation of the provisions of the investment agreement relating to the preferred stock approval rights.

        Conversion rights.    Each share of Series A convertible preferred stock was convertible at the option of the holder at any time into shares of our common stock at a conversion price of $7.15 per share of common stock, subject to antidilution adjustment, with each share of Series A convertible preferred stock having a value equal to the Liquidation Preference (as defined below). The conversion price and conversion rate was adjustable in connection with any reclassifications, reorganizations, consolidations, mergers, stock dividends, stock splits, combinations or similar transactions.

        The investment agreement and the standstill agreement between us and the initial Apollo Purchasers restricted the ability of the Apollo Purchasers to exercise Series A convertible preferred stock conversion rights until April 19, 2006, except in connection with a disposition of such shares in a transaction that complies with the restrictions contained in the standstill agreement.

        Preemptive rights.    Holders of Series A convertible preferred stock had no preemptive rights. However, so long as the Apollo Purchasers continued to possess preferred stock approval rights, we generally could not issue additional stock of any class without the approval of Apollo.

        Dividend rights of Series A convertible preferred stock.    Dividends on the Series A convertible preferred stock accumulated at an annual rate of 6.75% of the Liquidation Preference, as described below under "Liquidation Rights," and were payable when, as and if declared by our board of directors on the last day of each June, September, December and March, commencing June 30, 2001. Dividends were cumulative whether or not earned or declared. Until April 20, 2004, we had to pay dividends on the Series A convertible preferred stock with additional shares of Series A convertible preferred stock. Between April 20, 2004 and April 19, 2008, we could pay dividends in either additional shares of Series A convertible preferred stock or cash, at our option. After April 19, 2008, we would have had to pay dividends in cash, unless prohibited by the indentures governing our outstanding notes, in which case we could pay such dividends in additional shares of Series A convertible preferred stock. The number of additional shares of Series A convertible preferred stock that we had to issue on any dividend payment date is determined by dividing the dollar amount of the cumulative dividends due and payable on the Series A convertible preferred stock on such date by the Liquidation Preference. See "—Liquidation Rights."

        If at any time we were unable to pay dividends on the Series A convertible preferred stock in cash and the accrual, declaration or payment of additional Series A convertible preferred stock dividends would result in a "change of control" under the indenture governing our 2011 Notes, then we would have paid dividends on the Series A convertible preferred stock in shares of our Series B exchangeable preferred stock. Any such shares of Series B exchangeable preferred stock automatically would be exchanged for an equal number of shares of Series A convertible preferred stock when and to the extent additional shares of Series A convertible preferred stock could be issued without resulting in a change in control.

        If a change of control (as defined below) under the terms of the preferred stock occurred prior to April 19, 2006, the holders of Series A convertible preferred stock were also entitled to a special dividend of shares of Series A convertible preferred stock equal to the dividends that they would have received from April 19, 2001 through April 19, 2006 (assuming compounding) less any regular dividends received through such date (the "Series A No-Call Period Dividend"). To the extent shares of Series A convertible preferred stock remain outstanding after a change of control, no regular dividends would be paid on such shares for the period commencing on the closing date of the transaction resulting in a change of control and extending through April 19, 2006. For purposes of our preferred stock, a "change of control" was defined as (i) a merger, consolidation or similar company transaction after which holders of our stock before such transaction do not own at least 50% of the combined voting power of all shares generally entitled to vote in the election of directors of the surviving entity, (ii) the acquisition by any person or group (other than Apollo and its affiliates or the holders of our Class B stock (so long as neither Apollo and its affiliates nor such holders of Class B stock is part of a group as defined in Section 13(d) under the Exchange Act) on the initial issuance date of the preferred stock) of beneficial ownership of at least 50% of the combined voting power of our shares generally entitled to vote in the election of our board of directors, or (iii) the sale of all or substantially all of our assets or a similar transaction. In the determination of combined voting power in the election of directors, any calculation must take into account that our Class B stock has ten votes per share and our common stock has one vote per share.

        If we had paid dividends in cash (or in the form of our notes) on the common stock in any fiscal period, the holders of Series A convertible preferred stock were entitled to receive dividends in cash (or our notes), on an as-converted basis, to the extent such dividends are greater than the Series A convertible preferred stock dividends otherwise payable in such fiscal period.

        Liquidation rights.    Upon our liquidation, each holder of Series A convertible preferred stock was entitled to receive an amount per share of Series A convertible preferred stock (the "Liquidation Payment") equal to the greater of (i) $1,000 plus all accrued and unpaid dividends as of the date of payment (the "Liquidation Preference") and (ii) the amount the holder would have received had the holder converted such share of Series A convertible preferred stock into common stock immediately prior to the event requiring the payment of such liquidation preference. The Liquidation Preference was adjusted for any stock split, reverse stock split, stock combination, reclassification or pursuant to any other adjustment with respect to the Series A convertible preferred stock. In the event of a liquidation, the Liquidation Payment had to be made to holders of preferred stock before any payment or distribution may be made to holders of our common stock or Class B stock. For purposes of this paragraph, a liquidation means our liquidation, winding up or dissolution.

        Redemption rights—holder's optional redemption of Series A convertible preferred stock. We were required to redeem Series A convertible preferred stock at the option of a holder at any time after April 19, 2011 for cash or our common stock, at our option, at a price equal to the Liquidation Preference. If we elected to use shares of common stock in such redemption, the common stock would be valued based upon their average closing price for the 20 trading days prior to determination, or, if not traded, by a nationally recognized investment bank, but in any event the common stock could not be valued at less than the conversion price then in effect.

        Our optional redemption of Series A convertible preferred stock.    We could redeem the Series A convertible preferred stock in whole and not in part at any time after April 19, 2006 for cash equal to the Liquidation Preference, provided that the average common stock closing price for the 20 trading days preceding the delivery by us of the notice of redemption exceeded 150% of the conversion price. The Series A convertible preferred stock could also be redeemed in whole and not in part by us at our option upon a change of control for cash equal to the Liquidation Preference; provided that if the change of control occurred prior to April 19, 2006, we had to first pay the Series A No-Call Period Dividend. In any event, the Series A convertible preferred stock remained convertible and exchangeable until the redemption price is paid by us. There was no sinking fund for the Series A convertible preferred stock.

        The Merger.    Upon the effective date of the Merger, 18,070 shares of Series A preferred stock were each converted into the right to receive $2,727.27 in cash, and 287,478 shares of Series A convertible preferred stock held by the Apollo Purchasers were converted at the election of the Apollo Purchasers into 40,206,713 shares of commons stock immediately prior to the Merger, which shares of common stock were converted into the right to receive $19.50 in cash per share on the effective date of the Merger. Upon completion of the Merger, all shares of Series A convertible preferred stock was subsequently retired, cancelled and no longer outstanding. The Merger also constituted a "change of control" under the terms of the Series A convertible preferred stock, entitling holders to receive a one-time distribution of approximately 33,412 shares of Series A preferred stock. The Apollo Purchasers agreed to waive restrictions under the terms of the standstill agreement with us and consented to the Merger under its investment agreement with us, permitting it to exercise its Series A convertible preferred stock conversion rights under the terms of the Merger. The Apollo Purchasers received approximately $91.1 million upon completion of the Merger.

DESCRIPTION OF SENIOR NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the words "we," "us," "our," the "issuer," "AMC Entertainment," "AMCE" or "Company" refer only to AMC Entertainment Inc. and not to any of its subsidiaries.

        The notes were originally issued on August 18, 2004 to the initial purchasers by Marquee Inc., a corporation owned by Apollo Management V, L.P. and J.P. Morgan Partners LLC and formed for the purpose of merging with and into AMC Entertainment. The notes were each issued under an indenture, dated as of August 18, 2004, between Marquee Inc. and HSBC Bank USA, National Association, as trustee (the "Original Indentures"), each as supplemented by a First Supplemental Indenture, dated December 23, 2004, among AMC Entertainment, each of our subsidiaries (the "Guarantors") that guarantees our other indebtedness and the Trustee (the "First Supplemental Indentures" and, together with the Original Indentures, the "Indentures"). As of December 23, 2004, the guarantors of the notes included AMC Card Processing Services, Inc., AMC Entertainment International, Inc., AMC-GCT, Inc., AMC Realty, Inc., American Multi-Cinema of Florida, Inc., American Multi-Cinema, Inc., Centertainment, Inc., Club Cinema of Mazza, Inc., GCT Pacific Beverage Services, Inc., National Cinema Network, Inc., Premium Cinema of Yorktown, Inc., Premium Theater of Framingham, Inc. and Premium Theatre of Mayfair, Inc.

        For purposes of this summary, the term notes refers to both the 8 5/8% Series B Senior Notes due 2012 (the "Fixed Rate Notes") and the Series B Senior Floating Rate Notes due 2010 (the "Floating Rate Notes").

        The following description is a summary of the material provisions of the Indentures and the registration rights agreements. It does not restate those agreements in their entirety. We urge you to read the Indentures and the registration rights agreements because they, and not this description, define your rights as holders of the notes. Copies of the Indentures and the registration rights agreements are available upon request to the Company at the address indicated under "Where You Can Find More Information About Us." Certain defined terms used in this description but not defined below under "Certain Definitions" have the meanings assigned to them in the Indentures.

        The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indentures.

Brief Description of Notes and Subsidiary Guarantees

The Notes

        The Fixed Rate Notes:

  •
  were initially issued in the aggregate principal amount of $250.0 million;

  •
  are general unsecured obligations of the Company;

  •
  rank senior in right of payment to any existing and future subordinated Indebtedness of the Company, including the Existing Notes;

  •
  are equal in right of payment with any existing and future senior Indebtedness of the Company, without giving effect to collateral arrangements;

  •
  are effectively subordinated to any secured Indebtedness of the Company, including the Credit Facility, as to the assets securing such Indebtedness; and

  •
  are fully and unconditionally guaranteed by the Guarantors.

The Floating Rate Notes

        The Floating Rate Notes:

  •
  were initially issued in the aggregate principal amount of $205.0 million;

  •
  are general unsecured obligations of the Company;

  •
  rank senior in right of payment to any existing and future subordinated Indebtedness of the Company, including the Existing Notes;

  •
  are equal in right of payment with any existing and future senior Indebtedness of the Company, without giving effect to collateral arrangements;

  •
  are effectively subordinated to any secured Indebtedness of the Company as to the assets securing such Indebtedness; and

  •
  are fully and unconditionally guaranteed by the Guarantors.

The Subsidiary Guarantees

        The Subsidiary Guarantees:

  •
  are full and unconditional general unsecured obligations, on a joint and several basis, of the Guarantors;

  •
  rank senior in right of payment to any existing and future subordinated Indebtedness of the Guarantors, including their Guarantees of the Existing Notes;

  •
  are equal in right of payment with any existing and future senior Indebtedness of the Guarantors, without giving effect to collateral arrangements; and

  •
  are effectively subordinated to any secured Indebtedness of the Guarantors, including Guarantees of Indebtedness under the Credit Facility, as to the assets securing such Indebtedness.

Principal, Maturity and Interest

        The notes were initially issued in $455.0 million aggregate principal amount ($250.0 million of which was the 8 5/8% Senior Notes due 2012 and $205.0 million of which was the Senior Floating Rate Notes due 2010).

        We may from time to time, without notice to or the consent of the holders of notes, create and issue further notes ranking equally with the notes in all respects, subject to the limitations described under the caption " —Certain Covenants—Limitation on Consolidated Indebtedness" as part of the same series or as an additional series. Any additional notes that we issue in the future will be identical in all respects to the Fixed Rate Exchange Notes or Floating Rate Exchange Notes, as the case may be, that we are issuing now, except that such notes issued in the future will have different issuance prices and issuance dates. Any additional Fixed Rate Notes of the same series as the Fixed Rate Exchange Notes will be part of the same issue as the Fixed Rate ExchangeNotes and will vote on all matters with the Fixed Rate Notes. Any additional Floating Rate Notes of the same series as the Floating Rate Exchange Notes will be part of the same issue as the Floating Rate Exchange Notes and will vote on all matters with the Floating Rate Notes. References to Fixed Rate Notes or Floating Rate Notes in this "Description of Exchange Notes" include these additional notes, as the case may be, if they are in the same series, unless the context requires otherwise. The Company will issue notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

        Fixed Rate Notes.    The Fixed Rate Notes will mature on August 15, 2012. Interest on the Fixed Rate Notes accrues at a rate of 8 5/8% per annum and is payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2005. We will pay interest to those persons who were holders of record at the close of business on February 1 or August 1 next preceding the interest payment date.

        Interest on the Fixed Rate Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

        Floating Rate Notes.    The Floating Rate Notes will mature on August 15, 2010. Interest on the Floating Rate Notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 4.25%, as determined by the calculation agent (the "Calculation Agent"), which shall initially be the Trustee, and is payable quarterly in arrears on February 15, May 15, August 15 and November 15, commencing on November 15, 2004. We will pay interest to those persons who were holders of record at the close of business on February 1, May 1, August 1 and November 1 next preceding the interest payment date.

        "Determination Date," with respect to an Interest Period, will be the second London Banking Day preceding the first day of such Interest Period.

        "Interest Period" means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date.

        "LIBOR," with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m. London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank's offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank's rate (expressed as a percentage per annum), as of approximately 10:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

        "London Banking Day" is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

        "Representative Amount" means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

        "Telerate Page 3750" means the display designated as "Page 3750" on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

        The amount of interest for each day that the Floating Rate Notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Notes. The amount of interest to be paid on the Floating Rate Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

        All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

        The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law on general application.

        The Calculation Agent will, upon the request of any holder of Floating Rate Notes, provide the interest rate then in effect with respect to the Floating Rate Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company, the Guarantors of the Floating Rate Notes and the holders of the Floating Rate Notes.

Sinking Fund

        The notes will not be entitled to the benefit of any sinking fund.

Ranking

        The notes are our general unsecured obligations and rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the notes, including the Existing Notes. The notes rank equally in right of payment with all existing and future liabilities of the Company that are not so subordinated and are effectively subordinated to all of our secured Indebtedness, including the Indebtedness under the Credit Facility, to the extent of the value of the assets that secure such Indebtedness, and the liabilities of our non-guarantor Subsidiaries. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or the Guarantors or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Credit Facility or other secured Indebtedness, the assets of the Company and the Guarantors that secure secured Indebtedness will be available to pay obligations on the notes and the Subsidiary Guarantees only after all Indebtedness under the Credit Facility and other secured Indebtedness has been repaid in full from such assets.

        All of the Company's operations are conducted through its Subsidiaries. Therefore, the Company's ability to service its Indebtedness, including the notes, is dependent upon the earnings of its Subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to the Company. Certain laws restrict the ability of the Company's Subsidiaries to pay dividends and make loans and advances to the Company. If these restrictions apply to Subsidiaries that are not Guarantors, then the Company would not be able to use the earnings of these Subsidiaries to make payments on the notes. In addition, the Company only has a stockholder's claim on the assets of its Subsidiaries. This stockholder's claim is junior to the claims that creditors and holders of Preferred Stock of the Company's Subsidiaries have against those Subsidiaries.

        As of December 30, 2004, the Company and the Guarantors had:

  •
  $499.1 million of outstanding senior Indebtedness, none of which would have been secured Indebtedness, consisting of the Senior Notes, the Credit Facility (including $12.8 million of outstanding letters of credit) and capital and financing lease obligations (and the Company would have been able to borrow an additional $162.2 million under the Credit Facility, which would have constituted senior secured Indebtedness of the Company Guaranteed by the Guarantors); and

  •
  $709.2 million of outstanding senior subordinated Indebtedness, consisting of the Existing Notes and the Guarantees of the Existing Notes.

        Not all of our Subsidiaries Guarantee the notes. The notes are guaranteed by each of our Subsidiaries that guarantees any of our other Indebtedness. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and trade creditors before they will be able to distribute any of their assets to us. The notes are effectively subordinated in right of payment to existing and future liabilities of our non-guarantor Subsidiaries. On a pro forma basis after giving effect to the Merger and related transactions, our non-guarantor Subsidiaries would have accounted for $114.0 million, or 6.4%, of our total revenues for the year ended April 1, 2004, and $130.4 million, or 8.6%, of our total assets, and $43.1 million, or less than 4%, of our total liabilities, in each case, as of April 1, 2004.

        As of December 30, 2004, the Company's non-guarantor Subsidiaries had $94.2 million of total Indebtedness (including trade payables), all of which was structurally senior to the notes.

Subsidiary Guarantees

        The Guarantors, jointly and severally, fully and unconditionally guarantee on a senior unsecured basis the Company's obligations under the notes and all obligations under the Indentures. Such Guarantors agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders of notes in enforcing any rights under the Subsidiary Guarantees. The obligations of each Guarantor under its Subsidiary Guarantees rank equally in right of payment with other senior unsecured Indebtedness of such Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under such Subsidiary Guarantees.

        Although the Indentures limit the amount of Indebtedness that Subsidiaries may Incur, such Indebtedness may be substantial and all of it may be Indebtedness of Guarantors.

        The Indentures governing the notes provide that the obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        In the event a Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Guarantor is the surviving corporation in such a transaction involving a Person that is not the Company or a Subsidiary of the Company, such Guarantor will be released from its obligations under the Indentures, its Subsidiary Guarantees and the Registration Rights Agreements if:

        (1)   no Default or Event of Default will have occurred or will be continuing or would occur as a consequence of a release of the obligations of such Guarantor;

        (2)   all the obligations of such Guarantor under any Credit Facility and related documentation and any other obligations of such Guarantor relating to any other Indebtedness of the Company or its Subsidiaries terminate upon consummation of such transaction; and

        (3)   the notes are legally defeased, satisfaction of the conditions relating to legal defeasance in accordance with the applicable Indenture.

        In addition, a Guarantor will be released from its obligations under the applicable Indenture, its applicable Subsidiary Guarantee and the applicable Registration Rights Agreement if (1) the Guarantor is released from all the obligations of such Guarantor under any Credit Facility and related documentation and any other obligations of such Guarantor relating to any other Indebtedness of the Company or its Subsidiaries or (2) the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other provisions of the applicable Indenture.

Optional Redemption

        Fixed Rate Notes.    The Fixed Rate Notes are not be redeemable at the option of the Company prior to August 15, 2008. Starting on that date, we may redeem all or any portion of the Fixed Rate Notes, at once or over time, after giving the required notice under the Indenture for the Fixed Rate Notes. The Fixed Rate Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Fixed Rate Notes redeemed during the 12-month period commencing on August 15 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2008	104.313%
2009	102.156%
2010 and thereafter	100.000%

        Prior to August 15, 2007, the Company may on any one or more occasions redeem up to 35% of the original aggregate principal amount of the Fixed Rate Notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 108.625% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

        (1)   at least 65% of the original aggregate principal amount of the Fixed Rate Notes remains outstanding after each such redemption; and

        (2)   the redemption occurs within 90 days after the closing of such Equity Offering.

        If less than all of the Fixed Rate Notes are to be redeemed at any time, selection of Fixed Rate Notes for redemption will be made by the Trustee not more than 60 days prior to the redemption date by such method as the Trustee shall deem fair and appropriate; provided, however, that Fixed Rate Notes will not be redeemed in amounts less than the minimum authorized denomination of $1,000. Notice of redemption shall be mailed by first class mail not less than 30 nor more than 60 days prior to the redemption date to each holder of such Fixed Rate Notes to be redeemed at its registered address. If any Fixed Rate Note is to be redeemed in part only, the notice of redemption that relates to such Fixed Rate Note shall state the portion of the principal amount thereof to be redeemed. A new Fixed Rate Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Fixed Rate Note. On and after the redemption date, interest will cease to accrue on Fixed Rate Notes or portions thereof called for redemption.

        Floating Rate Notes.    The Floating Rate Notes are not be redeemable at the option of the Company prior to August 15, 2006. Starting on that date, we may redeem all or any portion of the Floating Rate Notes, at once or over time, after giving the required notice under the Indenture for the Floating Rate Notes. The Floating Rate Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The following prices are for Floating Rate Notes redeemed during the 12-month period commencing on August 15 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2006	103.000%
2007	102.000%
2008	101.000%
2009	100.000%

        Prior to August 15, 2006, the Company may on any one or more occasions redeem up to 35% of the original aggregate principal amount of the Floating Rate Notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price equal to 100% of the principal amount of the Floating Rate Notes, plus a premium equal to the interest rate per annum on the Floating Rate Notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

        (1)   at least 65% of the original aggregate principal amount of the Floating Rate Notes remains outstanding after each such redemption; and

        (2)   the redemption occurs within 90 days after the closing of such Equity Offering.

        If less than all of the Floating Rate Notes are to be redeemed at any time, selection of Floating Rate Notes for redemption will be made by the Trustee not more than 60 days prior to the redemption date by such method as the Trustee shall deem fair and appropriate; provided, however, that Floating Rate Notes will not be redeemed in amounts less than the minimum authorized denomination of $1,000. Notice of redemption shall be mailed by first class mail not less than 30 nor more than 60 days prior to the redemption date to each holder of such Floating Rate Notes to be redeemed at its registered address. If any Floating Rate Note is to be redeemed in part only, the notice of redemption that relates to such Floating Rate Note shall state the portion of the principal amount thereof to be redeemed. New Floating Rate Notes in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Floating Rate Notes. On and after the redemption date, interest will cease to accrue on Floating Rate Notes or portions thereof called for redemption.

Certain Covenants

        Limitation on Consolidated Indebtedness.    The Company shall not, and shall not permit any of its Subsidiaries to, Incur any Indebtedness unless after giving effect to such event on a pro forma basis, each of the following conditions are satisfied: (1) the Company's Consolidated EBITDA Ratio for the four full fiscal quarters immediately preceding such event, taken as one period calculated on the assumption that such Indebtedness had been incurred on the first day of such four quarter period, is greater than or equal to 2.0:1 (such condition not being applicable to the Incurrence of Permitted Indebtedness); and (2) with respect to the Incurrence of Senior Indebtedness, the Company's Senior Leverage Ratio is less than or equal to 3.25 to 1.0 (such condition not being applicable to the Incurrence of Permitted Senior Indebtedness).

        Limitation on Restricted Payments.    The Company shall not directly or indirectly:

        (1)   declare or pay any dividend on, or make any distribution in respect of, any shares of the Company's or any Subsidiary's Capital Stock (excluding dividends or distributions payable in shares of its Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in shares of such Redeemable Capital Stock)) held by any Person other than the Company or any of its Wholly Owned Subsidiaries;

        (2)   purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock; or

        (3)   purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); (such payments or any other actions described in (1) through (3) above are collectively referred to as "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution):

          (a)   no Default or Event of Default shall have occurred and be continuing;

          (b)   the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "Limitation on Consolidated Indebtedness;" and

          (c)   the aggregate amount of all Restricted Payments (other than Restricted Payments permitted by clauses (5) and (7) of the next succeeding paragraph) declared or made after January 27, 1999 (including Restricted Payments made in connection with the Transactions) does not exceed the sum of:

              (i)  (x) Consolidated EBITDA for the Restricted Payments Computation Period, minus (y) 2.0 times Consolidated Interest Expense for the Restricted Payments Computation Period (which commenced on January 27, 1999);

             (ii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10.0 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after January 27, 1999 by the Company from the issuance or sale (other than to any of its Subsidiaries) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock;

            (iii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10.0 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after January 27, 1999 by the Company from debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for such net proceeds plus the aggregate cash received by the Company at the time of such conversion; and

            (iv)  $100.0 million.

        Notwithstanding the foregoing limitation, the Company may:

        (1)   pay dividends on its Capital Stock within sixty days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the foregoing limitation;

        (2)   acquire, redeem or retire Capital Stock in exchange for, or in connection with a substantially concurrent issuance of, Capital Stock of the Company (other than Redeemable Capital Stock);

        (3)   make any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Capital Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that the net proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

        (4)   make any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or Guarantor Subordinated Obligations of any Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under "—Limitation on Indebtedness" and that in each case constitutes Refinancing Indebtedness;

        (5)   make cash dividends or loans to Holdings in amounts equal to:

          (a)   the amounts required for Holdings to pay franchise taxes and other fees required to maintain its legal existence; and

          (b)   an amount not to exceed $3.5 million in any fiscal year to permit Holdings to pay its corporate overhead expenses Incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for both Holdings and the Company;

        (6)   make any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation plus accrued and unpaid interest in the event of a Change of Control in accordance with provisions similar to the covenant under "—Change of Control"; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer (as defined herein) as provided in such covenant with respect to the notes offered hereby and has completed the repurchase or redemption of all such notes validly tendered for payment in connection with such Change of Control Offer; or

        (7)   make any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of the 2011 Notes at a purchase price not greater than 101% of the principal amount thereof plus accrued and unpaid interest as a consequence of the holders of the 2011 Notes exercising put rights resulting from the Transactions.

        As of April 1, 2004, on a pro forma basis after giving effect to the Transactions and taking into account the calculation required under clause (c) above, the Company would have used all or substantially all of its capacity to dividend funds. The Company expects to be able to dividend funds from its earnings subsequent to April 1, 2004, and such amounts may be material, subject to the other limitations set forth in the "—Limitation on Restricted Payments" covenant and limitations in the Company's other debt instruments and under applicable law.

        Limitation on Transactions with Affiliates.    The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company) involving aggregate consideration in excess of $5.0 million, unless:

        (1)   such transaction or series of transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable transaction in an arm's length dealing with an unaffiliated third party;

        (2)   such transaction or series of transactions is in the best interests of the Company; and

        (3)   with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $50.0 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (1) and (2) above, as evidenced by a Board Resolution.

        Notwithstanding the foregoing limitation, the Company and its Subsidiaries may enter into or suffer to exist the following:

        (1)   any transaction pursuant to any contract in existence on the Issue Date;

        (2)   any Restricted Payment permitted to be made pursuant to the provisions of "—Limitation on Restricted Payments" above;

        (3)   any transaction or series of transactions between the Company and one or more of its Subsidiaries or between two or more of its Subsidiaries (provided that no more than 5% of the equity interest in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of an equity interest in the Company), by any Affiliate of the Company other than a Subsidiary);

        (4)   the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of its Subsidiaries; and

        (5)   the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under the terms of, any agreements that are described in this prospectus under the headings "Management" and "Certain Relationships and Related Party Transactions" and any amendments thereto; provided, however, that the existence of, or the performance by the Company or any of its Subsidiaries of its obligations under, any future amendment to such agreements shall only be permitted by this clause (5) to the extent that the terms of any such amendment, taken as a whole, are not more disadvantageous to the holders of the notes in any material respect than the terms of such agreements in effect on the date of the consummation of the Transactions.

        Limitation on Liens.    The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries of the Company), whether owned on the date of the Indentures or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens effective provision is made to secure the Indebtedness due under the Indentures and the notes or, in respect of Liens on any Guarantor's property or assets, any Subsidiary Guarantee of such Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.

        SEC Reports.    Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act following the consummation of the Transactions, the Company shall file with the SEC and provide the Trustee and holders of notes with such annual reports and such information by the Company, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings but shall still be obligated to provide such information, documents and reports to the Trustee and the holders of notes.

        Payments for Consent.    The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indentures or the notes unless that consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Merger and Sale of Substantially All Assets

        The Company shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than any Wholly Owned Subsidiary) or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person (other than any Wholly Owned Subsidiary) or group of affiliated Persons unless at the time and after giving effect thereto:

        (1)   either:

          (a)   the Company shall be the continuing corporation; or

          (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the "Surviving Entity") shall be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume all the Obligations of the Company under the notes and the Indentures;

          (2)   immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

          (3)   immediately after giving effect to such transaction on a pro forma basis, except in the case of the consolidation or merger of any Subsidiary with or into the Company, the Company (or the Surviving Entity if the Company is not the continuing corporation) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "—Certain Covenants—Limitation on Consolidated Indebtedness"; and

          (4)   each Guarantor (unless it is the other party to the transactions above, in which case clause (1)(b) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person's obligations in respect of the applicable outstanding notes and the applicable Indenture and its obligations under the applicable Registration Rights Agreement shall continue to be in effect.

        In connection with any consolidation, merger, transfer or lease contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with.

        Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise every right and power of the Company under the notes and the Indentures, with the same effect as if such successor corporation had been named as the Company therein. In the event of any transaction (other than a lease) described and listed in the immediately preceding paragraphs in which the Company is not the continuing corporation, the successor Person formed or remaining shall succeed to, be substituted for and may exercise every right and power of the Company, and the Company shall be discharged from all obligations and covenants under the notes and the Indenture.

        Notwithstanding the foregoing, the merger of Marquee Inc. with and into AMC Entertainment Inc. pursuant to the Merger Agreement was permitted without compliance with this "—Merger and Sale of Substantially All Assets" covenant.

Change of Control

        Upon the occurrence of a Change of Control, the Company will be required to make an offer (a "Change of Control Offer") to purchase all outstanding notes (as described in each of the Indentures) at a purchase price (the "Change of Control Purchase Price") equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each holder of outstanding notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

        The Change of Control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the Company's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between the Company and the initial purchasers. The Company is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future.

        The Company's ability to repurchase notes pursuant to a Change of Control Offer may be limited by a number of factors. The Credit Facility provides that certain change of control events with respect to the Company would constitute a default thereunder. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. The exercise by holders of notes of their right to require the Company to repurchase such notes could cause a default under existing or future debt of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. The Company's ability to pay cash to the holders of the notes in connection with a Change of Control may be limited to the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Company's failure to purchase notes in connection with a Change of Control would result in a default under the Indentures. Such a default would, in turn, constitute a default under existing debt of the Company, and may constitute a default under future debt as well. See "Risk Factors—We must offer to repurchase the notes upon a change of control, which could result in an event of default under the amended and restated credit facility or under the indentures governing the notes." The Company's obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See "Modification and Waiver."

        The provisions of the Indentures do not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders.

        If an offer is made to repurchase the notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Additional Information

        Anyone who receives the prospectus may obtain a copy of the Indentures and the Registration Rights Agreements without charge by writing to AMC Entertainment Inc., Attention: Mr. Kevin M. Connor, Senior Vice President, General Counsel and Secretary, 920 Main Street, Kansas City, Missouri 64105-1977 (telephone: (816) 221-4000).

Certain Definitions

        Set forth below are certain defined terms used in the Indentures. Reference is made to the Indentures for the definition of any other capitalized term used in this section for which no definition is provided.

        "2011 Notes" means the 9 1/2% Series B Senior Subordinated Notes due 2011 issued by AMC Entertainment Inc.

        "Acquired Indebtedness" of any particular Person shall mean Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or assumed by such particular Person in connection with the acquisition of assets from any other Person, and not incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition.

        "Affiliate" shall mean, with respect to any specified Person:

        (1)   any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

        (2)   any other Person that owns, directly or indirectly, 10% or more of such Person's Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

        For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Apollo" means Apollo Management V, L.P., a Delaware limited partnership.

        "Apollo Group" means (i) Apollo; (ii) the Apollo Holders; and (iii) any Affiliate of Apollo (including the Apollo Holders).

        "Apollo Holders" means Apollo Investment Fund V, L.P. ("AIF V)," Apollo Overseas Partners V, L.P. ("AOP V"), Apollo Netherlands Partners V (A), L.P. ("Apollo Netherlands A"), Apollo Netherlands Partners V (B), L.P. ("Apollo Netherlands B"), and Apollo German Partners V GmbH & Co KG ("Apollo German Partners") and any other partnership or entity affiliated with and managed by Apollo or its Affiliates to which AIF V, AOP V, Apollo Netherlands A, Apollo Netherlands B, or Apollo German Partners assigns any of their respective interests in Marquee Inc.

        "Board of Directors" shall mean the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under each of the Indentures.

        "Board Resolution" shall mean a copy of a resolution, certified by the Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Business Day" shall mean any day other than a Saturday or Sunday or other day on which banks in New York, New York, Kansas City, Missouri, or the city in which the Trustee's office is located are authorized or required to be closed, or, if no note is outstanding, the city in which the principal corporate trust office of the Trustee is located.

        "Capital Lease Obligation" of any Person shall mean any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease or financing lease of a real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation (together with Indebtedness in the form of operating leases entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect).

        "Capital Stock" of any Person shall mean any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock, including preferred stock, any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock, whether now outstanding or issued after the date of the Indenture.

        "Cash Equivalents" means:

        (1)   United States dollars;

        (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality;

        (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of "B" or better;

        (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

        (5)   commercial paper having one of the two highest rating categories obtainable from Moody's or S&P in each case maturing within six months after the date of acquisition;

        (6)   readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from Moody's or S&P; and

        (7)   investments in money market funds which invest at least 95% of their assets in securities of the types described in clauses (1) through (6) of this definition.

        "Change of Control" shall mean the occurrence of, after the date of the Indentures, any of the following events:

        (1)   any "person" or "group" as such terms are used in Sections 13(d) and 14(d) of the Exchange Act other than one or more Permitted Holders is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, by way of merger, consolidation or other business combination or purchase of 50% or more of the total voting power of the Voting Stock of Holdings or the Company (for purposes of calculating the total voting power of the Voting Stock held by a group solely in the context of a merger, consolidation or other business combination with a Person engaged in a line of business similar to that of the Company on the Issue Date, the voting power beneficially owned by the Permitted Holders or by Permitted Co-Investors, to the extent such voting power of the Voting Stock was acquired by such Permitted Co-Investors on or before January 31, 2005 in transactions that satisfy the definition of Permitted Co-Investor, shall be excluded in an amount equal to the lesser of the total voting power of the Voting Stock beneficially owned by such Permitted Co-Investors on (x) January 31, 2005 or (y) the date of such merger, consolidation or other business combination);

        (2)   the adoption of a plan relating to the liquidation or dissolution of Holdings or the Company;

        (3)   the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of Holdings or the Company and its Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders; or

        (4)   a change of control under the indentures relating to the Existing Notes (other than a change of control under the 2011 Notes resulting from the Transactions).

        "Consolidated EBITDA" shall mean, with respect to any Person for any period, the Consolidated Net Income (Loss) of such Person for such period increased (to the extent deducted in determining Consolidated Net Income (Loss)) by the sum of:

        (1)   all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses);

        (2)   Consolidated Interest Expense of such Person and its Subsidiaries for such period;

        (3)   depreciation expense of such Person and its Subsidiaries for such period;

        (4)   amortization expense of such Person and its Subsidiaries for such period including amortization of capitalized debt issuance costs; and

        (5)   any other non-cash charges of such Person and its Subsidiaries for such period (including non-cash expenses recognized in accordance with Financial Accounting Standard Number 106), all determined on a consolidated basis in accordance with GAAP;

provided, however, that corporate overhead expenses payable by Holdings described in clause 5(b) of the second paragraph of the covenant described under "—Limitation on Restricted Payments," the funds of which are provided by the Company and/or its Subsidiaries shall be deducted in calculating the Consolidated EBITDA of the Company.

        For purposes of this definition, all transactions involving the acquisition of any Person or motion picture theatre by another Person shall be accounted for on a "pooling of interests" basis and not as a purchase; provided, further, that, solely with respect to calculations of the Consolidated EBITDA Ratio and the Senior Leverage Ratio:

        (1)   Consolidated EBITDA shall include the effects of incremental contributions the Company reasonably believes in good faith could have been achieved during the relevant period as a result of a Theatre Completion had such Theatre Completion occurred as of the beginning of the relevant period; provided, however, that such incremental contributions were identified and quantified in good faith in an Officers' Certificate delivered to the Trustee at the time of any calculation of the Consolidated EBITDA Ratio;

        (2)   Consolidated EBITDA shall be calculated on a pro forma basis after giving effect to any motion picture theatre or screen that was permanently or indefinitely closed for business at any time on or subsequent to the first day of such period as if such theatre or screen was closed for the entire period; and

        (3)   All preopening expense and theatre closure expense which reduced/(increased) Consolidated Net Income (Loss) during any applicable period shall be added to Consolidated EBITDA.

        Notwithstanding the foregoing, for the purpose of calculating Consolidated EBITDA as used in the definition of Senior Leverage Ratio and clause (1) of the definition of Permitted Liens, Consolidated Net Income shall be increased, to the extent deducted therefrom and in the appropriate period, by the expenses and charges relating to the Transactions and associated financings.

        "Consolidated EBITDA Ratio" of any Person shall mean, for any period, the ratio of Consolidated EBITDA to Consolidated Interest Expense for such period (other than any non-cash Consolidated Interest Expense attributable to any amortization or write-off of deferred financing costs); provided that, in making such computation:

        (1)   the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period; and

        (2)   with respect to any Indebtedness which bears, at the option of such Person, a fixed or floating rate of interest, such Person shall apply, at its option, either the fixed or floating rate.

        "Consolidated Interest Expense" of any Person shall mean, without duplication, for any period, as applied to any Person:

        (1)   the sum of:

          (a)   the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation:

              (i)  amortization of debt discount;

             (ii)  the net cost under Interest Rate Protection Agreements (including amortization of discounts);

            (iii)  the interest portion of any deferred payment obligation; and

            (iv)  accrued interest; plus

          (b)   the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period, minus

        (2)   the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

        "Consolidated Net Income (Loss)" of any Person shall mean, for any period, the consolidated net income (or loss) of such Person and its consolidated Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (loss), by excluding all extraordinary gains or losses (net of reasonable fees and expenses relating to the transaction giving rise thereto) of such Person and its Subsidiaries.

        "Construction Indebtedness" shall mean Indebtedness incurred by the Company or its Subsidiaries in connection with the construction of motion picture theatres or screens.

        "Credit Facility" shall mean that certain Amended and Restated Credit Agreement, dated as of April 10, 1997, among AMC Entertainment Inc., The Bank of Nova Scotia, as administrative agent, Bank of America National Trust and Savings Association, as document agent, and the various other financial institutions thereto, as the same may be amended from time to time, together with any extension, revisions, increases, refinancing or replacement thereof by a lender or syndicate of lenders.

        "Currency Hedging Obligations" shall mean the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

        "Debt Rating" shall mean the rating assigned to the notes by Moody's or S&P, as the case may be.

        "Default" means any event which is, or after notice or the passage of time or both, would be, an Event of Default.

        "Equity Offering" means a public or private sale for cash by the Company or Holdings, as the case may be, of its common stock or preferred stock (other than Redeemable Capital Stock), or options, warrants or rights with respect to its common stock, preferred stock (other than Redeemable Capital Stock), other than public offerings with respect to the Company's or Holdings' common stock, preferred stock (other than Redeemable Capital Stock), or options, warrants or rights, registered on Form S-4 or S-8.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Existing Notes" shall mean the 9 1/2% Series B Senior Subordinated Notes due 2011, the 9 7/8% Series B Senior Subordinated Notes due 2012 and the 8% Series B Senior Subordinated Notes due 2014 issued by AMC Entertainment Inc.

        "Fair Market Value" shall mean, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

        "Generally Accepted Accounting Principles" or "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied.

        "Government Securities" means direct obligations (or certificates representing an ownership interest in such obligations) of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

        "Guarantee" shall mean, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

        (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

        (2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guaranteed Indebtedness" of any Person shall mean, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise.

        "Guarantor" shall mean each Subsidiary of the Company that provides a Subsidiary Guarantee on the date of the Indenture and any other Subsidiary of the Company that provides a Subsidiary Guarantee in accordance with the applicable Indenture; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the applicable Indenture, such Subsidiary shall cease to be a Guarantor.

        "Guarantor Subordinated Obligation" means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

        "Hedging Obligation" of any Person means any Currency Hedging Obligation entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations and any obligations of such Person pursuant to any Permitted Interest Rate Protection Agreement.

        "Holdings" shall mean Marquee Holdings Inc.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation (including, without limitation, preferred stock, temporary equity, mezzanine equity or similar classification) of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that any Indebtedness or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with "—Certain Covenants—Limitation on Consolidated Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at stated maturity.

        "Indebtedness" shall mean, with respect to any Person, without duplication:

         (1)  all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities Incurred in the ordinary course of business, but including, without limitation, all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding;

         (2)  all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

         (3)  all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

         (4)  every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or a Subsidiary of such Person of the Capital Stock or substantially all of the assets of another Person or in consideration for the merger or consolidation with respect to which such Person or a Subsidiary of such Person was a party;

         (5)  all indebtedness referred to in clauses (1) through (4) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness;

         (6)  all Guaranteed Indebtedness of such Person;

         (7)  all obligations under Interest Rate Protection Agreements of such Person;

         (8)  all Currency Hedging Obligations of such Person;

         (9)  all Capital Lease Obligations of such Person; and

       (10)  any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (9) above.

        "Interest Rate Protection Agreement" shall mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

        "Issue Date" means the date on which the notes were initially issued under the Indentures.

        "J.P. Morgan Partners Group" means (1) J.P. Morgan Partners, LLC and (ii) any Affiliates of J.P. Morgan Partners, LLC.

        "Lien" shall mean any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

        "Maturity" means, with respect to any note, the date on which the principal of such note becomes due and payable as provided in such note or the applicable Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

        "Merger Agreement" means the Agreement and Plan of Merger by and among Holdings, Marquee Inc. and AMC Entertainment Inc. dated as of July 22, 2004.

        "Moody's" shall mean Moody's Investor Service, Inc. or any successor to the rating agency business thereof.

        "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

        "Non-Recourse Indebtedness" shall mean Indebtedness as to which:

        (1)   none of the Company or any of its Subsidiaries:

          (a)   provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness); or

          (b)   is directly or indirectly liable; and

        (2)   no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Non-Recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

        "Obligations" means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

        "Offering Memorandum" means the Offering Memorandum dated August 6, 2004 relating to the notes.

        "Officer" shall mean the Chairman of the Board, any Co-Chairman of the Board, President, the Chief Executive Officer, any Executive Vice President, any Senior Vice President and the Chief Financial Officer of the Company.

        "Officers' Certificate" shall mean a certificate signed by two Officers.

        "Opinion of Counsel" shall mean a written opinion of counsel to the Company or any other Person reasonably satisfactory to the Trustee.

        "Permitted Co-Investor" means any one or more institutional investors and their respective Affiliates to which any Permitted Holder transfers in the aggregate up to, but no more than, 35% of (a) its equity commitments to the Transactions or (b) its equity securities of Holdings or the Company, in each case on or before January 31, 2005 (all transfers to any Affiliates of such institutional investor shall be included in such percentage calculation).

        "Permitted Holder" means:

        (1)   any member of the Apollo Group;

        (2)   any member of the J.P. Morgan Partners Group; and

        (3)   any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic reinvestment plan or any substantially similar plan of the Company or Holdings or any Subsidiary or any Person holding securities of the Company or Holdings for or pursuant to the terms of any such employee benefit plan; provided that if any lender or other Person shall foreclose on or otherwise realize upon or exercise any remedy with respect to any security interest in or Lien on any securities of the Company or Holdings held by any Person listed in this clause (3), then such securities shall no longer be deemed to be held by a Permitted Holder.

        "Permitted Indebtedness" shall mean the following:

         (1)  Indebtedness of the Company in respect of the notes and indebtedness of the Guarantors in respect of the Subsidiary Guarantees, in each case issued on the Issue Date, and the related exchange notes and exchange guarantees issued in registered exchange offers pursuant to the registration rights agreements and the Guarantees by the Guarantors of the Existing Notes;

         (2)  Indebtedness of the Company under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $175.0 million and the related Guarantees by the Guarantors;

         (3)  Indebtedness of the Company or any of its Subsidiaries outstanding on the Issue Date;

         (4)  Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements;

         (5)  Indebtedness of the Company or any of its Subsidiaries to any one or the other of them;

         (6)  Indebtedness incurred to renew, extend, refinance or refund (each, a "refinancing") the Existing Notes or any Indebtedness outstanding on the Issue Date, including the notes, in an aggregate principal amount not to exceed the principal amount of the Indebtedness so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company incurred in connection with such refinancing;

         (7)  Indebtedness of any Subsidiary incurred in connection with the Guarantee of any Indebtedness of the Company or the Guarantors in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Subsidiary Guarantee;

         (8)  Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations;

         (9)  Capital Lease Obligations of the Company or any of its Subsidiaries;

       (10)  Indebtedness of the Company or any of its Subsidiaries in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations;

       (11)  Indebtedness represented by property, liability and workers' compensation insurance (which may be in the form of letters of credit);

       (12)  Acquired Indebtedness; provided that such Indebtedness, if incurred by the Company, would be in compliance with "Limitation on Consolidated Indebtedness;"

       (13)  Indebtedness of the Company or any of its Subsidiaries to an Unrestricted Subsidiary for money borrowed; provided that such Indebtedness is subordinated in right of payment to the notes and the Weighted Average Life of such Indebtedness is greater than the Weighted Average Life of the notes; and

       (14)  Indebtedness not otherwise permitted to be Incurred pursuant to clauses (1) through (13) above which, together with any other Indebtedness pursuant to this clause (14), has an aggregate principal amount that does not exceed $350.0 million at any one time outstanding.

        "Permitted Interest Rate Protection Agreements" shall mean, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Permitted Indebtedness and that have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

        "Permitted Liens" means, with respect to any Person:

         (1)  Liens on the property and assets of the Company and the Guarantors securing Indebtedness and Guarantees permitted to be Incurred under the Indentures (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount not to exceed the product of (x) 200% and (y) Consolidated EBITDA for the four full fiscal quarters immediately preceding the Incurrence of such Lien;

         (2)  pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

         (3)  Liens imposed by law, including carriers', warehousemen's and mechanics' Liens and other similar Liens, on the property of the Company or any Subsidiary, in each case arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due, or are being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made in respect thereof;

         (4)  Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

         (5)  Liens in favor of issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

         (6)  encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

         (7)  Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

         (8)  leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

         (9)  judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

       (10)  Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capital Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business provided that:

          (a)   the aggregate principal amount of Indebtedness secured by such Liens does not exceed the cost of the assets or property so acquired or constructed and such Indebtedness does not exceed $85.0 million in the aggregate at any one time outstanding and does not exceed the cost of assets or property so acquired or constructed (provided, however, that financing lease obligations reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect shall not be subject to this clause (10)(a)); and

          (b)   such Liens are created within 180 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

       (11)  Liens arising solely by virtue of any statutory or common law provisions relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;

       (12)  Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business;

       (13)  Liens existing on the Issue Date (excluding Liens relating to obligations under the Credit Facility and Liens of the kind referred to in clause (10) above);

       (14)  Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Subsidiary;

       (15)  Liens on property at the time the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Subsidiary;

       (16)  Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or another Subsidiary;

       (17)  Liens securing the notes and the Subsidiary Guarantees;

       (18)  Liens securing Indebtedness Incurred to refinance Indebtedness that was previously so secured (other than Liens Incurred pursuant to clauses (1), (21) or (22)), provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced;

       (19)  any interest or title of a lessor under any Capital Lease Obligation or operating lease;

       (20)  Liens relating to the escrow agreement in effect on the Issue Date and future escrow arrangements securing Indebtedness Incurred in accordance with the Indentures;

       (21)  Liens securing Construction Indebtedness not to exceed $100.0 million; and

       (22)  Liens securing letters of credit in an amount not to exceed $25.0 million in the aggregate at any one time.

        "Permitted Senior Indebtedness" shall mean the following:

         (1)  Senior Indebtedness of the Company under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $175.0 million and any related Guarantees by the Guarantors;

         (2)  Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements;

         (3)  Indebtedness incurred to renew, extend, refinance or refund (each, a "refinancing") any Senior Indebtedness outstanding on the Issue Date, including the notes, in an aggregate principal amount not to exceed the principal amount of the Indebtedness so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company incurred in connection with such refinancing;

         (4)  Indebtedness of any Subsidiary incurred in connection with the Guarantee of any Indebtedness of the Company or Guarantors in accordance with the provisions of the Indenture;

         (5)  Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations;

         (6)  Capital Lease Obligations of the Company or any of its Subsidiaries;

         (7)  Indebtedness of the Company or any of its Subsidiaries in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations;

         (8)  Indebtedness represented by property, liability and workers' compensation insurance (which may be in the form of letters of credit);

         (9)  Construction Indebtedness in an aggregate principal amount that does not exceed $100.0 million at any time outstanding. and

       (10)  Letters of credit in an amount not to exceed $25.0 million in the aggregate at any one time.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation

        "Redeemable Capital Stock" shall mean any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the notes or is mandatorily redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (except for any such Capital Stock that would be required to be redeemed or is redeemable at the option of the holder if the issuer thereof may redeem such Capital Stock for consideration consisting solely of Capital Stock that is not Redeemable Capital Stock), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

        "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance," "refinances," and "refinanced" shall have a correlative meaning) any Subordinated Obligation or Guarantor Subordinated Obligation (including Indebtedness of the Company that refinances Indebtedness of any Subsidiary and Indebtedness of any Subsidiary that refinances Indebtedness of another Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

  (1)
  (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

  (2)
  the Refinancing Indebtedness has a Weighted Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Weighted Average Life of the Indebtedness being refinanced;

  (3)
  such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate accreted value) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith); and

  (4)
  such Refinancing Indebtedness is subordinated in right of payment to the notes or the Subsidiary Guarantee of a Guarantor, as the case may be, on terms at least as favorable to the holders of the notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Registration Rights Agreements" shall mean the registration rights agreement among the Company, the Guarantors, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., UBS Securities LLC, BNP Paribas Securities Corp., Scotia Capital (USA) Inc. and various other parties dated August 18, 2004 regarding the Fixed Rate Notes and the registration rights agreement among the Company, the Guarantors, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., UBS Securities LLC, BNP Paribas Securities Corp., Scotia Capital (USA) Inc. and various other parties dated August 18, 2004 regarding the Floating Rate Notes, and any similar registration rights agreements executed in connection with an offering of any additional notes.

        "Restricted Payments" shall have the meaning set forth in the "—Limitation on Restricted Payments" covenant.

        "Restricted Payments Computation Period" shall mean the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after January 27, 1999 to the last day of the Company's fiscal quarter preceding the date of the applicable proposed Restricted Payment.

        "S&P" shall mean Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

        "SEC" shall mean the Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended.

        "Senior Indebtedness" means, whether outstanding on the Issue Date or thereafter issued, created, Incurred or assumed, all amounts payable by the Company and its Subsidiaries under or in respect of Indebtedness of the Company and its Subsidiaries, including the notes and premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any of its Subsidiaries at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

        (1)   any obligation of the Company to any Subsidiary or any obligation of a Subsidiary to the Company or another Subsidiary;

        (2)   any liability for Federal, state, foreign, local or other taxes owed or owing by the Company or any of its Subsidiaries;

        (3)   any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

        (4)   any Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Company or any of its Subsidiaries, as the case may be, including, without limitation, any Subordinated Obligations or Guarantor Subordinated Obligations;

        (5)   any Capital Stock; or

        (6)   the Existing Notes.

        "Senior Leverage Ratio," as of any date of determination, means the ratio of:

        (1)   the sum of the aggregate outstanding Senior Indebtedness of the Company and its Subsidiaries as of the date of calculation on a consolidated basis in accordance with GAAP to

        (2)   Consolidated EBITDA of the Company and its Subsidiaries for the four full fiscal quarters immediately preceding the date of such determination; provided, however, that:

        (3)   if the Company or any Subsidiary:

          (a)   has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the end of such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation will be deemed to be:

              (i)  the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

             (ii)  if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

          (b)   has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Senior Leverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period.

        "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

        "Stated Maturity," when used with respect to any note or any installment of interest thereof, means the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable.

        "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement.

        "Subsidiary" of any person shall mean:

        (1)   any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person; and

        (2)   any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest, and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

        Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of "Unrestricted Subsidiary" unless the Company shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

        "Subsidiary Guarantee" shall mean, individually, any Guarantee of payment of the Fixed Rate Notes or Floating Rate Notes, as the case may be, and exchange notes issued in a registered exchange offer for such Fixed Rate Notes or Floating Rate Notes, as the case may be, pursuant to the applicable Registration Rights Agreement and the applicable Indenture by a Guarantor and any supplemental indenture applicable thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed in the applicable Indenture.

        "Surviving Entity" shall have the meaning set forth under "—Merger and Sale of Substantially All Assets."

        "Theatre Completion" shall mean any motion picture theatre or screen which was first opened for business by the Company or a Subsidiary during any applicable period.

        "Total Tangible Assets" shall mean the total consolidated assets of the Company and its Subsidiaries, as shown on the most recent balance sheet of the Company, less goodwill, patents, trademarks and other intangible assets as determined in accordance with GAAP.

        "Transactions" means the transactions set forth in the Merger Agreement and the transactions related thereto.

        "Unrestricted Subsidiary" shall mean a Subsidiary of the Company designated in writing to the Trustee:

        (1)   whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness;

        (2)   that has no Indebtedness other than Non-Recourse Indebtedness; and

        (3)   that has no Subsidiaries.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Weighted Average Life" shall mean, as of any date, with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of the number of years from such date to the dates of each successive scheduled principal payment (including any sinking fund payment requirements) of such debt security multiplied by the amount of such principal payment, by (2) the sum of all such principal payments.

        "Wholly Owned Subsidiary" of any Person shall mean a Subsidiary of such Person, all of the Capital Stock (other than directors' qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Events of Default

        The following will be "Events of Default" under each of the Indentures:

        (1)   default in the payment of any interest (including Additional Interest) on the applicable note when it becomes due and payable and continuance of such default for a period of 30 days;

        (2)   default in the payment of the principal of or premium, if any, on the applicable note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

        (3)   failure to comply with the covenants described under "—Merger and Sale of Substantially All Assets;"

        (4)   default in the performance, or breach, of any covenant or warranty of the Company contained in the applicable Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (1), (2) or (3) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

        (5)   (a) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or any Significant Subsidiary, aggregating $5.0 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (b) Indebtedness of the Company or any Significant Subsidiary, aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

        (6)   any holder of any Indebtedness in excess of $5.0 million in the aggregate of the Company or any Significant Subsidiary shall notify the Trustee of the intended sale or disposition of any assets of the Company or any Significant Subsidiary that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such asset of the Company or any Significant Subsidiary pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of the Company or any Significant Subsidiary or in accordance with applicable law;

        (7)   one or more final judgments or orders shall be rendered against the Company or any Significant Subsidiary for the payment of money, either individually or in an aggregate amount, in excess of $5.0 million and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect; and

        (8)   the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary; and

        (9)   during the period from the Issue Date to the closing of the Transactions, any violation of the covenants in the indentures relating to the Existing Notes.

        If an Event of Default (other than an Event of Default specified in clause (8) above) shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Fixed Rate Notes and Floating Rate Notes, as the case may be, then outstanding may declare the principal, premium, if any, and accrued and unpaid interest, if any, of all such applicable notes due and payable.

        If an Event of Default specified in clause (8) above occurs and is continuing, then the principal, premium, if any, and accrued and unpaid interest, if any, of all the Fixed Rate Notes or Floating Rate Notes, as the case may be, shall become due and payable without any declaration or other act on the part of the Trustee or any holder of such applicable notes. After a declaration of acceleration, but before a judgement or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the applicable outstanding notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

        (1)   the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay:

          (A)  all sums paid or advanced by the Trustee under the applicable Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

          (B)  all overdue interest (including Additional Interest) on all applicable notes;

          (C)  the principal of and premium, if any, on all applicable notes that have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by such applicable notes; and

          (D)  to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the applicable notes; and

        (2)   all Events of Default, other than the non-payment of principal of the applicable notes which have become due solely by such declaration of acceleration, have been cured or waived.

        Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because an Event of Default specified in paragraph (5) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default (1) is Indebtedness in the form of an operating lease entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect, (2) has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and (3) written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

        Each of the Indentures contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the holders of the applicable notes before proceeding to exercise any right or power under the applicable Indenture at the request of such holders. Each Indenture provides that the holders of a majority in aggregate principal amount of the applicable notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

        During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under each of the Indentures and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Trust Indenture Act contains limitations on the rights of the Trustee, should it be a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

        The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under each of the Indentures.

Defeasance and Covenant Defeasance of the Indentures

        The Company may, at its option, and at any time, elect to have the obligations of the Company discharged with respect to the outstanding Fixed Rate Notes and/or Floating Rate Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the applicable outstanding notes and to have satisfied its other obligations under the applicable Indentures, except for the following which shall survive until otherwise terminated or discharged:

        (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest (including Additional Interest) on such notes when such payments are due;

        (2)   the Company's obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture;

        (3)   its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee; and

        (4)   the defeasance provisions of the applicable Indenture.

        In addition the Company may, at its option and at any time, elect to be released from its obligations with respect to certain of its restrictive covenants under each of the Indentures ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the applicable notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "—Events of Default" will no longer constitute Events of Default with respect to the notes.

        In order to exercise either defeasance or covenant defeasance:

        (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the applicable notes, cash in U.S. dollars, certain U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest (including Additional Interest) on the applicable outstanding notes on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest;

        (2)   in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

          (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

          (b)   since the date of the Offering Memorandum, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the applicable outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

        (3)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the applicable outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

        (4)   the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

        (5)   the Company must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the applicable Indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

Satisfaction and Discharge

        Each Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

        (1)   either:

          (a)   all such notes that have been authenticated, except notes that have been lost, destroyed or wrongfully taken and that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

          (b)   all notes that have not been delivered to the Trustee for cancellation have become due and payable, whether at maturity or upon redemption or will become due and payable within one year or are to be called for redemption within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

        (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

        (3)   the Company has paid or caused to be paid all sums payable by it under the applicable Indenture; and

        (4)   the Company has delivered irrevocable instructions to the Trustee under the applicable Indenture to apply the deposited money toward the payment of the notes issued thereunder at maturity or the redemption date, as the case may be.

        In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to the satisfaction and discharge have been satisfied at the Company's cost and expense.

Modification and Waiver

        Modifications and amendments of each of the Indentures may be entered into by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the applicable outstanding notes; provided, however, that no such modification or amendment may, without the consent of each holder of the outstanding Fixed Rate Note or Floating Rate Notes, as the case may be, affected thereby:

        (1)   change the Stated Maturity of the principal of, or any installment of interest (including Additional Interest) on, the applicable note, or reduce the principal amount thereof or the rate of interest (including Additional Interest) thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the applicable note or any premium or the interest (including Additional Interest) thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

        (2)   reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price;

        (3)   reduce the percentage in principal amount of the applicable outstanding notes, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the applicable Indenture or to waive certain defaults; or

        (4)   modify any of the provisions relating to supplemental indentures requiring the consent of holders of the applicable notes, relating to the rights of holders to receive payment of principal and interest on the applicable notes, or to bring suit for the enforcement of such payment, on or after the respective due dates set forth in the applicable notes, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of applicable outstanding notes the consent of whose holders is required for such actions or to provide that certain other provisions of the applicable Indenture cannot be modified or waived without the consent of the holder of each applicable note affected thereby.

        The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance with certain restrictive covenants and provisions of the applicable Indenture.

        Without the consent of any holder of the Fixed Rate Notes or Floating Rate Notes, as the case may be, the Company and the Trustee may amend the Indentures to cure any ambiguity, omission, defect or inconsistency; provide for the assumption by a successor corporation of the obligations of the Company under the Indentures; provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code); add Guarantees with respect to the notes; secure the notes; add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company; make any change that does not adversely affect the rights of any holder of the notes; or comply with any requirement of the SEC in connection with the qualification of the Indentures under the Trust Indenture Act.

Book-Entry System

        The notes were initially issued in the form of Global Securities held in book-entry form. The notes were deposited with the Trustee as custodian for The Depository Trust Company (the "Depository"), and the Depository or its nominee is initially the sole registered holder of the notes for all purposes under the Indenture. Except as set forth below, a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

        Upon the issuance of a Global Security, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such Global Security purchased by such persons in this offering. Such accounts shall initially be designated by the initial purchasers with respect to notes placed by the initial purchasers for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Any person acquiring an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Euroclear or Cede. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        Payment of principal of, premium, if any, and interest on notes represented by any such Global Security will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indentures. None of the Company, the Trustee, any agent of the Company or the initial purchasers will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a Global Security representing any notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

        The Company expects that upon receipt of any payment of principal of, premium, if any, or interest on any Global Security, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        So long as the Depository or its nominee is the registered owner or holder of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Indentures and the notes. Beneficial interests in the notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of such Global Security for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indentures. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        The Company understands that the Depository will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with the Depository interests in the Global Security are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

        Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee, any agent of the Company or the initial purchasers will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        The Depository has advised the Company that the Depository is a limited purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation"

within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certificated Notes

        Notes represented by a Global Security are exchangeable for certificated notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the notes represented by such Global Security. Any Global Security that is exchangeable for certificated notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in such names as the Depository or its nominee holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depository or its nominee. In the event that a Global Security becomes exchangeable for certificated notes, (i) certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Concerning the Trustee

        HSBC Bank USA, National Association, is the Trustee under the Indentures.

        HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) is also the trustee under the indentures relating to the Existing Notes and the 12% Senior Discount Notes due 2014 issued by Marquee Holdings Inc.

Governing Law

        The Indentures and the notes will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF 2011 NOTES

        The Initial Notes were issued under an indenture dated as of January 27, 1999 (the "Original Indenture"), between AMC Entertainment Inc. and HSBC Bank USA, National Association, as successor trustee (the "Trustee") as supplemented by the First Supplemental Indenture dated March 29, 2002 between the Company and the Trustee (the "First Supplemental Indenture") and the Second Supplemental Indenture, dated December 23, 2004, among the Company, the Trustee and each of our subsidiaries that guarantees our other indebtedness (the "Second Supplemental Indenture," and, together with the Original Indenture and the First Supplemental Indenture, the "Indenture"). As of December 23, 2004, the guarantors of the notes included AMC Card Processing Services, Inc., AMC Entertainment International, Inc., AMC-GCT, Inc., AMC Realty, Inc., American Multi-Cinema of Florida, Inc., American Multi-Cinema, Inc., Centertainment, Inc., Club Cinema of Mazza, Inc., GCT Pacific Beverage Services, Inc., National Cinema Network, Inc., Premium Cinema of Yorktown, Inc., Premium Theater of Framingham, Inc. and Premium Theatre of Mayfair, Inc. For purposes of this Description of 2011 Notes, the terms "we," "us," "our," the "issuer," "AMC Entertainment," "AMCE" or "Company" refers to AMC Entertainment Inc. and not to any of its subsidiaries. The definitions of certain capitalized terms used in the following summary are set forth below under "—Certain Definitions".

        We urge you to read the Indenture because it, and not this description, defines your rights as a holder of these notes. A copy of the Indenture is available upon request to us at the address indicated under "Where You Can Find More Information About Us."

Principal, Maturity and Interest

        The Notes mature on February 1, 2011 and are limited to $325 million aggregate principal amount. The Initial Notes were issued in a principal amount of $225 million pursuant to the Original Indenture. On March 29, 2002, an additional $72,880,000 aggregate principal amount of the Notes were issued pursuant to the First Supplemental Indenture. Such Notes were identical to the Notes in all respects except issue date and issue price. On March 25, 2004, the Company redeemed $83,406,000 aggregate principal amount of the Notes. In connection with the Merger, we were required to make an offer to purchase the Notes. (See "Summary—Recent Developments"). Pursuant to such offer, $1,663,000 aggregate principal amount of the Notes were tendered and purchased. There are currently $212,811,000 aggregate principal amount of the Notes outstanding. Each Note bears interest at the rate set forth on the cover page hereof from January 27, 1999 or from the most recent interest payment date to which interest has been paid, payable semiannually on February 1 and August 1 of each year, commencing August 1, 1999, to the person in whose name the Note is registered at the close of business on the January 15 or July 15 next preceding such interest payment date. Interest is computed on the basis of a 360-day year of twelve, 30-day months.

        Principal of and premium, if any, and interest on the Notes is payable in immediately available funds, and the Notes are exchangeable and transferable, at the office or agency of the Company in The City of New York (which initially will be the corporate trust office of the Trustee, HSBC Bank USA, National Association, 425 Fifth Avenue, New York, NY 10018); provided, however, that payment of interest may be made at the option of the Company by check mailed to the person entitled thereto as shown on the Note Register. No service charge will be made for any registration of transfer or exchange or redemption of Notes, except for certain taxes or other governmental charges that may be imposed in connection with any registration of transfer or exchange.

        The Notes are not entitled to the benefit of any sinking fund.

Fall-away Event

        In the event that the Notes achieve Investment Grade Status and no Event of Default or Default shall have occurred and be continuing at such time (the occurrence of the foregoing events, being collectively referred to as the "Fall-away Event"), upon the request of the Company the covenants described under "—Certain Covenants" will no longer be applicable to the Company and its Subsidiaries. See "—Certain Covenants". As a result, upon the occurrence of the Fall-away Event the Notes will be entitled to substantially no covenant protection.

Ranking

        The notes are:

  •
  senior subordinated, unsecured obligations of the Company;

  •
  junior in right of payment with the Senior Notes and all existing and future Senior Indebtedness of the Company;

  •
  equal in ranking ("pari passu") in right of payment with the Company's 2011 notes, 2012 notes and all existing and future senior subordinated Indebtedness of the Company; and

  •
  are effectively subordinated to any secured Indebtedness of the Company, including the Credit Facility, as to the assets securing such Indebtedness.

        The Subsidiary Guarantees are:

  •
  junior in right of payment with the guarantees of the Senior Notes and any existing and future Senior Indebtedness of the Guarantors, without giving effect to collateral agreements;

  •
  equal in ranking in right of payment with any existing and future subordinated Indebtedness of the Guarantors, without giving effect to collateral agreements; and

  •
  are effectively subordinated to any Secured Indebtedness of the Guarantors, including Guarantors of Indebtedness under the Credit Facility, as to the assets securing such Indebtedness.

        In addition, all of the Company's operations are conducted through its Subsidiaries. Therefore, the Company's ability to service its Indebtedness, including the notes, is dependent upon the earnings of its Subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to the Company. Certain laws restrict the ability of the Company's Subsidiaries to pay dividends and make loans and advances to the Company. If these restrictions apply to Subsidiaries that are not Guarantors, then the Company would not be able to use the earnings of these Subsidiaries to make payments on the notes. In addition, the Company only has a stockholder's claim on the assets of its Subsidiaries. This stockholder's claim is junior to the claims that creditors and holders of Preferred Stock of the Company's Subsidiaries have against those Subsidiaries.

        As of December 30, 2004, the Company and the Guarantors had:

  •
  $499.1 million of outstanding Senior Indebtedness, none of which would have been secured Indebtedness, consisting of the Senior Notes, the Credit Facility (including $12.8 million of outstanding letters of credit) and capital and financing lease obligations (and the Company would have been able to borrow an additional $162.2 million under the Credit Facility, which would have constituted senior secured Indebtedness of the Company Guaranteed by the Guarantors); and

  •
  $709.2 million of outstanding senior subordinated Indebtedness, consisting of the notes, the 2011 Notes, the 2014 Notes and the Guarantees of these notes, the 2011 Notes and the 2014 Notes.

        Not all of our Subsidiaries Guarantee the notes. The notes are guaranteed by each of our Subsidiaries that guarantees our other Indebtedness. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and trade creditors before they will be able to distribute any of their assets to us. The notes are effectively subordinated in right of payment to existing and future liabilities of our non-guarantor Subsidiaries. On a pro forma basis after giving effect to the Merger and related transactions, our non-guarantor Subsidiaries would have accounted for $114.0 million, or 6.4%, of our total revenues for the year ended April 1, 2004, and $130.4 million, or 8.6%, of our total assets, and $43.1 million, or less than 4%, of our total liabilities, in each case, as of April 1, 2004.

        As of December 30, 2004, the Company's non-guarantor Subsidiaries had $94.2 million of total Indebtedness (including trade payables), all of which was structurally senior to the notes.

Subordination

        The payment of all Obligations in respect of the notes are subordinated, as set forth in the Indenture, in right of payment to the prior payment in full in cash or Cash Equivalents of all of our Senior Indebtedness.

        In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or to its assets, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company, the holders of Senior Indebtedness will first be entitled to receive payment in full in cash or Cash Equivalents of all Senior Indebtedness, or provision shall be made for such payment in full in cash or Cash Equivalents to the satisfaction of the holders of Senior Indebtedness, before the Holders will be entitled to receive any payment or distribution of any kind or character from any source (other than any payment or distribution in the form of equity securities or subordinated securities of the Company or any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the Notes are so subordinated as provided in the Indenture) (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities") on account of all Obligations in respect of the Notes or on account of the purchase, deposit for defeasance or redemption or other acquisition of Notes.

        No payment (other than any payments made pursuant to the provisions described under "—Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities), may be made by the Company on account of all Obligations in respect of the Notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of Notes upon the occurrence of any default in payment (whether at stated maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest in respect of any Senior Indebtedness beyond any applicable grace periods (a "Payment Default") until such Payment Default shall have been cured or waived or have ceased to exist or such Senior Indebtedness shall have been discharged or paid in full in cash or Cash Equivalents.

        No payment (other than any payments made pursuant to the provisions described under "—Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities), may be made by the Company on account of all Obligations in respect of the Notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of Notes for the period specified below ("Payment Blockage Period") upon the occurrence of any default with respect to any Designated Senior Indebtedness not covered by the immediately preceding paragraph pursuant to which the maturity thereof may be accelerated (a "Non-payment Default") and receipt by the Trustee of written notice thereof from the representatives of the holders of any Designated Senior Indebtedness.

        The Payment Blockage Period will commence upon the date of receipt by the Trustee of written notice from such representative and shall end on the earliest of

          (1)   179 days thereafter (PROVIDED any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated, in which case the provisions of the second preceding paragraph shall apply),

          (2)   the date on which such Non-payment Default is cured, waived or ceases to exist or such Designated Senior Indebtedness is discharged or paid in full in cash or Cash Equivalents,

          (3)   such Designated Senior Indebtedness has been discharged or paid in full in cash or Cash Equivalents or

          (4)   such Payment Blockage Period shall have been terminated by written notice to the Trustee from the representative initiating such Payment Blockage Period,

after which the Company will resume making any and all required payments in respect of the Notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a subsequent Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days.

        In the event that, notwithstanding the foregoing, the Trustee or any holder of the Notes shall have received any payment prohibited by the foregoing, then such payment shall be paid over to the representatives of such Designated Senior Indebtedness initiating the Payment Blockage Period, to be held in trust for distribution to the holders of Senior Indebtedness or, to the extent amounts are not then due in respect of Senior Indebtedness, prompt return to the Company, or otherwise as a court of competent jurisdiction shall direct.

        Failure by the Company to make any required payment in respect of the Notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default and, thereafter, Holders will have the right to require repayment of the Notes in full. See "—Events of Default".

        By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders, and assets which would otherwise be available to pay obligations in respect of the Notes will be available only after all Senior Indebtedness has been paid in full in cash or Cash Equivalents, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes.

        "Senior Indebtedness" means:

          (1)   all obligations of the Company, now or hereafter existing, under or in respect of the Credit Facility, whether for principal, premium, if any, interest (including interest accruing after the filing of, or which would have accrued but for the filing of, a petition by or against the Company under the Bankruptcy Laws, whether or not such interest is allowed as a claim after such filing in any proceeding under such law), fees, expenses, indemnities, gross-ups or other payments thereunder and

          (2)   the principal of, premium, if any, and interest on all other Indebtedness of the Company (other than the Notes, the 2012 Notes and 2014 Notes), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes.

        Notwithstanding the foregoing, "Senior Indebtedness" shall not include:

          (1)   Indebtedness evidenced by the Notes,

          (2)   Indebtedness of the Company that is expressly subordinated in right of payment to any Senior Indebtedness of the Company, the Notes or the Indebtedness evidenced by the 2012 Notes and the 2014 Notes,

          (3)   Indebtedness of the Company that by operation of law is subordinate to any general unsecured obligations of the Company,

          (4)   Indebtedness of the Company to the extent incurred in violation of any covenant of the Indenture,

          (5)   any liability for Federal, state or local taxes or other taxes, owed or owing by the Company,

          (6)   trade account payables owed or owing by the Company,

          (7)   amounts owed by the Company for compensation to employees or for services rendered to the Company,

          (8)   Indebtedness of the Company to any Subsidiary or any other Affiliate of the Company, and

          (9)   Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code is without recourse to the Company or any Subsidiary.

        "Designated Senior Indebtedness" means:

          (1)   all Senior Indebtedness under the Credit Facility and

          (2)   any other Senior Indebtedness

            (a)   which at the time of determination exceeds $30 million in aggregate principal amount,

            (b)   which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company and

            (c)   as to which the Trustee has been given written notice of such designation.

Subsidiary Guarantees

        The Guarantors, jointly and severally, fully and unconditionally guarantee on a senior subordinated unsecured basis the Company's obligations under the notes and all obligations under the Indenture. Such Guarantors agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders of notes in enforcing any rights under the Subsidiary Guarantees. The obligations of each Guarantor under its Subsidiary Guarantees rank junior in right of payment with other senior unsecured indebtedness of such Guarantor and rank equally in right of payment with other senior subordinated unsecured

Indebtedness of such Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under such Subsidiary Guarantees.

        Although the Indenture limits the amount of Indebtedness that Subsidiaries may Incur, such Indebtedness may be substantial and all of it may be Indebtedness of Guarantors.

        The Indenture governing the notes provide that the obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        In the event a Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Guarantor is the surviving corporation in such a transaction involving a Person that is not the Company or a Subsidiary of the Company, such Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if:

          (1)   no Default or Event of Default will have occurred or will be continuing or would occur as a consequence of a release of the obligations of such Guarantor;

          (2)   all the obligations of such Guarantor under any Credit Facility and related documentation and any other obligations of such Guarantor relating to any other Indebtedness of the Company or its Subsidiaries terminate upon consummation of such transaction; and

          (3)   the notes are legally defeased, satisfaction of the conditions relating to legal defeasance in accordance with the applicable Indenture.

        In addition, a Guarantor will be released from its obligations under the Indenture, its applicable Subsidiary Guarantee and the Registration Rights Agreement if (1) the Guarantor is released from all the obligations of such Guarantor under any Credit Facility and related documentation and any other obligations of such Guarantor relating to any other Indebtedness of the Company or its Subsidiaries or (2) the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other provisions of the applicable Indenture.

Optional Redemption

        The Notes are redeemable, at the option of the Company, as a whole or in part, at any time on or after February 1, 2004, at the Redemption Prices (expressed as percentages of the principal amount thereof) set forth below together with accrued and unpaid interest to the Redemption Date, if redeemed during the 12-month period beginning on February 1 of the years indicated:

YEAR	REDEMPTION PRICE
2004	104.750%
2005	103.167%
2006	101.583%
2007 and thereafter	100.000%

        If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee not more than 60 days prior to the Redemption Date by such method as the Trustee shall deem fair and appropriate; provided, however, that Notes will not be redeemed in amount less than the minimum authorized denomination of $1,000. Notice of redemption shall be mailed by first class mail not less than 30 nor more than 60 days prior to the Redemption Date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption.

Certain Covenants

        The Indenture will provide that all of the following restrictive covenants will be applicable to the Company unless and until the Fall-away Event occurs. In such event, the Company will be released from its obligations to comply with the restrictive covenants described below as well as certain other obligations. The covenants that will be released upon the Fall-away Event are "Limitation on Consolidated Indebtedness", "Limitation on Restricted Payments", "Limitation on Transactions with Affiliates", "Limitation on Senior Subordinated Indebtedness" and clause (3) under the "Merger and Sale of Assets" covenant.

        Limitation on Consolidated Indebtedness.    The Company shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or guarantee, or in any other manner become directly or indirectly liable for the payment of, any Indebtedness (excluding Permitted Indebtedness) unless, at the time of such event and after giving effect thereto on a pro forma basis, the Company's Consolidated EBITDA Ratio for the four full fiscal quarters immediately preceding such event, taken as one period calculated on the assumption that such Indebtedness had been incurred on the first day of such four quarter period, is greater than or equal to 1.75:1. The definition of EBITDA used for this purpose differs in significant respects from that presented under "Summary Financial Data." See "—Certain Definitions."

        Limitation on Restricted Payments.    The Company shall not directly or indirectly:

          (1)   declare or pay any dividend on, or make any distribution in respect of, any shares of the Company's or any Subsidiary's Capital Stock (excluding dividends or distributions payable in shares of its Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in shares of such Redeemable Capital Stock)) held by any Person other than the Company or any of its Wholly Owned Subsidiaries; or

          (2)   purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock;

(such payments or any other actions described in (1) and (2) above are collectively referred to as "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution):

  (a)
  no Default or Event of Default shall have occurred and be continuing,

  (b)
  the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "Limitation on Consolidated Indebtedness" and

  (c)
  the aggregate amount of all Restricted Payments declared or made after the Closing Date (including the proposed Restricted Payment) does not exceed the sum of:

              (i)  (x) Consolidated EBITDA for the Restricted Payments Computation Period minus (y) 1.75 times Consolidated Interest Expense for the Restricted Payments Computation Period;

             (ii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10 million such Fair Market

    Value shall be confirmed by an independent appraisal obtained by the Company), received after the Closing Date by the Company from the issuance or sale (other than to any of its Subsidiaries) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock;

            (iii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after the Closing Date by the Company from debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for such net proceeds plus the aggregate cash received by the Company at the time of such conversion; and

            (iv)  $100 million.

Notwithstanding the foregoing limitation, the Company may

          (1)   pay dividends on its Capital Stock within sixty days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the foregoing limitation or

          (2)   acquire, redeem or retire Capital Stock in exchange for, or in connection with a substantially concurrent issuance of, Capital Stock of the Company (other than Redeemable Capital Stock).

        Limitation on Transactions with Affiliates.    The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company) involving aggregate consideration in excess of $5 million unless

          (1)   such transaction or series of transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable transaction in an arm's-length dealing with an unaffiliated third party,

          (2)   such transaction or series of transactions is in the best interests of the Company and

          (3)   with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $50 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (1) and (2) above, as evidenced by a Board Resolution.

        Notwithstanding the foregoing limitation, the Company and its Subsidiaries may enter into or suffer to exist the following:

          (1)   any transaction pursuant to any contract in existence on the Closing Date;

          (2)   any Restricted Payment permitted to be made pursuant to the provisions of "Limitation on Restricted Payments" above;

          (3)   any transaction or series of transactions between the Company and one or more of its Subsidiaries or between two or more of its Subsidiaries (provided that no more than 5% of the equity interest in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of an equity interest in the Company), by any Affiliate of the Company other than a Subsidiary) and

          (4)   the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of its Subsidiaries.

        Limitation on Senior Subordinated Indebtedness.    The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to the Notes.

Merger and Sale of Substantially all Assets

        The Company shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than any Wholly Owned Subsidiary) or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person (other than any Wholly Owned Subsidiary) or group of affiliated Persons unless at the time and after giving effect thereto

          (1)   either

            (a)   the Company shall be the continuing corporation or

            (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the "Surviving Entity") shall be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume all the obligations of the Company under the Notes and the Indenture,

          (2)   immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing, and

          (3)   immediately before and immediately after giving effect to such transaction on a pro forma basis, except in the case of the consolidation or merger of any Subsidiary with or into the Company, the Company (or the Surviving Entity if the Company is not the continuing corporation) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "Limitation on Consolidated Indebtedness".

        In connection with any consolidation, merger, transfer or lease contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with.

        Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise every right and power of the Company under the Notes and the Indenture, with the same effect as if such successor corporation had been named as the Company therein. In the event of any transaction (other than a lease) described and listed in the immediately preceding paragraphs in which the Company is not the continuing corporation, the successor Person formed or remaining shall succeed to, be substituted for and may exercise every right and power of the Company, and the Company shall be discharged from all obligations and covenants under the Notes and the Indenture.

Change of Control

        Upon the occurrence of a Change of Control, the Company will be required to make an offer (a "Change of Control Offer") to purchase all Outstanding Notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase.

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

        The Change of Control provision of the Notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the Company's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between the Company and the Initial Purchasers.

        The Credit Facility provides that certain change of control events with respect to the Company would constitute a default thereunder. In such circumstances, the subordination provisions in the Indenture could restrict payments to the Holders of the Notes. Finally, the Company's ability to pay cash to the Holders of the Notes in connection with a Change of Control may be limited to the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases.

        The provisions of the Indenture would not necessarily afford Holders of the Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the Holders.

        If an offer is made to repurchase the Notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and Federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14(e) thereunder, to the extent applicable to such offer.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used herein for which no definition is provided.

        "Acquired Indebtedness" of any particular Person shall mean Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or assumed by such particular Person in connection with the acquisition of assets from any other Person, and not incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition.

        "Affiliate" shall mean, with respect to any specified Person:

          (1)   any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or

          (2)   any other Person that owns, directly or indirectly, 10% or more of such Person's Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

        For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Board of Directors" shall mean the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under the Indenture.

        "Board Resolution" shall mean a copy of a resolution, certified by the Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Business Day" shall mean any day other than a Saturday or Sunday or other day on which banks in New York, New York, Kansas City, Missouri, or the city in which the Trustee's Office is located are authorized or required to be closed, or, if no Note is outstanding, the city in which the principal corporate trust office of the Trustee is located.

        "Capital Lease Obligation" of any Person shall mean any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease of a real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation (together with Indebtedness in the form of operating leases entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10).

        "Capital Stock" of any Person shall mean any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock, any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock, whether now outstanding or issued after the date of the Indenture.

        "Cash Equivalents" means:

          (1)   United States dollars,

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality,

          (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better,

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above,

          (5)   commercial paper having one of the two highest rating categories obtainable from Moody's or S&P in each case maturing within six months after the date of acquisition and

          (6)   readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from Moody's or S&P.

        "Change of Control" shall mean the occurrence of, after the date of the Indenture, either of the following events:

          (1)   any Person (other than a Permitted Holder) or any Persons (other than any Permitted Holders) acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "Group"), together with any Affiliates thereof (other than any Permitted Holders) shall beneficially own (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of Capital Stock of the Company entitled to vote generally in the election of directors (the determination of aggregate voting power to recognize that the Company's Class B Stock, par value 66 2/3 CENTS per share, currently has ten votes per share and the Company's Common Stock, par value 66 2/3 CENTS per share, currently has one vote per share) or

          (2)   any Person (other than a Permitted Holder) or Group (other than any Permitted Holders) together with any Affiliates thereof (other than any Permitted Holders) shall succeed in having a sufficient number of its nominees who are not management nominees elected to the Board of Directors of the Company such that such nominees when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate (other than any Permitted Holder) of such Group, will constitute a majority of the Board of Directors of the Company.

        "Closing Date" shall mean the date on which the Offered Notes are originally issued under the Indenture.

        "Consolidated EBITDA" shall mean, with respect to any Person for any period, the Consolidated Net Income of such Person for such period increased (to the extent deducted in determining Consolidated Net Income) by the sum of:

          (1)   all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses);

          (2)   Consolidated Interest Expense of such Person and its Subsidiaries for such period;

          (3)   depreciation expense of such Person and its Subsidiaries for such period;

          (4)   amortization expense of such Person and its Subsidiaries for such period including amortization of capitalized debt issuance costs; and

          (5)   any other non-cash charges of such Person and its Subsidiaries for such period (including non-cash expenses recognized in accordance with Financial Accounting Standard Number 106), all determined on a consolidated basis in accordance with GAAP;

provided, however, that, for purposes of this definition, all transactions involving the acquisition of any Person or motion picture theatre by another Person shall be accounted for on a "pooling of interests" basis and not as a purchase; provided, further, that, solely with respect to calculations of the Consolidated EBITDA Ratio:

          (1)   Consolidated EBITDA shall include the effects of incremental contributions the Company reasonably believes in good faith could have been achieved during the relevant period as a result of a Theatre Completion had such Theatre Completion occurred as of the beginning of the relevant period; provided, however, that such incremental contributions were identified and quantified in good faith in an Officers' Certificate delivered to the Trustee at the time of any calculation of the Consolidated EBITDA Ratio,

          (2)   Consolidated EBITDA shall be calculated on a pro forma basis after giving effect to any motion picture theatre or screen that was permanently or indefinitely closed for business at any time on or subsequent to the first day of such period as if such theatre or screen was closed for the entire period, and

          (3)   All preopening expense and theatre closure expense which reduced Consolidated Net Income during any applicable period shall be added to Consolidated EBITDA.

        "Consolidated EBITDA Ratio" of any Person shall mean, for any period, the ratio of Consolidated EBITDA to Consolidated Interest Expense for such period (other than any non-cash Consolidated Interest Expense attributable to any amortization or write-off of deferred financing costs); provided that, in making such computation,

          (1)   the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period, and

          (2)   with respect to any Indebtedness which bears, at the option of such Person, a fixed or floating rate of interest, such Person shall apply, at its option, either the fixed or floating rate.

        "Consolidated Interest Expense" of any Person shall mean, without duplication, for any period, as applied to any Person:

          (1)   the sum of

            (a)   the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation:

                (i)  amortization of debt discount,

               (ii)  the net cost under Interest Rate Protection Agreements (including amortization of discounts),

              (iii)  the interest portion of any deferred payment obligation and

              (iv)  accrued interest, plus

            (b)   the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period, minus

          (2)   the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

        "Consolidated Net Income (Loss)" of any Person shall mean, for any period, the consolidated net income (or loss) of such Person and its consolidated Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (loss), by excluding all extraordinary gains or losses (net of reasonable fees and expenses relating to the transaction giving rise thereto) of such Person and its Subsidiaries.

        "Construction Indebtedness" shall mean Indebtedness incurred by the Company or its Subsidiaries in connection with the construction of motion picture theatres or screens.

        "Credit Facility" shall mean that certain Amended and Restated Credit Agreement, dated as of April 10, 1997, among the Company, The Bank of Nova Scotia, as administrative agent, Bank of America National Trust and Savings Association, as document agent, and the various other financial institutions thereto, as the same may be amended from time to time, together with any extensions, revisions, refinancings or replacements thereof by a lender or syndicate of lenders.

        "Currency Hedging Obligations" shall mean the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

        "Debt Rating" shall mean the rating assigned to the Notes by Moody's or S&P, as the case may be.

        "Default" means any event which is, or after notice or the passage of time or both, would be, an Event of Default.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Fair Market Value" shall mean, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

        "Generally Accepted Accounting Principles" or "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied.

        "Guarantee" shall mean, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

          (2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guaranteed Indebtedness" of any Person shall mean, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise.

        "Guarantor" shall mean each Subsidiary of the Company that provides a Subsidiary Guarantee on the date of the Indenture and any other Subsidiary of the Company that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary shall cease to be a Guarantor.

        "Indebtedness" shall mean, with respect to any Person, without duplication:

           (1)  all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding,

           (2)  all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments,

           (3)  all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business,

           (4)  every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or a Subsidiary of such Person of the Capital Stock or substantially all of the assets of another Person or in consideration for the merger or consolidation with respect to which such Person or a Subsidiary of such Person was a party,

           (5)  all Indebtedness referred to in clauses (1) through (4) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness,

           (6)  all Guaranteed Indebtedness of such Person,

           (7)  all obligations under Interest Rate Protection Agreements of such Person,

           (8)  all Currency Hedging Obligations of such Person,

           (9)  all Capital Lease Obligations of such Person, and

         (10)  any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (9) above.

        "Interest Rate Protection Agreement" shall mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

        "Investment Grade Status" exists as of a date and thereafter if at such date either:

          (1)   the Debt Rating of Moody's is at least Baa3 (or the equivalent) or higher or

          (2)   the Debt Rating of S&P is at least BBB- (or the equivalent) or higher.

        "Lien" shall mean any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

        "Maturity" means, with respect to any Note, the date on which the principal of such Note becomes due and payable as provided in such Note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

        "Moody's" shall mean Moody's Investor Service, Inc. or any successor to the rating agency business thereof.

        "Non-recourse Indebtedness" shall mean Indebtedness as to which:

          (1)   none of the Company or any of its Subsidiaries

            (a)   provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness) or

            (b)   is directly or indirectly liable and

          (2)   no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Non-recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

        "Obligations" means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

        "Officer" shall mean the Chairman of the Board, any Co-Chairman of the Board, President, the Chief Executive Officer, any Executive Vice President and the Chief Financial Officer of the Company.

        "Officers' Certificate" shall mean a certificate signed by two Officers.

        "Opinion of Counsel" shall mean a written opinion of counsel to the Company or any other Person reasonably satisfactory to the Trustee.

        "Permitted Holder" means:

          (1)   Mr. Stanley H. Durwood, his spouse and any of his lineal descendants and their respective spouses (collectively, the "Durwood Family") and any Affiliate of any member of the Durwood Family,

          (2)   Mr. Stanley H. Durwood's estate, or any trust established by Mr. Stanley H. Durwood, during any period of administration prior to the distribution of assets to beneficiaries who are Persons described in clause (3) below,

          (3)   any trust which is established solely for the benefit of one or more members of the Durwood Family (whether or not any member of the Durwood Family is a trustee of such trust) or solely for the benefit of one or more charitable organizations or solely for the benefit of a combination of members of the Durwood Family and one or more charitable organizations and

          (4)   any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any Person holding securities of the Company for or pursuant to the terms of any such employee benefit plan; provided that if any lender or other Person shall foreclose on or otherwise realize upon or exercise any remedy with respect to any security interest in or Lien on any securities of the Company held by any Person listed in this clause (4), then such securities shall no longer be deemed to be held by a Permitted Holder.

        "Permitted Indebtedness" shall mean the following:

           (1)  Indebtedness of the Company under the Offered Notes;

           (2)  Indebtedness of the Company under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $425 million;

           (3)  Indebtedness of the Company or any of its Subsidiaries outstanding on the Closing Date;

           (4)  Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements;

           (5)  Indebtedness of the Company or any of its Subsidiaries to any one or the other of them;

           (6)  Indebtedness incurred to renew, extend, refinance or refund (each, a "refinancing") any Indebtedness outstanding on the Closing Date in an aggregate principal amount not to exceed the principal amount of the Indebtedness so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company incurred in connection with such refinancing;

           (7)  Indebtedness of any Subsidiary incurred in connection with the Guarantee of any Indebtedness of the Company;

           (8)  Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations;

           (9)  Capital Lease Obligations of the Company or any of its Subsidiaries;

         (10)  Indebtedness of the Company or any of its Subsidiaries in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations;

         (11)  Indebtedness represented by property, liability and workers' compensation insurance (which may be in the form of letters of credit);

         (12)  Acquired Indebtedness; provided that such Indebtedness, if incurred by the Company, would be in compliance with "Limitation on Consolidated Indebtedness";

         (13)  Indebtedness of the Company or any of its Subsidiaries to an Unrestricted Subsidiary for money borrowed; provided that such Indebtedness is subordinated in right of payment to the Notes and the Weighted Average Life of such Indebtedness is greater than the Weighted Average Life of the Notes;

         (14)  Construction Indebtedness in an aggregate principal amount that does not exceed $100 million; and

         (15)  Indebtedness not otherwise permitted to be incurred pursuant to clauses (1) through (14) above which, together with any other Indebtedness pursuant to this clause (14), has an aggregate principal amount that does not exceed $100 million at any time outstanding.

        "Permitted Interest Rate Protection Agreements" shall mean, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Permitted Indebtedness and that have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

        "Redeemable Capital Stock" shall mean any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

        "Restricted Payments" shall have the meaning set forth in the "Limitation on Restricted Payments" covenant.

        "Restricted Payments Computation Period" shall mean the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Closing Date to the last day of the Company's fiscal quarter preceding the date of the applicable proposed Restricted Payment.

        "S&P" shall mean Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

        "Stated Maturity", when used with respect to any Note or any installment of interest thereof, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

        "Subsidiary" of any person shall mean:

          (1)   any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person and

          (2)   any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest, and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

        Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of "Unrestricted Subsidiary" unless the Company shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

        "Surviving Entity" shall have the meaning set forth under "Merger and Sale of Substantially All Assets".

        "Theatre Completion" shall mean any motion picture theatre or screen which was first opened for business during any applicable period.

        "Unrestricted Subsidiary" shall mean a Subsidiary of the Company designated in writing to the Trustee

          (1)   whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness,

          (2)   that has no Indebtedness other than Non-Recourse Indebtedness and

          (3)   that has no Subsidiaries.

        "Voting Stock" shall mean stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time, stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

        "Weighted Average Life" shall mean, as of any date, with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of the number of years from such date to the dates of each successive scheduled principal payment (including any sinking fund payment requirements) of such debt security multiplied by the amount of such principal payment, by (2) the sum of all such principal payments.

        "Wholly Owned Subsidiary" of any Person shall mean a Subsidiary of such Person, all of the Capital Stock (other than directors' qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

Events of Default

        The following will be "Events of Default" under the Indenture:

          (1)   default in the payment of any interest on any Note when it becomes due and payable and continuance of such default for a period of 30 days;

          (2)   default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

          (3)   default in the performance, or breach, of any covenant or warranty of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (1) or (2) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

          (4)   (a) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or AMC aggregating $5 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (b) Indebtedness of the Company or AMC aggregating $5 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

          (5)   any holder of any Indebtedness in excess of $5 million in the aggregate of the Company or AMC shall notify the Trustee of the intended sale or disposition of any assets of the Company or AMC that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such asset of the Company or AMC pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of the Company or AMC or in accordance with applicable law;

          (6)   one or more final judgments or orders shall be rendered against the Company or AMC for the payment of money, either individually or in an aggregate amount, in excess of $5 million and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect; and

          (7)   the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or AMC.

        If an Event of Default (other than an Event of Default specified in clause (7) above) shall occur and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of all Notes due and payable; PROVIDED, HOWEVER, that so long as the Credit Facility shall be in full force and effect, if an Event of Default shall occur and be continuing (other than an Event of Default specified in clause (7)), any such acceleration shall not become effective until the earlier of

          (a)   five Business Days following a delivery of a notice of such acceleration to the agent under the Credit Facility and

          (b)   the acceleration of any amounts under the Credit Facility.

        If an Event of Default specified in clause (7) above occurs and is continuing, then the principal of all the Notes shall become due and payable without any declaration or other act on the part of the Trustee or any Holder. After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

          (1)   the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay

            (A)  all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances to the Trustee, its agents and counsel,

            (B)  all overdue interest on all Notes,

            (C)  the principal of and premium, if any, on any Notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes and

            (D)  to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes, and

          (2)   all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived.

        The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the Holders of Notes before proceeding to exercise any right or power under the Indenture at the request of such Holders. The Indenture provides that the Holders of a majority in aggregate principal amount of the Notes then Outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

        During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Trust Indenture Act of 1939 contains limitations on the rights of the Trustee, should it be a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

        The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

Defeasance and Covenant Defeasance of the Indenture

        The Company may, at its option, and at any time, elect to have the obligations of the Company discharged with respect to all Outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the

Outstanding Notes and to have satisfied its other obligations under the Indenture, except for the following which shall survive until otherwise terminated or discharged:

          (1)   the rights of Holders of Outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due,

          (2)   the Company's obligations with respect to the Notes relating to the issuance of temporary Notes, the registration, transfer and exchange of Notes, the replacement of mutilated, destroyed, lost or stolen Notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture,

          (3)   its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee and

          (4)   the defeasance provisions of the Indenture.

        In addition the Company may, at its option and at any time, elect to be released from its obligations with respect to certain of its restrictive covenants under the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute Events of Default with respect to the Notes.

        In order to exercise either defeasance or covenant defeasance:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, certain U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest on the Outstanding Notes on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest,

          (2)   in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling or

            (b)   since the date of this Prospectus, there has been a change in the applicable United States Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Outstanding Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

          (3)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such covenant defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

          (4)   the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 and

          (5)   the Company must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

Modification and Waiver

        Modifications and amendments of the Indenture may be entered into by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby:

          (1)   change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date),

          (2)   reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price,

          (3)   reduce the percentage in principal amount of Outstanding Notes, the consent of whose Holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults,

          (4)   modify any of the provisions relating to supplemental indentures requiring the consent of Holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of Outstanding Notes the consent of whose Holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Note affected thereby or

          (5)   modify any of the provisions of the Indenture relating to the subordination of the Notes in a manner adverse to any Holder.

        The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance with certain restrictive covenants and provisions of the Indenture.

        Without the consent of any holder of the Notes, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Notes, to make any change to the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness under such provisions or to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

Book-Entry System

        Except as set forth in the following paragraph, the Notes were initially represented by one or more global Notes (each a "Global Note"). The Global Note was deposited with or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Investors may hold their beneficial interests in the Global Note directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC.

        Notes that are issued as described below under "—Certificated Notes" will be issued in definitive form. Upon the transfer of a Note in definitive form, such Note will, unless the Global Note has previously been exchanged for Notes in definitive form, be exchanged for an interest in the Global Note representing the principal amount of Notes being transferred.

        Upon the issuance of a Global Security, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such Global Security purchased by such persons in this offering. Such accounts shall initially be designated by the initial purchasers with respect to notes placed by the initial purchasers for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Any person acquiring an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Euroclear or Cedel. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        Payment of principal, premium, if any, and interest on Notes represented by any such Global Note will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee or any agent of the Company will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a Global Note representing any Notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

        The Company expects that upon receipt of any payment of principal of, premium, if any, or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Note, as shown on the records of DTC. The Company expects that payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        So long as DTC or its nominee is the registered owner or holder of such Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for the purposes of receiving payment on the Notes, receiving notices and for all other purposes under the Indenture and the Notes. Beneficial interests in the Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered the holders of such Global Note for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action that a holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        The Company understands that DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account with DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or any agent of the Company will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certificated Notes

        Notes represented by a Global Note are exchangeable for certificated Notes only if (i) DTC notifies the Company that it is unwilling or unable to continue as a depository for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such Global Note shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Notes represented by such Global Note. Any Global Note that is exchangeable for certificated Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Notes in authorized denominations and registered in such names as DTC or its nominee holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or its nominee. In the event that a Global Note becomes exchangeable for certificated Notes, (i) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, premium, if any, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registrable, at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Concerning the Trustee

        HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) is the Trustee, as successor trustee under the Indenture.

        HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) is also the trustee under the indentures relating to the 2012 Notes, the 2014 Notes, the Senior Notes and the 12% Senior Discount Notes issued by Marquee Holdings, Inc.

Governing Law

        The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF 2012 NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the words "we," "us," "our," the "issuer," "AMC Entertainment," "AMCE" or the "Company" refer only to AMC Entertainment Inc. and not to any of its subsidiaries. When we refer to the term "notes" in this section, we are referring to only the 9 7/8% Senior Subordinated Notes due 2012 or the "2012 Notes." When we refer to "holders," we are referring to those persons who are registered holders of the notes on the books of the registrar appointed under the indenture.

        The initial notes were issued under the indenture dated as of January 16, 2002 between us and HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA), as trustee (the "Original Indenture"), as supplemented by the First Supplemental Indenture dated December 23, 2004, between the Company, the Trustee, and each of our subsidiaries that guarantees our other indebtedness (the "First Supplemental Indenture" and, together with the Original Indenture, the "Indenture"). As of December 23, 2004, the guarantors of the notes included AMC Card Processing Services, Inc., AMC Entertainment International, Inc., AMC-GCT, Inc., AMC Realty, Inc., American Multi-Cinema of Florida, Inc., American Multi-Cinema, Inc., Centertainment, Inc., Club Cinema of Mazza, Inc., GCT Pacific Beverage Services, Inc., National Cinema Network, Inc., Premium Cinema of Yorktown, Inc., Premium Theater of Framingham, Inc. and Premium Theatre of Mayfair, Inc. The notes rank pari passu with our 2011 Notes and 2014 Notes.

        We urge you to read the Indenture because it, and not this description, defines your rights as a holder of these notes. A copy of the Indenture is available upon request to us at the address indicated under "Where You Can Find More Information About Us."

Principal, Maturity and Interest

        The notes will mature on February 1, 2012. There are $175 million of initial notes issued under the Indenture and, subject to compliance with the limitations described under "—Certain Covenants—Limitation on Consolidated Indebtedness," we can issue an unlimited amount of additional notes in the future as part of the same series or as an additional series. Any additional notes that we issue in the future will be identical in all respects to the notes except that notes issued in the future will have different issuance prices and issuance dates. We will issue notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

        Interest on the notes accrues at a rate of 9 7/8% per annum and is payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2002. We will pay interest to those persons who were holders of record of the notes (or any predecessor initial note) at the close of business on January 15 or July 15 next preceding the interest payment date.

        Interest on the notes accrues from the date of original issuance of the initial notes or, if interest has already been paid on the initial notes, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

        The notes are:

  •
  senior subordinated, unsecured obligations of ours; and

  •
  junior in ranking in right of payment with the Senior Notes and any of our existing and future Senior Indebtedness;

  •
  equal in ranking in right of payment with the Company's 2011 Notes, 2014 Notes and all of our existing and future senior subordinated Indebtedness.

  •
  effectively subordinated to any secured indebtedness of the Company, including the Credit Facility, as to assets securing such Indebtedness.

        The subsidiary guarantees are:

  •
  junior in ranking in right of payment with the Guarantees of the Senior Notes and any existing and future Senior Indebtedness of the Guarantors, without giving effect to collateral agreements;

  •
  equal in ranking in right with any existing and future subordinated indebtedness of the Guarantors, without giving effect to collateral agreements.

  •
  are effectively subordinated to any secured Indebtedness of the Guarantors, including Guarantors of Indebtedness under the Credit Facility, as to the assets securing such Indebtedness.

        In addition, all of the Company's operations are conducted through its Subsidiaries. Therefore, the Company's ability to service its Indebtedness, including the notes, is dependent upon the earnings of its Subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to the Company. Certain laws restrict the ability of the Company's Subsidiaries to pay dividends and make loans and advances to the Company. If these restrictions apply to Subsidiaries that are not Guarantors, then the Company would not be able to use the earnings of these Subsidiaries to make payments on the notes. In addition, the Company only has a stockholder's claim on the assets of its Subsidiaries. This stockholder's claim is junior to the claims that creditors and holders of Preferred Stock of the Company's Subsidiaries have against those Subsidiaries.

        As of December 30, 2004, the Company and the Guarantors had:

  •
  $499.1 million of outstanding Senior Indebtedness, none of which would have been secured Indebtedness, consisting of the Senior Notes, the Credit Facility (including $12.8 million of outstanding letters of credit) and capital and financing lease obligations (and the Company would have been able to borrow an additional $162.2 million under the Credit Facility, which would have constituted senior secured Indebtedness of the Company Guaranteed by the Guarantors); and

  •
  $709.2 million of outstanding senior subordinated Indebtedness, consisting of the notes, the 2011 Notes, the 2014 Notes and the Guarantees of these notes, the 2011 Notes and the 2014 Notes.

        Not all of our Subsidiaries Guarantee the notes. The notes are guaranteed by each of our Subsidiaries that guarantees our other Indebtedness. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and trade creditors before they will be able to distribute any of their assets to us. The notes are effectively subordinated in right of payment to existing and future liabilities of our non-guarantor Subsidiaries. On a pro forma basis after giving effect to the Merger and related transactions, our non-guarantor Subsidiaries would have accounted for $114.0 million, or 6.4%, of our total revenues for the year ended April 1, 2004, and $130.4 million, or 8.6%, of our total assets, and $43.1 million, or less than 4%, of our total liabilities, in each case, as of April 1, 2004.

        As of December 30, 2004, the Company's non-guarantor Subsidiaries had $94.2 million of total Indebtedness (including trade payables), all of which was structurally senior to the notes.

Subordination

        The payment of all Obligations in respect of the notes are subordinated, as set forth in the Indenture, in right of payment to the prior payment in full in cash or Cash Equivalents of all of our Senior Indebtedness.

        In the event of any:

  •
  insolvency of or bankruptcy case or proceeding relating to us;

  •
  any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to us or to our assets;

  •
  any liquidation, dissolution or other winding-up of our business, whether voluntary or involuntary; or

  •
  any assignment for the benefit of creditors or other marshalling of our assets or liabilities;

the holders of Senior Indebtedness will first be entitled to receive payment in full in cash or Cash Equivalents of all Senior Indebtedness, or provision shall be made for such payment in full in cash or Cash Equivalents to the satisfaction of the holders of Senior Indebtedness, before the holders will be entitled to receive any payment or distribution of any kind or character from any source (other than any payment or distribution in the form of our equity securities or subordinated securities or of any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated as provided in the Indenture) (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities") on account of all Obligations in respect of the notes or on account of the purchase, deposit for defeasance or redemption or other acquisition of notes.

        No payment (other than any payments made pursuant to the provisions described under "—Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any of our assets of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities), may be made by us on account of any Obligation in respect of the notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of notes upon the occurrence of any default in payment (whether at stated maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest in respect of any Senior Indebtedness beyond any applicable grace periods (a "Payment Default") until such Payment Default shall have been cured or waived or have ceased to exist or such Senior Indebtedness shall have been discharged or paid in full in cash or Cash Equivalents.

        No payment (other than any payments made pursuant to the provisions described under "—Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any of our assets of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities), may be made by us on account of any Obligation in respect of the notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of notes for the period specified below ("Payment Blockage Period") upon the occurrence of any default with respect to any Designated Senior Indebtedness not covered by the immediately preceding paragraph pursuant to which the maturity thereof may be accelerated (a "Non-payment Default") and receipt by the Trustee of written notice thereof from the representatives of the holders of any Designated Senior Indebtedness.

        The Payment Blockage Period will commence upon the date of receipt by the Trustee of written notice from such representative and shall end on the earliest of:

          (1)   179 days thereafter (provided any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated, in which case the provisions of the second preceding paragraph shall apply);

          (2)   the date on which such Non-payment Default is cured, waived or ceases to exist;

          (3)   such Designated Senior Indebtedness has been discharged or paid in full in cash or Cash Equivalents; or

          (4)   such Payment Blockage Period shall have been terminated by written notice to the Trustee from the representative initiating such Payment Blockage Period;

after which we will resume making any and all required payments in respect of the notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a subsequent Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days.

        In the event that, notwithstanding the foregoing, the Trustee or any holder of the notes shall have received any payment prohibited by the foregoing, then such payment shall be paid over to the representatives of such Designated Senior Indebtedness initiating the Payment Blockage Period, to be held in trust for distribution to the holders of Senior Indebtedness or, to the extent amounts are not then due in respect of Senior Indebtedness, prompt return to us, or otherwise as a court of competent jurisdiction shall direct.

        Our failure to make any required payment in respect of the notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default and, thereafter, holders will have the right to require repayment of the notes in full. See "—Events of Default."

        By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of our business, our creditors who are holders of Senior Indebtedness may recover more, ratably, than the holders of the notes, and assets which would otherwise be available to pay obligations in respect of the notes will be available only after all Senior Indebtedness has been paid in full in cash or Cash Equivalents, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes.

        "Senior Indebtedness" means:

          (1)   all of our Obligations, now or hereafter existing, under or in respect of the Credit Facility; and

          (2)   the principal of, premium, if any, and interest on all other of our Indebtedness (other than the notes, the Senior Notes, the 2011 Notes and the 2014 Notes), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the notes.

        Notwithstanding the foregoing, "Senior Indebtedness" shall not include:

          (1)   Indebtedness evidenced by the notes;

          (2)   our Indebtedness that is expressly subordinated in right of payment to any of our Senior Indebtedness, the notes or the Indebtedness evidenced by the 2011 Notes and the 2014 Notes;

          (3)   our Indebtedness that by operation of law is subordinate to any of our general unsecured obligations;

          (4)   our Indebtedness to the extent incurred in violation of any covenant of the Indenture;

          (5)   any liability for federal, state or local taxes or other taxes, owed or owing by us;

          (6)   trade account payables owed or owing by us;

          (7)   amounts owed by us for compensation to employees or for services rendered to us;

          (8)   our Indebtedness to any Subsidiary or any other of our Affiliates; and

          (9)   Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code is without recourse to us or any Subsidiary.

        "Designated Senior Indebtedness" means:

          (1)   all Senior Indebtedness under the Credit Facility; and

          (2)   any other Senior Indebtedness:

            (a)   which at the time of determination exceeds $30 million in aggregate principal amount;

            (b)   which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by us; and

            (c)   as to which the Trustee has been given written notice of such designation.

Subsidiary Guarantees

        The Guarantors, jointly and severally, fully and unconditionally guarantee on a senior subordinated unsecured basis the Company's obligations under the notes and all obligations under the Indenture. Such Guarantors agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders of notes in enforcing any rights under the Subsidiary Guarantees. The obligations of each Guarantor under its Subsidiary Guarantee rank junior in right of payment with other senior Indebtedness of such Guarantor and rank equally in right of payment with other senior subordinated unsecured Indebtedness of such Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under such Subsidiary Guarantee.

        Although the Indenture limits the amount of Indebtedness that Subsidiaries may Incur, such Indebtedness may be substantial and all of it may be Indebtedness of Guarantors.

        The Indenture governing the notes provides that the obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        In the event a Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Guarantor is the surviving corporation in such a transaction involving a Person that is not the Company or a Subsidiary of the Company, such Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantees and the Registration Rights Agreement if:

        (1)   no Default or Event of Default will have occurred or will be continuing or would occur as a consequence of a release of the obligations of such Guarantor;

        (2)   all the obligations of such Guarantor under any Credit Facility and related documentation and any other obligations of such Guarantor relating to any other Indebtedness of the Company or its Subsidiaries terminate upon consummation of such transaction; and

        (3)   the notes are legally defeased, satisfaction of the conditions relating to legal defeasance in accordance with the Indenture.

        In addition, a Guarantor will be released from its obligations under the Indenture, its applicable Subsidiary Guarantee and the Registration Rights Agreement if (1) the Guarantor is released from all the obligations of such Guarantor under any Credit Facility and related documentation and any other obligations of such Guarantor relating to any other Indebtedness of the Company or its Subsidiaries or (2) the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other provisions of the Indenture.

Sinking Fund

        The notes are not be entitled to the benefit of any sinking fund.

Optional Redemption

        The notes will not be redeemable at our option prior to February 1, 2007. Starting on that date, we may redeem all or any portion of the notes, at once or over time, after giving the required notice under the Indenture. The notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on February 1 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2007	104.938%
2008	103.292%
2009	101.646%
2010 and thereafter	100.000%

        If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee not more than 60 days prior to the redemption date by such method as the Trustee shall deem fair and appropriate; provided, however, that notes will not be redeemed in amount less than the minimum authorized denomination of $1,000. Notice of redemption shall be mailed by first class mail not less than 30 nor more than 60 days prior to the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to this note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption.

Certain Covenants

        Limitation on Consolidated Indebtedness.    We shall not, and shall not permit any of our Subsidiaries to, Incur any Indebtedness (excluding Permitted Indebtedness) unless after giving effect to such event on a pro forma basis, our Consolidated EBITDA Ratio for the four full fiscal quarters immediately preceding such event, taken as one period calculated on the assumption that such Indebtedness had been incurred on the first day of such four quarter period, is greater than or equal to 2.0:1.

        Limitation on Restricted Payments.    We shall not directly or indirectly:

          (1)   declare or pay any dividend on, or make any distribution in respect of, any shares of our Capital Stock or any of our Subsidiaries' Capital Stock (excluding dividends or distributions payable in shares of our Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in shares of such Redeemable Capital Stock)) held by any Person other than us or any of our Wholly Owned Subsidiaries; or

          (2)   purchase, redeem or acquire or retire for value any of our Capital Stock or any of our Affiliates (other than any of our Wholly Owned Subsidiaries) or any options, warrants or other rights to acquire such Capital Stock;

(such payments or any other actions described in (1) and (2) above are collectively referred to as "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution):

          (a)   no Default or Event of Default shall have occurred and be continuing;

          (b)   we could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "Limitation on Consolidated Indebtedness;" and

          (c)   the aggregate amount of all Restricted Payments declared or made after January 27, 1999 (including the proposed Restricted Payment) does not exceed the sum of:

              (i)  (x) Consolidated EBITDA for the Restricted Payments Computation Period, minus (y) 2.0 times Consolidated Interest Expense for the Restricted Payments Computation Period (which commenced on January 27, 1999);

             (ii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10 million such Fair Market Value shall be confirmed by an independent appraisal obtained by us), received after January 27, 1999 by us from the issuance or sale (other than to any of our Subsidiaries) of shares of our Capital Stock (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock;

            (iii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10 million such Fair Market Value shall be confirmed by an independent appraisal obtained by us), received after January 27, 1999 by us from debt securities that have been converted into or exchanged for our Capital Stock (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for such net proceeds plus the aggregate cash received by us at the time of such conversion; and

            (iv)  $100 million.

        Notwithstanding the foregoing limitation, we may:

          (1)   pay dividends on our Capital Stock within sixty days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the foregoing limitation; or

          (2)   acquire, redeem or retire Capital Stock in exchange for, or in connection with a substantially concurrent issuance of, our Capital Stock (other than Redeemable Capital Stock).

        Limitation on Transactions with Affiliates.    We shall not, and shall not permit any of our Subsidiaries to, directly or indirectly enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any of our Affiliates (other than one of our Wholly Owned Subsidiaries) involving aggregate consideration in excess of $5 million, unless:

          (1)   such transaction or series of transactions is on terms that are no less favorable to us or such Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable transaction in an arm's-length dealing with an unaffiliated third party;

          (2)   such transaction or series of transactions is in our best interests; and

          (3)   with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $50 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (1) and (2) above, as evidenced by a Board Resolution.

        Notwithstanding the foregoing limitation, we and our Subsidiaries may enter into or suffer to exist the following:

          (1)   any transaction pursuant to any contract in existence on the Closing Date;

          (2)   any Restricted Payment permitted to be made pursuant to the provisions of "Limitation on Restricted Payments" above;

          (3)   any transaction or series of transactions between us and one or more of our Subsidiaries or between two or more of our Subsidiaries (provided that no more than 5% of the equity interest in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of an equity interest in the Company), by any of our Affiliates other than a Subsidiary); and

          (4)   the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of ours or any of our Subsidiaries.

        Limitation on Senior Subordinated Indebtedness.    We will not Incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to the notes.

Merger and Sale of Substantially All Assets

        We shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than any Wholly Owned Subsidiary) or sell, assign, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any Person (other than any Wholly Owned Subsidiary) or group of affiliated Persons unless at the time and after giving effect thereto:

          (1)   either:

            (a)   we shall be the continuing corporation; or

            (b)   the Person (if other than us) formed by such consolidation or into which we are merged or the Person which acquires by conveyance, transfer, lease or disposition our properties and assets substantially as an entirety (the "Surviving Entity") shall be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume all of our Obligations under the notes and the Indenture;

          (2)   immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing; and

          (3)   immediately before and immediately after giving effect to such transaction on a pro forma basis, except in the case of the consolidation or merger of any Subsidiary with or into us, we (or the Surviving Entity if we are not the continuing corporation) could incur $1.00 of additional

  Indebtedness (other than Permitted Indebtedness) under the provisions of "—Certain Covenants—Limitation on Consolidated Indebtedness."

        In connection with any consolidation, merger, transfer or lease contemplated hereby, we shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with.

        Upon any consolidation or merger or any transfer of all or substantially all of our assets in accordance with the foregoing, the successor corporation formed by such a consolidation or into which we are merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise all of our rights and powers under the notes and the Indenture, with the same effect as if such successor corporation had been named as us therein. In the event of any transaction (other than a lease) described and listed in the immediately preceding paragraphs in which we are not the continuing corporation, the successor Person formed or remaining shall succeed to, be substituted for and may exercise all of our rights and powers, and we shall be discharged from all obligations and covenants under the notes and the Indenture.

Change of Control

        Upon the occurrence of a Change of Control, we will be required to make an offer (a "Change of Control Offer") to purchase all outstanding notes at a purchase price (the "Change of Control Purchase Price") equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following the date upon which the Change of Control occurred, we must send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

        The Change of Control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of us and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the our knowledge of any specific effort to accumulate our stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between us and the initial purchasers. We are not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future.

        The Credit Facility provides that certain change of control events with respect to us would constitute a default thereunder. In such circumstances, the subordination provisions in the Indenture could restrict payments to the holders of the notes. Moreover, the exercise by holders of notes of their right to require us to repurchase such notes could cause a default under our existing or future debt, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of the notes in connection with a Change of Control may be limited to our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Our failure to purchase notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under our existing debt, and may constitute a default under future debt as well. Our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See "—Modification and Waiver."

        The provisions of the Indenture would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders.

        If an offer is made to repurchase the notes pursuant to a Change of Control Offer, we will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used in this section for which no definition is provided.

        "Acquired Indebtedness" of any particular Person shall mean Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or assumed by such particular Person in connection with the acquisition of assets from any other Person, and not incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition.

        "Affiliate" shall mean, with respect to any specified Person:

          (1)   any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

          (2)   any other Person that owns, directly or indirectly, 10% or more of such Person's Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

        For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Apollo" mean (i) Apollo Management IV, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo IV Holders; (ii) Apollo Management V, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo V Holders; and (iii) their Affiliates.

        "Apollo Group" means (i) Apollo; (ii) the Apollo Holders; (iii) any Affiliate of Apollo (including the Apollo Holders); and (iv) any Person with whom Apollo or any Apollo Holder may be deemed as part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

        "Apollo Holders" means (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV)", and Apollo Overseas Partners IV, L.P., a Cayman Islands exempted limited partnership ("AOP IV" (collectively with AIF IV, referred to as the "Apollo IV Holders")) and any other partnership or entity affiliated with and managed by Apollo to which either AIF IV or AOP IV assigns any of their respective interests in or to the Preferred Stock; and (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership ("AIF V") and Apollo Overseas Partners V, L.P., a Cayman Islands exempted limited partnership ("AOP V") (collectively with AIF V, referred to as the "Apollo V Holders")) and any other partnership or entity affiliated with and managed by Apollo to which either AIF V or AOP V assigns any of their respective interests in or to the Preferred Stock.

        "Board of Directors" shall mean our Board of Directors or any committee of such Board of Directors duly authorized to act under the Indenture.

        "Board Resolution" shall mean a copy of a resolution, certified by our Secretary to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Business Day" shall mean any day other than a Saturday or Sunday or other day on which banks in New York, New York, Kansas City, Missouri, or the city in which the Trustee's office is located are authorized or required to be closed, or, if no note is outstanding, the city in which the principal corporate trust office of the Trustee is located.

        "Capital Lease Obligation" of any Person shall mean any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease or financing lease of a real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation (together with Indebtedness in the form of operating leases entered into by us or our Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect).

        "Capital Stock" of any Person shall mean any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock, including preferred stock, any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock, whether now outstanding or issued after the date of the Indenture.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality;

          (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better;

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper having one of the two highest rating categories obtainable from Moody's or S&P in each case maturing within six months after the date of acquisition;

          (6)   readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from Moody's or S&P; and

          (7)   investments in money market funds which invest at least 95% of their assets in securities of the types described in clauses (1) through (6) of this definition.

        "Change of Control" shall mean the occurrence of, after the date of the Indenture, either of the following events:

          (1)   any Person (other than a Permitted Holder) or any Persons (other than any Permitted Holders) acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "Group"), together with any Affiliates thereof (other than any Permitted Holders) shall beneficially own (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of our Capital Stock entitled to vote generally in the election of directors (the determination of aggregate voting power to recognize that our Class B Stock currently has ten votes per share and our common stock currently has one vote per share); or

          (2)   any Person (other than a Permitted Holder) or Group (other than any Permitted Holders) together with any Affiliates thereof (other than any Permitted Holders) shall succeed in having a sufficient number of its nominees who are not management nominees elected to our Board of Directors such that such nominees when added to any existing director remaining on our Board of Directors after such election who is an Affiliate (other than any Permitted Holder) of such Group, will constitute a majority of our Board of Directors.

        "Closing Date" shall mean the date on which the notes are originally issued under the Indenture.

        "Consolidated EBITDA" shall mean, with respect to any Person for any period, the Consolidated Net Income (Loss) of such Person for such period increased (to the extent deducted in determining Consolidated Net Income (Loss)) by the sum of:

          (1)   all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses);

          (2)   Consolidated Interest Expense of such Person and its Subsidiaries for such period;

          (3)   depreciation expense of such Person and its Subsidiaries for such period;

          (4)   amortization expense of such Person and its Subsidiaries for such period including amortization of capitalized debt issuance costs; and

          (5)   any other non-cash charges of such Person and its Subsidiaries for such period (including non-cash expenses recognized in accordance with Financial Accounting Standard Number 106), all determined on a consolidated basis in accordance with GAAP;

provided, however, that, for purposes of this definition, all transactions involving the acquisition of any Person or motion picture theatre by another Person shall be accounted for on a "pooling of interests" basis and not as a purchase; provided, further, that, solely with respect to calculations of the Consolidated EBITDA Ratio:

          (1)   Consolidated EBITDA shall include the effects of incremental contributions we reasonably believe in good faith could have been achieved during the relevant period as a result of a Theatre Completion had such Theatre Completion occurred as of the beginning of the relevant period; provided, however, that such incremental contributions were identified and quantified in good faith in an Officers' Certificate delivered to the Trustee at the time of any calculation of the Consolidated EBITDA Ratio;

          (2)   Consolidated EBITDA shall be calculated on a pro forma basis after giving effect to any motion picture theatre or screen that was permanently or indefinitely closed for business at any time on or subsequent to the first day of such period as if such theatre or screen was closed for the entire period; and

          (3)   All preopening expense and theatre closure expense which reduced /(increased) Consolidated Net Income (Loss) during any applicable period shall be added to Consolidated EBITDA.

        "Consolidated EBITDA Ratio" of any Person shall mean, for any period, the ratio of Consolidated EBITDA to Consolidated Interest Expense for such period (other than any non-cash Consolidated Interest Expense attributable to any amortization or write-off of deferred financing costs); provided that, in making such computation:

          (1)   the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period; and

          (2)   with respect to any Indebtedness which bears, at the option of such Person, a fixed or floating rate of interest, such Person shall apply, at its option, either the fixed or floating rate.

        "Consolidated Interest Expense" of any Person shall mean, without duplication, for any period, as applied to any Person:

          (1)   the sum of:

            (a)   the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation:

                (i)  amortization of debt discount;

               (ii)  the net cost under Interest Rate Protection Agreements (including amortization of discounts);

              (iii)  the interest portion of any deferred payment obligation; and

              (iv)  accrued interest; plus

            (b)   the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period, minus

          (2)   the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

        "Consolidated Net Income (Loss)" of any Person shall mean, for any period, the consolidated net income (or loss) of such Person and its consolidated Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (loss), by excluding all extraordinary gains or losses (net of reasonable fees and expenses relating to the transaction giving rise thereto) of such Person and its Subsidiaries.

        "Construction Indebtedness" shall mean Indebtedness incurred by us or our Subsidiaries in connection with the construction of motion picture theatres or screens.

        "Credit Facility" shall mean that certain Amended and Restated Credit Agreement, dated as of April 10, 1997, among us, The Bank of Nova Scotia, as administrative agent, Bank of America National Trust and Savings Association, as document agent, and the various other financial institutions thereto, as the same may be amended from time to time, together with any extensions, revisions, refinancings or replacements thereof by a lender or syndicate of lenders.

        "Currency Hedging Obligations" shall mean the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

        "Debt Rating" shall mean the rating assigned to the notes by Moody's or S&P, as the case may be.

        "Default" means any event which is, or after notice or the passage of time or both, would be, an Event of Default.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Fair Market Value" shall mean, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

        "Generally Accepted Accounting Principles" or "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied.

        "GC Companies Acquisition Date" shall mean the date, if any, on which we complete the acquisition of GC Companies and certain of its subsidiaries.

        "Guarantee" shall mean, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

          (2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guaranteed Indebtedness" of any Person shall mean, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise.

        "Guarantor" shall mean each Subsidiary of the Company that provides a Subsidiary Guarantee on the date of the Indenture and any other Subsidiary of the Company that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary shall cease to be a Guarantor.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation (including, without limitation, preferred stock, temporary equity, mezzanine equity or similar classification) of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that any Indebtedness or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with "—Certain Covenants—Limitation on Consolidated Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at stated maturity.

        "Indebtedness" shall mean, with respect to any Person, without duplication:

          (1)   all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities Incurred in the ordinary course of business, but including, without limitation, all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding;

          (2)   all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

          (3)   all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

          (4)   every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or a Subsidiary of such Person of the Capital Stock or substantially all of the assets of another Person or in consideration for the merger or consolidation with respect to which such Person or a Subsidiary of such Person was a party;

          (5)   all indebtedness referred to in clauses (1) through (4) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness;

          (6)   all Guaranteed Indebtedness of such Person;

          (7)   all obligations under Interest Rate Protection Agreements of such Person;

          (8)   all Currency Hedging Obligations of such Person;

          (9)   all Capital Lease Obligations of such Person; and

          (10) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (9) above.

        "Interest Rate Protection Agreement" shall mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect us or any of our Subsidiaries against fluctuations in interest rates.

        "Issue Date" means the date on which the notes are initially issued.

        "Lien" shall mean any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

        "Maturity" means, with respect to any note, the date on which the principal of such note becomes due and payable as provided in such note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

        "Moody's" shall mean Moody's Investor Service, Inc. or any successor to the rating agency business thereof.

        "Non-Recourse Indebtedness" shall mean Indebtedness as to which:

          (1)   none of us or any of our Subsidiaries:

            (a)   provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness); or

            (b)   is directly or indirectly liable; and

          (2)   no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of us or our Subsidiaries (other than Non-recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

        "Obligations" means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to us whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

        "Officer" shall mean each of our Chairman of the Board, any Co-Chairman of the Board, President, the Chief Executive Officer, any Executive Vice President, any Senior Vice President and the Chief Financial Officer.

        "Officers' Certificate" shall mean a certificate signed by two Officers.

        "Opinion of Counsel" shall mean a written opinion of counsel to us or any other Person reasonably satisfactory to the Trustee.

        "Permitted Holder" means:

          (1)   Mr. Stanley H. Durwood's surviving spouse and any of his lineal descendants and their respective spouses (collectively, the "Durwood Family") and any Affiliate of any member of the Durwood Family;

          (2)   Mr. Stanley H. Durwood's estate, or any trust established by Mr. Stanley H. Durwood, during any period of administration prior to the distribution of assets to beneficiaries who are Persons described in clause (3) below;

          (3)   any trust which is established solely for the benefit of one or more members of the Durwood Family (whether or not any member of the Durwood Family is a trustee of such trust) or solely for the benefit of one or more charitable organizations or solely for the benefit of a combination of members of the Durwood Family and one or more charitable organizations;

          (4)   any member of the Apollo Group; and

          (5)   any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic reinvestment plan or any substantially similar plan of ours or any Subsidiary or any Person holding securities of ours for or pursuant to the terms of any such employee benefit plan; provided that if any lender or other Person shall foreclose on or otherwise realize upon or exercise any remedy with respect to any security interest in or Lien on any securities of ours held by any Person listed in this clause (5), then such securities shall no longer be deemed to be held by a Permitted Holder.

        "Permitted Indebtedness" shall mean the following:

          (1)   our Indebtedness under the notes;

          (2)   our Indebtedness under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $425 million;

          (3)   our Indebtedness or any Indebtedness of our Subsidiaries outstanding on the Closing Date;

          (4)   our Indebtedness or any Indebtedness of our Subsidiaries consisting of Permitted Interest Rate Protection Agreements;

          (5)   our Indebtedness or any Indebtedness of our Subsidiaries to any one or the other of them;

          (6)   Indebtedness incurred to renew, extend, refinance or refund (each, a "refinancing") any Indebtedness outstanding on the Closing Date in an aggregate principal amount not to exceed the principal amount of the Indebtedness so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced or the amount of any premium reasonably determined by us as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus our expenses incurred in connection with such refinancing;

          (7)   Indebtedness of any of our Subsidiaries incurred in connection with the Guarantee of our Indebtedness;

          (8)   Indebtedness relating to Currency Hedging Obligations entered into solely to protect us or any of our Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations;

          (9)   Capital Lease Obligations of us or any of our Subsidiaries;

          (10) our Indebtedness or any Indebtedness of any of our Subsidiaries in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations;

          (11) Indebtedness represented by property, liability and workers' compensation insurance (which may be in the form of letters of credit);

          (12) Acquired Indebtedness; provided that such Indebtedness, if incurred by us, would be in compliance with "Limitation on Consolidated Indebtedness;"

          (13) our Indebtedness or the Indebtedness of any of our Subsidiaries to an Unrestricted Subsidiary for money borrowed; provided that such Indebtedness is subordinated in right of payment to the notes and the Weighted Average Life of such Indebtedness is greater than the Weighted Average Life of the notes;

          (14) Construction Indebtedness in an aggregate principal amount that does not exceed $100 million at any time outstanding; and

          (15) Indebtedness not otherwise permitted to be incurred pursuant to clauses (1) through (14) above which, together with any other Indebtedness pursuant to this clause (15), has an aggregate principal amount that does not exceed $100 million at any time outstanding.

        "Permitted Interest Rate Protection Agreements" shall mean, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Permitted Indebtedness and that have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

        "Permitted Junior Securities" shall mean our equity securities or subordinated securities or any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated as provided in the Indenture.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock" means, collectively, our Series A Convertible Preferred Stock and Series B Exchangeable Preferred Stock.

        "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

        "Redeemable Capital Stock" shall mean any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the notes or is mandatorily redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (except for any such Capital Stock that would be required to be redeemed or is redeemable at the option of the holder if the issuer thereof may redeem such Capital Stock for consideration consisting solely of Capital Stock that is not Redeemable Capital Stock), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

        "Restricted Payments" shall have the meaning set forth in the "Limitation on Restricted Payments" covenant.

        "Restricted Payments Computation Period" shall mean the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after January 27, 1999 to the last day of our fiscal quarter preceding the date of the applicable proposed Restricted Payment.

        "S&P" shall mean Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

        "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of ours within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

        "Special Interest" means the additional interest, if any, to be paid on the notes as described under "Exchange Offer; Registration Rights."

        "Stated Maturity," when used with respect to any note or any installment of interest thereof, means the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable.

        "Subsidiary" of any person shall mean:

          (1)   any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person; and

          (2)   any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest, and, except as otherwise indicated herein, references to Subsidiaries shall refer to our Subsidiaries.

        Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed our Subsidiary other than for purposes of the definition of "Unrestricted Subsidiary" unless we shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

        "Surviving Entity" shall have the meaning set forth under "Merger and Sale of Substantially All Assets."

        "Theatre Completion" shall mean any motion picture theatre or screen which was first opened for business by us or a Subsidiary during any applicable period.

        "Unrestricted Subsidiary" shall mean a Subsidiary of ours designated in writing to the Trustee:

          (1)   whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness;

          (2)   that has no Indebtedness other than Non-Recourse Indebtedness; and

          (3)   that has no Subsidiaries.

        "Weighted Average Life" shall mean, as of any date, with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of the number of years from such date to the dates of each successive scheduled principal payment (including any sinking fund payment requirements) of such debt security multiplied by the amount of such principal payment, by (2) the sum of all such principal payments.

        "Wholly Owned Subsidiary" of any Person shall mean a Subsidiary of such Person, all of the Capital Stock (other than directors' qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

SEC Reports

        Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we shall file with the Securities and Exchange Commission and provide the Trustee and holders of notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that we shall not be so obligated to file such information, documents and reports with the Securities and Exchange Commission if the Securities and Exchange Commission does not permit such filings.

Payments for Consent

        We will not, and will not permit any of our Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless that consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Events of Default

        The following will be "Events of Default" under the Indenture:

          (1)   default in the payment of any interest (including Special Interest) on any note when it becomes due and payable and continuance of such default for a period of 30 days;

          (2)   default in the payment of the principal of or premium, if any, on any note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

          (3)   failure to comply with the covenants described under "Merger and Sale of Substantially All Assets;"

          (4)   default in the performance, or breach, of any covenant or warranty of ours contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (1), (2) or (3) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to us by the Trustee or to us and the Trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

          (5)   (a) one or more defaults in the payment of principal of or premium, if any, on our Indebtedness, the Indebtedness of AMC or, from and after the GC Companies Acquisition Date, Indebtedness of GC Companies or any domestic Subsidiary of GC Companies that is a Significant Subsidiary of ours, aggregating $5 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (b) our Indebtedness, or from and after the GC Companies Acquisition Date, Indebtedness of GC Companies or any domestic Subsidiary of GC Companies that is a Significant Subsidiary of ours, aggregating $5 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

          (6)   any holder of any Indebtedness in excess of $5 million in the aggregate of ours shall notify the Trustee of the intended sale or disposition of any of our assets or assets of AMC that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such asset of ours pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of ours in accordance with applicable law;

          (7)   one or more final judgments or orders shall be rendered against us for the payment of money, either individually or in an aggregate amount, in excess of $5 million and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect; and

          (8)   the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us or, from and after the GC Companies Acquisition Date, Indebtedness of GC Companies or any domestic Subsidiary of GC Companies that is a Significant Subsidiary of ours.

        If an Event of Default (other than an Event of Default specified in clause (8) above) shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of all notes due and payable; provided, however, that so long as the Credit Facility shall be in full force and effect, if an Event of Default shall occur and be continuing (other than an Event of Default specified in clause (8)), any such acceleration shall not become effective until the earlier of:

          (a)   five Business Days following a delivery of a notice of such acceleration to the agent under the Credit Facility; and

          (b)   the acceleration of any amounts under the Credit Facility.

        If an Event of Default specified in clause (8) above occurs and is continuing, then the principal of all the notes shall become due and payable without any declaration or other act on the part of the Trustee or any holder of notes. After a declaration of acceleration, but before a judgement or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the outstanding notes, by written notice to us and the Trustee, may rescind and annul such declaration and its consequences if:

          (1)   we have paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay:

            (A)  all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

            (B)  all overdue interest (including Special Interest) on all notes;

            (C)  the principal of and premium, if any, on any notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes; and

            (D)  to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; and

          (2)   all Events of Default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived.

        Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because an Event of Default specified in paragraph (5) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default (1) is Indebtedness in the form of an operating lease entered into by us or our Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect, (2) has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and (3) written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by us and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

        The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the notes then Outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

        During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Trust Indenture Act of 1939 contains limitations on the rights of the Trustee, should it be a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

        We will be required to furnish to the Trustee annually a statement as to any default by us in the performance and observance of its obligations under the Indenture.

Defeasance and Covenant Defeasance of the Indenture

        We may, at our option, and at any time, elect to have our obligations discharged with respect to all outstanding notes ("defeasance"). Such defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes and to have satisfied its other obligations under the Indenture, except for the following which shall survive until otherwise terminated or discharged:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest (including Special Interest) on such notes when such payments are due;

          (2)   our obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture;

          (3)   our obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee; and

          (4)   the defeasance provisions of the Indenture.

        In addition we may, at our option and at any time, elect to be released from our obligations with respect to certain of its restrictive covenants under the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute Events of Default with respect to the notes.

        In order to exercise either defeasance or covenant defeasance:

          (1)   we must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, certain U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest (including Special Interest) on the outstanding notes on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest;

          (2)   in the case of defeasance, we shall have delivered to the Trustee an Opinion of Counsel stating that:

            (a)   we have received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the date of this prospectus, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

          (3)   in the case of covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

          (4)   we shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

          (5)   we must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which we are a party or by which we are bound.

Modification and Waiver

        Modifications and amendments of the Indenture may be entered into by us and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

          (1)   change the Stated Maturity of the principal of, or any installment of interest (including Special Interest) on, any note, or reduce the principal amount thereof or the rate of interest (including Special Interest) thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any note or any premium or the interest (including Special Interest) thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

          (2)   reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price;

          (3)   reduce the percentage in principal amount of outstanding notes, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults;

          (4)   modify any of the provisions relating to supplemental indentures requiring the consent of holders of the notes, relating to the rights of holders to receive payment of principal and interest on the notes, or to bring suit for the enforcement of such payment, on or after the respective due dates set forth in the notes, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding notes the consent of whose holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each note affected thereby; or

          (5)   modify any of the provisions of the Indenture relating to the subordination of the notes in a manner adverse to any holder of notes.

        The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance with certain restrictive covenants and provisions of the Indenture.

        Without the consent of any holder of the notes, we and the Trustee may amend the Indenture to: cure any ambiguity, omission, defect or inconsistency; provide for the assumption by a successor corporation of our obligations under the Indenture; provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code); add Guarantees with respect to the notes; secure the notes; add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us; make any change that does not adversely affect the rights of any holder of the notes; make any change to the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness under such provisions; or comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

Book-Entry System

        The notes were initially issued in the form of Global Securities held in book-entry form. The Global Securities was deposited with the Trustee as custodian for the Depository, and the Depository or its nominee will initially be the sole registered holder of the Global Securities for all purposes under the Indenture. Except as set forth below, a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

        We expect that pursuant to procedures established by the Depository, (a) upon the issuance of a Global Security in exchange for the initial notes pursuant to the exchange offer, the Depository or its nominee will credit, on its internal system, portions of the Global Security to the respective accounts of persons who have accounts with the Depository and (b) ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through records maintained by the Depository or its nominee (with respect to interests of participants (as defined below) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        Payment of principal, premium, if any, and interest on notes represented by any such Global Security will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indenture. None of us, the Trustee, any agent of ours or the initial purchasers will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a Global Security representing any notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

        We expect that upon receipt of any payment of principal of, premium, if any, or interest on any Global Security, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security, as shown on the records of the Depository. We expect that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        So long as the Depository or its nominee is the registered owner or holder of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Indenture and the notes. Beneficial interests in the notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of such Global Security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We understand that the Depository will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with the Depository interests in the Global Security are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

        Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the Trustee, any agent of ours or the initial purchasers will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        The Depository has advised us that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certificated Notes

        Notes represented by a Global Security are exchangeable for certificated notes only if (i) the Depository notifies us that it is unwilling or unable to continue as a depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by us within 90 days, (ii) we execute and deliver to the Trustee a notice that such Global Security shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the notes represented by such Global Security. Any Global Security that is exchangeable for certificated notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in such names as the Depository or its nominee holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depository or its nominee. In the event that a Global Security becomes exchangeable for certificated notes, (i) certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at our office or agency maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Concerning the Trustee

        HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) is the Trustee under the Indenture.

        HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) is also the trustee under the indentures relating to the Senior Notes, the 2011 Notes, the 2014 Notes and the 12% Senior Discount Notes due 2014 issued by Marquee Holdings Inc.

Governing Law

        The Indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF 2014 NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the words "we," "us," "our," "the Issuer," "AMC Entertainment," "AMCE," or "Company" refer only to AMC Entertainment Inc. and not to any of its subsidiaries. References to the "notes" refer to the 8% Series B Senior Subordinated Notes due 2014, or the "2014 Notes."

        The Company issued the notes under an indenture, dated as of February 24, 2004, among itself and HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA), as trustee (the "Original Indenture"), as supplemented by the First Supplemental Indenture, dated December 23, 2004, among the Company, the Trustee, and each of our subsidiaries that guarantees our other indebtedness (the "First Supplemental Indenture," and together with the Original Indenture the "Indenture"). As of December 23, 2004, the guarantors of the notes included AMC Card Processing Services, Inc., AMC Entertainment International, Inc., AMC-GCT, Inc., AMC Realty, Inc., American Multi-Cinema of Florida, Inc., American Multi-Cinema, Inc., Centertainment, Inc., Club Cinema of Mazza, Inc., GCT Pacific Beverage Services, Inc., National Cinema Network, Inc., Premium Cinema of Yorktown, Inc., Premium Theater of Framingham, Inc. and Premium Theatre of Mayfair, Inc.

        The following description is a summary of the material provisions of the Indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the Indenture and the registration rights agreement are available upon request to the Company at the address indicated under "Where You Can Find More Information About Us." Certain defined terms used in this description but not defined below under "Certain Definitions" have the meanings assigned to them in the Indenture.

        The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Principal, Maturity and Interest

        The notes will mature on March 1, 2014. We initially issued $300.0 million in aggregate principal amount of notes. We issued notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

        Interest on the notes accrues at a rate of 8% per annum and is payable semi-annually in arrears on March 1 and September 1, commencing on September 1, 2004. We will pay interest to those persons who were holders of record at the close of business on February 15 or August 15 next preceding the interest payment date.

        Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

        The notes are:

  •
  senior subordinated unsecured obligations of the Company;

  •
  junior in ranking in right of payment with the Senior Notes and any of our existing and future Senior Indebtedness;

  •
  equal in ranking ("pari passu") in right of payment with the Company's 2011 notes, 2012 notes and all existing and future senior subordinated Indebtedness of the Company; and

  •
  effectively subordinated to any secured Indebtedness of the Company, including the Credit Facility, as to the assets securing such Indebtedness.

        In addition, all of the Company's operations are conducted through its Subsidiaries. Therefore, the Company's ability to service its Indebtedness, including the notes, is dependent upon the earnings of its Subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to the Company. Certain laws restrict the ability of the Company's Subsidiaries to pay dividends and make loans and advances to the Company. If these restrictions apply to Subsidiaries that are not Guarantors, then the Company would not be able to use the earnings of these Subsidiaries to make payments on the notes. In addition, the Company only has a stockholder's claim on the assets of its Subsidiaries. This stockholder's claim is junior to the claims that creditors and holders of Preferred Stock of the Company's Subsidiaries have against those Subsidiaries.

        As of December 30, 2004, the Company and the Guarantors had:

  •
  $499.1 million of outstanding senior Indebtedness, none of which was secured Indebtedness, consisting of the Senior Notes, the Credit Facility (including $12.8 million of outstanding letters of credit) and capital and financing lease obligations (and the Company was able to borrow an additional $162.2 million under the Credit Facility, which constituted senior secured Indebtedness of the Company Guaranteed by the Guarantors); and

  •
  $709.2 million of outstanding senior subordinated Indebtedness, consisting of the notes, the 2011 Notes, the 2012 Notes and the related Guarantees.

        Not all of our Subsidiaries Guarantee the notes. The notes are guaranteed by each of our Subsidiaries that guarantees our other Indebtedness. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and trade creditors before they will be able to distribute any of their assets to us. The notes are effectively subordinated in right of payment to existing and future liabilities of our non-guarantor Subsidiaries. On a pro forma basis after giving effect to the Merger and related transactions, our non-guarantor Subsidiaries would have accounted for $114.0 million, or 6.4%, of our total revenues for the year ended April 1, 2004, and $130.4 million, or 8.6%, of our total assets, and $43.1 million, or less than 4%, of our total liabilities, in each case, as of April 1, 2004.

        As of December 30, 2004, the Company's non-guarantor Subsidiaries had $94.2 million of total Indebtedness (including trade payables), all of which was structurally senior to the notes.

Subordination

        The payment of all Obligations in respect of the notes are subordinated, as set forth in the Indenture, in right of payment to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness of the Company.

        In the event of any:

  •
  insolvency of or bankruptcy case or proceeding relating to the Company;

  •
  any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or to its assets;

  •
  any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary; or

  •
  any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company;

the holders of Senior Indebtedness will first be entitled to receive payment in full in cash or Cash Equivalents of all Senior Indebtedness, or provision shall be made for such payment in full in cash or Cash Equivalents to the satisfaction of the holders of Senior Indebtedness, before the Holders will be entitled to receive any payment or distribution of any kind or character from any source (other than any payment or distribution in the form of equity securities or subordinated securities of the Company or any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated as provided in the Indenture) (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities") on account of all Obligations in respect of the notes or on account of the purchase, deposit for defeasance or redemption or other acquisition of notes.

        No payment (other than any payments made pursuant to the provisions described under "—Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities), may be made by the Company on account of any Obligation in respect of the notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of notes upon the occurrence of any default in payment (whether at stated maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest in respect of any Senior Indebtedness beyond any applicable grace periods (a "Payment Default") until such Payment Default shall have been cured or waived or have ceased to exist or such Senior Indebtedness shall have been discharged or paid in full in cash or Cash Equivalents.

        No payment (other than any payments made pursuant to the provisions described under "—Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities), may be made by the Company on account of any Obligation in respect of the notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of notes for the period specified below ("Payment Blockage Period") upon the occurrence of any default with respect to any Designated Senior Indebtedness not covered by the immediately preceding paragraph pursuant to which the maturity thereof may be accelerated (a "Non-payment Default") and receipt by the Trustee of written notice thereof from the representatives of the holders of any Designated Senior Indebtedness.

        The Payment Blockage Period will commence upon the date of receipt by the Trustee of written notice from such representative and shall end on the earliest of:

        (1)   179 days thereafter (provided any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated, in which case the provisions of the second preceding paragraph shall apply);

        (2)   the date on which such Non-payment Default is cured, waived or ceases to exist;

        (3)   such Designated Senior Indebtedness has been discharged or paid in full in cash or Cash Equivalents; or

        (4)   such Payment Blockage Period shall have been terminated by written notice to the Trustee from the representative initiating such Payment Blockage Period;

after which the Company will resume making any and all required payments in respect of the notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a subsequent Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days.

        In the event that, notwithstanding the foregoing, the Trustee or any holder of the notes shall have received any payment prohibited by the foregoing, then such payment shall be paid over to the representatives of such Designated Senior Indebtedness initiating the Payment Blockage Period, to be held in trust for distribution to the holders of Senior Indebtedness or, to the extent amounts are not then due in respect of Senior Indebtedness, prompt return to the Company, or otherwise as a court of competent jurisdiction shall direct.

        Failure by the Company to make any required payment in respect of the notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default and, thereafter, holders will have the right to require repayment of the notes in full. See "—Events of Default."

        By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the notes, and assets which would otherwise be available to pay obligations in respect of the notes will be available only after all Senior Indebtedness has been paid in full in cash or Cash Equivalents, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes.

        "Senior Indebtedness" means:

        (1)   all Obligations of the Company, now or hereafter existing, under or in respect of the Credit Facility; and

        (2)   the principal of, premium, if any, and interest on all other Indebtedness of the Company (other than the notes, the 2011 notes and the 2012 notes), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the notes.

        Notwithstanding the foregoing, "Senior Indebtedness" shall not include:

        (1)   Indebtedness evidenced by the notes;

        (2)   Indebtedness of the Company that is expressly subordinated in right of payment to any Senior Indebtedness of the Company, the notes or the Indebtedness evidenced by the 2011 notes and 2012 notes;

        (3)   Indebtedness of the Company that by operation of law is subordinate to any general unsecured obligations of the Company;

        (4)   Indebtedness of the Company to the extent incurred in violation of any covenant of the Indenture;

        (5)   any liability for federal, state or local taxes or other taxes, owed or owing by the Company;

        (6)   trade account payables owed or owing by the Company;

        (7)   amounts owed by the Company for compensation to employees or for services rendered to the Company;

        (8)   Indebtedness of the Company to any Subsidiary or any other Affiliate of the Company; and

        (9)   Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code is without recourse to the Company or any Subsidiary.

        "Designated Senior Indebtedness" means:

        (1)   all Senior Indebtedness under the Credit Facility; and

        (2)   any other Senior Indebtedness:

          (a)   which at the time of determination exceeds $30 million in aggregate principal amount;

          (b)   which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company; and

          (c)   as to which the Trustee has been given written notice of such designation.

See "Risk Factors—Risks related to our notes and this offering—The notes are subordinated to senior indebtedness," "—We are a holding company with no operations of our own," "—Our substantial debt could adversely affect our operations and your investment in the notes," and "—We will require significant cash flow to service our debt and provide for our other obligations" and "Description of Other Indebtedness and Preferred Stock".

Subsidiary Guarantees

        The Guarantors, jointly and severally, fully and unconditionally guarantee on a senior subordinated basis the Company's obligations under the notes and all obligations under the Indenture. Such Guarantors agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders of notes in enforcing any rights under the Subsidiary Guarantees. The obligations of each Guarantor under its Subsidiary Guarantee rank equally in right of payment with other senior unsecured Indebtedness of such Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under such Subsidiary Guarantee.

        Although the Indenture limits the amount of Indebtedness that Subsidiaries may Incur, such Indebtedness may be substantial and all of it may be Indebtedness of Guarantors.

        The Indenture governing the notes provides that the obligations of each Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

        In the event a Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Guarantor is the surviving corporation in such a transaction involving a Person that is not the Company or a Subsidiary of the Company, such Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if:

        (1)   no Default or Event of Default will have occurred or will be continuing or would occur as a consequence of a release of the obligations of such Guarantor;

        (2)   all the obligations of such Guarantor under any Credit Facility and related documentation and any other obligations of such Guarantor relating to any other Indebtedness of the Company or its Subsidiaries terminate upon consummation of such transaction; and

        (3)   the notes are legally defeased, satisfaction of the conditions relating to legal defeasance in accordance with the Indenture.

        In addition, a Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if (1) the Guarantor is released from all the obligations of such Guarantor under any Credit Facility and related documentation and any other obligations of such Guarantor relating to any other Indebtedness of the Company or its Subsidiaries or

(2) the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other provisions of the Indenture.

Sinking Fund

        The notes are not entitled to the benefit of any sinking fund.

Optional Redemption

        The notes are not redeemable at the option of the Company prior to March 1, 2009. Starting on that date, we may redeem all or any portion of the notes, at once or over time, after giving the required notice under the Indenture. The notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on March 1 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2009	104.000%
2010	102.667%
2011	101.333%
2012 and thereafter	100.000%

        If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee not more than 60 days prior to the redemption date by such method as the Trustee shall deem fair and appropriate; provided, however, that Notes will not be redeemed in amount less than the minimum authorized denomination of $1,000. Notice of redemption shall be mailed by first class mail not less than 30 nor more than 60 days prior to the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption.

Certain Covenants

        Limitation on Consolidated Indebtedness.    The Company shall not, and shall not permit any of its Subsidiaries to, Incur any Indebtedness (excluding Permitted Indebtedness) unless after giving effect to such event on a pro forma basis, the Company's Consolidated EBITDA Ratio for the four full fiscal quarters immediately preceding such event, taken as one period calculated on the assumption that such Indebtedness had been incurred on the first day of such four quarter period, is greater than or equal to 2.0:1.

        Limitation on Restricted Payments.    The Company shall not directly or indirectly:

        (1)   declare or pay any dividend on, or make any distribution in respect of, any shares of the Company's or any Subsidiary's Capital Stock (excluding dividends or distributions payable in shares of its Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in shares of such Redeemable Capital Stock)) held by any Person other than the Company or any of its Wholly Owned Subsidiaries; or

        (2)   purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock;

(such payments or any other actions described in (1) and (2) above are collectively referred to as "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution):

          (a)   no Default or Event of Default shall have occurred and be continuing;

          (b)   the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "Limitation on Consolidated Indebtedness;" and

          (c)   the aggregate amount of all Restricted Payments declared or made after January 27, 1999 (including the proposed Restricted Payment) does not exceed the sum of:

              (i)  (x) Consolidated EBITDA for the Restricted Payments Computation Period, minus (y) 2.0 times Consolidated Interest Expense for the Restricted Payments Computation Period (which commenced on January 27, 1999);

             (ii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10.0 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after January 27, 1999 by the Company from the issuance or sale (other than to any of its Subsidiaries) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock;

            (iii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10.0 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after January 27, 1999 by the Company from debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for such net proceeds plus the aggregate cash received by the Company at the time of such conversion; and

            (iv)  $100.0 million.

        Notwithstanding the foregoing limitation, the Company may:

        (1)   pay dividends on its Capital Stock within sixty days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the foregoing limitation; or

        (2)   acquire, redeem or retire Capital Stock in exchange for, or in connection with a substantially concurrent issuance of, Capital Stock of the Company (other than Redeemable Capital Stock).

        As of July 1, 2004, taking into account the calculation required under clause (c) above, the Company could have made Restricted Payments of $708.4 million, subject to the other limitations set forth in the "Limitation on Restricted Payments" covenant and limitations in the Company's other debt instruments and under applicable law.

        Limitation on Transactions with Affiliates.    The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company) involving aggregate consideration in excess of $5.0 million, unless:

        (1)   such transaction or series of transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable transaction in an arm's-length dealing with an unaffiliated third party;

        (2)   such transaction or series of transactions is in the best interests of the Company; and

        (3)   with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $50.0 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (1) and (2) above, as evidenced by a Board Resolution.

        Notwithstanding the foregoing limitation, the Company and its Subsidiaries may enter into or suffer to exist the following:

        (1)   any transaction pursuant to any contract in existence on the Closing Date;

        (2)   any Restricted Payment permitted to be made pursuant to the provisions of "Limitation on Restricted Payments" above;

        (3)   any transaction or series of transactions between the Company and one or more of its Subsidiaries or between two or more of its Subsidiaries (provided that no more than 5% of the equity interest in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of an equity interest in the Company), by any Affiliate of the Company other than a Subsidiary); and

        (4)   the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of its Subsidiaries.

        Limitation on Senior Subordinated Indebtedness.    The Company will not Incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to the notes.

Merger and Sale of Substantially All Assets

        The Company shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than any Wholly Owned Subsidiary) or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person (other than any Wholly Owned Subsidiary) or group of affiliated Persons unless at the time and after giving effect thereto:

        (1)   either:

          (a)   the Company shall be the continuing corporation; or

          (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the "Surviving Entity") shall be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume all the Obligations of the Company under the notes and the Indenture;

        (2)   immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing; and

        (3)   immediately after giving effect to such transaction on a pro forma basis, except in the case of the consolidation or merger of any Subsidiary with or into the Company, the Company (or the Surviving Entity if the Company is not the continuing corporation) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "—Certain Covenants—Limitation on Consolidated Indebtedness."

        In connection with any consolidation, merger, transfer or lease contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with.

        Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise every right and power of the Company under the notes and the Indenture, with the same effect as if such successor corporation had been named as the Company therein. In the event of any transaction (other than a lease) described and listed in the immediately preceding paragraphs in which the Company is not the continuing corporation, the successor Person formed or remaining shall succeed to, be substituted for and may exercise every right and power of the Company, and the Company shall be discharged from all obligations and covenants under the notes and the Indenture.

Change of Control

        Upon the occurrence of a Change of Control, the Company will be required to make an offer (a "Change of Control Offer") to purchase all outstanding notes (as described in the Indenture) at a purchase price (the "Change of Control Purchase Price") equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

        The Change of Control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the Company's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between the Company and the initial purchasers. The Company is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future.

        The Credit Facility provides that certain change of control events with respect to the Company would constitute a default thereunder. In such circumstances, the subordination provisions in the Indenture could restrict payments to the holders of the notes. Moreover, the exercise by holders of notes of their right to require the Company to repurchase such notes could cause a default under existing or future debt of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of the notes in connection with a Change of Control may be limited to the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Company's failure to purchase notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing debt of the Company, and may constitute a default under future debt as well. The Company's obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See "—Modification and Waiver."

        The provisions of the Indenture would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders.

        If an offer is made to repurchase the notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Additional Information

        Anyone who receives the prospectus may obtain a copy of the Indentures and the Registration Rights Agreements without charge by writing to AMC Entertainment Inc., Attention: Mr. Kevin M. Connor, Senior Vice President, General Counsel and Secretary, 920 Main Street, Kansas City, Missouri 64105-1977 (telephone: (816) 221-4000).

Certain Definitions

        Set forth below are certain defined terms used in the Indentures. Reference is made to the Indentures for the definition of any other capitalized term used in this section for which no definition is provided.

        "Acquired Indebtedness" of any particular Person shall mean Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or assumed by such particular Person in connection with the acquisition of assets from any other Person, and not incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition.

        "Affiliate" shall mean, with respect to any specified Person:

        (1)   any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

        (2)   any other Person that owns, directly or indirectly, 10% or more of such Person's Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

        For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Apollo" mean (i) Apollo Management IV, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo IV Holders; (ii) Apollo Management V, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo V Holders; and (iii) their Affiliates.

        "Apollo Group" means (i) Apollo; (ii) the Apollo Holders; (iii) any Affiliate of Apollo (including the Apollo Holders); and (iv) any Person with whom Apollo or any Apollo Holder may be deemed as part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

        "Apollo Holders" means (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV)", and Apollo Overseas Partners IV, L.P., a Cayman Islands exempted limited partnership ("AOP IV" (collectively with AIF IV, referred to as the "Apollo IV Holders")) and any other partnership or entity affiliated with and managed by Apollo to which either AIF IV or AOP IV assigns any of their respective interests in or to the preferred stock; and (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership ("AIF V") and Apollo Overseas Partners V, L.P., a Cayman Islands exempted limited partnership ("AOP V") (collectively with AIF V, referred to as the "Apollo V Holders")) and any other partnership or entity affiliated with and managed by Apollo to which either AIF V or AOP V assigns any of their respective interests in or to the preferred stock.

        "Board of Directors" shall mean the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under the Indenture.

        "Board Resolution" shall mean a copy of a resolution, certified by the Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Business Day" shall mean any day other than a Saturday or Sunday or other day on which banks in New York, New York, Kansas City, Missouri, or the city in which the Trustee's office is located are authorized or required to be closed, or, if no note is outstanding, the city in which the principal corporate trust office of the Trustee is located.

        "Capital Lease Obligation" of any Person shall mean any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease or financing lease of a real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation (together with Indebtedness in the form of operating leases entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect).

        "Capital Stock" of any Person shall mean any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock, including preferred stock, any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock, whether now outstanding or issued after the date of the Indenture.

        "Cash Equivalents" means:

        (1)   United States dollars;

        (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality;

        (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of "B" or better;

        (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

        (5)   commercial paper having one of the two highest rating categories obtainable from Moody's or S&P in each case maturing within six months after the date of acquisition;

        (6)   readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from Moody's or S&P; and

        (7)   investments in money market funds which invest at least 95% of their assets in securities of the types described in clauses (1) through (6) of this definition.

        "Change of Control" shall mean the occurrence of, after the date of the Indenture, either of the following events:

        (1)   any Person (other than a Permitted Holder) or any Persons (other than any Permitted Holders) acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "Group"), together with any Affiliates thereof (other than any Permitted Holders) shall beneficially own (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of Capital Stock of the Company entitled to vote generally in the election of directors (the determination of aggregate voting power to recognize that the Company's Class B stock currently has ten votes per share and the Company's common stock currently has one vote per share); or

        (2)   any Person (other than a Permitted Holder) or Group (other than any Permitted Holders) together with any Affiliates thereof (other than any Permitted Holders) shall succeed in having a sufficient number of its nominees who are not management nominees elected to the Board of Directors of the Company such that such nominees when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate (other than any Permitted Holder) of such Group, will constitute a majority of the Board of Directors of the Company.

        "Closing Date" shall mean the date on which the notes are originally issued under the Indenture.

        "Consolidated EBITDA" shall mean, with respect to any Person for any period, the Consolidated Net Income (Loss) of such Person for such period increased (to the extent deducted in determining Consolidated Net Income (Loss)) by the sum of:

        (1)   all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses);

        (2)   Consolidated Interest Expense of such Person and its Subsidiaries for such period;

        (3)   depreciation expense of such Person and its Subsidiaries for such period;

        (4)   amortization expense of such Person and its Subsidiaries for such period including amortization of capitalized debt issuance costs; and

        (5)   any other non-cash charges of such Person and its Subsidiaries for such period (including non-cash expenses recognized in accordance with Financial Accounting Standard Number 106), all determined on a consolidated basis in accordance with GAAP;

provided, however, that, for purposes of this definition, all transactions involving the acquisition of any Person or motion picture theatre by another Person shall be accounted for on a "pooling of interests"

basis and not as a purchase; provided, further, that, solely with respect to calculations of the Consolidated EBITDA Ratio:

        (1)   Consolidated EBITDA shall include the effects of incremental contributions the Company reasonably believes in good faith could have been achieved during the relevant period as a result of a Theatre Completion had such Theatre Completion occurred as of the beginning of the relevant period; provided, however, that such incremental contributions were identified and quantified in good faith in an Officers' Certificate delivered to the Trustee at the time of any calculation of the Consolidated EBITDA Ratio;

        (2)   Consolidated EBITDA shall be calculated on a pro forma basis after giving effect to any motion picture theatre or screen that was permanently or indefinitely closed for business at any time on or subsequent to the first day of such period as if such theatre or screen was closed for the entire period; and

        (3)   All preopening expense and theatre closure expense which reduced /(increased) Consolidated Net Income (Loss) during any applicable period shall be added to Consolidated EBITDA.

        "Consolidated EBITDA Ratio" of any Person shall mean, for any period, the ratio of Consolidated EBITDA to Consolidated Interest Expense for such period (other than any non-cash Consolidated Interest Expense attributable to any amortization or write-off of deferred financing costs); provided that, in making such computation:

        (1)   the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period; and

        (2)   with respect to any Indebtedness which bears, at the option of such Person, a fixed or floating rate of interest, such Person shall apply, at its option, either the fixed or floating rate.

        "Consolidated Interest Expense" of any Person shall mean, without duplication, for any period, as applied to any Person:

        (1)   the sum of:

          (a)   the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation:

    (i)
    amortization of debt discount;

    (ii)
    the net cost under Interest Rate Protection Agreements (including amortization of discounts);

    (iii)
    the interest portion of any deferred payment obligation; and

    (iv)
    accrued interest; plus

          (b)   the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period, minus

        (2)   the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

        "Consolidated Net Income (Loss)" of any Person shall mean, for any period, the consolidated net income (or loss) of such Person and its consolidated Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (loss), by excluding all extraordinary gains or losses (net of reasonable fees and expenses relating to the transaction giving rise thereto) of such Person and its Subsidiaries.

        "Construction Indebtedness" shall mean Indebtedness incurred by the Company or its Subsidiaries in connection with the construction of motion picture theatres or screens.

        "Credit Facility" shall mean that certain Amended and Restated Credit Agreement dated as of April 10, 1997, as amended, among the Company, The Bank of Nova Scotia as administrative agent, Bank of America National Trust and Savings Association as document agent, and the various other financial institutions thereto, as the same may be amended from time to time, together with any extensions, revisions, refinancings or replacements thereof by a lender or syndicate of lenders.

        "Currency Hedging Obligations" shall mean the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

        "Debt Rating" shall mean the rating assigned to the notes by Moody's or S&P, as the case may be.

        "Default" means any event which is, or after notice or the passage of time or both, would be, an Event of Default.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Fair Market Value" shall mean, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

        "Generally Accepted Accounting Principles" or "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied.

        "Guarantee" shall mean, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

        (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

        (2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guaranteed Indebtedness" of any Person shall mean, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise.

        "Guarantor" shall mean each Subsidiary of the Company that provides a Subsidiary Guarantee on the date of the Indenture and any other Subsidiary of the Company that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary shall cease to be a Guarantor.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and

"Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation (including, without limitation, preferred stock, temporary equity, mezzanine equity or similar classification) of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that any Indebtedness or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with "—Certain Covenants—Limitation on Consolidated Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at stated maturity.

        "Indebtedness" shall mean, with respect to any Person, without duplication:

        (1)   all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities Incurred in the ordinary course of business, but including, without limitation, all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding;

        (2)   all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

        (3)   all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

        (4)   every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or a Subsidiary of such Person of the Capital Stock or substantially all of the assets of another Person or in consideration for the merger or consolidation with respect to which such Person or a Subsidiary of such Person was a party;

        (5)   all indebtedness referred to in clauses (1) through (4) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness;

        (6)   all Guaranteed Indebtedness of such Person;

        (7)   all obligations under Interest Rate Protection Agreements of such Person;

        (8)   all Currency Hedging Obligations of such Person;

        (9)   all Capital Lease Obligations of such Person; and

        (10) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (9) above.

        "Interest Rate Protection Agreement" shall mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

        "Issue Date" means the date on which the notes are initially issued.

        "Lien" shall mean any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

        "Maturity" means, with respect to any note, the date on which the principal of such note becomes due and payable as provided in such note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

        "Moody's" shall mean Moody's Investor Service, Inc. or any successor to the rating agency business thereof.

        "Non-Recourse Indebtedness" shall mean Indebtedness as to which:

        (1)   none of the Company or any of its Subsidiaries:

          (a)   provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness); or

          (b)   is directly or indirectly liable; and

        (2)   no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Non-recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

        "Obligations" means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

        "Officer" shall mean the Chairman of the Board, any Co-Chairman of the Board, President, the Chief Executive Officer, any Executive Vice President, any Senior Vice President and the Chief Financial Officer of the Company.

        "Officers' Certificate" shall mean a certificate signed by two Officers.

        "Opinion of Counsel" shall mean a written opinion of counsel to the Company or any other Person reasonably satisfactory to the Trustee.

        "Permitted Holder" means:

        (1)   Mr. Stanley H. Durwood's surviving spouse and any of his lineal descendants and their respective spouses (collectively, the "Durwood Family") and any Affiliate of any member of the Durwood Family;

        (2)   Mr. Stanley H. Durwood's estate, or any trust established by Mr. Stanley H. Durwood, during any period of administration prior to the distribution of assets to beneficiaries who are Persons described in clause (3) below;

        (3)   any trust which is established solely for the benefit of one or more members of the Durwood Family (whether or not any member of the Durwood Family is a trustee of such trust) or solely for the benefit of one or more charitable organizations or solely for the benefit of a combination of members of the Durwood Family and one or more charitable organizations;

        (4)   any member of the Apollo Group; and

        (5)   any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any Person holding securities of the Company for or pursuant to the terms of any such employee benefit plan; provided that if any lender or other Person shall foreclose on or otherwise realize upon or exercise any remedy with respect to any security interest in or Lien on any securities of the Company held by any Person listed in this clause (5), then such securities shall no longer be deemed to be held by a Permitted Holder.

        "Permitted Indebtedness" shall mean the following:

        (1)   Indebtedness of the Company under the notes;

        (2)   Indebtedness of the Company under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $425.0 million;

        (3)   Indebtedness of the Company or any of its Subsidiaries outstanding on the Closing Date;

        (4)   Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements;

        (5)   Indebtedness of the Company or any of its Subsidiaries to any one or the other of them;

        (6)   Indebtedness incurred to renew, extend, refinance or refund (each, a "refinancing") any Indebtedness outstanding on the Closing Date in an aggregate principal amount not to exceed the principal amount of the Indebtedness so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company incurred in connection with such refinancing;

        (7)   Indebtedness of any Subsidiary incurred in connection with the Guarantee of any Indebtedness of the Company;

        (8)   Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations;

        (9)   Capital Lease Obligations of the Company or any of its Subsidiaries;

        (10) Indebtedness of the Company or any of its Subsidiaries in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations;

        (11) Indebtedness represented by property, liability and workers' compensation insurance (which may be in the form of letters of credit);

        (12) Acquired Indebtedness; provided that such Indebtedness, if incurred by the Company, would be in compliance with "Limitation on Consolidated Indebtedness;"

        (13) Indebtedness of the Company or any of its Subsidiaries to an Unrestricted Subsidiary for money borrowed; provided that such Indebtedness is subordinated in right of payment to the notes and the Weighted Average Life of such Indebtedness is greater than the Weighted Average Life of the notes;

        (14) Construction Indebtedness in an aggregate principal amount that does not exceed $100.0 million at any time outstanding; and

        (15) Indebtedness not otherwise permitted to be incurred pursuant to clauses (1) through (14) above which, together with any other Indebtedness pursuant to this clause (15), has an aggregate principal amount that does not exceed $100 million at any time outstanding.

        "Permitted Interest Rate Protection Agreements" shall mean, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Permitted Indebtedness and that have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

        "Permitted Junior Securities" shall mean equity securities or subordinated securities of the Company or any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated as provided in the Indenture.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock" means, collectively, the Company's Series A convertible preferred stock and Series B exchangeable preferred stock.

        "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

        "Redeemable Capital Stock" shall mean any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the notes or is mandatorily redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (except for any such Capital Stock that would be required to be redeemed or is redeemable at the option of the holder if the issuer thereof may redeem such Capital Stock for consideration consisting solely of Capital Stock that is not Redeemable Capital Stock), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

        "Restricted Payments" shall have the meaning set forth in the "Limitation on Restricted Payments" covenant.

        "Restricted Payments Computation Period" shall mean the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after January 27, 1999 to the last day of the Company's fiscal quarter preceding the date of the applicable proposed Restricted Payment.

        "S&P" shall mean Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

        "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

        "Stated Maturity," when used with respect to any note or any installment of interest thereof, means the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable.

        "Subsidiary" of any person shall mean:

        (1)   any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person; and

        (2)   any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest, and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

        Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of "Unrestricted Subsidiary" unless the Company shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

        "Surviving Entity" shall have the meaning set forth under "Merger and Sale of Substantially All Assets."

        "Theatre Completion" shall mean any motion picture theatre or screen which was first opened for business by the Company or a Subsidiary during any applicable period.

        "Unrestricted Subsidiary" shall mean a Subsidiary of the Company designated in writing to the Trustee:

        (1)   whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness;

        (2)   that has no Indebtedness other than Non-Recourse Indebtedness; and

        (3)   that has no Subsidiaries.

        "Weighted Average Life" shall mean, as of any date, with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of the number of years from such date to the dates of each successive scheduled principal payment (including any sinking fund payment requirements) of such debt security multiplied by the amount of such principal payment, by (2) the sum of all such principal payments.

        "Wholly Owned Subsidiary" of any Person shall mean a Subsidiary of such Person, all of the Capital Stock (other than directors' qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

SEC Reports

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Commission and provide the Trustee and holders of notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings.

Payments for Consent

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless that consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Events of Default

        The following will be "Events of Default" under the Indenture:

        (1)   default in the payment of any interest (including Special Interest) on any note when it becomes due and payable and continuance of such default for a period of 30 days;

        (2)   default in the payment of the principal of or premium, if any, on any note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

        (3)   failure to comply with the covenants described under "Merger and Sale of Substantially All Assets;"

        (4)   default in the performance, or breach, of any covenant or warranty of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (1), (2) or (3) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

        (5)   (a) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or AMC, aggregating $5.0 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (b) Indebtedness of the Company or AMC, aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

        (6)   any holder of any Indebtedness in excess of $5.0 million in the aggregate of the Company or AMC shall notify the Trustee of the intended sale or disposition of any assets of the Company or AMC that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such asset of the Company or AMC pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of the Company or AMC or in accordance with applicable law;

        (7)   one or more final judgments or orders shall be rendered against the Company or AMC for the payment of money, either individually or in an aggregate amount, in excess of $5.0 million and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect; and

        (8)   the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or AMC.

        If an Event of Default (other than an Event of Default specified in clause (8) above) shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of all notes due and payable; provided, however, that so long as the Credit Facility shall be in full force and effect, if an Event of Default shall occur and be continuing (other than an Event of Default specified in clause (8)), any such acceleration shall not become effective until the earlier of:

          (a)   five Business Days following a delivery of a notice of such acceleration to the agent under the Credit Facility; and

          (b)   the acceleration of any amounts under the Credit Facility.

        If an Event of Default specified in clause (8) above occurs and is continuing, then the principal of all the notes shall become due and payable without any declaration or other act on the part of the Trustee or any holder of notes. After a declaration of acceleration, but before a judgement or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the outstanding notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

        (1)   the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay:

          (A)  all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

          (B)  all overdue interest (including Special Interest) on all notes;

          (C)  the principal of and premium, if any, on any notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes; and

          (D)  to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; and

        (2)   all Events of Default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived.

        Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because an Event of Default specified in paragraph (5) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default (1) is Indebtedness in the form of an operating lease entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect, (2) has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and (3) written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

        The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the notes then Outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

        During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Trust Indenture Act of 1939 contains limitations on the rights of the Trustee, should it be a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

        The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

Defeasance and Covenant Defeasance of the Indenture

        The Company may, at its option, and at any time, elect to have the obligations of the Company discharged with respect to all outstanding notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes and to have satisfied its other obligations under the Indenture, except for the following which shall survive until otherwise terminated or discharged:

        (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest (including Special Interest) on such notes when such payments are due;

        (2)   the Company's obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture;

        (3)   its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee; and

        (4)   the defeasance provisions of the Indenture.

        In addition the Company may, at its option and at any time, elect to be released from its obligations with respect to certain of its restrictive covenants under the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute Events of Default with respect to the notes.

        In order to exercise either defeasance or covenant defeasance:

        (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, certain U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest (including Special Interest) on the outstanding notes on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest;

        (2)   in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

          (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

          (b)   since the date of this prospectus, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

        (3)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

        (4)   the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

        (5)   the Company must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

Modification and Waiver

        Modifications and amendments of the Indenture may be entered into by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

        (1)   change the Stated Maturity of the principal of, or any installment of interest (including Special Interest) on, any note, or reduce the principal amount thereof or the rate of interest (including Special Interest) thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any note or any premium or the interest (including Special Interest) thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

        (2)   reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price;

        (3)   reduce the percentage in principal amount of outstanding notes, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults;

        (4)   modify any of the provisions relating to supplemental indentures requiring the consent of holders of the notes, relating to the rights of holders to receive payment of principal and interest on the notes, or to bring suit for the enforcement of such payment, on or after the respective due dates set forth in the notes, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding notes the consent of whose holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each note affected thereby; or

        (5)   modify any of the provisions of the Indenture relating to the subordination of the notes in a manner adverse to any holder of notes.

        The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance with certain restrictive covenants and provisions of the Indenture.

        Without the consent of any holder of the notes, the Company and the Trustee may amend the Indenture to: cure any ambiguity, omission, defect or inconsistency; provide for the assumption by a successor corporation of the obligations of the Company under the Indenture; provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code); add Guarantees with respect to the notes; secure the notes; add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company; make any change that does not adversely affect the rights of any holder of the notes; make any change to the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness under such provisions; or comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

Book-Entry System

        The notes were initially issued in the form of Global Securities held in book-entry form. The notes were deposited with the Trustee as custodian for The Depository Trust Company (the "Depository"), and the Depository or its nominee will initially be the sole registered holder of the notes for all purposes under the Indenture. Except as set forth below, a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

        Upon the issuance of a Global Security, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such Global Security purchased by such persons in this offering. Such accounts shall initially be designated by the initial purchasers with respect to notes placed by the initial purchasers for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Any person acquiring an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Euroclear or Cedel. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        Payment of principal, premium, if any, and interest on notes represented by any such Global Security will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company or the Initial Purchasers will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a Global Security representing any notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

        The Company expects that upon receipt of any payment of principal of, premium, if any, or interest on any Global Security, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        So long as the Depository or its nominee is the registered owner or holder of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Indenture and the notes. Beneficial interests in the notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of such Global Security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        The Company understands that the Depository will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with the Depository interests in the Global Security are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

        Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee, any agent of the Company or the initial purchasers will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certificated Notes

        Notes represented by a Global Security are exchangeable for certificated notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the notes represented by such Global Security. Any Global Security that is exchangeable for certificated notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in such names as the Depository or its nominee holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depository or its nominee. In the event that a Global Security becomes exchangeable for certificated notes, (i) certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith. In addition, such certificates will bear the legend referred to under "Notice to Investors" (unless the Company determines otherwise in accordance with applicable law) subject, with respect to such notes, to the provisions of such legend.

Concerning the Trustee

        HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) is the Trustee under the Indenture.

        HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) is also the trustee under the indentures relating to the Senior Notes, the 2011 Notes, the 2012 Notes and the 12% Senior Discount Notes due 2014 issued by Marquee Holdings Inc.

Governing Law

        The Indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

        This prospectus has been prepared for use by Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. in connection with offers and sales of the notes in market making transactions effected from time to time. Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. may act as principals or agents in these transactions. These sales will be made at prevailing market prices at the time of sale. We will not receive any of the proceeds of these sales. We have agreed to indemnify Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. against certain liabilities, including liabilities under the Securities Act, and to contribute payments which Credit Suisse First Boston LLC or J.P. Morgan Securities Inc. might be required to make in respect thereof.

        Credit Suisse First Boston LLC is an affiliate of CSFB Strategic Partners Holdings II, L.P., CSFB Strategic Partners Parallel Holdings II, L.P., CSFB Credit Opportunities Fund (Employee), L.P. and CSFB Credit Opportunities Fund (Helios), L.P., which own in the aggregate approximately 2.6% of Marquee Holdings Inc.

        J.P. Morgan Securities Inc. is an affiliate of JPMP, which owns approximately 34.6% of Marquee Holdings Inc. Certain of our directors are employed by JPMP. See "Management" and "Certain Relationships and Related Transactions" for a summary of certain relationships between us and J.P. Morgan Securities Inc. and its affiliates.

        We have been advised by Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. that, subject to applicable laws and regulations, each of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. currently intends to make a market in the notes. However, neither Credit Suisse First Boston LLC nor J.P. Morgan Securities Inc. is not obligated to do so and each may discontinue its market making activities at any time without notice. In addition, such market making activities will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk factors—You cannot be sure that an active trading market will develop for the notes."

LEGAL MATTERS

        The validity of the notes and certain of the guarantees will be passed upon for us by Latham & Watkins LLP, New York, New York. The validity of the remaining guarantees will be passed upon for us by Holland & Knight LLP, Nutter, McClennen & Fish LLP, Lathrop & Gage L.C., von Briesen & Roper, S.C. and Quarles & Brady Streich Lang LLP, respectively.

EXPERTS

        The consolidated financial statements of Marquee Inc. as of December 2, 2004 and for the period from inception (July 16, 2004) through December 2, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of AMC Entertainment Inc. as of April 1, 2004 and April 3, 2003 and for each of the three years in the period ended April 1, 2004 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph regarding the Company's restatement of its consolidated financial statements for its fiscal years ended April 3, 2003 and March 28, 2002) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of GC Companies, Inc. and subsidiaries, Debtor-in-Possession, as of October 31, 2001 and 2000, and for each of the three years in the period ended October 31, 2001 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to an emphasis of a matter and the going concern uncertainty related to the GC Companies, Inc. and subsidiaries' reorganization proceedings under Chapter 11 of the Federal Bankruptcy Code and a change in fiscal 2000 in the method of accounting for costs of start-up activities), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF MARQUEE INC.

        In our opinion, the accompanying balance sheet and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of Marquee Inc. (the "Company") at December 2, 2004, and the results of its operations and its cash flows from inception (July 16, 2004) through the period ended December 2, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Kansas City, Missouri
March 4, 2005

MARQUEE INC.

STATEMENT OF OPERATIONS

(in thousands)

From inception (July 16, 2004) through December 2, 2004
Other expense (income)
Interest expense	$10,520
Investment income	(1,846)

Loss before income taxes	(8,674)
Income tax provision	—

Net loss	$(8,674)

See Notes to Financial Statements.

MARQUEE INC.

BALANCE SHEET

(in thousands)

December 2, 2004
ASSETS
Current assets
Restricted cash	$456,846

Total current assets	456,846
Other long-term assets	12,774

Total assets	$469,620

LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
Accrued expenses and other liabilities	$19,349
Due to AMCE	3,945
Current maturities of corporate borrowings	455,000

Total current liabilities	478,294

Commitments and contingencies
Stockholder's deficit:
Common Stock, 1¢ par value; 1 share issued as of December 2, 2004	—
Accumulated deficit	(8,674)

Total stockholder's deficit	(8,674)

Total liabilities and stockholder's deficit	$469,620

See Notes to Financial Statements.

MARQUEE INC.

STATEMENT OF CASH FLOWS

(in thousands)

From inception (July 16, 2004) through December 2, 2004
Cash flows from operating activities:
Net loss	$(8,674)
Adjustment to reconcile net loss to net cash provided by operating activities:
Amortization of deferred financing costs	554
Change in liabilities:
Accrued expenses and other liabilities and due to AMCE	9,966

Net cash provided by operating activities	1,846

Cash flows from investing activities:
Increase in restricted cash	(456,846)

Net cash used in investing activities	(456,846)

Cash flows from financing activities:
Proceeds from issuance of 8 5/8% Senior Unsecured Fixed Rate Notes due 2012	250,000
Proceeds from issuance of Senior Unsecured Floating Rate Notes due 2010	205,000

Net cash provided by financing activities	455,000

Net increase in cash and equivalents	—
Cash and equivalents at beginning of period	—

Cash and equivalents at end of period	$—
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	—
Income taxes paid	—
Schedule of non-cash financing activities:
Deferred financing costs	$13,328

See Notes to Financial Statements.

MARQUEE INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 2, 2004

NOTE 1—BASIS OF PRESENTATION

        Marquee Inc. ("Marquee") is a wholly owned subsidiary of Marquee Holdings Inc. ("Holdings"). Holdings is an investment vehicle owned by J.P. Morgan Partners (BHCA) L.P. ("JPMP") and Apollo Investment Fund V, L.P. and certain related investment funds (collectively, "Apollo," and together with JPMP, the "Sponsors"). Holdings was formed for the purpose of acquiring AMC Entertainment Inc. ("AMCE") pursuant to a definitive merger agreement approved by AMCE's board of directors on July 22, 2004. Holdings is a holding company with no operations of its own and has one subsidiary, Marquee, that was formed for the purpose of acquiring AMCE as well.

        AMCE completed a merger on December 23, 2004 in which Holdings acquired AMCE. Marquee was formed on July 16, 2004. On December 23, 2004, pursuant to a merger agreement, Marquee merged with AMCE. Upon the consummation of the merger between Marquee and AMCE on December 23, 2004, Marquee was dissolved and renamed as AMCE which is the legal name of the surviving reporting entity. The merger was treated as a purchase with Marquee being the "accounting acquiror" in accordance with Statement of Financial Accounting Standards No 141 Business Combinations. As a result, Marquee applied the purchase method of accounting to the separable assets, including goodwill and liabilities of the accounting acquiree, AMCE, as of December 23, 2004, the merger date.

        In association with the merger transaction discussed above, two merger entities were formed on July 16, 2004, Marquee and Holdings. To finance the merger and related transactions, on August 18, 2004, (i) Marquee issued $250,000,000 aggregate principal amount of 8 5/8% senior unsecured fixed rate Notes due 2012 ("Fixed Notes due 2012") and $205,000,000 aggregate principal amount of senior unsecured floating rate notes due 2010 ("Floating Notes due 2010") and (ii) Holdings issued $304,000,000 aggregate principal amount at maturity of its 12% senior discount notes due 2014 ("Discount Notes due 2014") for gross proceeds of $169,917,760. The only operations of Marquee and Holdings prior to the Merger were related to these financings and the total equity investment at risk in each entity was not sufficient to permit the entities to finance their operations without additional financial support provided by AMCE in the form of letters of credit issued by AMCE. Because AMCE would absorb the majority of the expected losses of the merger entities as a result of having issued the letters of credit, AMCE was determined to be the primary beneficiary of the two merger entities which were considered variable interest entities as defined in FIN 46 (R) Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. AMCE was required to consolidate the merger entities' operations and financial position into its financial statements as of and through the period ended December 23, 2004. Upon consummation of the merger, Marquee was merged with and into AMCE and the letters of credit (variable interests) which gave rise to consolidation of the entities under FIN 46 (R) were cancelled. As such, Marquee's operations and financial position are included within AMCE's Consolidated Financial Statements and Holding's results of operations are included within AMCE's Consolidated Financial Statements from its inception on July 16, 2004 through December 23, 2004. Subsequent to December 23, 2004 AMCE deconsolidated Holdings' assets and liabilities.

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Fiscal Year:    Marquee has a 52/53 week fiscal year ending on the Thursday closest to the last day of March.

        Restricted Cash:    Restricted cash represents the proceeds and interest earned on those proceeds from the issuance of debt related to the merger and which were required to be held in escrow until the earlier of the consummation of the merger or January 31, 2005.

        Other Long-term Assets:    Other long-term assets are comprised of costs incurred in connection with the issuance of debt securities which are being amortized to interest expense using the effective interest method over the respective lives of the issuances. Amounts due to AMCE represent debt issuance costs of Marquee paid on its behalf by AMCE.

        Income Taxes:    Marquee accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109") Accounting for Income Taxes. Under SFAS No. 109, deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. The income statement effect is generally derived from changes in deferred income taxes on the balance sheet. Marquee has provided a full valuation allowance for its deferred tax assets as of December 2, 2004. Marquee has no operations of its own as of December 2, 2004 and provides a full valuation allowance for its deferred tax assets, when it is more likely than not that the tax assets will not be realized.

NOTE 2—CURRENT MATURITIES OF CORPORATE BORROWINGS

        On July 22, 2004, AMCE announced that its board of directors approved an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which AMCE will be acquired by Holdings. The merger will be effected by the merger of Marquee, a wholly owned subsidiary of Holdings, with and into AMCE, with AMCE being the surviving corporation (the "Merger"). Upon consummation of the Merger and related transactions, AMCE will be wholly owned by Holdings. The Sponsors, other co-investors and certain members of management will own all of the outstanding stock of Holdings following the transaction. The total estimated value of the transaction is approximately $2.0 billion (approximately $1.67 billion in cash consideration and the assumption of $748 million in debt less $378 million in cash and equivalents).

        Under the terms of the Merger Agreement, if the Merger Agreement is terminated for any reason therein provided other than by reason of (i) a breach by Holdings, or its merger subsidiary, Marquee, or (ii) except as provided below, the failure to obtain stockholder approval at a meeting of AMCE's stockholders called to consider the merger at which a vote on the merger is taken, AMCE will be obligated to pay Holdings $10,000,000 to cover its expenses and up to $11,250,000 to cover commitment fees and the expenses of the lenders who have entered into commitments with respect to financing the transaction. Notwithstanding that AMCE's stockholders do not approve the merger at a meeting called to consider the same at which a vote on the merger is taken, AMCE will have to pay such amounts if either (x) certain other acquisition transactions occur before the stockholders' meeting or (y) an acquisition proposal is publicly announced and not withdrawn prior to the vote at the stockholders'

meeting and AMCE enters into an agreement with respect to or consummates certain acquisition transactions relating to such acquisition proposal within nine months of such termination.

        To finance the Merger and related transactions, on August 18, 2004, Marquee issued $250,000,000 aggregate principal amount of Fixed Rate Notes due 2012 and $205,000,000 aggregate principal amount of Floating Notes due 2010. Upon consummation of the Merger and related transactions, the Fixed Rate Notes due 2012 and the Floating Notes due 2010 will become AMCE's obligations. The Fixed Rate Notes due 2012 and the Floating Rate Notes due 2010 (i) will rank senior in right of payment to any of AMCE's existing and future subordinated indebtedness, rank equally in right of payment with any of AMCE's existing and future senior indebtedness and be effectively subordinated in right of payment to any of AMCE's secured indebtedness and (ii) will be fully and unconditionally guaranteed on a joint and several, senior unsecured basis by each of the existing and future wholly-owned subsidiaries that is a guarantor or direct borrower under the other indebtedness of AMCE. The Fixed Notes due 2012 and the Floating Notes due 2010 will be structurally subordinated to all existing and future liabilities and preferred stock of AMCE's subsidiaries that do not guarantee the notes.

        In addition, on August 18, 2004, Holdings issued $304,000,000 aggregate principal amount at maturity of Discount Notes due 2014 for gross proceeds of $169,917,760. The carrying value of the Discount Notes due 2014 was $175,749,000 as of December 2, 2004. Holdings will contribute the net proceeds from the issuance of these Discount Notes due 2014 to AMCE to fund a portion of the Merger. The Discount Notes due 2014 are senior in right of payment to all existing and future subordinated indebtedness of Holdings, rank equally in right of payment with all existing and future senior indebtedness of Holdings and are effectively subordinated in right of payment to any secured indebtedness of Holdings, including Holdings' guarantee of indebtedness under the amended credit facility (which is discussed below), to the extent of the value of the assets securing such indebtedness, and all liabilities and preferred stock of each of Holdings' subsidiaries.

        On August 18, 2004, the gross proceeds of the Fixed Rate Notes due 2012, the Floating Rate Notes due 2010 and the Discount Notes due 2014 (collectively, the "senior notes"), together with additional amounts (provided through letters of credit as described below), were deposited in separate escrow accounts pursuant to the terms of separate escrow agreements. Under the terms of the escrow agreements, if the Merger is not consummated upon the earlier to occur of (i) January 31, 2005 or (ii) the date the Merger Agreement is terminated, AMCE will be required to redeem all of the outstanding senior notes at a redemption price in cash equal to 100.0% of the principal amount of the notes (accreted value in the case of the Discount Notes due 2014), plus accrued and unpaid interest, if any, to, but excluding, the redemption date. On August 18, 2004, AMCE also issued letters of credits for the benefit of the holders of the senior notes in an aggregate amount which, together with the funds held in the escrow account, are sufficient to pay the redemption price of 100% including accrued interest to February 2, 2005 (the second business day after the latest termination date for release of escrowed proceeds). AMCE believed the amount required under the letters of credit would not exceed $25,231,795. Upon consummation of the Merger and related transactions, any interest earned on the escrowed funds will be released to AMCE following release of the escrowed funds.

        The Fixed Rate Notes due 2012 bear interest at the rate of 8 5/8% per annum, payable on February 15 and August 15 of each year, commencing February 15, 2005. The Fixed Rate Notes due 2012 are redeemable at AMCE's option, in whole or in part, at any time on or after August 15, 2008 at

104.313% of the principal amount thereof, declining ratably to 100.000% of the principal amount thereof on or after August 15, 2010. The Floating Rate Notes due 2010 bear interest at a rate per annum, reset quarterly, equal to 4 1/4% plus the three-month LIBOR interest rate, and the interest rate is currently 6.54% per annum for the quarterly period ending November 14, 2004. Interest on the Floating Rate Notes due 2010 is payable quarterly on February 15, May 15, August 15 and November 15, commencing November 15, 2004. The Floating Rate Notes due 2010 are redeemable, in whole or in part, on or after August 15, 2006 at 103.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after August 15, 2009.

        Prior to August 15, 2009, unless Holdings elects to pay cash interest, the interest on the Discount Notes due 2014 accretes from the date of issuance until August 15, 2009 at the rate of 12% per annum, compounded semiannually. Thereafter, interest on the Discount Notes due 2014 accrues and is payable in cash semiannually on each February 15 and August 15, commencing on February 15, 2010, at a rate of 12% per annum. On any interest payment date prior to February 15, 2010, Holdings may elect to commence paying cash interest, in which case Holdings will be obligated to pay cash interest on each subsequent interest payment date, the Discount Notes due 2014 will cease to accrete after such interest payment date and the outstanding principal amount at the maturity of each note will be equal to the accreted value of such note as of such interest payment date. Holdings may redeem some or all of the Discount Notes due 2014 on or after August 15, 2009 at 106.000% of the principal amount at maturity thereof, declining ratably to 100.000% of the principal amount at maturity thereof on or after August 15, 2012.

        Holdings is a holding company with no operations of its own and has no ability to service interest or principal on its indebtedness other than through any dividends it may receive from AMCE after the Merger. AMCE, however, will be restricted, in certain circumstances, from paying dividends to Holdings by the terms of the indentures governing the AMCE Fixed Rate Notes due 2012, Floating Rate Notes due 2010, its 9 1/2% senior subordinated notes due 2011 ("Notes due 2011"), its 9 7/8% senior subordinated notes due 2012 and its 8% senior subordinated Notes due 2014. AMCE has not guaranteed the indebtedness of Holdings nor pledged any of its assets as collateral to secure Holdings' indebtedness. AMCE does not anticipate issuing guarantees on the indebtedness of Holdings nor pledging any of its assets as collateral to secure Holdings' indebtedness.

        The senior notes have not been registered under the Securities Act and may not be offered or sold absent registration or an applicable exemption from registration. There are registration rights agreements for the benefit of the senior notes which, among other matters, require Holdings and AMCE to file one or more registration statements with respect to a registered offer to exchange the senior notes for new notes having terms identical in all material respects to the senior notes (except that the new notes will not contain terms with respect to transfer restrictions) within 90 days after consummation of the Merger, to cause such registration statement to become effective within 180 days of consummation of the Merger and to keep the exchange offer open for not less than 30 nor more than 45 days thereafter. If Holdings and AMCE do not meet these undertakings on or before the dates required or certain other registration defaults occur, the notes and the new notes will bear additional interest at a rate of $0.192 per week per $1,000 principal amount of the notes until all registration defaults are cured.

        Additionally, the indentures governing the senior notes contain covenants that, among other things, restrict the ability of AMCE or Holdings (as the case may be) and the ability of its subsidiaries (other than unrestricted subsidiaries) to incur additional indebtedness, pay dividends or make distributions in respect of capital stock, purchase or redeem capital stock, incur liens, enter into transactions between affiliates or consolidate, merge or sell all or substantially all of its assets, other than in certain transactions between one or more of its wholly-owned subsidiaries and AMCE or Holdings (as the case may be). The indentures also require that upon a change of control (as defined in each indenture), AMCE or Holdings (as the case may be) make an offer to repurchase each holder's notes at a price equal to 101% of the principal amount (or accreted value in the case of the Discount Notes due 2014) thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

NOTE 3—SUBSEQUENT EVENTS

Merger

        On December 23, 2004, AMCE completed the Merger in which Holdings acquired AMCE pursuant to the Merger Agreement, by and among AMCE, Holdings and Marquee. Upon consummation of the Merger and related transactions, Marquee merged with and into AMCE, with AMCE remaining as the surviving entity and a wholly owned subsidiary of Holdings.

        Pursuant to the terms of the Merger Agreement, each issued and outstanding share of AMCE's Common Stock and Convertible Class B stock was converted into the right to receive $19.50 in cash and each issued and outstanding share of AMCE's Series A Convertible Preferred Stock was converted into the right to receive $2,727.27 in cash. The total amount of consideration paid in the merger and related transactions, was approximately $1,665,200,000. AMCE made payments to holders of its common stock, convertible class B stock and series A convertible preferred stock in the aggregate amount of $1,647,300,000 and Holdings made payments of $17,900,000 to the holders of 1,451,525 vested in-the-money options and holders of 520,350 deferred stock units that vested upon closing the Merger. AMCE has recorded $61,032,000 of general and administrative expenses related to the merger of which $37,061,000 were unpaid as of December 30, 2004. Included in these amounts are $20,000,000 of transaction fees paid to stockholders of Holdings.

        Holdings used the net proceeds from the sale of the senior notes (as described above and below), together with existing cash balances of AMCE and the proceeds from an equity contribution (consisting of equity contributed by the Sponsors, the co-investors and certain members of management of $769,350,000) and the net proceeds of the Discount Notes due 2014 (as described above), to finance the Merger and related transactions. Upon consummation of the Merger, Marquee's notes were reclassified as long-term liabilities.

        Subsequent to the Merger, Holdings owns 100% of AMCE.

Fixed Rate Notes and Floating Rate Notes

        Upon consummation of the Merger and related transactions, AMCE became the obligor of $250,000,000 in aggregate principal amount of the Fixed Rate Notes due 2012 and $205,000,000 in aggregate principal amount of the Floating Rate Notes due 2010 that were previously issued by Marquee on August 18, 2004. The senior notes (i) rank senior in right of payment to any of AMCE's existing and future subordinated indebtedness, rank equally in right of payment with any of AMCE's existing and future senior indebtedness and are effectively subordinated in right of payment to any of AMCE's secured indebtedness and (ii) are fully and unconditionally guaranteed on a joint and several, senior unsecured basis by each of AMCE's existing and future wholly owned subsidiaries that is a guarantor or direct borrower under AMCE's other indebtedness. The senior notes are structurally subordinated to all existing and future liabilities and preferred stock of AMCE's subsidiaries that do not guarantee the notes.

        AMCE made an interest payment on the Floating Rate Notes due 2010 for Holdings in the amount of $2,995,000 on November 15, 2004. The interest rate on the Floating Rate Notes due 2010 increased to 6.54% on November 15, 2004.

NOTE 4—COMMITMENTS AND CONTINGENCIES

Litigation Related to the Merger

        On July 22, 2004, two lawsuits purporting to be class actions were filed in the Court of Chancery of the State of Delaware, one naming AMCE, AMCE's directors, Apollo Management and certain entities affiliated with Apollo as defendants and the other naming AMCE, AMCE's directors, Apollo Management and Holdings as defendants. Those actions were consolidated on August 17, 2004. The plaintiffs in the consolidated action filed an amended complaint in the Chancery Court on October 22, 2004 and moved for expedited proceedings on October 29, 2004.

        On July 23, 2004, three more lawsuits purporting to be class actions were filed in the Circuit Court of Jackson County, Missouri, each naming AMCE and AMCE's directors as defendants. These lawsuits were consolidated on September 27, 2004. The plaintiffs in the consolidated action filed an amended complaint in the Circuit Court of Jackson County on October 29, 2004. AMCE filed a motion to stay the case in deference to the prior-filed Delaware action and a separate motion to dismiss the case in the alternative on November 1, 2004.

        In both the Delaware action and the Missouri action, the plaintiffs generally allege that the individual defendants breached their fiduciary duties by agreeing to the merger, that the transaction is unfair to the minority stockholders of AMCE, that the merger consideration is inadequate and that the defendants pursued their own interests at the expense of the stockholders. The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the Merger and related transactions.

        On November 23, 2004, the parties in this litigation entered into a Memorandum of Understanding providing for the settlement of both the Missouri action and the Delaware action. Pursuant to the terms of the Memorandum of Understanding, the parties agreed, among other things, that: (i) Holdings would waive Section 6.4(a)(C) of the merger agreement to permit AMCE to provide non-public information to potential interested parties in response to any bona fide unsolicited written acquisition proposals by such parties (which it did), (ii) AMCE would make certain disclosures requested by the plaintiff in the proxy statement and the related Schedule 13E-3 in connection with the special meeting to approve the Merger (which it did) and (iii) AMCE would pay, on behalf of the defendants, fees and expenses of plaintiffs' counsel in the amount of $1.7 million (which such amounts AMCE believes are covered by its existing directors and officers insurance policy). In reaching this settlement, AMCE confirmed to the plaintiffs that Lazard and Goldman Sachs had each been provided with the financial information included in AMCE's earnings press release, issued on the same date as the announcement of the merger agreement. The Memorandum of Understanding also provides for the dismissal of the Missouri action and the Delaware action with prejudice and release of all related claims against AMCE, the other defendants and their respective affiliates. The settlement as provided for in the Memorandum of Understanding is contingent upon, among other things, approval by the court.

        Marquee, in the normal course of business, is party to various legal actions. Except as described above, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of Marquee.

AMC ENTERTAINMENT INC.

UNAUDITED FINANCIAL STATEMENTS

        As discussed in its Annual Report on Form 10-K for the fifty-two weeks ended April 1, 2004, in connection with the fiscal 2004 annual audit of the AMC Entertainment Inc. consolidated financial statements, the Company, with the concurrence of its independent registered public accounting firm, determined that its financial statements for the thirty-nine weeks ended January 1, 2004 as previously filed needed to be restated for the following items:

        Foreign deferred tax assets:    The Company had previously recorded valuation allowances against deferred tax assets in foreign jurisdictions when it became clear, based on theatre impairments or other factors, that it would not be profitable in those jurisdictions. The Company has now determined that full valuation allowances should be recorded against deferred tax assets in all foreign jurisdictions when it is more likely than not that the deferred tax assets will not be realized.

        The Company had historically evaluated the recoverability of its deferred tax assets for both domestic and foreign jurisdictions based on the weight of available positive evidence (evidence indicating that deferred taxes would be recoverable) and negative evidence (evidence indicating that deferred taxes would not be recoverable). The Company believed it was following the guidance in paragraph 17(e) of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes and recorded valuation allowances for its domestic and foreign jurisdictions when the negative evidence outweighed the positive evidence, which the Company believed to be consistent with the "more likely than not" criteria in paragraph 17(e).

        Consideration and appropriate weighting of positive and negative evidence is an inherently subjective process. The Company historically applied the more likely than not criteria with respect to foreign jurisdictions by recording valuation allowances against deferred income tax assets when it became clear, based on theatre impairments or other factors, that it would not be profitable in those jurisdictions. Under this model the Company recorded a valuation allowance in France during fiscal 2001 when the theatre was impaired and in Sweden during fiscal 2002 when that theatre was impaired.

        In consultation with its independent registered public accounting firm in connection with the annual audit of its 2004 financial statements, the Company determined that it should have given greater weight (than it originally had) to the objectively verifiable negative evidence in its foreign jurisdiction (e.g., start up losses). With this greater weighting of the negative evidence, the Company concluded that it was "more likely than not" that the deferred income tax assets would not be realized. As a result, the Company determined that its operations in foreign tax jurisdictions constituted "start-up" operations and therefore it was appropriate to record full valuation allowances on the results of operations until the "start-up" operations became profitable and therefore would provide a basis for increased weighting of positive future taxable income and reduced weighting of negative evidence relating to losses.

        Accordingly, the Company has restated its financial statements for the thirty-nine weeks ended January 1, 2004 to reflect additional valuation allowances on foreign deferred tax assets. The effects of such adjustments are summarized as follows:

Thirty-nine Week Period April 4, 2003 through January 1, 2004
(restated) (Predecessor)
Increase in income tax provision and net loss	$6.15 million

        Swedish tax benefits recorded in loss from discontinued operations:    During the thirty-nine weeks ended January 1, 2004, the Company recorded a $2,500,000 U.S. federal income tax benefit generated from a worthless stock deduction relating to the Company's Sweden operations which were sold in that quarter. The Company subsequently determined that the income tax benefit should have been recorded in the year ended March 28, 2002 (the period in which the Sweden investment was restructured and became worthless).

        Accordingly, the Company has restated its financial statements for the thirty-nine weeks ended January 1, 2004 to record the adjustment. The adjustments (which is recorded in loss from discontinued operations) are summarized as follows:

Thirty-nine Week Period April 4, 2003 through January 1, 2004
(restated) (Predecessor)
Increase in loss from discontinued operations and net loss	$2.50 million

        Straight-line contingent rentals:    Rent expense for leases with rent escalation clauses are required to be recorded on a straight-line method under certain circumstances. The Company recently determined that it has one lease that has a clause for contingent rents in which case the contingency was virtually certain to occur. Rent expense for this lease should have been recorded on the straight-line method. Accordingly, the Company has restated its financial statements for the thirty-nine weeks ended January 1, 2004 to reflect the straight-line method of recording the contingent portion of rent expense for this one lease. The effects of such adjustments are summarized as follows:

Thirty-nine Week Period April 4, 2003 through January 1, 2004
(restated) (Predecessor)
Increase in net loss	$0.183 million

        The following table sets forth the previously reported amounts and the restated amounts reflected in the accompanying Consolidated Financial Statements:

	Thirty-nine Week Periods
(in thousands)	As Previously Reported April 4, 2003 through January 1, 2004	As Restated April 4, 2003 through January 1, 2004
	(Predecessor)	(Predecessor)
Statement of Operations Data:
Rent	$234,904	$235,237
Total costs and expenses	1,273,257	1,273,590
Earnings from continuing operations before income taxes	52,360	52,027
Income tax provision	21,900	27,900
Earnings from continuing operations	30,460	24,127
Loss from discontinued operations	(1,331)	(3,831)
Net earnings	29,129	20,296
Earnings (loss) for shares of common stock	602	(8,231)

        All previously reported amounts affected by the restatement that appear elsewhere in these consolidated financial statements have also been restated.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Thirty-nine Week Periods (unaudited)
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004
			(restated)
	(Successor)	(Predecessor)	(Predecessor)
Revenues
Admissions	$41,932	$907,509	$942,799
Concessions	16,445	344,685	356,159
Other theatre	1,817	46,840	39,821
NCN and other	1,420	38,811	41,319

Total revenues	61,614	1,337,845	1,380,098
Costs and Expenses
Film exhibition costs	22,694	485,018	510,675
Concession costs	1,959	41,244	39,948
Theatre operating expense	8,703	312,515	316,488
Rent	6,341	243,711	235,237
NCN and other	939	31,440	35,511
General and administrative:
Stock-based compensation	—	—	1,702
Merger and acquisition costs	20,000	41,032	5,344
Other	1,382	34,554	34,570
Preopening expense	66	1,292	3,165
Theatre and other closure expense	132	10,758	3,812
Depreciation and amortization	3,272	92,091	89,619
Disposition of assets and other gains	—	(2,715)	(2,481)

Total costs and expenses	65,488	1,290,940	1,273,590

Other expense (income)
Interest expense
Corporate borrowings	14,686	66,851	48,182
Capital and financing lease obligations	90	7,408	8,022
Investment income	(2,247)	(6,476)	(1,723)

Total other expense	12,529	67,783	54,481

Earnings (loss) from continuing operations before income taxes	(16,403)	(20,878)	52,027
Income tax provision	1,500	15,000	27,900

Earnings (loss) from continuing operations	(17,903)	(35,878)	24,127
Loss from discontinued operations, net of income tax benefit	—	—	(3,831)

Net earnings (loss)	$(17,903)	$(35,878)	$20,296

Preferred dividends	—	104,300	28,527

Loss for shares of common stock	$(17,903)	$(140,178)	$(8,231)

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 30, 2004	April 1, 2004
	(Successor)	(Predecessor)
	(Unaudited)
ASSETS
Current assets
Cash and equivalents	$140,011	$333,248
Receivables, net of allowance for doubtful accounts of $1,251 as of December 30, 2004 and $1,118 as of April 1, 2004	53,111	39,812
Other current assets	57,823	62,676

Total current assets	250,945	435,736
Property, net	963,552	777,277
Intangible assets, net	200,320	23,918
Goodwill	1,408,511	71,727
Deferred income taxes	64,787	143,944
Other long-term assets	80,115	53,932

Total assets	$2,968,230	$1,506,534

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$138,537	$107,234
Accrued expenses and other liabilities	174,900	112,386
Deferred revenues and income	89,035	76,131
Current maturities of corporate borrowings and capital and financing lease obligations	223,827	2,748

Total current liabilities	626,299	298,499
Corporate borrowings	943,336	686,431
Capital and financing lease obligations	60,085	58,533
Other long-term liabilities	420,940	182,467

Total liabilities	2,050,660	1,225,930

Commitments and contingencies
Stockholder's equity:
Series A Convertible Preferred Stock, 66 2/3¢ par value; 0 shares issued and outstanding as of December 30, 2004 and 299,477 shares issued and outstanding as of April 1, 2004 (aggregate liquidation preference of $0 as of December 30, 2004 and $304,525 as of April 1, 2004)	—	200
Common Stock, 1 share issued as of December 30, 2004 with 1¢ par value and 33,889,753 shares issued as April 1, 2004 with 66 2/3¢ par value	—	22,593
Convertible Class B Stock, 66 2/3¢ par value; 0 shares issued and outstanding as of December 30, 2004 and 3,051,597 shares issued and outstanding as of April 1, 2004	—	2,035
Additional paid-in capital	934,901	469,498
Accumulated other comprehensive earnings (loss)	572	(1,993)
Accumulated deficit	(17,903)	(210,716)
Common Stock in treasury, at cost, 77,997 shares as of April 1, 2004	—	(1,013)

Total stockholder's equity	917,570	280,604

Total liabilities and stockholder's equity	$2,968,230	$1,506,534

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Thirty-nine Week Periods (unaudited)
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004
			(restated)
	(Successor)	(Predecessor)	(Predecessor)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities:
Net earnings (loss)	$(17,903)	$(35,878)	$20,296
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	3,272	92,091	89,619
Non-cash portion of stock-based compensation	—	—	1,702
Non-cash portion of pension and postretirement expense	139	5,273	4,522
Deferred income taxes	1,090	10,578	24,590
Disposition of assets and other gains	—	(294)	(2,481)
Loss on sale-discontinued operations	—	—	5,591
Change in assets and liabilities, net of effects from acquisition of AMCE:
Receivables	2,023	(24,219)	(15,663)
Other assets	(13,823)	20,438	(15,219)
Accounts payable	1,096	1,540	35,818
Accrued expenses and other liabilities	34,335	60,098	32,630
Other, net	(1,902)	12,027	4,084

Net cash provided by operating activities	8,327	141,654	185,489

Cash flows from investing activities:
Capital expenditures	(1,490)	(66,155)	(72,636)
Acquisition of MegaStar Cinemas L.L.C., net of cash acquired	—	—	(13,049)
Purchase of leased furniture, fixtures and equipment	—	—	(15,812)
Payment on disposal—discontinued operations	—	—	(5,252)
Increase in restricted cash	(456,762)	(627,338)	—
Release of restricted cash	456,762	—	—
Acquisition of AMCE, net of cash acquired	(1,268,564)	—	—
Proceeds from disposition of long-term assets	—	277	1,946
Other, net	181	821	(9,105)

Net cash used in investing activities	(1,269,873)	(692,395)	(113,908)

Cash flows from financing activities:
Proceeds from issuance of 8 5/8% Senior Unsecured Fixed Rate Notes due 2012	250,000	250,000	—
Proceeds from issuance of Senior Unsecured Floating Rate Notes due 2010	205,000	205,000	—
Proceeds from issuance of 12% Senior Discount Notes due 2014	—	169,918	—
Principal payments under capital and financing lease obligations	(27)	(2,020)	(1,937)
Change in cash overdrafts	27,827	3,710	(495)
Change in construction payables	—	(2,234)	(5,291)
Cash portion of preferred dividends	—	(9,349)	—
Capital contribution from Marquee Holdings Inc.	934,901	—	—
Deferred financing costs	(16,546)	—	—
Proceeds from exercise of stock options	—	52	3,888
Treasury stock purchases and other	—	(333)	(440)

Net cash provided by (used in) financing activities	1,401,155	614,744	(4,275)

Effect of exchange rate changes on cash and equivalents	402	(615)	(946)

Net increase in cash and equivalents	140,011	63,388	66,360
Cash and equivalents at beginning of period	—	333,248	244,412

Cash and equivalents at end of period	$140,011	$396,636	$310,772

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest (including amounts capitalized of $0, $658 and $2,423)	$—	$42,629	$41,428
Income taxes paid, net of refunds	—	2,364	11,430
Schedule of non-cash investing and financing activities:
Assets capitalized under EITF 97-10	$4,941	$—	$—
Preferred dividends	—	93,475	28,527
Issuance of Common Stock related to purchase of GC Companies, Inc.	—	2,021	—

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 30, 2004

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

        AMC Entertainment Inc. ("AMCE" or "the Company") is an intermediate holding company which, through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC") and its subsidiaries, AMC Entertainment International, Inc. ("AMCEI") and National Cinema Network, Inc. ("NCN") (collectively with AMCE, unless the context otherwise requires, the "Company"), is principally involved in the theatrical exhibition business throughout North America and in China (Hong Kong), Japan, France, Portugal, Spain and the United Kingdom. The Company's North American theatrical exhibition business is conducted through AMC and AMCEI. The Company's International theatrical exhibition business is conducted through AMCEI. The Company is also involved in the business of providing on-screen advertising and other services to AMC and other theatre circuits through a wholly owned subsidiary, NCN.

        The Company completed a merger on December 23, 2004 in which Marquee Holdings Inc. ("Holdings") acquired the Company. See Note 2—Acquisitions for additional information regarding the merger. Marquee Inc. ("Marquee", or "Successor") is a company formed on July 16, 2004. On December 23, 2004, pursuant to a merger agreement, Marquee merged with AMCE (the "Predecessor"). Upon the consummation of the merger between Marquee Inc. and AMCE on December 23, 2004, Marquee Inc. was dissolved and renamed as AMCE, which is the legal name of the surviving reporting entity. The merger was treated as a purchase with Marquee being the "accounting acquiror" in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a result, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMCE, as of December 23, 2004, the merger date. The consolidated financial statements presented herein are those of the accounting acquiror from its inception on July 16, 2004 through December 30, 2004, and those of its Predecessor, AMCE, for all prior periods through the merger date.

        In association with the merger transaction discussed above, two merger entities were formed on July 16, 2004, Marquee Inc. and Holdings. To finance the merger and related transactions, on August 18, 2004, (i) Marquee issued $250,000,000 aggregate principal amount of 8 5/8% senior unsecured fixed rate Notes due 2012 ("Fixed Notes due 2012") and $205,000,000 aggregate principal amount of senior unsecured floating rate notes due 2010 ("Floating Notes due 2010") and (ii) Holdings issued $304,000,000 aggregate principal amount at maturity of its 12% senior discount notes due 2014 ("Discount Notes due 2014") for gross proceeds of $169,917,760. The only operations of Marquee and Holdings prior to the Merger were related to these financings. Because the Company was the primary beneficiary of the two merger entities which were considered variable interest entities as defined in FIN 46 (R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, the Company was required to consolidate the merger entities' operations and financial position into the Company's financial statements as of and through the period ended December 23, 2004. Upon consummation of the merger, Marquee was merged with and into AMCE and the letters of credit which gave rise to consolidation of the entities under FIN 46 were cancelled. As such, Marquee's operations and financial position are included within the Company's Consolidated Financial Statements and Holding's results of operations are included within the Predecessor Company's Consolidated Financial Statements from its inception on July 16, 2004 through December 23, 2004. Subsequent to December 23, 2004 AMCE deconsolidated Holdings' assets and liabilities.

        The results of operations of Holdings included within the Predecessor Company's Consolidated Statements of Operations for the period from April 2, 2004 through December 23, 2004 include interest expense of $7,135,000 and interest income of $831,000.

        Holdings is a holding company with no operations of its own and has no ability to service interest or principal on the Discount Notes due 2014 other than through any dividends it may receive from the Company. The Company will be restricted, in certain circumstances, from paying dividends to Holdings by the terms of the indentures governing the Fixed Notes due 2012, the Floating Notes due 2010 and the Existing Subordinated Notes and the amended credit facility. The Company has not guaranteed the indebtedness of Holdings nor pledged any of its assets as collateral.

        The accompanying unaudited consolidated financial statements have been prepared in response to the requirements of Form 10-Q and should be read in conjunction with the Company's annual report on Form 10-K/A for the year (52 weeks) ended April 1, 2004. In the opinion of management, these interim financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations. Due to the seasonal nature of the Company's business, results for the thirty-nine weeks ended December 30, 2004 are not necessarily indicative of the results to be expected for the fiscal year (52 weeks) ending March 31, 2005.

        The April 1, 2004 consolidated balance sheet data was derived from the audited balance sheet, but does not include all disclosures required by generally accepted accounting principles.

        Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current period presentation.

        Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified within accounts payable in the balance sheet. The amount of these checks included in accounts payable as of December 30, 2004 and April 1, 2004 was $51,274,000 and $19,737,000, respectively.

        The consolidated financial statements include the accounts of AMCE and all of its subsidiaries.

NOTE 2—ACQUISITIONS

The Merger

        On December 23, 2004, the Company completed a merger in which Holdings acquired the Company pursuant to an Agreement and Plan of Merger, dated as of July 22, 2004 (the "Merger Agreement"), by and among the Company, Holdings and Marquee. Marquee, a wholly owned subsidiary of Holdings, merged with and into the Company, with the Company remaining as the surviving entity (the "Merger") and becoming a wholly owned subsidiary of Holdings. The Merger was voted on and approved by the Company's shareholders on December 23, 2004.

        Pursuant to the terms of the Merger Agreement, each issued and outstanding share of the Company's Common Stock and Convertible Class B stock was converted into the right to receive $19.50 in cash and each issued and outstanding share of the Company's Series A Convertible Preferred Stock was converted into the right to receive $2,727.27 in cash. The total amount of consideration paid in the Merger was approximately $1,665,200,000. The Company made payments to holders of its Common Stock, Convertible Class B Stock and Series A Convertible Preferred Stock in the aggregate amount of $1,647,300,000 and Holdings made payments of $17,900,000 to the holders of 1,451,525 vested in-the-money options and holders of 520,350 deferred stock units that vested upon closing the Merger. The Company has recorded $61,032,000 ($20,000,000 Successor and $41,032,000 Predecessor) of general and administrative expenses related to the Merger of which $37,061,000 were unpaid as of December 30, 2004. Included in these amounts are $20,000,000 of Successor transaction fees paid to J.P. Morgan Partners (BHCA), L.P. and Apollo Investment Fund V, L.P. and certain related investment funds, which were unpaid as of December 30, 2004.

        The Company has accounted for the Merger as a purchase in accordance with Statement of Financial Accounting Standards No 141 Business Combinations with Marquee being the accounting acquiror and AMCE being the acquired entity. As such the financial information presented herein represents (i) the period from inception on July 16, 2004 through December 30, 2004, the thirty-eight weeks ended December 23, 2004, and the thirty-nine weeks ended January 1, 2004, (ii) the Consolidated Balance Sheet of the Successor as of December 30, 2004 and the Consolidated Balance Sheet of the Predecessor as of April 1, 2004, and (iii) the Consolidated Statements of Cash Flows of the Successor for the period from inception on July 16, 2004 through December 30, 2004 and the Consolidated Statements of Cash Flows of the Predecessor for the thirty-eight weeks ended December 23, 2004, and the thirty-nine weeks ended January 1, 2004.

        The following is a summary of the allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the Merger. The allocation of purchase price is based on management's judgment after evaluating several factors, including actuarial estimates for pension liabilities, market prices of our indebtedness and a preliminary valuation assessment prepared by a valuation specialist and is subject to further analysis and completion:

Cash and equivalents	$396,636
Other current assets	99,111
Property, net	965,034
Intangible assets	200,604
Goodwill	1,408,511
Deferred income taxes	65,599
Other long-term assets	65,852
Current liabilities	(341,633)
Corporate borrowings	(709,283)
Capital and financing lease obligations	(63,296)
Other long-term liabilities	(421,935)

Total estimated purchase price	$1,665,200

        Amounts recorded for goodwill are not subject to amortization, are expected to be allocated to each of the Company's three operating segments (the reporting units) and are not expected to be deductible for tax purposes. It is not yet practicable to determine the amount of goodwill by reportable segment until further analysis is completed. The Company will perform annual impairment tests for goodwill during its fourth fiscal quarter.

        Intangible assets include $73,000,000 related to the AMC trademark and tradename, $61,326,000 related to favorable leases and $46,000,000 related to the Company's Moviewatcher customer loyalty program (a customer relationship intangible asset). These fair values are based on a preliminary study performed by a valuation specialist. The AMC trademark and tradename is an indefinite-lived intangible asset which is not subject to amortization, but does require impairment evaluation during each reporting period to determine whether events and circumstances continue to support an indefinite useful life. The weighted average amortization period for favorable leases is approximately thirteen years and the amortization period for the Moviewatcher customer loyalty program is eight years.

        Amortization expense and accumulated amortization are as follows:

Thirty-nine Week Period
(In thousands)	From Inception July 16, 2004 through December 30, 2004
(Successor)
Amortization expense of favorable leases	$96
Amortization expense of loyalty program	111
Amortization of software	25

Total	$232

(In thousands)	As of December 30, 2004
(Successor)
Accumulated amortization of favorable leases	$96
Accumulated amortization of loyalty program	111
Accumulated amortization of software	25

Total	$232

        Estimated amortization expense for the current and next five fiscal years is as follows:

(In thousands)	Favorable leases	Loyalty program	Total
	(Successor)	(Successor)	(Successor)
2005 (14 weeks)	$1,345	$3,864	$5,209
2006	4,848	11,086	15,934
2007	4,800	8,510	13,310
2008	4,715	6,486	11,201
2009	4,678	4,968	9,646
2010	4,579	3,956	8,535

        The unaudited pro forma financial information presented below sets forth the Company's historical statements of operations for the periods indicated and give effect to the Merger and related debt issuances as adjusted for the related preliminary purchase price allocations as of the beginning of the respective periods. Because the pro forma financial information gives effect to the Merger and related debt issuances as adjusted for the related preliminary purchase price allocations as of the beginning of the respective periods, all pro forma information is for the Successor. Such information is presented for comparative purposes only and does not purport to represent what the Company's results of operations would actually have been had these transactions occurred on the date indicated or to project its results of operations for any future period or date.

	Thirty-nine Week Periods
(In thousands, except per share data)	Pro Forma April 2, 2004 through December 30, 2004	Pro Forma April 4, 2003 through January 1, 2004
	(Successor)	(Successor)
Revenues
Admissions	$949,441	$942,799
Concessions	361,130	356,159
Other theatre	48,657	39,821
NCN and other	40,231	41,319

Total Revenues	1,399,459	1,380,098
Expenses
Film exhibition costs	507,712	510,675
Concession costs	43,203	39,948
Theatre operating expense	321,218	316,488
Rent	237,299	222,148
NCN and other	32,379	35,511
General and administrative:
Stock-based compensation	—	1,702
*Merger and acquisition costs	61,032	5,344
Other	35,936	34,570
Preopening expense	1,358	3,165
Theatre and other closure expense	10,890	3,812
Depreciation and amortization	127,905	123,018
Disposition of assets and other gains	(2,715)	(2,481)

Total costs and expenses	1,376,217	1,293,900
Other expense (income)
Interest expense
Corporate borrowings	81,604	74,516
Capital and financing lease obligations	7,498	8,022
Investment income	(6,498)	(1,723)

Total other expense	82,604	80,815

Earnings (loss) from continuing operations before income taxes	(59,362)	5,383
Income tax provision	7,800	9,200

Loss from continuing operations	(67,162)	(3,817)

Loss from discontinued operations, net of income tax benefit	—	(3,831)

Net loss	$(67,162)	$(7,648)

*
Represent non-recurring transaction costs for the Merger and related transactions.

        The following are statements of Stockholder's/ Stockholders' Equity for the Successor from Inception on July 16, 2004 to December 30, 2004 and for the Predecessor from April 2, 2004 through December 23, 2004.

Successor from Inception on July 16, 2004 through December 30, 2004

	Common			Accumulated Other Comprehensive Loss		Total Stockholder's Equity (Deficit)
(In thousands, except share data)			Additional Paid-in Capital		Accumulated Deficit
	Shares	Amount
Balance, July 16, 2004	—	$—	$—	$—	$—	$—
Comprehensive loss:
Net loss	—	—	—	—	(17,903)	(17,903)
Foreign currency translation adjustment	—	—	—	563	—	563
Unrealized gain on marketable securities	—	—	—	9	—	9

Comprehensive loss						(17,331)
Capital Contribution Marquee Holdings Inc.	1	—	934,901	—	—	934,901

Balance, December 30, 2004	1	$—	$934,901	$572	$(17,903)	$917,570

 AMC ENTERTAINMENT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 30, 2004

(Unaudited)

NOTE 2—ACQUISITIONS (Continued)

Predecessor from April 2, 2004 through December 23, 2004

					Convertible Class B Stock
	Preferred Stock		Common
(In thousands, except share data)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, April 2, 2004	299,477	$200	33,889,753	$22,593	3,051,597	$2,035
Comprehensive loss:
Net loss	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Unrealized gain on marketable securities	—	—	—	—	—	—
Comprehensive loss
Preferred stock for dividends	39,479	26	—	—	—	—
Preferred stock dividends	—	—	—	—	—	—
Preferred stock accretion	—	—	—	—	—	—
Stock awards, options exercised and other (net of tax benefit of $20)	—	—	82,565	51	—	—
Deferred stock units and awards	—	—	—	—	—	—
Stock issued in connection with acquisition of GC	—	—	148,148	99	—	—
Treasury stock purchase	—	—	—	—	—	—
Elimination of Predecessor Company stockholders' equity	(338,956)	(226)	(34,120,466)	(22,743)	(3,051,597)	(2,035)

Balance, December 23, 2004	—	$—	—	$—	—	$—

			Common Stock in Treasury
	Accumulated Other Comprehensive Loss				Total Stockholders' Equity (Deficit)
Additional Paid-in Capital		Accumulated Deficit
			Shares	Amount
$469,498	$(1,993)	$(210,716)	77,997	$(1,013)	$280,604

—	—	(35,878)	—	—	(35,878)
—	3,241	—	—	—	3,241
—	147	—	—	—	147

					(32,490)
93,449	—	—	—	—	93,475
(104,300)	—	—	—	—	(104,300)
1,476	—	—	—	—	1,476

12	—	—	—	—	63
7,949	—	—	—	—	7,949
1,922	—	—	—	—	2,021
—	—	—	22,372	(333)	(333)

(470,006)	(1,395)	246,594	(100,369)	1,346	(248,465)

$—	$—	$—	—	$—	$—

        Marquee used the net proceeds from the sale of the Company notes (as described below), together with existing cash balances of the Company and the proceeds from the equity contribution from Holdings (consisting of equity contributed by the Sponsors (as defined below), the co-investors and certain members of management and the net proceeds of an offering of Holdings notes), to finance the Merger.

        The Company is 100% owned by Holdings.

Fixed Rate Notes and Floating Rate Notes.

        As a result of the Merger, the Company became the obligor of $250,000,000 in aggregate principal amount of Fixed Rate Notes due 2012 ("Fixed Rate Notes") and $205,000,000 in aggregate principal amount of Floating Rate Notes due 2010 ("Floating Rate Notes" and together with the Fixed Rate Notes, the "Senior Notes") that were previously issued by Marquee on August 18, 2004. The Senior Notes (i) rank senior in right of payment to any of the Company's existing and future subordinated indebtedness, rank equally in right of payment with any of the Company's existing and future senior indebtedness and are effectively subordinated in right of payment to any of the Company's secured senior indebtedness and (ii) are fully and unconditionally guaranteed on a joint and several, senior unsecured basis by each of the Company's existing and future wholly owned subsidiaries that is a guarantor or direct borrower under the Company's other indebtedness. The Senior Notes are structurally subordinated to all existing and future liabilities and preferred stock of the Company's subsidiaries that do not guarantee the notes.

        The Fixed Rate Notes bear interest at the rate of 8 5/8% per annum, payable on February 15 and August 15 of each year, commencing February 15, 2005. The Fixed Rate Notes are redeemable at the Company's option, in whole or in part, at any time on or after August 15, 2008 at 104.313% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after August 15, 2010. The Floating Rate Notes bear interest at a rate per annum, reset quarterly, equal to 4 1/4% plus the three-month LIBOR interest rate. Interest on the Floating Rate Notes is payable quarterly on February 15, May 15, August 15 and November 15 and interest payments commenced on November 15, 2004. The interest rate is currently 6.54% per annum for the quarterly period ending February 14, 2005. The Floating Rate Notes are redeemable, in whole or in part, on or after August 15, 2006 at 103.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after August 15, 2009.

Amended Credit Facility.

        Concurrently with the consummation of the Merger, the Company has entered into an amendment to its credit facility. The Company refers to this amended credit facility as "amended credit facility". As of December 30, 2004, the Company had no amounts outstanding under the amended credit facility and issued approximately $13,000,000 in letters of credit, leaving borrowing capacity under the amended credit facility of approximately $162,000,000.

        The amended credit facility permits borrowings at interest rates based on either the bank's base rate or LIBOR, plus applicable margins ranging from 1.0% to 2.0% on base rate loans and from 2.0%

to 3.0% on LIBOR loans, and requires an annual commitment fee of 0.5% on the unused portion of the commitment. The amended credit facility matures on April 9, 2009. The total commitment under the amended credit facility is $175,000,000, but the amended credit facility contains covenants that limit the Company's ability to incur debt (whether under the amended credit facility or from other sources).

        The amended credit facility includes several financial covenants, including (i) a maximum net indebtedness to Annualized EBITDA ratio (as defined in the amended credit facility) generally, the ratio of the principal amount of outstanding indebtedness (less cash and equivalents) as of the last day of the most recent quarter to earnings for the most recent four quarters before interest, taxes, depreciation, amortization, any call premium (or original issue discount) expenses and other noncash charges, theatre closing or disposition costs, theatre opening costs, and gains or losses from asset sales, except that expenses incurred in connection with the Merger and related transactions are excluded, and including an adjustment for any permanently closed, disposed of or acquired theatre on a pro forma basis as if such closure, disposition or acquisition occurred on the first day of the calculation period), of Holdings of 5.75 to 1 with certain step-downs of such ratio to 5.00 from March 31, 2006 through March 29, 2007 and to 4.50 from March 30, 2007 through April 9, 2009, (ii) a minimum cash interest coverage ratio, as defined in the amended credit facility, except that expenses incurred in connection with the Merger and related transactions are excluded (generally, the ratio of Annualized EBITDA for the most recent four quarters to consolidated interest expense for such period of the Company) of 1.75 to 1, and (iii) a ratio of maximum net senior indebtedness to Annualized EBITDA of the Company, as defined in the amended credit facility except that expenses incurred in connection with the Merger and related transactions shall be excluded, for the most recent four quarters of 3.5 to 1. As of December 30, 2004, the Company was in compliance with these covenants. The amended credit facility also generally imposes limitations on investments, the incurrence of additional indebtedness, creation of liens, changes of control, transactions with affiliates, restricted payments, dividends, repurchase of capital stock or subordinated debt, mergers, investments, guarantees, asset sales and business activities.

        On February 15, 2005, the Company filed a Notification of Late Filing on Form 12b-25 regarding its inability to timely file its quarterly report on Form 10-Q for the thirty-nine weeks ended December 30, 2004 (the "Third Quarter Form 10-Q"). In the notice, the Company stated that it requires additional time to prepare and file its Third Quarter Form 10-Q, as AMCE is currently resolving issues regarding the appropriate accounting treatment for its Merger with Marquee Inc. consummated on December 23, 2004. AMCE has received confirmation from the requisite lenders under its amended credit facility that they will extend the financial statements delivery requirement until April 15, 2005 and waive any default relating to its failure to deliver such financial statements before that date.

        The amended credit facility allows the Company to incur debt that qualifies as subordinated debt thereunder, and permits $125,000,000 of new debt plus capital lease obligations, subject to meeting the Company's financial covenants.

        Additionally, certain of the Company's domestic wholly owned subsidiaries guarantee the amended credit facility. The amended credit facility is secured by a pledge of the Company's capital stock by Holdings and substantially all of the tangible and intangible personal property located in the United

States that the Company or such guarantors own, which includes, but is not limited to, all the outstanding stock of American Multi-Cinema, Inc., AMC-GCT, Inc. and its subsidiaries, AMC Entertainment International, Inc., National Cinema Network, Inc., AMC Realty, Inc. and Centertainment, Inc. as well as accounts, deposit accounts, general intangibles (including patents, trademarks and other intellectual property), commercial tort claims, goods and instruments, among other types of personal property.

        Amounts outstanding under the amended credit facility may become payable prior to the maturity date in part upon the occurrence of certain asset sales, or in whole upon the occurrence of specified events of default. In addition to the non-payment of amounts due to lenders or non-performance of covenants, among other matters, an event of default will occur upon (i) the failure to pay other indebtedness, or the acceleration of the maturity or redemption of other indebtedness or preferred stock in either case exceeding $5,000,000, (ii) the occurrence of any default which enables holders of any preferred stock to appoint additional members to the board and the occurrence of a change in control, as defined in the amended credit facility (although the Company does not currently have any outstanding preferred stock), and (iii) any default under the terms applicable to any of the Company's leases with aggregate remaining lease payments exceeding $13,000,000 which results in the loss of use of the property subject to such lease or any default (that is not cured or waived or if cured or waived involved the payment of an amount in excess of $13,000,000) under the terms applicable to any such leases with aggregate remaining lease payments exceeding $50,000,000.

Change of Control Offer for Senior Subordinated Notes due 2011.

        The Merger constituted a "change of control" under the Notes due 2011 in the aggregate principal amount of $214,474,000, which allows the holders of those notes to require the Company to repurchase their notes at 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. The Company commenced this change of control offer on January 11, 2005 and must purchase the notes no later than 60 days from this date. The change of control offer is required to remain open for at least 20 business days and expired on February 10, 2005. Bondholders tendered $1,663,000 of the Notes due 2011, which were repurchased using existing cash. The Company has classified the Notes due 2011 as current liabilities as a result of the change of control offer and will classify them as long-term liabilities within Corporate Borrowings in the Company's Form 10-K for the period ended March 31, 2005.

Notice of Delisting.

        In connection with and as a result of the Merger, the Company is no longer a publicly traded company and has delisted its common stock, par value 66 2/3 ¢ par value, from the American Stock Exchange on December 23, 2004.

Acquisition of MegaStar Cinemas, L.L.C.

        On December 19, 2003, the Company acquired certain of the operations and related assets of MegaStar Cinemas, L.L.C. ("MegaStar") for an estimated cash purchase price of $15,037,000. In connection with the acquisition, the Company assumed leases on three theatres with 48 screens in Minneapolis and Atlanta. All three of the theatres feature stadium seating and have been built since 2000. As of December 30, 2004, $1,500,000 of the estimated total purchase price was unpaid. The results of operations are included in the Consolidated Statements of Operations from December 19, 2003. The Company believes the results of operations of the acquired theatres are not material to the Company's Consolidated Statements of Operations and proforma information for fiscal 2004 is not included herein.

        The following is a summary of the allocation of the purchase price to the estimated fair values of assets acquired from MegaStar. The Company retains an independent appraisal firm that specializes in valuations for purposes of calculating and estimating the fair values of certain assets and liabilities acquired in connection with its business combinations. The Company retained the valuation specialist to assist the Company with calculating and estimating the fair values of leases, trademarks and tangible personal property acquired. The Company considered various valuation approaches presented by the valuation specialist when estimating fair value including, the Income Approach, the Market Approach and the Cost Approach. For purposes of the fair value analysis for the acquisition, a combination of all three methods was utilized. The Company evaluated the fair value methods described above, and determined that they were an appropriate and reasonable means of determining fair value for the acquisition. The allocation of purchase price is based on a study performed by the valuation specialist:

(In thousands)
Cash and equivalents	$40
Current assets	94
Property	6,762
Other long-term assets	84
Other long-term liabilities	(3,297)
Goodwill	11,354

Total purchase price	$15,037

        Amounts recorded for goodwill are not subject to amortization, were recorded at the Company's North American theatrical exhibition operating segment (the reporting unit) and are expected to be deductible for tax purposes. Subsequent to the Merger this goodwill was considered in the goodwill related to the Merger.

NOTE 3—DISCONTINUED OPERATIONS

        On December 4, 2003, the Company sold its only theatre in Sweden. The Company opened its theatre in Sweden during fiscal 2001 and since that time the Company has incurred pre-tax losses of $17,210,000, including a $4,668,000 impairment charge in fiscal 2002 and a $5,591,000 loss on sale in fiscal 2004.

        The operations and cash flows of the Sweden theatre have been eliminated from the Company's ongoing operations as a result of the disposal transaction and the Company does not have any significant continuing involvement in the operations of the Sweden theatre after the disposal transaction. The results of operations of the Sweden theatre have been classified as discontinued operations, and information presented for all periods reflects the new classification. The operations of the Sweden theatre were previously reported in the Company's International operating segment. Components of amounts reflected as loss from discontinued operations in the Company's Consolidated Statements of Operations are presented in the following table:

Statements of operations data:

Thirty-nine Week Period April 4, 2003 through January 1, 2004
(restated)
(Predecessor)
(In thousands)
Revenues
Admissions	$3,378
Concessions	949
Other theatre	198

Total revenues	4,525
Costs and Expenses
Film exhibition costs	1,698
Concession costs	321
Theatre operating expense	1,572
Rent	1,678
General and administrative expense—other	54
Depreciation and amortization	42
Loss on disposition of assets	5,591

Total costs and expenses	10,956
Loss before income taxes	(6,431)
Income tax benefit	(2,600)

Loss from discontinued operations	$(3,831)

NOTE 4—COMPREHENSIVE EARNINGS (LOSS)

        The components of comprehensive earnings (loss) are as follows (in thousands):

	Thirty-nine Week Periods
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004
			(restated)
	(Successor)	(Predecessor)	(Predecessor)
Net earnings (loss)	$(17,903)	$(35,878)	$20,296
Foreign currency translation adjustment	563	3,241	7,141
Decrease in unrealized loss on marketable equity securities	9	147	454

	$(17,331)	$(32,490)	$27,891

NOTE 5—STOCKHOLDER'S EQUITY

        See Statement of Stockholder's Equity in Note 2 for details regarding the changes in the Company's Stockholder's Equity. See Part II Item 2 of this Form 10-Q for information about Company repurchases of Common Stock.

Stock-based Compensation

        During the second quarter of fiscal 2004 the Company's Shareholders approved and the Company adopted the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (the "2003 LTIP"). The 2003 LTIP provides for five basic types of awards: (i) grants of stock options which are either incentive or non-qualified stock options, (ii) grants of restricted stock awards, (iii) grants of deferred stock units, (iv) grants of deferred cash awards and (v) performance grants which may be settled in stock options, shares of common stock, restricted stock, deferred stock units, deferred cash awards, or cash, or any combination thereof. The number of shares of Common Stock which may be sold or granted under the plan may not exceed 6,500,000 shares. The 2003 LTIP provides that the option exercise price for stock options may not be less than the fair market value of stock at the date of grant, options may not be repriced and unexercised options expire no later than ten years after date of grant. No options have been issued under the 2003 LTIP as of December 30, 2004.

        On June 11, 2004, the Board of Directors made performance grants for fiscal 2005 with award opportunities having an aggregate value of $12,606,000. These grants are subject to the satisfaction of performance measures during fiscal 2005 and/or the exercise of discretion by the Compensation Committee of the Board of Directors. The Company currently does not expect that certain of the performance measures for fiscal 2005 will be met and does not expect the related discretionary awards to be made. Accordingly, the Company has no expense or accrual recorded for the fiscal 2005 performance grants.

        On June 11, 2004, the Compensation Committee of the Board of Directors awarded 527,398 deferred stock units with a fair value of $7,917,000 and a deferred cash award of $1,606,000, to employees, which represented a 100% award based on achievement of all target-based grants made on September 18, 2003. Holdings made payments of $10,150,000 to the holders of 520,350 deferred stock units that vested upon closing the Merger.

        The Company accounts for the stock options, restricted stock awards and deferred stock units under plans that it sponsors following the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock issued to Employees and related interpretations. No stock-based employee compensation expense related to restricted stock awards and deferred stock units was recorded during the thirty-nine weeks ended December 30, 2004 and $1,702,000 was reflected in net earnings for the thirty-nine weeks ended January 1, 2004. No stock-based employee compensation expense for stock options was reflected in net earnings for those periods, as all stock options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant. Holdings made payments of $7,750,000 to the holders of 1,451,525 vested in-the-money options that vested upon closing the Merger.

        There are currently no outstanding share-based awards under the Company's 2003 LTIP subsequent to the Merger.

        The following table illustrates the effect on net earnings as if the fair value method had been applied to all stock awards, deferred stock units and outstanding and unvested options during each period in which share-based awards were outstanding:

	Thirty-nine Week Periods
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004
			(restated)
	(Successor)	(Predecessor)	(Predecessor)
	(In thousands, except per share data)
Net earnings:
As reported	$(17,903)	$(35,878)	$20,296
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	—	—	1,021
Deduct: Total stock-based compensation expense determined under fair value method for all, awards, net of related tax effects	—	—	(1,572)

Pro forma net earnings	$(17,903)	$(35,878)	$19,745

NOTE 6—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        A roll forward of reserves for theatre and other closure is as follows (in thousands):

	Thirty-nine Week Periods
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004
	(Successor)	(Predecessor)	(Predecessor)
Beginning Balance	$—	$17,870	$22,499
Transfered balance from AMCE	25,909	—	—
Theatre and other closure expense	132	10,758	3,812
Interest expense	2	1,585	2,048
General and administrative expense	—	73	50
Transfer of deferred rent and capital lease obligations	—	1,610	5,426
Payments	(549)	(5,987)	(9,359)

Ending Balance	$25,494	$25,909	$24,476

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance. Theatre closure reserves at December 30, 2004 by operating segment are as follows (in thousands):

December 30, 2004
(Successor)
North American Theatrical Exhibition	$23,854
International Theatrical Exhibition	1,196
NCN and Other	444

$25,494

        During the thirty-nine weeks ended December 30, 2004, the Company recognized $10,890,000 of theatre and other closure expense related primarily to the closure of 3 theatres with 22 screens included within the North American theatrical exhibition operating segment.

        See Management's Discussion and Analysis of Financial Condition and Results of Operations under Part I. Item 2. of this Form 10-Q for additional information regarding theatre and other closure expense.

NOTE 7—INCOME TAXES

        The difference between the effective tax rate on earnings before income taxes and the U.S. federal income tax statutory rate is as follows:

	Thirty-nine Week Periods
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004
			(restated)
	(Successor)	(Predecessor)	(Predecessor)
Federal statutory rate	35.0%	35.0%	35.0%
Valuation allowance	1.4	(28.8)	15.1
Merger costs	(42.6)	(68.8)	—
State income taxes, net of federal tax benefit	(1.9)	(7.0)	3.7
Other, net	(1.0)	(2.2)	1.7

Effective tax rate	(9.1)%	(71.8)%	55.5%

        The Company determines income tax expense for interim periods by applying Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes and APB Opinion No. 28, Interim Financial Reporting, which prescribes the use of the full year's estimated effective tax rate in financial statements for interim periods. As a consequence, permanent differences which are not deductible for federal income tax purposes and valuation allowances primarily on deferred tax assets in foreign tax jurisdictions serve to increase or decrease the effective federal income tax rate of 35%.

        The Company has entered into a tax sharing agreement with Holdings under which it will make cash payments to Holdings to enable it to pay any federal, state or local income taxes to the extent that such income taxes are directly attributable to Holdings' income.

NOTE 8—EMPLOYEE BENEFIT PLANS

        The Company sponsors a non-contributory qualified defined benefit pension plan generally covering all employees age 21 or older who have completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who are not covered by a collective bargaining agreement. The Company also offers eligible retirees the opportunity to participate in a health plan (medical and dental) and a life insurance plan. Employees may become eligible for these benefits at retirement provided the employee is at least age 55 and has at least 15 years of credited service.

        The Company made a minimum annual contribution of $1,541,000 to the defined benefit pension plan during the thirteen weeks ended July 1, 2004. The Company also made a discretionary contribution of $295,000 during the thirteen weeks ended September 30, 2004, which is expected to be the final contribution made to the plan during fiscal 2005.

        The measurement date used to determine pension and other postretirement benefits is January 1 of the fiscal year for which measurements are made.

        Net periodic benefit cost recognized for the three plans consists of the following (in thousands):

	Pension Benefits			Other Benefits
	Thirty-nine Week Periods
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004
	(Successor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)
Components of net periodic benefit cost:
Service cost	$61	$2,318	$1,930	$12	$444	$455
Interest cost	81	3,063	2,730	20	772	781
Expected return on plan assets	(64)	(2,426)	(2,239)	—	—	—
Recognized net actuarial (gain) loss	20	760	519	2	87	84
Amortization of unrecognized transition obligation	3	129	132	1	36	37
Amortization of prior service cost	2	70	72	1	20	21

	$103	$3,914	$3,144	$36	$1,359	$1,378

NOTE 9—OPERATING SEGMENTS

        Information about the Company's operations by operating segment is as follows (in thousands):

	Thirty-nine Week Periods
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004
			(restated)
	(Successor)	(Predecessor)	(Predecessor)
Revenues
North American theatrical exhibition	$56,436	$1,205,646	$1,249,450
International theatrical exhibition	3,758	93,388	89,329
NCN and other	2,330	57,711	55,641
Intersegment elimination	(910)	(18,900)	(14,322)

Total revenues	$61,614	$1,337,845	$1,380,098

Segment Adjusted EBITDA
North American theatrical exhibition	$19,968	$217,740	$234,841
International theatrical exhibition	529	(1,194)	1,590
NCN and other	481	7,371	5,808

Segment Adjusted EBITDA	$20,978	$223,917	$242,239

        A reconciliation of earnings (loss) from continuing operations before income taxes to Segment Adjusted EBITDA is as follows (in thousands):

	Thirty-nine Week Periods
	From Inception July 16, 2004 through December 30, 2004	April 2, 2004 through December 23, 2004	April 4, 2003 through January 1, 2004
			(restated)
	(Successor)	(Predecessor)	(Predecessor)
Earnings (loss) from continuing operations before income taxes	$(16,403)	$(20,878)	$52,027
Plus:
Interest expense	14,776	74,259	56,204
Depreciation and amortization	3,272	92,091	89,619
Preopening expense	66	1,292	3,165
Theatre and Other closure expense	132	10,758	3,812
Disposition of assets and other gains	—	(2,715)	(2,481)
Investment Income	(2,247)	(6,476)	(1,723)
General and administrative:
Stock-based compensation	—	—	1,702
Merger and acquisition Costs	20,000	41,032	5,344
Other	1,382	34,554	34,570

Segment Adjusted EBITDA	$20,978	$223,917	$242,239

        Information about the Company's long-term assets by operating segment is as follows (in thousands):

	Thirty-nine Weeks Ended
	December 30, 2004	January 1, 2004
		(restated)
	(Successor)	(Predecessor)
Long-term Assets
North American theatrical exhibition	$1,648,518	$1,475,223
International theatrical exhibition	173,260	148,420
NCN and other	14,675	29,284

Total segment long-term assets(1)	1,836,453	1,652,927
Construction in progress	20,796	13,141
Corporate*	1,771,919	269,531
Accumulated depreciation-property	(837,109)	(720,592)
Accumulated amortization-intangible assets	(36,251)	(33,694)
Accumulated amortization-other long-term assets	(38,523)	(34,652)

Consolidated long-term assets, net	$2,717,285	$1,146,661

	December 30, 2004	January 1, 2004
		(restated)
	(Successor)	(Predecessor)
Long-term Assets, net of accumulated depreciation and amortization
North American theatrical exhibition	$903,494	$837,643
International theatrical exhibition	83,182	75,654
NCN and other	4,809	16,900

Total segment long-term assets(1)	991,485	930,197
Construction in progress	20,796	13,141
Corporate*	1,705,004	203,323

Consolidated long-term assets, net	$2,717,285	$1,146,661

*
Amounts recorded for goodwill as of December 30, 2004 related to the Merger are included in Corporate and are expected to be allocated to the Company's three operating segments upon completion of a preliminary valuation study performed by a valuation specialist. It is not yet practicable to determine the amount of goodwill by reportable segment.

(1)
Segment long-term assets are comprised of property, intangibles and goodwill.

	December 30, 2004	January 1, 2004
		(restated)
	(Successor)	(Predecessor)
Consolidated Balance Sheet
Property, net	$963,552	$871,250
Intangible assets, net	200,320	25,263
Goodwill	1,408,511	68,484
Deferred income taxes	64,787	129,203
Other long-term assets	80,115	52,461

Consolidated long-term assets	$2,717,285	$1,146,661

NOTE 10—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        On December 23, 2004, in connection with the consummation of the Merger, the Fixed Rate Notes, Floating Rate Notes, Notes due 2011, Notes due 2012 and Notes due 2014 became fully and unconditionally guaranteed on a senior basis, in the case of the Fixed Rate Notes and the Floating Rate Notes, and on a senior subordinated basis, in the case of the Notes due 2011, the Notes due 2012 and the Notes due 2014, by each of our domestic wholly-owned subsidiaries, on a joint and several basis.

        The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and issuers of guaranteed securities registered or being registered." This information is not necessarily intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with accounting principles generally accepted in the United States of America. Each of the subsidiary guarantors are 100% owned by AMCE. The subsidiary guarantees of AMCE's debts are full and unconditional and joint and several.

Successor From Inception July 16, 2004 through December 30, 2004 (in thousands)

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment, Inc.
					(Successor)
Revenues
Admissions	$—	$39,388	$2,544	$—	$41,932
Concessions	—	15,752	693	—	16,445
Other theatre	—	1,744	73	—	1,817
NCN and other	—	1,377	43	—	1,420

Total revenues	—	58,261	3,353	—	61,614
Costs and Expenses:
Film exhibition costs	—	21,264	1,430	—	22,694
Concession costs	—	1,852	107	—	1,959
Theatre operating expense	—	8,040	663	—	8,703
Rent	—	5,608	733	—	6,341
NCN and other	—	902	37	—	939
General and administrative expense:
Merger and acquistion costs	—	20,000	—	—	20,000
Other	4	1,344	34	—	1,382
Preopening expense	—	66	—	—	66
Theatre and other closure expnese	—	132	—	—	132
Depreciation and amortization	—	2,960	312	—	3,272

Total costs and expenses	4	62,168	3,316	—	65,488

Other expense (income)
Equity in net losses of subsidiaries	10,972	389	—	(11,361)	—
Interest expense
Corporate borrowings	14,657	433	852	(1,256)	14,686
Capital and financing lease obligations	—	43	47	—	90
Investment income	(2,630)	(400)	(473)	1,256	(2,247)

Total other expense	22,999	465	426	(11,361)	12,529
Loss before income taxes	(23,003)	(4,372)	(389)	11,361	(16,403)
Income tax provision (benefits)	(5,100)	6,600	—	—	1,500

Net loss	$(17,903)	$(10,972)	$(389)	$11,361	$(17,903)

Predecessor April 2, 2004 through December 23, 2004 (in thousands)

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment, Inc.
					(Predecessor)
Revenues
Admissions	$—	$841,183	$66,326	$—	$907,509
Concessions	—	326,715	17,970	—	344,685
Other theatre	—	43,379	3,461	—	46,840
NCN and other	—	37,825	986	—	38,811

Total revenues	—	1,249,102	88,743	—	1,337,845
Costs and Expenses:
Film exhibition costs	—	449,781	35,237	—	485,018
Concession costs	—	37,298	3,946	—	41,244
Theatre operating expense	—	290,314	22,201	—	312,515
Rent	—	217,240	26,471	—	243,711
NCN and other	—	30,504	936	—	31,440
General and administrative expense:
Merger and acquisition costs	—	41,032	—	—	41,032
Other	143	33,093	1,318	—	34,554
Preopening expense	—	1,292	—	—	1,292
Theatre and other closure expnese	—	10,758	—	—	10,758
Depreciation and amortization	—	85,108	6,983	—	92,091
Disposition of assets and other gains	—	(2,715)	—	—	(2,715)

Total costs and expenses	143	1,193,705	97,092	—	1,290,940

Other expense (income)
Equity in net losses of subsidiaries	21,531	13,816	—	(35,347)	—
Interest expense
Corporate borrowings	62,691	36,817	4,473	(37,130)	66,851
Capital and financing lease obligations	—	5,758	1,650	—	7,408
Investment income	(38,987)	(3,563)	(1,056)	37,130	(6,476)

Total other expense	45,235	52,828	5,067	(35,347)	67,783
Earnings (loss) before income taxes	(45,378)	2,569	(13,416)	35,347	(20,878)
Income tax provision (benefits)	(9,500)	24,100	400	—	15,000

Net loss	$(35,878)	$(21,531)	$(13,816)	$35,347	$(35,878)

Preferred Dividends	104,300				104,300

Net Loss for Shares of Common Stock	$(140,178)				$(140,178)

Predecessor April 4, 2003 through January 1, 2004 (in thousands)

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
					(restated) (Predecessor)
Revenues
Admissions	$—	$879,156	$63,643	$—	$942,799
Concessions	—	339,836	16,323	—	356,159
Other theatre	—	36,558	3,263	—	39,821
NCN and other	—	40,793	526	—	41,319

Total revenues	—	1,296,343	83,755	—	1,380,098
Costs and Expenses
Film exhibition costs	—	476,286	34,389	—	510,675
Concession costs	—	36,335	3,613	—	39,948
Theatre operating expense	—	296,589	19,899	—	316,488
Rent	—	211,813	23,424	—	235,237
NCN and other	—	35,160	351	—	35,511
General and administrative:
Stock based compensation	—	1,702	—	—	1,702
Merger and acquisition costs	—	5,344	—	—	5,344
Other	146	33,198	1,226	—	34,570
Preopening expense	—	2,471	694	—	3,165
Theatre and other closure expense	—	3,812	—	—	3,812
Depreciation and amortization	—	81,578	8,041	—	89,619
Disposition of assets and other gains	—	(2,481)	—	—	(2,481)

Total costs and expenses	146	1,181,807	91,637	—	1,273,590

Other expense (income)
Equity in net (earnings) losses of subsidiaries	(37,064)	6,545	—	30,519	—
Interest expense
Corporate borrowings	49,542	20,460	3,350	(25,170)	48,182
Capital and financing lease obligations	—	6,427	1,595	—	8,022
Investment income	(21,820)	(3,091)	(1,982)	25,170	(1,723)

Total other expense (income)	(9,342)	30,341	2,963	30,519	54,481

Earnings (loss) from continuing operations before income taxes	9,196	84,195	(10,845)	(30,519)	52,027
Income tax provision (benefit)	(11,100)	43,300	(4,300)	—	27,900

Earnings (loss) from continuing operations	20,296	40,895	(6,545)	(30,519)	24,127

Loss from discontinued operations, net of income tax benefit	—	(3,831)	—	—	(3,831)

Net earnings (loss)	$20,296	$37,064	$(6,545)	$(30,519)	$20,296

Preferred dividends	28,527				28,527

Net loss for shares of common stock	$(8,231)				$(8,231)

Successor As of December 30, 2004 (in thousands)

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
					(Successor)
Assets
Current assets:
Cash and equivalents	$—	$104,545	$35,466	$—	$140,011
Receivables, net	487	45,585	7,039	—	53,111
Other current assets	—	54,163	3,660	—	57,823

Total current assets	487	204,293	46,165	—	250,945
Investment in equity of subsidiaries	(109,291)	(135,708)	—	244,999	—
Property, net	—	885,056	78,496	—	963,552
Intangible assets, net	—	200,320	—	—	200,320
Intercompany advances	818,425	(632,869)	(185,556)	—	—
Goodwill	1,408,511	—	—	—	1,408,511
Deferred income taxes	—	64,787	—	—	64,787
Other long-term assets	429	60,300	19,386	—	80,115

Total assets	$2,118,561	$646,179	$(41,509)	$244,999	$2,968,230

Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable	$1,374	$125,980	$11,183	$—	$138,537
Accrued expenses and other liabilities	35,394	135,298	4,208	—	174,900
Deferred revenues and income	—	87,429	1,606	—	89,035
Current maturities of corporate borrowings and capital and financing lease obligations	220,887	2,619	321	—	223,827

Total current liabilities	257,655	351,326	17,318	—	626,299
Corporate borrowings	943,336	—	—	—	943,336
Capital and financing lease obligations	—	41,529	18,556	—	60,085
Other long-term liabilities	—	362,615	58,325	—	420,940

Total liabilities	1,200,991	755,470	94,199	—	2,050,660
Stockholder's equity	917,570	(109,291)	(135,708)	244,999	917,570

Total liabilities and stockholder's equity	$2,118,561	$646,179	$(41,509)	$244,999	$2,968,230

Predecessor As of April 1, 2004 (in thousands)

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
					(Predecessor)
Assets
Current assets:
Cash and equivalents	$—	$304,409	$28,839	$—	$333,248
Receivables, net	6	31,490	8,316	—	39,812
Other current assets	122	56,898	5,656	—	62,676

Total current assets	128	392,797	42,811	—	435,736
Investment in equity of subsidiaries	(140,233)	(114,281)	—	254,514	—
Property, net	—	708,574	68,703	—	777,277
Intangible assets, net	—	23,918	—	—	23,918
Intercompany advances	1,116,140	(914,633)	(201,507)	—	—
Goodwill	—	71,727	—	—	71,727
Deferred income taxes	—	143,944	—	—	143,944
Other long-term assets	2	35,081	18,849	—	53,932

Total assets	$976,037	$347,127	$(71,144)	$254,514	$1,506,534

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$—	$98,721	$8,513	$—	$107,234
Accrued expenses and other liabilities	9,002	99,539	3,845	—	112,386
Deferred revenues and income	—	74,870	1,261	—	76,131
Current maturities of corporate borrowings and capital and financing lease obligations	—	2,482	266	—	2,748

Total current liabilities	9,002	275,612	13,885	—	298,499
Corporate borrowings	686,431	—	—	—	686,431
Capital and financing lease obligations	—	41,435	17,098	—	58,533
Other long-term liabilities	—	170,313	12,154	—	182,467

Total liabilities	695,433	487,360	43,137	—	1,225,930
Stockholders' equity (deficit)	280,604	(140,233)	(114,281)	254,514	280,604

Total liabilities and stockholders' equity (deficit)	$976,037	$347,127	$(71,144)	$254,514	$1,506,534

Successor From Inception on July 16, 2004 through December 30, 2004 (in thousands)

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment, Inc.
					(Successor)
Net cash provided by (used in) operating activities	$11,653	$(584)	$(2,742)	$—	$8,327
Cash flows from investing activities:
Capital expenditures	—	(1,413)	(77)	—	(1,490)
Increase in restricted cash	(456,762)	—	—	—	(456,762)
Release of restricted cash	456,762	—	—	—	456,762
Acquisition of AMCE, net of cash acquired	(1,268,564)	—	—	—	(1,268,564)
Other, net	(173)	354	—	—	181

Net cash used in investing activities	(1,268,737)	(1,059)	(77)	—	(1,269,873)

Cash flows from financing activities:
Proceeds from issuance of 8 5/8% Senior Unsecured Fixed Rate Notes due 2012	250,000	—	—	—	250,000
Proceeds from issuance of Senior Unsecured Floating Rate Notes due 2010	205,000	—	—	—	205,000
Principal payments under capital and financing lease obligations	—	(20)	(7)	—	(27)
Change in cash overdrafts	—	27,827	—	—	27,827
Change in intercompany advances	(117,170)	79,280	37,890	—	—
Capital contribution	934,901	—	—	—	934,901
Deferred financing costs	(15,647)	(899)	—	—	(16,546)

Net cash provided by financing activities	1,257,084	106,188	37,883	—	1,401,155

Effect of exchange rate changes on cash and equivalents	—	—	402	—	402

Net increase (decrease) in cash and equivalents	—	104,545	35,466	—	140,011
Cash and equivalents at beginning of period	—	—	—	—	—

Cash and equivalents at end of period	$—	$104,545	$35,466	$—	$140,011

Predecessor April 2, 2004 through December 23, 2004 (in thousands)

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment, Inc.
					(Predecessor)
Net cash provided by operating activities	$13,042	$127,205	$1,407	$—	$141,654
Cash flows from investing activities:
Capital expenditures	—	(63,857)	(2,298)	—	(66,155)
Increase in restricted cash	(627,338)	—	—	—	(627,338)
Proceeds from disposition of long-term assets	—	307	(30)	—	277
Other, net	—	(2,570)	3,391	—	821

Net cash (used in) provided by investing activities	(627,338)	(66,120)	1,063	—	(692,395)

Cash flows from financing activities:
Proceeds from issuance of 8 5/8% Senior Unsecured Fixed Rate Notes due 2012	250,000	—	—	—	250,000
Proceeds from issuance of Senior Unsecured Floating Rate Notes due 2010	205,000	—	—	—	205,000
Proceeds from issuance of 12% Senior Discount Notes due 2014	169,918	—	—	—	169,918
Principal payments under capital and financing lease obligations	—	(1,807)	(213)	—	(2,020)
Change in cash overdrafts	—	3,710	—	—	3,710
Change in intercompany advances	(992)	(6,379)	7,371	—	—
Change in construction payables	—	(2,234)	—	—	(2,234)
Cash portion of preferred dividends	(9,349)	—	—	—	(9,349)
Proceeds from exercise of stock options	52	—	—	—	52
Treasury stock purchases and other	(333)	—	—	—	(333)

Net cash provided by (used in) financing activities	614,296	(6,710)	7,158	—	614,744

Effect of exchange rate changes on cash and equivalents	—	—	(615)	—	(615)

Net increase (decrease) in cash and equivalents	—	54,375	9,013	—	63,388
Cash and equivalents at beginning of period	—	304,409	28,839	—	333,248

Cash and equivalents at end of period	$—	$358,784	$37,852	$—	$396,636

Predecessor April 4, 2003 through January 1, 2004 (in thousands)

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
					(restated) (Predecessor)
Net cash provided by operating activities	$7,755	$166,635	$11,099	$—	$185,489
Cash flows from investing activities:
Capital expenditures	—	(71,129)	(1,507)	—	(72,636)
Proceeds from sale/leasebacks	—	—	—	—	—
Acquisition of Megastar Cinemas L.L.C., net of cash acquired	—	(13,049)	—	—	(13,049)
Purchase of leased furniture, fixtures and equipment	—	(15,812)	—	—	(15,812)
Payment on disposal-discontinued operations	—	(5,252)	—	—	(5,252)
Proceeds from disposition of long-term assets	—	1,843	103	—	1,946
Other, net	—	(8,281)	(824)	—	(9,105)

Net cash used in investing activities	—	(111,680)	(2,228)	—	(113,908)

Cash flows from financing activities:
Principal payments under capital and financing lease obligations	—	(1,757)	(180)	—	(1,937)
Change in cash overdrafts	—	(495)	—	—	(495)
Intercompany receipts (disbursements)	(11,203)	14,127	(2,924)	—	—
Change in construction payables	—	(5,291)	—	—	(5,291)
Proceeds from exercise of stock options	3,888	—	—	—	3,888
Treasury stock purchases and other	(440)	—	—	—	(440)

Net cash provided by (used in) financing activities	(7,755)	6,584	(3,104)	—	(4,275)

Effect of exchange rate changes on cash and equivalents	—	—	(946)	—	(946)

Net increase in cash and equivalents	—	61,539	4,821	—	66,360

Cash and equivalents at beginning of period	—	227,748	16,664	—	244,412

Cash and equivalents at end of period	$—	$289,287	$21,485	$—	$310,772

NOTE 11—COMMITMENTS AND CONTINGENCIES

       The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc.     (No. 99-01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that the Company's stadium-style theatres violate the ADA and related regulations. The Department alleges that the Company has failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleges various non-line of sight violations as well. The Department seeks declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000. On November 20, 2002, the trial court entered summary judgment in favor of the Department on the line of sight aspects of the case. The trial court ruled that wheelchair spaces located solely on the sloped floor portion of the stadium-style auditoriums fail to provide lines of site comparable to the general public. The trial court did not address specific changes that might be required of the Company's existing stadium-style auditoriums, holding that per se rules are simply not possible because the requirements of comparable lines of sight will vary based on theatre layout. The Company filed a request for interlocutory appeal, and the trial court denied the Company's request but postponed any further line of sight proceedings pending the Ninth Circuit Court of Appeals' ruling in a case with similar facts and issues, Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc. On June 28, 2004, the Supreme Court denied certiorari in the Regal case. Accordingly, the Company is preparing for the remedies phase of the litigation and has renewed settlement discussions with the Department. The trial court has scheduled a status conference for February 14, 2005.

        The Company has recorded a liability related to estimated losses for the Department of Justice line-of-sight aspect of the case in the amount of $179,350 (comprised primarily of compensatory damages and the civil penalty) and estimates the range of loss to be between $179,350 and $273,938 at this time.

        On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that the Company has violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

        On December 5, 2003 the U.S. District Court for the Central District of California entered a consent order and final judgment on non-line of sight issues under which the Company agreed to remedy certain violations at twelve of its stadium-style theatres and to survey and make required betterments for our patrons with disabilities at 101 stadium-style theatres and at certain theatres the Company may open or acquire in the future. The Company estimates that the cost of these betterments will be $21.0 million, which is expected to be incurred over the term of the consent order of five years.

The estimate is based on the improvements at the twelve theatres surveyed by the Department. The actual cost of betterments may vary based on the results of surveys of the remaining theatres.

        New Jersey Attorney General.    On June 18, 2004, the Company received a letter from the Attorney General of the State of New Jersey regarding an investigation by the New Jersey Civil Rights Division on rear-window captioning, which captioning enables the deaf and hard of hearing to enjoy films. The Civil Rights Division believes that the absence of rear-window captioning in the Company's New Jersey theatres violates New Jersey's Law Against Discrimination. The Company has entered a Settlement Agreement with the New Jersey Attorney General to add rear-window captioning systems to five theatres in New Jersey at a total cost of approximately $110,000 to settle this dispute.

        New York Attorney General.    The Company received a letter similar to the New Jersey case dated January 12, 2005 from the Civil Rights Bureau of the Attorney General of the State of New York regarding their investigation into the accessibility of first run movie theatres to persons with hearing or visual impairments. The Civil Rights Bureau wants to ensure the existence of ancillary aids and services for AMC patrons with hearing or vision impairments. The Company has four theatres in the state of New York affected by this investigation.

        Derivative Suits.    On July 22, 2004, two lawsuits purporting to be class actions were filed in the Court of Chancery of the State of Delaware, one naming the Company, the Company's directors, Apollo Management and certain entities affiliated with Apollo as defendants and the other naming the Company, the Company's directors, Apollo Management and Holdings as defendants. Those actions were consolidated on August 17, 2004. The plaintiffs in the consolidated action filed an amended complaint in the Chancery Court on October 22, 2004 and moved for expedited proceedings on October 29, 2004.

        On July 23, 2004, three more lawsuits purporting to be class actions were filed in the Circuit Court of Jackson County, Missouri, each naming the Company and the Company's directors as defendants. These lawsuits were consolidated on September 27, 2004. The plaintiffs in the consolidated action filed an amended complaint in the Circuit Court of Jackson County on October 29, 2004. The Company filed a motion to stay the case in deference to the prior-filed Delaware action and separate motion to dismiss the case in the alternative on November 1, 2004.

        In both the Delaware action and the Missouri action, the plaintiffs generally allege that the individual defendants breached their fiduciary duties by agreeing to the Merger, that the transaction is unfair to the minority stockholders of the Company, that the merger consideration is inadequate and that the defendants pursued their own interests at the expense of the stockholders. The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the Merger and related transactions.

        On November 23, 2004, the parties in this litigation entered into a Memorandum of Understanding providing for the settlement of both the Missouri action and Delaware action. Pursuant to the terms of the Memorandum of Understanding, the parties agreed, among other things, that: (i) Holdings would waive Section 6.4(a)(C) of the merger agreement to permit the Company to provide non-public information to potential interested parties in response to any bona fide unsolicited written acquisition proposals by such parties (which it did), (ii) the Company would make certain disclosures requested by the plaintiff in the proxy statement and the related Schedule 13E-3 in connection with the special meeting to approve the Merger (which it did) and (iii) the Company would pay, on behalf of the defendants, fees and expenses of plaintiffs' counsel of approximately $1.7 million (which such amounts the Company believes are covered by its existing directors and officers insurance policy). In reaching this settlement, the Company confirmed to the plaintiffs that Lazard and Goldman Sachs had each been provided with the financial information included in the Company's earnings press release, issued on the same date as the announcement of the merger agreement. The Memorandum of Understanding also provided for the dismissal of the Missouri action and the Delaware action with prejudice and release of all related claims against the Company, the other defendants and their respective affiliates. The settlement as provided for in the Memorandum of Understanding is contingent upon, among other things, approval by the court.

        Conrad Grant v. American Multi-Cinema, Inc. and DOES 1 to 100;    Orange County California Superior Court (Case No: 03CC00429). On September 26, 2003, plaintiff filed this suit as a purported class action on behalf of himself and other current and former "senior managers", "salary operations managers" and persons holding similar positions who claim that they were improperly classified by the Company as exempt employees over the prior four years. On April 28, 2004, William Baer and additional plaintiffs filed a related case titled William Baer and Anisnara Hamlzonek v. American Multi-Cinema, Inc. and DOES 1 to 100; Orange County California Superior Court, Case No: 04CC00507. On December 9, 2004, the Baer Court denied plaintiffs' motion for class certification, and on January 7, 2005, the Grant Court granted defendants' motion to strike the class allegations. In both the Baer and Grant proceedings, individual wage and hour claims against the Company remain to be litigated.

        In addition to the cases noted above, the Company, is also currently a party to various ordinary course claims from vendors (including concession suppliers and motion picture distributors), landlords and suppliers and other legal proceedings. If management believes that a loss arising from these actions is probable and can reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Except as described above, management believes that the ultimate outcome of such other matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

        American Multi-Cinema, Inc. v. Midwest Drywall Company, Inc., Haskell Constructors, Ltd. et al. (Case No. 00CV84908, Circuit Court of Platte County, Missouri) and American Multi-Cinema, Inc. v. Bovis Construction Corp. et al. (Civil Action No. 0207139, Court of Common Pleas of Bucks County, Pennsylvania). The Company is the plaintiff in these and related suits in which it seeks to recover damages from the construction manager, the architect, certain fireproofing applicators and other parties to correct the defective application of certain fireproofing materials at 23 theatres. The Company currently estimates its claim for repair costs at these theatres will aggregate approximately $34,600,000, of which it has expended approximately $25,300,000 through December 30, 2004. The remainder is for projected costs of repairs yet to be performed. The Company also is seeking additional damages for lost profits, interest and legal and other expenses incurred.

        Certain parties to the Missouri litigation have filed counterclaims against the Company, including Ammon Painting Company, Inc. which asserts claims to recover monies for services provided in an amount not specified in the pleadings but which it has expressed in discovery to aggregate to approximately $950,000. The Company currently estimates that its claim against Ammon is for approximately $6,000,000. Based on presently available information, the Company does not believe such matters will have a material adverse effect on its results of operations, financial condition or liquidity. On May 18, 2004 the Company received additional settlement payments of $2,310,000 from various parties in connection with this matter and subsequent to December 30, 2004, the Company received another settlement payment of $100,000, bringing the aggregate amount received in settlements to $3,335,000. Also subsequent to December 30, 2004, the Company signed another settlement agreement for $200,000 related to a theatre.

NOTE 12—NEW ACCOUNTING PRONOUNCEMENTS

        In December 2003, the FASB published a revision to SFAS No. 132R Employers' Disclosure about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106. SFAS No. 132R requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The provisions of SFAS No. 132 remained in effect until the provisions of SFAS No. 132R were adopted. SFAS No. 132R is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by SFAS No. 132R are effective for interim periods beginning after December 15, 2003. Adoption of SFAS No. 132R did not have a material impact on our consolidated financial position, results of operations or cash flows.

        On January 12, 2004, the FASB issued FASB Staff Position No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, ("FSP No. 106-1") in response to a new law regarding prescription drug benefits under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Currently, SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS No. 106") requires that changes in relevant law be considered in current measurement of postretirement benefit costs. However, certain accounting issues related to the federal subsidy remain unclear and significant uncertainties may exist which impair a plan sponsor's ability to evaluate the direct effects of the new law and the ancillary effects on plan participants' behavior and healthcare costs. Due to these uncertainties, FSP No. 106-1 provides plan sponsors with an opportunity to elect to defer recognizing the effects of the new law in the accounting for its retiree health care benefit plans under SFAS No. 106 and to provide related disclosures until authoritative guidance on the accounting for the federal subsidy is issued and clarification regarding other uncertainties is resolved. The Company has elected to defer recognition while evaluating the new law and the pending issuance of authoritative guidance and their effect, if any, on the Company's results of operations, financial position and financial statement disclosure. In May 2004, the FASB issued FSP No. 106-2 which provides accounting guidance for this new subsidy. The Company sponsors a postretirement benefit plan which will benefit from the subsidy, which the Company is required to adopt after its valuation report is issued during the fourth quarter of fiscal 2005. Adoption of FSP106-2 is not expected to have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

        In March 2004, the Financial Accounting Standards Board ("FASB") issued Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired. The Company does not believe that the adoption of EITF 03-1 will have a material impact on its financial condition or results of operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AMC ENTERTAINMENT INC. KANSAS CITY, MISSOURI

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of AMC Entertainment Inc. and subsidiaries (the "Company") at April 1, 2004 and April 3, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 1, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1, the Company restated its financial statements for its fiscal years ended April 3, 2003 and March 28, 2002.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 21, 2004, except for Note 17
as to which the date is July 30, 2004
and Note 18 as to which
the date is March 4, 2005

AMC ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	52 Weeks Ended April 1, 2004	53 Weeks Ended April 3, 2003	52 Weeks Ended March 28, 2002
		(restated)	(restated)
	(In thousands, except per share data)
Revenues
Admissions	$1,219,393	$1,212,204	$898,040
Concessions	456,990	468,578	358,107
Other theatre	53,983	48,600	39,972
NCN and other	52,454	55,693	41,768

Total revenues	1,782,820	1,785,075	1,337,887
Costs and Expenses
Film exhibition costs	649,380	660,982	485,799
Concession costs	51,259	54,912	42,201
Theatre operating expense	419,619	438,605	329,298
Rent	314,024	300,377	234,769
NCN and other	46,847	52,444	45,264
General and administrative:
Stock based compensation	8,727	2,011	442
Other	53,864	66,093	37,338
Preopening expense	3,858	3,227	4,363
Theatre and other closure expense	4,068	5,416	2,124
Depreciation and amortization	124,572	126,994	99,022
Impairment of long-lived assets	16,272	19,563	—
Disposition of assets and other gains	(2,590)	(1,385)	(1,821)

Total costs and expenses	1,689,900	1,729,239	1,278,799

Other expense (income)
Other expense	13,947	—	3,754
Interest expense
Corporate borrowings	66,963	65,585	48,015
Capital and financing lease obligations	10,754	12,215	12,745
Investment income	(2,861)	(3,502)	(2,073)

Total other expense	88,803	74,298	62,441

Earnings (loss) from continuing operations before income taxes	4,117	(18,462)	(3,353)
Income tax provision	11,000	10,000	2,700

Loss from continuing operations	(6,883)	(28,462)	(6,053)
Loss from discontinued operations, net of income tax benefit	(3,831)	(1,084)	(4,325)

Net loss	$(10,714)	$(29,546)	$(10,378)

Preferred dividends	40,277	27,165	29,421

Net loss for shares of common stock	$(50,991)	$(56,711)	$(39,799)

Basic and diluted loss per share of common stock:
Loss from continuing operations	$(1.28)	$(1.53)	$(1.50)

Loss from discontinued operations Loss per share	$(0.11)	$(0.03)	$(0.18)

Loss from discontinued operations Loss per share	$(1.39)	$(1.56)	$(1.68)

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

	April 1, 2004	April 3, 2003
		(restated)
	(In thousands, except share data)
Assets:
Current assets:
Cash and equivalents	$333,248	$244,412
Receivables, net of allowance for doubtful accounts of $1,118 and $1,581 as of April 1, 2004 and April 3, 2003, respectively	39,812	27,545
Other current assets	62,676	50,732

Total current assets	435,736	322,689
Property, net	777,277	856,463
Intangible assets, net	23,918	30,050
Goodwill	71,727	60,698
Deferred income taxes	143,944	160,152
Other long-term assets	53,932	50,646

Total assets	$1,506,534	$1,480,698

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$107,234	$116,269
Accrued expenses and other liabilities	112,386	112,217
Deferred revenues and income	76,131	67,176
Current maturities of corporate borrowings and capital and financing lease obligations	2,748	2,565

Total current liabilities	298,499	298,227
Corporate borrowings	686,431	668,661
Capital and financing lease obligations	58,533	56,536
Other long-term liabilities	182,467	177,555

Total liabilities	1,225,930	1,200,979
Commitments and contingencies
Stockholders' equity:
Series A convertible preferred stock, 66 2/3¢ par value; 299,477 and 280,107 shares issued and outstanding as of April 1, 2004 and April 3, 2003, respectively (aggregate liquidation preference of $304,525 and $284,828 as of April 1, 2004 and April 3, 2003, respectively)	200	187
Common Stock, 66 2/3¢ par value; 33,889,753 and 33,286,173 shares issued as of April 1, 2004 and April 3, 2003, respectively	22,593	22,191
Convertible Class B Stock, 66 2/3¢ par value; 3,051,597 shares issued and outstanding as of April 1, 2004 and April 3, 2003	2,035	2,035
Additional paid-in capital	469,498	464,663
Accumulated other comprehensive loss	(1,993)	(8,773)
Accumulated deficit	(210,716)	(200,002)
Common Stock in treasury, at cost, 77,997 and 35,387 shares as of April 1, 2004 and April 3, 2003, respectively	(1,013)	(582)

Total stockholders' equity	280,604	279,719

Total liabilities and stockholders' equity	$1,506,534	$1,480,698

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	52 Weeks Ended April 1, 2004	53 Weeks Ended April 3, 2003	52 Weeks Ended March 28, 2002
		(restated)	(restated)
	(In thousands)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities:
Net loss	$(10,714)	$(29,546)	$(10,378)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	124,572	126,994	99,022
Non-cash portion of special and stock-based compensation	8,727	12,549	442
Non-cash portion of pension and postretirement expense	6,029	3,526	3,049
Impairment of long-lived assets	16,272	19,563	—
Impairment of long-lived assets from discontinued operations	—	—	4,668
Deferred income taxes	14,547	1,286	7,526
Disposition of assets and other gains	(2,590)	1,385	(1,821)
Loss on sale-discontinued operations	5,591	—	—
Loss on repurchase of Notes due 2009 and 2011	13,947	—	—
Change in assets and liabilities, net of effects from acquisition of GC Companies Inc.:
Receivables	(5,388)	(2,292)	(7,195)
Other assets	(9,525)	10,170	(6,573)
Accounts payable	13,971	(14,723)	7,114
Accrued expenses and other liabilities	3,565	11,889	6,310
Other, net	4,274	(6,712)	(1,073)

Net cash provided by operating activities	183,278	128,747	101,091

Cash flows from investing activities:
Capital expenditures	(95,011)	(100,932)	(82,762)
Proceeds from sale/leasebacks	63,911	43,665	7,486
Construction project costs:
Reimbursable by landlord	—	(38,586)	(28,122)
Reimbursed by landlord	—	13,259	25,243
Acquisition of MegaStar Cinemas, L.L.C., net of cash acquired	(13,374)	—	—
Acquisition of GC Companies, Inc., net of cash acquired and proceeds from sale of venture capital investments	(2,075)	(47,314)
Acquisition of Gulf States Theatres	—	(752)	(45,020)
Purchase of leased furniture, fixtures and equipment	(15,812)	(7,052)	(23,739)
Payment on disposal-discontinued operations	(5,252)	—	—
Proceeds from disposition of long-term assets	9,289	5,494	6,647
Other, net	(11,054)	(4,983)	(4,243)

Net cash used in investing activities	(69,378)	(137,201)	(144,510)

Cash flows from financing activities:
Repayments under Credit Facility	—		(270,000)
Proceeds from issuance of 8% Senior Subordinated Notes due 2014	294,000	—
Proceeds from issuance of 9 7/8% Senior Subordinated Notes due 2012	—	—	172,263
Repurchase of Notes due 2009 and 2011	(292,117)	—
Net proceeds from sale of Common Stock	—	—	100,800
Net proceeds from sale of Preferred Stock	—	—	230,022
Construction project costs reimbursed by landlord	—	29,612	881
Principal payments under capital and financing lease obligations	(2,574)	(2,580)	(2,638)
Deferred financing costs on credit facility due 2009	(3,725)	—
Change in cash overdrafts	(19,339)	7,325	(3,406)
Change in construction payables	(4,307)	(528)	6,264
Proceeds from exercise of stock options	3,894
Treasury Stock purchases and other	(445)	(392)	(5,307)

Net cash provided by (used in) financing activities	(24,613)	33,437	228,879
Effect of exchange rate changes on cash and equivalents	(451)	(3)	(103)

Net increase in cash and equivalents	88,836	24,980	185,357
Cash and equivalents at beginning of year	244,412	219,432	34,075

Cash and equivalents at end of year	$333,248	$244,412	$219,432

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest (including amounts capitalized of $2,658, $4,095, and $2,677 during fiscal 2004, 2003 and 2002, respectively)	$78,479	$78,677	$59,824
Income taxes, net	3,880	(9,757)	(3,579)
Schedule of non-cash investing and financing activities:
Preferred dividends	$40,277	$27,165	$29,421

See Note 2—Acquisitions for information about the non-cash components of the acquisition of GC Companies, Inc.

See Notes to Consolidated Financial Statements.

(This page has been left blank intentionally.)

AMC ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share and per share data)

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount

Balance, March 30, 2001 (as previously reported)	—	—	19,447,598	$12,965
Adjustment for cumulative effect of restatements	—	—	—	—

Balance, March 30, 2001 (restated)	—	—	19,447,598	12,965
Comprehensive Loss: (restated)
Net loss	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Additional minimum pension liability	—	—	—	—

Comprehensive Loss
Sale of Common Stock	—	—	10,350,000	6,900
Sale of Preferred Stock	250,000	167	—	—
Conversion of Class B Stock	—	—	240,448	160
Preferred Stock for dividends	11,989	8	—	—
Preferred Stock dividends	—	—	—	—
Preferred Stock accretion	—	—	—	—
Deferred compensation—restricted stock awards	—	—	—	—
Unissued restricted stock awards	—	—	—	—
Accrued interest on employee notes for Common Stock purchases	—	—	—	—

Balance, March 28, 2002	261,989	175	30,038,046	20,025
Comprehensive Loss: (restated)
Net loss	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Additional minimum pension liability	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—

Comprehensive Loss
Stock issued in connection with acquisition of GC	—	—	2,430,429	1,621
Conversion of Class B Stock	—	—	749,948	500
Preferred Stock for dividends	18,118	12	—	—
Preferred Stock dividends	—	—	—	—
Preferred Stock accretion	—	—	—	—
Stock awards, options exercised and other	—	—	67,750	45
Deferred compensation—restricted stock awards	—	—	—	—
Unissued restricted stock awards	—	—	—	—
Accrued interest on employee notes for Common Stock purchases	—	—	—	—
Forgiveness of employee notes	—	—	—	—
Treasury stock purchase	—	—	—	—

Balance, April 3, 2003	280,107	$187	33,286,173	$22,191
Comprehensive Loss:
Net loss	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Additional minimum pension liability	—	—	—	—
Unrealized gain on marketable securities	—	—	—	—

Comprehensive Loss
Preferred Stock for dividends	19,370	13	—	—
Preferred Stock dividends	—	—	—	—
Preferred Stock accretion	—	—	—	—
Stock awards, options exercised and other (net of tax benefit of $664)	—	—	603,580	402
Deferred compensation—restricted stock awards	—	—	—	—
Unissued restricted stock awards	—	—	—	—
Treasury stock purchase	—	—	—	—

Balance, April 1, 2004	299,477	$200	33,889,753	$22,593

See Notes to Consolidated Financial Statements.

	Convertible Class B Stock					Employee Notes for Common Stock Purchases	Common Stock in Treasury
				Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)				Total Stockholders' Equity (Deficit)
			Additional Paid-in Capital
	Shares	Amount					Shares	Amount
					(restated)				(restated)
Balance, March 30, 2001 (as previously reported)	4,041,993	$2,695	$106,713	$(15,121)	$(156,047)	$(9,881)	20,500	$(369)	$(59,045)
Adjustment for cumulative effect of restatements	—	—	—	—	(4,031)	—	—	—	(4,031)

Balance, March 30, 2001 (restated)	4,041,993	2,695	106,713	(15,121)	(160,078)	(9,881)	20,500	(369)	(63,076)
Comprehensive Loss: (restated)
Net loss	—	—	—	—	(10,378)	—	—	—	(10,378)
Foreign currency translation adjustment	—	—	—	(2,047)	—	—	—	—	(2,047)
Additional minimum pension liability	—	—	—	201	—	—	—	—	201

									(12,224)
Comprehensive Loss
Sale of Common Stock	—	—	93,900	—	—	—	—	—	100,800
Sale of Preferred Stock	—	—	229,855	—	—	—	—	—	230,022
Conversion of Class B Stock	(240,448)	(160)	—	—	—	—	—	—	—
Preferred Stock for dividends	—	—	28,042	—	—	—	—	—	28,050
Preferred Stock dividends	—	—	(29,421)	—	—	—	—	—	(29,421)
Preferred Stock accretion	—	—	1,371	—	—	—	—	—	1,371
Deferred compensation—restricted stock awards	—	—	(478)	—	—	—	—	—	(478)
Unissued restricted stock awards	—	—	920	—	—	—	—	—	920
Accrued interest on employee notes for Common Stock purchases	—	—	—	—	—	(549)	—	—	(549)

Balance, March 28, 2002	3,801,545	2,535	430,902	(16,967)	(170,456)	(10,430)	20,500	(369)	255,415
Comprehensive Loss: (restated)
Net loss	—	—	—	—	(29,546)	—	—	—	(29,546)
Foreign currency translation adjustment	—	—	—	9,557	—	—	—	—	9,557
Additional minimum pension liability	—	—	—	(501)	—	—	—	—	(501)
Unrealized loss on marketable securities	—	—	—	(862)	—	—	—	—	(862)

									(21,352)
Comprehensive Loss
Stock issued in connection with acquisition of GC	—	—	31,530	—	—	—	—	—	33,151
Conversion of Class B Stock	(749,948)	(500)	—	—	—	—	—	—	—
Preferred Stock for dividends	—	—	25,112	—	—	—	—	—	25,124
Preferred Stock dividends	—	—	(27,165)	—	—	—	—	—	(27,165)
Preferred Stock accretion	—	—	2,027	—	—	—	—	—	2,027
Stock awards, options exercised and other	—	—	152	—	—	—	—	—	197
Deferred compensation—restricted stock awards	—	—	(1,087)	—	—	—	—	—	(1,087)
Unissued restricted stock awards	—	—	3,192	—	—	—	—	—	3,192
Accrued interest on employee notes for Common Stock purchases	—	—	—	—	—	(108)	—	—	(108)
Forgiveness of employee notes	—	—	—	—	—	10,538	—	—	10,538
Treasury stock purchase	—	—	—	—	—	—	14,887	(213)	(213)

Balance, April 3, 2003	3,051,597	$2,035	$464,663	$(8,773)	$(200,002)	$—	35,387	$(582)	$279,719
Comprehensive Loss:
Net loss	—	—	—	—	(10,714)	—	—	—	(10,714)
Foreign currency translation adjustment	—	—	—	6,877	—	—	—	—	6,877
Additional minimum pension liability	—	—	—	(622)	—	—	—	—	(622)
Unrealized gain on marketable securities	—	—	—	525	—	—	—	—	525

									(3,934)
Comprehensive Loss
Preferred Stock for dividends	—	—	38,237	—	—	—	—	—	38,250
Preferred Stock dividends	—	—	(40,277)	—	—	—	—	—	(40,277)
Preferred Stock accretion	—	—	2,006	—	—	—	—	—	2,006
Stock awards, options exercised and other (net of tax benefit of $664)	—	—	4,114	—	—	—	—	—	4,516
Deferred compensation—restricted stock awards	—	—	(68)	—	—	—	—	—	(68)
Unissued restricted stock awards	—	—	823	—	—	—	—	—	823
Treasury stock purchase	—	—	—	—	—	—	42,610	(431)	(431)

Balance, April 1, 2004	3,051,597	$2,035	$469,498	$(1,993)	$(210,716)	$—	77,997	$(1,013)	$280,604

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended April 1, 2004, April 3, 2003 and March 28, 2002

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

        AMC Entertainment Inc. ("AMCE") is a holding company which, through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC") and its subsidiaries, AMC Entertainment International, Inc. ("AMCEI") and National Cinema Network, Inc. ("NCN") (collectively with AMCE, unless the context otherwise requires, the "Company"), is principally involved in the theatrical exhibition business throughout North America and in China (Hong Kong), Japan, France, Portugal, Spain and the United Kingdom. The Company's North American theatrical exhibition business is conducted through AMC and AMCEI. The Company's International theatrical exhibition business is conducted through AMCEI. The Company is also involved in the business of providing on-screen advertising and other services to AMC and other theatre circuits through a wholly-owned subsidiary, NCN.

        Restatements:    In connection with the annual audit of the Company's consolidated financial statements, the Company, with the concurrence of its independent registered public accounting firm, determined that its financial statements for the years ended April 3, 2003 and March 28, 2002 as previously filed needed to be restated for the following items:

        Foreign deferred tax assets:    The Company had previously recorded valuation allowances against deferred tax assets in foreign jurisdictions when it became clear, based on theatre impairments or other factors, that it would not be profitable in those jurisdictions. The Company has now determined that full valuation allowances should be recorded against deferred tax assets in all foreign jurisdictions when it is more likely than not that the deferred tax assets will not be realized.

        Accordingly, the Company has restated its financial statements for the years ended April 3, 2003 and March 28, 2002 and the balance of retained earnings as of March 29, 2001 to reflect additional valuation allowances on foreign deferred tax assets. The effects of such adjustments are summarized as follows:

Cumulative decrease to retained earnings at March 29, 2001	$3,800,000
Increase in income tax provision and net loss for the year ended March 28, 2002	800,000
Increase in income tax provision and net loss for the year ended April 3, 2003	$9,000,000

        Swedish tax benefits recorded in loss from discontinued operations:    In the third quarter of the year ended April 1, 2004, the Company recorded a $2,500,000 U.S. federal income tax benefit generated from a worthless stock deduction relating to the Company's Sweden operations which were sold in that quarter. The Company subsequently determined that the income tax benefit in the amount of $3,600,000 should have been recorded in the year ended March 28, 2002 (the period in which the Sweden investment was restructured and became worthless).

        Additionally, in the year ended March 28, 2002, the Company recorded a deferred tax asset of $1,500,000 for asset impairments in Sweden. The Company subsequently determined that the deferred tax asset should have been reserved with a full valuation allowance.

        Accordingly, the Company has restated its financial statements for the year ended March 28, 2002 to record the net effects of such adjustments. The net effects of such adjustments (which are recorded in loss from discontinued operations) are summarized as follows:

Decrease in loss from discontinued operations and net loss for the year ended March 28, 2002	$2,100,000

        Straight-line contingent rentals:    Rent expense for leases with rent escalation clauses are required to be recorded on a straight-line method under certain circumstances. The Company recently determined that it has one lease that has a clause for contingent rents in which case the contingency was virtually certain to occur. Rent expense for this lease should have been recorded on the straight-line method. Accordingly, the Company has restated its financial statements for the years ended April 3, 2003 and March 28, 2002 and the balance of retained earnings as of March 29, 2001 to reflect the straight-line method of recording the contingent portion of rent expense for this one lease. The effects of such adjustments are summarized as follows:

Cumulative decrease in retained earnings at March 29, 2001	$231,000
Increase in net loss (net of income tax benefit of $200,000) for the year ended March 28, 2002	$210,000
Increase in net loss (net of income tax benefit of $200,000) for the year ended April 3, 2003	$244,000

        The following table sets forth the previously reported amounts and the restated amounts reflected in the accompanying Consolidated Financial Statements:

	Years Ended
	April 3, 2003		March 28, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated
Statement of Operations data: (in thousands except per share data)
Rent	$299,933	$300,377	$234,359	$234,769
Total costs and expenses	1,728,795	1,729,239	1,278,389	1,278,799
Loss from continuing operations before income taxes	(18,018)	(18,462)	(2,943)	(3,353)
Income tax provision	1,200	10,000	2,100	2,700
Loss from continuing operations	(19,218)	(28,462)	(5,043)	(6,053)
Loss from discontinued operations	(1,084)	(1,084)	(6,425)	(4,325)
Net loss	(20,302)	(29,546)	(11,468)	(10,378)
Net loss for common shares	(47,467)	(56,711)	(40,889)	(39,799)
Basic and diluted loss per share of common stock:
Loss from continuing operations	$(1.28)	$(1.53)	$(1.45)	$(1.50)
Loss from discontinued operations	(0.03)	(0.03)	(0.28)	(0.18)
Net loss per share	$(1.31)	$(1.56)	$(1.73)	$(1.68)
Balance Sheet Data (at period end): (in thousands except per share data)
Deferred income taxes (long-term)	$171,152	$160,152
Total assets	1,491,698	1,480,698
Other long-term liabilities	176,370	177,555
Accumulated deficit	(187,817)	(200,002)
Stockholders' equity	291,904	279,719
	Retained Earnings (Accumulated Deficit)
	As Previously Reported	As Restated
Consolidated Statements of Stockholders' Equity: (in thousands except per share data)
Balance at March 30, 2001	$(156,047)	$(160,078)
Net loss	(11,468)	(10,378)
Balance at March 28, 2002	(167,515)	(170,456)
Net loss	(20,302)	(29,546)

Balance at April 3, 2003	$(187,817)	$(200,002)

        The accumulated deficit previously reported at March 30, 2001 of $156,047,000 has been restated to a deficit of $160,078,000, which is an increase of $4,031,000, to reflect the effect of the restatement adjustments for the periods prior to fiscal 2002. Such cumulative adjustments also had the corresponding effect of decreasing deferred income taxes (long-term) by $3,700,000 and increasing other long-term liabilities by $331,000 for deferred rent.

        All previously reported amounts affected by the restatement that appear elsewhere in these footnotes to the consolidated financial statements have also been restated.

        Discontinued Operations:    The results of operations for the Company's discontinued operations have been eliminated from the Company's continuing operations and classified as discontinued operations for each period presented within the Company's Consolidated Statements of Operations. See Note 3 Discontinued Operations.

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Principles of Consolidation:    The consolidated financial statements include the accounts of AMCE and all subsidiaries. All significant intercompany balances and transactions have been eliminated.

        Fiscal Year:    The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March. Fiscal 2004 and 2002 reflect 52 week periods. Fiscal year 2003 reflects a 53 week period.

        Revenues:    Revenues are recognized when admissions and concessions sales are received at the theatres. The Company defers 100% of the revenue associated with the sales of discounted theatre tickets and gift certificates (no revenue or income recognition for non-presentment) until such time as the items are redeemed or the gift certificate liabilities are extinguished and the discounted theatre tickets expire. The Company recognizes revenues related to on-screen advertising over the period that the related advertising is delivered on-screen or in-theatre pursuant to the specific terms of its agreements with advertisers.

        Film Exhibition Costs:    Film exhibition costs are accrued based on the applicable box office receipts and estimates of the final settlement to the film licenses. As of April 1, 2004 and April 3, 2003, the Company recorded film payables of $57,094,000 and $48,879,000, respectively. The Company recorded film exhibition costs of $649,380,000, $660,982,000 and $485,799,000 in fiscal 2004, 2003 and 2002, respectively.

        Concession Costs:    Generally, the Company records payments from vendors as a reduction of concession costs when earned. Revenue is recorded when it is determined that the payment was for the fair value of services provided to the vendor where the benefit to the vendor is sufficiently separable from the Company's purchase of the vendor's products. If the consideration received is in excess of fair value, then the excess is recorded as a reduction of concession costs. In addition, if the payment from the vendor is for a reimbursement of expenses, then those expenses are offset.

        NCN and Other:    The Company recognizes revenues related to on-screen advertising over the period the related advertising is delivered on-screen or in-theatre pursuant to the specific terms of its agreements with advertisers. Its on-screen advertising subsidiary (NCN) operates its advertising program through agreements with other theatre circuits. These circuit agreements stipulate the amount of circuit payments a theatre will receive for running on-screen slides, on-film programs and other related in-theatre products and services. The Company's circuit agreements have terms of 1 to 5 years, with an annual cancellation provision included in select agreements. Certain circuits have agreements requiring an annual minimum exhibitor share payment. The Company recognizes the minimum exhibitor share payments as an expense on a straight-line basis over the terms of the agreements and any excess minimum exhibitor share payments are recognized when earned.

        Loyalty Program:    The Company records the estimated incremental cost of providing free concession items for awards under its Moviewatcher loyalty program when the awards are earned.

        Cash and Equivalents:    Cash and equivalents consist of cash on hand and temporary cash investments with original maturities of three months or less. The Company invests excess cash in deposits with major banks and in temporary cash investments. Such investments are made only in instruments issued or enhanced by high quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk.

        Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified within accounts payable in the balance sheet. The amount of these checks included in accounts payable as of April 1, 2004 and April 3, 2003 was $19,737,000 and $39,076,000, respectively.

        Property:    Property is recorded at cost. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes. The estimated useful lives are as follows:

Buildings and improvements	5 to 40 years
Leasehold improvements	1 to 20 years
Furniture, fixtures and equipment	1 to 10 years

        Expenditures for additions (including interest during construction), major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations.

        Intangible Assets:    Intangible assets are recorded at cost and are comprised of lease rights, amounts assigned to theatre leases acquired under favorable terms, customer lists, non-competition and consulting agreements and trademarks, each of which are being amortized on a straight-line basis over the estimated remaining useful lives of the assets. The gross carrying amount of intangible assets was $57,719,000 and $64,230,000 as of April 1, 2004 and April 3, 2003, respectively. Accumulated amortization on intangible assets was $33,801,000 and $34,180,000 as of April 1, 2004 and April 3, 2003, respectively. Amortization expense was $6,290,000, $7,138,000 and $2,420,000 in fiscal 2004, 2003 and 2002, respectively. The original useful lives of these assets ranged from 1 to 36 years and the remaining useful lives range from 1 to 9 years.

        Investments:    We account for investments in non-consolidated entities using the equity method of accounting. As of April 1, 2004, the Company holds a 50% interest in Hoyts General Cinemas South America ("HGCSA"), a partnership that operates seventeen theatres in South America. The Company has recorded an investment in HGCSA of $0 as of April 1, 2004 and April 3, 2003. As of April 1, 2004 the amount of underlying deficit in net assets of HGCSA was $1,988,000. The Company has not recorded its investment in HGCSA below $0 as it is not directly obligated to fund the losses of HGCSA.

        Acquisitions:    The Company accounts for its acquisitions of theatrical exhibition business using the purchase method. The purchase method requires that the Company estimates the fair value of the individual assets and liabilities acquired as well as various forms of consideration given including cash, common stock, senior subordinated notes and bankruptcy related claims. The Company obtained independent third party valuation studies for certain of the assets and liabilities acquired for assistance in determining fair value. The Company consummated acquisitions in fiscal 2004, 2003 and 2002 as discussed in Note 2—Acquisitions.

        Goodwill:    Goodwill represents the excess of cost over fair value of net tangible and identifiable intangible assets related to acquisitions of theatre circuits. The Company is not required to amortize goodwill as a charge to earnings; however, the Company is required to conduct an annual review of goodwill for impairment.

        The Company's recorded goodwill was $71,727,000 as of April 1, 2004. We evaluate goodwill for impairment annually during the fourth fiscal quarter and any time an event occurs or circumstances change that would more likely than not reduce the fair value for a reporting unit below its carrying amount. We consider our North American theatrical exhibition operating segment to be the reporting unit for purposes of evaluating recorded goodwill for impairment. If the carrying value of the reporting unit exceeds its fair value we are required to reallocate the fair value of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. We determine fair value by considering the market price of our common stock as well as multiples applied to cash flow estimates less net indebtedness which we believe is an appropriate method to determine fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples to be used in determining fair value and the market value of our common stock could be volatile.

        Other Long-term Assets:    Other long-term assets are comprised principally of costs incurred in connection with the issuance of debt securities, which are being amortized over the respective lives of the issuances, and investments in real estate.

        Preopening Expense:    Preopening expense consists primarily of advertising and other start-up costs incurred prior to the operation of new theatres and are expensed as incurred.

        Theatre and Other Closure Expense:    Theatre and other closure expense is primarily related to payments made or expected to be made to landlords to terminate leases on certain of the Company's closed theatres, other vacant space or theatres where development has been discontinued. Theatre and other closure expense is recognized at the time the theatre closes, space becomes vacant or development is discontinued. Expected payments to landlords are based on actual or discounted contractual amounts. Accretion expense for exit activities initiated after December 31, 2002 is included as a component of theatre and other closure expense. The Company recorded theatre and other closure expense of $4,068,000, $5,416,000 and $2,124,000 in fiscal 2004, 2003 and 2002, respectively. Accrued theatre and other closure expense is generally classified as current based upon management's intention to negotiate termination of the related lease obligations within one year.

        Sale and Leaseback Transactions:    The Company accounts for the sale and leaseback of real estate assets in accordance with Statement of Financial Accounting Standards No. 98 Accounting For Leases. Losses on sale leaseback transactions are recognized at the time of sale if the fair value of the property sold is less than the undepreciated cost of the property. Gains on sale and leaseback transactions are deferred and amortized over the remaining lease term. A gain of $15,130,000 on sale and leaseback transactions for 13 theatres entered into in fiscal 1998 has been deferred and is being amortized over the remaining lease terms.

        Impairment of Long-lived Assets:    Management reviews long-lived assets, including intangibles, for impairment as part of the Company's annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Management reviews internal management reports on a quarterly basis as well as monitors current and potential future competition in the markets where we operate for indicators of triggering events or circumstances that indicate potential impairment of individual theatre assets. Management evaluates its theatres using historical and projected data of theatre level cash flow as its primary indicator of potential impairment and considers the seasonality of its business when evaluating theatres for impairment. Because the Christmas and New Years holiday results comprise a significant portion of the Company's operating cash flow, the actual results from this period, which are available during the fourth quarter of each fiscal year, are an integral part of the Company's impairment analysis. As a result of these analyses, if the sum of the estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying value of the asset exceeds its estimated fair value. Assets are evaluated for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. The impairment evaluation is based on the estimated cash flows from continuing use until the expected disposal date or the fair value of furniture, fixtures and equipment. The expected disposal date does not exceed the remaining lease period and is often less than the remaining lease period when management does not expect to operate the theatre to the end of its lease term. The fair value of assets is determined as either the expected selling price less selling costs (where appropriate) or the present value of the estimated future cash flows. Fair value for furniture, fixtures and equipment has been determined using similar asset sales and in some instances independent third party valuation studies. There is considerable management judgment necessary to determine the future cash flows, fair value and the expected operating period of a theatre, and accordingly, actual results could vary significantly from such estimates.

        If theatres currently have sufficient estimated future cash flows to realize the related carrying amount of theatre assets, but management believes that it is not likely the theatre will be operated to the end of its lease term, the estimated economic life of the theatre assets are revised to reflect management's best estimate of the economic life of the theatre assets for purposes of recording depreciation.

        Impairment losses by operating segment follows:

Impairment of long-lived assets

	2004	2003	2002
	(In thousands)
North American theatrical exhibition	$12,747	$4,083	$—
International theatrical exhibition	3,525	15,480	4,668	(1)

Total impairments of long-lived assets	$16,272	$19,563	$4,668

(1)
Included as a component of discontinued operations.

        Foreign Currency Translation:    Operations outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average rates of exchange. The resultant translation adjustments are included in foreign currency translation adjustment, a separate component of accumulated other comprehensive income. Gains and losses from foreign currency transactions, except those intercompany transactions of a long-term investment nature, are included in net earnings and have not been material.

        Loss per Share:    Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding. The Company accounts for loss per share in accordance with EITF Topic No. D-95 Effect of Participating Convertible Securities on the Computation of Basic Earnings Per Share. Topic No. D-95 requires the inclusion of participating convertible securities in the computation of basic earnings per common share. Topic No. D-95 permits the use of either the "if-converted" or the "two-class" method: the Company has selected the "if-converted" method. The dilutive effect of the Company's Series A convertible preferred stock is considered in the computation of basic earnings per common share in accordance with Topic No. D-95. Under Topic No. D-95, the dilutive effect of the Series A Preferred on basic earnings per common share cannot be less than the amount that would result from the application of the "two-class" method of computing basic earnings per common share. The "two-class" method is an earnings allocation formula that determines earnings per share for the common stock and the participating Series A Preferred according to dividends declared and participating rights in the undistributed earnings as if all such earnings were distributed. If dividends are paid on the common stock in any fiscal period, the holders of Series A Preferred shares are entitled to receive dividends on an "as converted" basis, to the extent such dividends are greater than the face amount of Series A Preferred dividends otherwise payable in such fiscal period. Diluted loss per share includes the effects of outstanding stock options, stock awards and Series A convertible preferred stock, if dilutive.

        Stock-based Compensation:    The Company accounts for the stock options, restricted stock awards and deferred stock units under plans that it sponsors following the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock issued to Employees (APB No. 25) and related interpretations. Stock-based employee compensation expense related to restricted stock awards and deferred stock units of $8,727,000, $2,011,000 and $442,000 was reflected in net loss for fiscal 2004, 2003 and 2002, respectively. No stock-based employee compensation expense for stock options was reflected in net loss for fiscal 2004, 2003 and 2002, as all stock options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

        The following table reflects the weighted average fair value per option granted during each year, as well as the significant weighted average assumptions used in determining fair value using the Black-Scholes option-pricing model:

	2004	2003	2002
Weighted average fair value on grant date	—	$8.82	$4.16
Risk-free interest rate	—	2.6%	4.7%
Expected life (years)	—	5	5
Expected volatility	—	67.7%	66.8%
Expected dividend yield	—	—	—

        The following table illustrates the effect on net loss and loss per share as if the fair value method had been applied to all stock awards and outstanding and unvested options in each period:

	2004	2003	2002
		(restated)	(restated)
	(In thousands, except per share data)
Net loss:
As reported	$(10,714)	$(29,546)	$(10,378)
Add: Stock based compensation expense included in reported net loss, net of related tax effects	5,236	1,263	265
Deduct: Total stock-based compensation expense determined under fair value method for all awards	(5,930)	(3,052)	(982)
Pro forma	$(11,408)	$(31,335)	$(11,095)
Net loss per common share (basic and diluted):
As reported	$(1.39)	$(1.56)	$(1.68)
Pro forma	$(1.41)	$(1.61)	$(1.71)

        Income Taxes:    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109") Accounting for Income Taxes. Under SFAS 109, deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. The income statement effect is generally derived from changes in deferred income taxes on the balance sheet.

        Casualty Insurance:    The Company is self-insured for general liability up to $400,000 per occurrence and carries a $400,000 deductible limit per occurrence for workers compensation claims. The Company utilizes actuarial projections of its ultimate losses that it will be responsible for paying. The actuarial method includes an allowance for adverse developments on known claims and an allowance for claims which have been incurred but which have not been reported. As of April 1, 2004 and April 3, 2003, the Company had recorded casualty insurance reserves of $20,479,000 and $19,765,000, respectively. The Company recorded expenses related to general liability and workers compensation claims of $10,581,000, $6,752,000 and $10,304,000 in fiscal 2004, 2003 and 2002, respectively.

        New Accounting Pronouncements:    In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143 Accounting for Asset Retirement Obligations. SFAS No. 143 addresses the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 became effective for the Company in fiscal 2004. Adoption of SFAS No. 143 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS No. 149 Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of SFAS No. 149 should be applied prospectively. The provisions of SFAS No. 149 relating to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. Adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as temporary equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of a change in accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by SFAS No. 150. On November 5, 2003 the FASB deferred the provisions of SFAS No. 150 as they apply to certain mandatorily redeemable non-controlling interests. Instruments with characteristics of both liabilities and equity not addressed in SFAS No. 150 may be addressed in Phase 2 of the FASB's Liabilities and Equity project. Adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets ("VIE") and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the VIE's assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the VIE in its financial statements. This interpretation applies immediately to VIE's that are created, or for which control is obtained after, January 31, 2003.

        In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN 46 prior to issuance of the revised interpretation. Otherwise, application of Interpretation 46R ("FIN 46R") is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities ("SPEs") for periods ending after December 15, 2003. Application by public entities, other than business issuers, for all other types of VIEs other than SPEs is required in financial statements for periods ending after March 15, 2004.

        The Company does not have interests in structures commonly referred to as SPEs. The Company applied FIN 46R beginning with our fourth fiscal quarter of 2004. Adoption of FIN 46R did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In December 2003, the FASB published a revision to SFAS No. 132 Employers' Disclosure about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106. SFAS No. 132R requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The provisions of SFAS No. 132 remained in effect until the provisions of SFAS No. 132R were adopted. SFAS No. 132R is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by SFAS No. 132R are effective for interim periods beginning after December 15, 2003. Adoption of SFAS No. 132R did not have a material impact on the Company's consolidated financing position, results of operations or cash flows.

        On January 12, 2004, the FASB issued FASB Staff Position No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP No. 106-1") in response to a new law regarding prescription drug benefits under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Currently, SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS No. 106") requires that changes in relevant law be considered in current measurement of postretirement benefit costs. However, certain accounting issues related to the federal subsidy remain unclear and significant uncertainties may exist which impair a plan sponsor's ability to evaluate the direct effects of the new law and the ancillary effects on plan participants' behavior and healthcare costs. Due to these uncertainties, FSP No. 106-1 provides plan sponsors with an opportunity to elect to defer recognizing the effects of the new law in the accounting for its retiree health care benefit plans under SFAS No. 106 and to provide related disclosures until authoritative guidance on the accounting for the federal subsidy is issued and clarification regarding other uncertainties is resolved. The Company has elected to defer recognition while evaluating the new law and the pending issuance of authoritative guidance and their effect, if any, on the Company's results of operations, financial position and financial statement disclosure. Therefore, any measures of the accumulated postretirement benefit obligation or the net periodic postretirement benefit cost do not reflect the effects of the new law and issued guidance could require the Company to change previously reported information. In May 2004, the FASB issued FSP No. 106-2 which provides accounting guidance for this new subsidy. The Company sponsors a postretirement benefit plan which may benefit from the subsidy and as a result, the Company is currently evaluating the impact of FSP No. 106-2, which the Company is required to adopt in its second quarter of fiscal 2005.

        The Emerging Issues Task Force (EITF) reached a final consensus on Issue 03-06, "Participating Securities and the Two-Class Method under FAS 128" ("Issue 03-06") at its March 2004 meeting. Issue 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that participate in dividends and earnings of the issuing entity. Such securities are contractually entitled to receive dividends when and if the entity declares dividends on common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share once it is determined that a security is participating. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. The consensus is effective for the Company in the first fiscal quarter of 2005 and requires retroactive application. The Company is currently evaluating the effect of Issue 03-06 on its financial statements.

        Presentation:    Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current year presentation.

NOTE 2—ACQUISITIONS

        On March 15, 2002, the Company acquired the operations and related assets of Gulf States Theatres ("GST") for a cash purchase price of $45,772,000 (see Note 16—Related Party Transactions). In connection with the acquisition, the Company leased five theatres with 68 screens in the New Orleans, Louisiana area. All five of the theatres feature stadium seating and have been built since 1997 and strengthen the Company's position in the New Orleans market.

        The following is a summary of the allocation of the purchase price to the estimated fair values of assets and liabilities acquired from GST. The allocation of purchase price is based on management's judgment after evaluating several factors, including actuarial estimates for pension liabilities, market prices of our indebtedness and a valuation assessment performed by a valuation specialist:

(In thousands)
Property	$11,396
Intangible assets	8,540
Goodwill	25,836

Total purchase price	$45,772

        Amounts recorded for goodwill are not subject to amortization, are recorded at the Company's North American theatrical exhibition operating segment (the reporting unit) and are expected to be deductible for tax purposes.

        The Company will pay $300,000 annually for five years in connection with consulting and non-competition agreements related to the acquisition. The annual payments will be included within general and administrative expense in the consolidated statements of operations.

        Amounts allocated to intangible assets relate to $8,200,000 for a non-competition and consulting agreement and $340,000 for an acquired trademark which are the fair values as determined by an independent third party valuation study. The valuation of the non-competition agreement was calculated as the present value of expected cash flows that would be lost due to competition if the agreement was not in place. The valuation of the trademark was based upon the estimated expenditures that a theatre incurs prior to opening in order to build brand-name awareness. The amortization periods for the non-competition and consulting agreement and trademark are seven years and 20 years, respectively. Amortization expense and accumulated amortization are as follows:

	2004	2003	2002
	(In thousands)
Amortization expense of non-competition and consulting agreement	$1,171	$1,171	$—
Amortization expense of trademark	17	17	—

Total	$1,188	$1,188	$—

	2004	2003	2002
	(In thousands)
Accumulated amortization of non-competition and consulting agreement	$2,342	$1,171	$—
Accumulated amortization of trademark	34	17	—

Total	$2,376	$1,188	$—

        Estimated amortization expense for each of the next five fiscal years is $1,171,000 under the non-competition and consulting agreement and $17,000 for the trademark.

        On March 29, 2002, the Company acquired GC Companies, Inc. ("GC") pursuant to a plan of reorganization sponsored by the Company for a purchase price of $168,931,000 (net of $6,500,000 from the sale of GC's portfolio of venture capital investments on the effective date), which included anticipated cash payments of $68,472,000, the issuance of $72,880,000 aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2011 with a fair value of $71,787,000 and the issuance of 2,578,581 shares of common stock, with an aggregate fair value of $35,172,000 based on a fair value of $13.64 per share (the closing price per share on the effective date of the plan). The acquisition included 66 theatres with 621 screens in the United States, 3 managed theatres with 20 screens in the United States and a 50% interest in Hoyts General Cinemas South America which operates 17 theatres with 160 screens in Argentina, Chile, Brazil and Uruguay that is accounted for using the equity method.

        As of April 1, 2004, $2,354,000 of the cash portion of the purchase price was unpaid and 148,148 shares of the common stock portion of the purchase price with a fair value of $2,020,000 were unissued. The final purchase price for GC Companies was not determinable until all creditor claims disputed by the GC Companies post-confirmation unsecured creditors committee were consensually resolved or determined by the bankruptcy court. That process was recently completed, and the GC Companies bankruptcy case was closed on May 26, 2004. Through April 1, 2004, we had issued $72,880,000 aggregate principal amount of our senior subordinated notes due 2011 and 2,430,433 shares of our common stock and paid approximately $66,118,000 in cash to creditors of GC Companies. Acquisition of GC's theatre circuit expanded the Company's national footprint of industry-leading theatres, especially in key markets in the Northeast and upper Midwest.

        The GC subsidiary which held its interest in the South American theatre joint venture was not subject to the jurisdiction of the bankruptcy court and the joint venture's lenders retain liens on the Argentine and Chilean entities. Prior to the Company's acquisition of GC, its joint venture defaulted on its Argentine and Chilean loan agreements as the debts thereunder became due in December 2001 and payment was not made in accordance with the agreements. However, in connection with the plan of reorganization, one of the Company's wholly-owned subsidiaries acquired, at par, a 25% undivided, non-voting, economic participation interest in the joint venture's loans for an aggregate purchase price of $10.96 million, whereupon the GC guaranties were released and the lenders agreed to extend the final maturity date of the loans. The joint venture is currently renegotiating payment terms related to these loans. Non-compliance with covenants applicable to these loans could result in an acceleration of the loan payment terms or default. Because of such considerations the Company attributes no value to its investment in the joint venture and participation interest in the joint venture's loans. The Company accounted for the payment above as part of the total purchase price for GC. The amount of the purchase price allocated to the participation interest in the joint venture's loans was estimated to be $0 based on the final valuation study performed by an independent third party, which took into account, among other things, the effect that the massive devaluation of the Argentine peso would have on the Argentine operating company's ability to repay US dollar denominated debt and continuing defaults under the joint venture's loans.

        The following is a summary of the allocation of the purchase price to the assets and liabilities of GC based on management estimates of fair value after evaluating several factors, including actuarial estimates for pension liabilities, market prices of our indebtedness and a valuation assessment prepared by a valuation specialist:

(In thousands)
Cash and equivalents	$10,468
Current assets	12,828
Property	133,509
Intangible assets	23,318
Goodwill	34,624
Deferred income taxes	35,700
Other long-term assets	7,738
Current liabilities	(32,113)
Other long-term liabilities	(57,141)

Total purchase price	$168,931

        Amounts recorded for goodwill are not subject to amortization, are recorded at the Company's North American theatrical exhibition operating segment (the reporting unit) and are not expected to be deductible for tax purposes.

        Amounts allocated to intangible assets relate to $19,664,000 of favorable leases assumed from GC and gift certificate and discount ticket customer lists of $3,654,000 which are the fair values as determined by an independent third party valuation study. The weighted average amortization period for favorable leases and customer lists is approximately 10 years and 2 years, respectively. Amortization expense and accumulated amortization are as follows:

	2004	2003	2002
	(In thousands)
Amortization expense of favorable leases	$2,031	$2,241	$—
Amortization expense of customer lists	1,929	1,725	—

Total	$3,960	$3,966	$—

	2004	2003	2002
	(In thousands)
Accumulated amortization of favorable leases	$4,272	$2,241	$—
Accumulated amortization of customer lists	3,654	1,725	—

Total	$7,926	$3,966	$—

        Estimated amortization expense for the next five fiscal years is as follows:

	Favorable Leases	Customer Lists	Total
	(In thousands)
2005	$2,033	$—	$2,033
2006	2,033	—	2,033
2007	1,929	—	1,929
2008	1,892	—	1,892
2009	1,873	—	1,873

        On December 19, 2003, the Company acquired certain of the operations and related assets of MegaStar Cinemas, L.L.C. ("MegaStar") for an estimated cash purchase price of $14,950,000. In connection with the acquisition, the Company assumed leases on three theatres with 48 screens in Minneapolis and Atlanta. All three of the theatres feature stadium seating, have been built since 2000 and strengthen the Company's position in the Minneapolis and Atlanta markets. As of April 1, 2004, $1,536,000 of the estimated total purchase price was unpaid. The results of operations are included in the Consolidated Statements of Operations from December 19, 2003. The Company believes the results of operations of the acquired theatres are not material to the Company's Consolidated Statements of Operations and pro forma information is not included herein. The following is a summary of the allocation of the purchase price to the assets acquired from MegaStar based on management estimates of fair value and an independent third party valuation study:

(In thousands)
Cash and equivalents	$40
Current assets	94
Property	6,946
Other long-term assets	84
Goodwill	7,786

Total purchase price	$14,950

        Amounts recorded for goodwill are not subject to amortization, were recorded at the Company's North American theatrical exhibition operating segment (the reporting unit) and are expected to be deductible for tax purposes.

NOTE 3—DISCONTINUED OPERATIONS

        On December 4, 2003, the Company sold its only theatre in Sweden and incurred a loss on sale of $5,591,000 which included a $5,252,000 payment to the purchaser to release the Company from future lease obligations related to the theatre. The Company opened its theatre in Sweden during fiscal 2001 and since that time the Company has incurred pre-tax losses of $17,210,000, including a $4,668,000 impairment charge in fiscal 2002 and a $5,591,000 loss on sale in fiscal 2004.

        The operations and cash flows of the Sweden theatre have been eliminated from the Company's ongoing operations as a result of the disposal transaction and the Company does not have any significant continuing involvement in the operations of the Sweden theatre after the disposal transaction. The results of operations of the Sweden theatre have been classified as discontinued operations, and information presented for all periods reflects the new classification. The operations of the Sweden theatre were previously reported in the Company's International operating segment.

        Components of amounts reflected as loss from discontinued operations in the Company's Consolidated Statements of Operations are presented in the following table:

Statements of operations data:

	52 Weeks Ended April 1, 2004	53 Weeks Ended April 3, 2003	52 Weeks Ended March 28, 2002
		(restated)	(restated)
	(In thousands)
Revenues
Admissions	$3,378	$4,879	$3,526
Concessions	949	1,388	935
Other theatre	198	228	184

Total revenues	4,525	6,495	4,645
Expense
Film exhibition costs	1,698	2,434	1,778
Concession costs	321	457	345
Theatre operating expense	1,572	2,707	2,603
Rent	1,678	2,512	2,470
General and administrative expense—other	54	150	18
Preopening	—	—	(18)
Depreciation and amortization	42	26	720
Impairment of long-lived assets	—	—	4,668
Disposition of assets and other gains	5,591	—	—

Total costs and expenses	10,956	8,286	12,584
Investment income	—	(7)	(14)

Loss before income taxes	(6,431)	(1,784)	(7,925)
Income tax benefit	(2,600)	(700)	(3,600)

Loss from discontinued operations	$(3,831)	$(1,084)	$(4,325)

        Amounts for the Sweden theatre included in the Company's Consolidated Balance Sheets are presented in the following table:

Balance sheet data:

	52 Weeks Ended April 1, 2004	53 Weeks Ended April 3, 2003
	(In thousands)
Current assets	$3	$661
Property, net	—	54
Current liabilities	(16)	(1,078)

NOTE 4—PROPERTY

        A summary of property is as follows:

	2004	2003
	(In thousands)
Property owned:
Land	$13,698	$34,563
Buildings and improvements	220,340	255,950
Leasehold improvements	409,388	399,891
Furniture, fixtures and equipment	859,242	799,082

	1,502,668	1,489,486
Less-accumulated depreciation and amortization	732,338	640,709

	770,330	848,777
Property leased under capital leases:
Buildings and improvements	28,128	29,119
Less-accumulated amortization	21,181	21,433

	6,947	7,686

	$777,277	$856,463

        Included in property is $15,007,000 and $69,968,000 of construction in progress as of April 1, 2004 and April 3, 2003, respectively.

NOTE 5—SUPPLEMENTAL BALANCE SHEET INFORMATION

        Other assets and liabilities consist of the following:

	2004	2003
		(restated)
	(In thousands)
Other current assets:
Prepaid rent	$26,591	$24,847
Deferred income taxes	18,118	15,793
Income taxes receivable	5,947	—
Other	12,020	10,092

	$62,676	$50,732

Other long-term assets:
Investments in real estate	$10,303	$11,996
Deferred financing costs	18,034	13,093
Other	25,595	25,557

	$53,932	$50,646

Accrued expenses and other liabilities:
Income taxes payable	$—	$4,080
Taxes other than income	30,389	29,613
Interest	8,869	8,952
Payroll and vacation	10,237	10,039
Casualty claims and premiums	7,010	7,955
Accrued bonus	13,123	14,126
Theatre and other closure	16,071	21,011
Unpaid acquisition costs	5,910	6,450
Other	20,777	9,991

	$112,386	$112,217

Other long-term liabilities:
Deferred rent and unfavorable leases	$113,171	$112,842
Casualty claims and premiums	13,469	11,810
Pension and other benefits	25,950	20,459
Deferred income	11,829	7,185
Deferred gain	10,006	11,402
Advance sale leaseback proceeds	—	6,994
Theatre and other closure	1,799	1,488
Other	6,243	5,375

	$182,467	$177,555

NOTE 6—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS

        A summary of the carrying value of corporate borrowings and capital and financing lease obligations is as follows:

	2004	2003
	(In thousands)
Credit Facility due 2009	$—	$—
Credit Facility due 2004	—	—
9 1/2% Senior Subordinated Notes due 2009	—	200,000
9 1/2% Senior Subordinated Notes due 2011	214,474	297,880
9 7/8% Senior Subordinated Notes due 2012	175,000	175,000
8% Senior Subordinated Notes due 2014	300,000	—
Discounts on Senior Subordinated Notes	(3,043)	(4,219)
Capital and financing lease obligations, interest ranging from 7 1/4% to 20%	61,281	59,101

	747,712	727,762
Less-current maturities	2,748	2,565

	$744,964	$725,197

        Minimum annual payments required under existing capital and financing lease obligations (net present value thereof) and maturities of corporate borrowings as of April 1, 2004 are as follows (in thousands):

	Capital and Financing Lease Obligations
	Minimum Lease Payments	Less Interest	Principal	Principal Amount of Corporate Borrowings	Total
	(In thousands)
2005	$10,459	$7,711	$2,748	$—	$2,748
2006	10,279	7,421	2,858	—	2,858
2007	9,910	6,940	2,970	—	2,970
2008	9,170	6,516	2,654	—	2,654
2009	8,646	6,207	2,439	—	2,439
Thereafter	92,789	45,177	47,612	689,474	737,086

Total	$141,253	$79,972	$61,281	$689,474	$750,755

Credit Facility due 2009

        On March 26, 2004, the Company entered into the Second Amended and Restated Credit Agreement (the "Credit Facility") with The Bank of Nova Scotia, Citicorp North America, Inc., General Electric Capital Corporation, Bank of America, N.A. and various other financial institutions. The Credit Facility replaces the Company's previous Amended and Restated Credit Agreement dated as of April 10, 1997 which was terminated in connection with the execution of the Credit Facility and in any event was scheduled to mature on April 10, 2004.

        The $175,000,000 credit facility permits borrowings at interest rates based on either the bank's base rate or LIBOR plus applicable margins ranging from 1.0% to 2.0% on base rate loans and from 2.0% to 3.0% on LIBOR loans and requires an annual commitment fee of 0.5% on the unused portion of the commitment. The Credit Facility matures on April 9, 2009. The total commitment under the Credit Facility as of April 1, 2004 is $175,000,000; however, the Credit Facility contains covenants that limit the Company's ability to incur debt. As of April 1, 2004, the Company had no outstanding borrowings under the Credit Facility and approximately $163,000,000 was available for borrowing under the Credit Facility.

        Covenants under the Credit Facility impose limitations on indebtedness, creation of liens, change of control, transactions with affiliates, mergers, investments, guaranties, asset sales, dividends, business activities, repurchase of capital stock or subordinated debt and pledges. In addition, the Credit Facility contains certain financial covenants. As of April 1, 2004, the Company was in compliance with all financial covenants relating to the Credit Facility.

        Costs related to the establishment of the Credit Facility were capitalized and are charged to interest expense over the life of the Credit Facility. Unamortized issuance costs of $3,844,000 as of April 1, 2004 are included in other long-term assets.

Notes Due 2009

        On March 19, 1997, the Company sold $200,000,000 aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2009 (the "Notes due 2009"). The Notes due 2009 bear interest at the rate of 9 1/2% per annum, payable in March and September. The Notes due 2009 are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2002 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 15, 2006, plus in each case interest accrued to the redemption date.

        On March 25, 2004, the Company redeemed the $200,000,000 of the Notes due 2009 for $204,750,000. A loss of $8,590,000 was recognized in connection with the redemption, including a call premium of $4,750,000, unamortized issue costs of $3,291,000 and unamortized discount of $549,000. The loss is included within other expense in the Consolidated Statements of Operations for the year ended April 1, 2004.

Notes Due 2011

        On January 27, 1999, the Company sold $225,000,000 aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2011 and on March 29, 2002, the Company issued an additional $72,880,000 aggregate principal amount of Notes due 2011 in connection with the acquisition of GC (the "Notes due 2011"). The Notes due 2011 bear interest at the rate of 9 1/2% per annum, payable in February and August. The Notes due 2011 are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2004 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2007, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the Indenture), the Company will be required to make an offer to repurchase each holder's notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Notes due 2011 are subordinated to all existing and future senior indebtedness of the Company. The Notes due 2011 are unsecured senior subordinated indebtedness of the Company ranking equally with the Company's Notes due 2009 and Notes due 2012.

        On March 25, 2004, the Company redeemed $83,406,000 of its Notes due 2011 for $87,367,000. A loss of $5,357,000 was recognized in connection with the redemption including a call premium of $3,962,000, unamortized issue costs of $1,125,000 and unamortized discount of $270,000. The loss is included within other expense in the Consolidated Statements of Operations for the year ended April 1, 2004.

        The Indenture to the Notes due 2011 contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock. If the Notes due 2011 attain "investment grade status," the covenants in the Indenture limiting the Company's ability to incur additional indebtedness and pay dividends will cease to apply. As of April 1, 2004, the Company was in compliance with all financial covenants relating to the Notes due 2011.

        The discount on the Notes due 2011 is being amortized to interest expense following the interest method. Costs related to the issuance of the Notes due 2011 were capitalized and are charged to interest expense, following the interest method, over the life of the securities. Unamortized issuance costs of $2,800,000 as of April 1, 2004 are included in other long-term assets.

Notes Due 2012

        On January 16, 2002, the Company sold $175,000,000 aggregate principal amount of 9 7/8% Senior Subordinated Notes due 2012 (the "Notes due 2012"). The Notes due 2012 bear interest at the rate of 9 7/8% per annum, payable in February and August. The Notes due 2012 are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2007 at 104.938% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2010, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the Indenture), the Company will be required to make an offer to repurchase each holder's notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Notes due 2012 are subordinated to all existing and future senior indebtedness of the Company. The Notes due 2012 are unsecured senior subordinated indebtedness of the Company ranking equally with the Company's Notes due 2009 and Notes due 2011.

        The Indenture to the Notes due 2012 contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock. As of April 1, 2004, the Company was in compliance with all financial covenants relating to the Notes due 2012.

        The discount on the Notes due 2012 is being amortized to interest expense following the interest method. Costs related to the issuance of the Notes due 2012 were capitalized and are charged to interest expense, following the interest method, over the life of the securities. Unamortized issuance costs of $4,579,000 as of April 1, 2004 are included in other long-term assets.

Notes Due 2014

        On February 24, 2004, the Company sold $300,000,000 aggregate principal amount of 8% Senior Subordinated Notes due 2014 (the "Notes due 2014"). The Company applied the net proceeds from the sale of Notes due 2014, plus cash on hand, to redeem all outstanding $200,000,000 aggregate principal amount of its Notes due 2009 and $83,406,000 aggregate principal amount of its Notes due 2011. The Notes due 2014 bear interest at the rate of 8% per annum, payable in March and September. The Notes due 2014 are redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 2009 at 104.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 1, 2012, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the Indenture), the Company will be required to make an offer to repurchase each holder's notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Notes due 2014 are subordinated to all existing and future senior indebtedness of the Company. The Notes due 2014 are unsecured senior subordinated indebtedness of the Company ranking equally with the Company's Notes due 2011 and Notes due 2012.

        The Indenture to the Notes due 2014 contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock. As of April 1, 2004, the Company was in compliance with all financial covenants relating to the Notes due 2014.

        Costs related to the issuance of the Notes due 2014 were capitalized and are charged to interest expense, following the interest method, over the life of the securities. Unamortized issuance costs of $6,811,000 as of April 1, 2004 are included in other long-term assets.

Capital and Financing Lease Obligations

        Occasionally, the Company is responsible for the construction of leased theatres and for paying project costs that are in excess of an agreed upon amount to be reimbursed from the developer.

        Emerging Issues Task Force (EITF) Issue No. 97-10 The Effect of Lessee Involvement in Asset Construction requires the Company to be considered the owner (for accounting purposes) of these types of projects during the construction period. As a result, the Company has recorded $41,164,000 and $37,632,000 as financing lease obligations on its Consolidated Balance Sheets related to these types of projects as of April 1, 2004 and April 3, 2003, respectively.

        The Company's lenders issue letters of credit on behalf of the Company in the normal course of its business. The outstanding amount on these letters of credit was $14,068,000 as of April 1, 2004 with maturity dates ranging from June 2004 to April 2005.

NOTE 7—STOCKHOLDERS' EQUITY

        The Company has two classes of common stock outstanding, Common Stock and Class B Stock, which do not provide for different dividend rates or other preferences, other than voting rights, between the two classes of common stock.

Voting Rights

        The holders of Common Stock are entitled to one vote per share and, except for the election of directors, vote together as a single class with the holders of the Company's Class B Stock and holders of the Company's Series A convertible preferred stock who are entitled to vote their shares, on an as-converted basis, subject to the right to vote as a separate class as required by law and on certain charter amendments affecting the number of authorized shares of Common Stock or the par value or relative powers, preferences or special rights thereof.

        The holders of Class B Stock are entitled to ten votes per share and, except for the election of directors, vote together as a single class with the holders of Common Stock and holders of the Company's Series A convertible preferred stock who are entitled to vote their shares, on an as-converted basis, subject to the right to vote as a separate class as required by law and on certain charter amendments affecting the number of authorized shares of Class B Stock or the par value or relative powers, preferences or special rights thereof.

        Under the Company's investment agreement with the initial purchasers of the Company's Preferred Stock, the Company cannot change the size of the Board of Directors, which presently has eight members, without the approval of the initial purchasers as long as they continue to own at least 117,500 shares of Preferred Stock. Also, so long as the initial purchasers continue to hold this and other preferred stock approval rights, the initial purchasers will have the right to elect three directors to the Company's Board of Directors. The remaining members of the board are elected by the holders of Common Stock and Class B stock. Under the Company's amended and restated certificate of incorporation, presently holders of Common Stock, voting separately as a class, have the right to elect two directors, and the holders of Common Stock and Class B Stock, voting together as a single class, with each share of Common Stock having one vote per share and each share of Class B Stock having ten votes per share, have the right to elect three directors. In the event that no shares of Class B Stock remain outstanding, the holders of Common Stock may elect all of the members of the Board of Directors to be elected by holders other than holders of Preferred Stock, with each share having one vote for such purpose. Holders of Common Stock and Class B Stock do not have cumulative voting rights in elections of directors.

        Upon transfer of shares of Series A convertible preferred stock to a transferee that is not an affiliate of the initial purchasers, the transferee holder of Series A convertible preferred stock is entitled to vote on an as-converted basis with the holders of the Company's Common Stock and Class B Stock on all matters except the election of directors and any matter reserved by law or the Company's amended and restated certificate of incorporation for consideration exclusively by the holders of Common Stock or Class B Stock. Holders of the Series A convertible preferred stock also have the right to vote as a class on the creation, authorization or issuance of any class, series or shares of senior stock, parity stock or junior stock (if the junior stock may be redeemed at the option of the holders thereof prior to April 19, 2011) and on any adverse change to the preference, rights and powers of the Series A convertible preferred stock.

        If an event of default with respect to the Company's Preferred Stock (as defined below) occurs and is not cured or waived within 45 days, then the holders of Preferred Stock will have the right to elect that number of directors that, when added to those directors already elected by the holders of Series A Convertible Preferred Stock, constitute a majority of the Board of Directors. An "event of default" is defined as (i) an event of default under the Company's credit facility, the note indentures or any other indebtedness in excess of $10 million, (ii) the Company's failure to pay cash dividends on the Preferred Stock when required under the terms thereof or (iii) the Company's violation of the provisions of the investment agreement relating to the preferred stock approval rights.

Equity Securities

        The authorized common stock of AMCE consists of two classes of stock: Common Stock (66 2/3¢ par value; 200,000,000 shares authorized) and Class B Stock (66 2/3¢ par value; 30,000,000 shares authorized). Holders of Class B Stock may elect to convert at any time on a share-for-share basis into Common Stock.

        The Company has authorized 10,000,000 shares of Preferred Stock (66 2/3¢ par value), of which 2,000,000 shares have been designated under the Company's Certificate of Designations as Series A convertible preferred stock ("Series A Preferred") and 2,000,000 shares have been designated as Series B Exchangeable Preferred Stock ("Series B Preferred," and collectively with the Series A Preferred, the "Preferred Stock"). As of April 1, 2004, 299,477 Series A Preferred shares were issued and outstanding.

        On March 29, 2002, the Company acquired GC pursuant to a plan of reorganization sponsored by the Company for purchase price of $168,931,000 (net of $6,500,000 from the sale of GC's portfolio of venture capital investments on the effective date), which includes the issuance of 2,578,581 shares of Common Stock, with an aggregate fair value of $35,172,000 based on a fair value of $13.64 per share (the closing price per share on the effective date of the plan).

        On March 19, 2002, the Company completed a public offering of 9,000,000 shares of Common Stock at a public offering price of $10.50 per share and granted the underwriters a 30 day option to purchase an additional 1,350,000 shares of Common Stock at $10.50 per share to cover over-allotments. On March 28, 2002, the underwriters exercised their option to purchase these shares. Net proceeds from the offering of the shares of Common Stock of $100,800,000 were used to fund the acquisition of GC and will be used to pursue the Company's current business strategy including acquisitions of other theatres and theatre circuits.

        On April 19, 2001, the Company issued 92,000 shares of Series A Preferred and 158,000 shares of Series B Preferred at a price of $1,000 per share. Net proceeds from the issuance of approximately $225,000,000 were used to repay borrowings under the Credit Facility. On September 13, 2001, all shares of Series B Preferred were exchanged for an equal number of shares of Series A Preferred. The Preferred Stock has preference in liquidation equal to the greater of $1,000 per share plus accrued and unpaid dividends, or the amount that would have been payable if the Preferred Stock were converted into Common Stock.

        The Series A Preferred is convertible at the option of the holder into shares of Common Stock at a conversion price of $7.15 per Common Stock share (as adjusted, the "Conversion Price") resulting in a current conversion rate of 139.86 shares of Common Stock for each share of Series A Preferred.

        Dividends on the Series A Preferred accumulate at an annual rate of 6.75% and are payable when, as and if declared by the Company's Board of Directors. Dividends on the Series A Preferred must be paid with additional Series A Preferred shares for the first three years from April 19, 2001. Between April 20, 2004 and April 19, 2008, dividends may be paid in either additional Series A Preferred shares or cash, at the Company's option, and must be paid in cash after April 19, 2008, unless prohibited by the Indentures for the Notes due 2011, in which case such dividends are payable in additional Series A Preferred shares.

        Preferred Stock dividends paid in shares of Preferred Stock are recorded at their estimated fair value on the date of declaration. The carrying value of Series A Preferred is accreted to its redemption price (including any accrued and unpaid dividends) over ten years (the period from initial issuance until redemption first becomes available to the holder of the security) using the interest method. During fiscal 2004, the Company recorded dividends of 19,697 shares of Series A Preferred valued at $40,277,000. During fiscal 2003, the Company recorded dividends of 18,422 shares of Series A Preferred valued at $27,165,000.

        The holders of Series A Preferred shares are also entitled to a distribution of additional Series A Preferred shares if a Change of Control (as defined in the Certificate of Designations) of the Company occurs prior to April 19, 2006 equal to the dividends that they would have received through April 19, 2006 if the Change of Control had not occurred. If dividends are paid on the Common Stock in any fiscal period, the holders of Series A Preferred shares are entitled to receive dividends on an "as converted" basis to the extent such dividends are greater than the Series A Preferred dividends otherwise payable in such fiscal period.

        The Preferred Stock may be redeemed in whole and not in part by the Company at the Company's option at any time after April 19, 2006 for cash equal to the liquidation preference, provided that the average Common Stock closing price for the 20 trading days preceding the notice of redemption exceeds 150% of the Conversion Price. The Series A Preferred must be redeemed by the Company at the option of a holder at any time after April 19, 2011 for cash or Common Stock, at the Company's option, at a price equal to the Series A Preferred liquidation preference.

        The initial purchasers of the Preferred Stock have the right to approve the payment of dividends on the Company's other capital stock.

        In addition, during the period that they are entitled to elect three Directors, the initial purchasers of the Company's Preferred Stock must approve certain corporate actions before the Company may take them. These Preferred Stock Approval Rights include but are not limited to, limitations on the Company's ability to:

  •
  amend the Company's amended and restated certificate of incorporation or bylaws;

  •
  create, authorize or issue any class, series or shares of capital stock;

  •
  merge, consolidate or consummate a similar transaction;

  •
  incur debt or amend or alter the material terms of any existing or future material senior debt; and

  •
  acquire or dispose of any material business or assets.

        During fiscal 1999, the Company loaned one of its executive officers $5,625,000 to purchase 375,000 shares of Common Stock of the Company in a secondary offering. During fiscal 1999, the Company also loaned $3,765,000 to another of its executive officers to purchase 250,000 shares of Common Stock of the Company. The 250,000 shares were purchased in the open market and unused proceeds of $811,000 were repaid to the Company leaving a remaining unpaid principal balance of $2,954,000. The loans were unsecured and were due in August and September of 2003, respectively, could be prepaid in part or full without penalty and were represented by promissory notes which bore interest at a rate (6% per annum) at least equal to the applicable federal rate prescribed by Section 1274 (d) of the Internal Revenue Code in effect on the date of such loans, payable at maturity. Based on the recommendation of the Compensation Committee, on May 13, 2002 the Company's Board of Directors approved the forgiveness of $10,538,000 of principal and accrued interest on the loans to the two executive officers together with the payment of $8,712,000 of federal, state and payroll related taxes on behalf of the executive officers in connection with the loan forgiveness and recorded these amounts as general and administrative expense. Such loan forgiveness was effective as of June 6, 2002 pursuant to agreements between the Company and each of the executive officers in which the officers agreed not to sell shares of Common Stock purchased in fiscal 1999 with proceeds of the loans for 18 months.

Stock-Based Compensation

        In November 1994, AMCE adopted a stock option and incentive plan (the "1994 Plan"). This plan expired in fiscal 1999 except as to outstanding non-qualified stock options. The 1994 Plan provided that the option exercise price for stock options may not have been less than the fair market value of the stock at the date of grant and unexercised options expire no later than ten years after date of grant. Options issued under the 1994 Plan during fiscal 2000 vested 50% at issuance and 50% one year from issuance; options issued under the 1994 Plan during fiscal 1999 vested immediately; and all other options issued under the 1994 Plan vested two years from the date of issuance.

        In December 1999, AMCE adopted a stock option and incentive plan for Outside Directors (the "1999 Outside Directors Plan"). This plan, which was terminated in fiscal 2004 except as to outstanding awards, provided for a one-time grant to outside directors of non-qualified stock options and permitted directors to receive up to all of their annual cash retainer in options in lieu of cash. The 1999 Outside Directors Plan provided that the option exercise price for stock options be equal to the fair market value of the stock at the date of grant and unexercised options expire no later than ten years after date of grant. Options issued under the 1999 Outside Directors Plan during fiscal 2002 and 2001 vest one year from the date of issuance.

        In December 1999, AMCE adopted a stock option and incentive plan (the "1999 Plan"). This plan expired in fiscal 2003 except as to outstanding non-qualified stock options and grants of restricted stock awards. The 1999 Plan provided that the option exercise price for stock options may not be less than the fair market value of the stock at the date of grant and unexercised options expire no later than ten years after date of grant. Options issued under the 1999 Plan during fiscal 2003 and 2002 vest 50% one year from issuance and 50% two years from issuance.

        During the second quarter of fiscal 2004 the Company's Shareholders approved and the Company adopted the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (the "2003 LTIP"). The 2003 LTIP provides for five basic types of awards: (i) grants of stock options which are either incentive or non-qualified stock options, (ii) grants of restricted stock awards, (iii) grants of deferred stock units, (iv) grants of deferred cash awards and (v) performance grants which may be settled in stock options, shares of common stock, restricted stock, deferred stock units, deferred cash awards, or cash, or any combination thereof. The number of shares of Common Stock which may be sold or granted under the plan may not exceed 6,500,000 shares. The 2003 LTIP provides that the option exercise price for stock options may not be less than the fair market value of stock at the date of grant, options may not be repriced and unexercised options expire no later than ten years after date of grant. No options have been issued under the 2003 LTIP as of April 1, 2004.

        On September 18, 2003, the Board of Directors made performance grants with award opportunities having an aggregate value of $10,124,000. These grants are subject to the satisfaction of performance measures during fiscal 2004 and/or the exercise of discretion by the Compensation Committee of the Board of Directors. Performance grants will be settled with up to $1,657,000 in deferred cash awards and the balance (up to $8,467,000) in deferred stock units, which will entitle the holder to one share of Common Stock for each deferred stock unit at the end of a deferral period. The number of deferred stock units issuable in connection with these performance grants will be based on the average closing prices of the Company's common stock over the ten trading days ending on the last day of the fiscal year. With an average price of $15.12, the average closing stock price over the ten trading days ending on April 1, 2004, up to 559,987 deferred stock units could be issuable with respect to fiscal 2004 if all performance measures are met and all discretionary awards are made. The deferred stock units will be subject to three-year vesting and deferral periods which will run concurrently. Participants may elect to further defer receipt for specified periods after the end of the initial three year deferral period. Expenses related to the awards will be recognized over the service period in fiscal 2004.

        The Company has recorded $8,021,000 and $1,605,000 in accrued expenses and other liabilities related to grants of deferred stock units and deferred cash awards, respectively, under the 2003 LTIP as of April 1, 2004. On June 11, 2004, the Compensation Committee of the Board of Directors approved the accrued distributions under the 2003 LTIP.

        On May 13, 2002, the Company granted stock awards on 170,710 shares of Common Stock with a fair value of $2,593,000 which vest 50% one year from issuance and 50% two years from issuance. As of April 1, 2004, 11,497 of these shares were forfeited prior to vesting.

        The Company recognized $706,000 and $2,011,000 of compensation expense during fiscal 2004 and 2003, respectively, related to stock awards.

        A summary of stock option activity under all plans is as follows: The following table summarizes information about stock options as of April 1, 2004:

	2004		2003		2002
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	1,978,165	$12.98	1,553,570	$12.34	1,174,120	$14.07
Granted	—	—	452,980	15.19	387,350	6.97
Canceled	(20,940)	13.09	(24,090)	14.28	(7,900)	6.98
Exercised	(456,585)	8.54	(4,295)	6.98	—	—

Outstanding at end of year	1,500,640	$14.32	1,978,165	$12.98	1,553,570	$12.34

Exercisable at end of year	1,292,650	$14.19	1,370,773	$13.05	1,174,120	$14.07

Available for grant at end of year	5,969,497		49,160		1,649,430

        The following table summarizes information about stock options as of April 1, 2004:

	Outstanding Stock Options			Exercisable Stock Options
Range of Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Prices	Number of Shares	Weighted-Average Exercise Price
$2.38	14,010	6.7 years	$2.38	14,010	$2.38
$6.74 to $6.98	347,640	7.0 years	6.97	347,640	6.97
$9.25 to $12.50	55,010	4.8 years	11.65	55,010	11.65
$14.50 to $20.75	1,061,480	6.1 years	16.78	853,490	17.16
$26.38	22,500	2.1 years	26.38	22,500	26.38

$2.38 to $26.38	1,500,640	6.2 years	$14.32	1,292,650	$14.19

NOTE 8—LOSS PER SHARE

        The following table sets forth the computation of basic and diluted loss from continuing operations per common share:

	2004	2003	2002
		(restated)	(restated)
	(In thousands, except per share data)
Numerator:
Loss from continuing operations	$(6,883)	$(28,462)	$(6,053)
Dividends on Series A Preferred	40,277	27,165	29,421

Loss for common shares from continuing operations and assumed conversion of Series A Preferred	$(47,160)	$(55,627)	$(35,474)

Denominator:
Average common shares outstanding	36,715	36,296	23,692
Series A Preferred	—	—	—

Shares for basic earnings per common share	36,715	36,296	23,692
Stock options	—	—	—
Stock awards	—	—	—

Shares for diluted earnings per common share	36,715	36,296	23,692

Loss from continuing operations per common share	$(1.28)	$(1.53)	$(1.50)
Further dilution from applying the "two-class" method	—	—	—

Basic and diluted loss from continuing operations per common share	$(1.28)	$(1.53)	$(1.50)

        During 2004, 40,812,000 shares of Common Stock and $40,277,000 of dividends from the assumed conversion of Series A Preferred were excluded from the computation of diluted loss per common share because they were anti-dilutive. During 2003, 38,212,000 shares of Common Stock and $27,165,000 of dividends from the assumed conversion of Series A Preferred were excluded from the computation of diluted loss per common share because they were anti-dilutive. During 2002, 33,839,611 shares of Common Stock and $29,421,000 of dividends from the assumed conversion of Series A Preferred were excluded from the computation of diluted loss per common share because they were anti-dilutive.

        In 2004, 2003 and 2002, incremental shares from stock options and stock awards of 191,339, 433,292 and 370,490, respectively, were excluded from the computation of diluted earnings per share because they were anti-dilutive.

        During 2004, contingently issuable deferred stock units of 530,503 were excluded from the computation of diluted loss per common share because they were anti-dilutive.

NOTE 9—INCOME TAXES

        Income tax provision reflected in the Consolidated Statements of Operations for the three years ended April 1, 2004 consists of the following components:

	2004	2003	2002
		(restated)	(restated)
	(In thousands)
Current:
Federal	$(6,130)	$6,995	$(8,615)
Foreign	—	—	—
State	(17)	3,591	189

Total current	(6,147)	10,586	(8,426)
Deferred:
Federal	11,635	(1,556)	11,932
Foreign	1,619	787	(4,440)
State	1,293	(517)	34

Total deferred	14,547	(1,286)	7,526

Total provision	8,400	9,300	(900)
Tax benefit of discontinued operations	2,600	700	3,600

Total provision from continuing operations	$11,000	$10,000	$2,700

        The difference between the effective tax rate on income (loss) before income taxes and the U.S. federal income tax statutory rate is as follows:

	2004	2003	2002
		(restated)	(restated)
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	(35.8)	(5.5)	(1.5)
Valuation allowance	(358.3)	(50.4)	(6.4)
Deductible portion of GC Companies, Inc. purchase price	—	11.8	—
Special compensation	—	(34.0)	—
Preferred stock issuance expense	—	—	(11.1)
Other, net	(3.9)	(2.8)	(8.0)
Effective tax rate	(363.0)%	(45.9)%	8.0%

        The significant components of deferred income tax assets and liabilities as of April 1, 2004 and April 3, 2003 are as follows:

	2004		2003
	Deferred Income Tax		Deferred Income Tax
	Assets	Liabilities	Assets	Liabilities
			(restated)	(restated)
	(In thousands)
Property	$25,817	$(7,463)	$46,324	$(9,003)
Capital lease obligations	3,438	—	5,544	—
Accrued reserves and liabilities	57,003	—	51,260	—
Deferred rents	36,825	—	40,627	—
Alternative minimum tax credit carryover	10,095	—	9,412	—
Net operating loss carryforward	36,945	—	33,264	—
Other	26,071	(184)	19,298	(189)

Total	196,194	(7,647)	205,729	(9,192)
Less: Valuation allowance	(26,485)	—	(20,592)	—

Net	169,709	(7,647)	185,137	(9,192)
Less: Current deferred income taxes	18,118	—	15,793	—

Total noncurrent deferred income taxes	$151,591	$(7,647)	$169,344	$(9,192)

Net noncurrent deferred income taxes	$143,944		$160,152

        The Company's federal income tax loss carryforward of $97,500,000 will begin to expire in 2019 and will completely expire in 2022 and will be limited to approximately $17,800,000 annually due to the sale of Preferred Stock and the acquisition of GC. The Company's state income tax loss carryforwards of $38,800,000 may be used over various periods ranging from 5 to 20 years.

        The Company's foreign subsidiaries had losses before income taxes of $20,900,000, $30,000,000 and $17,500,000 during fiscal 2004, 2003 and 2002, respectively.

        As of April 1, 2004, management believed it was more likely than not that certain deferred tax assets related to non-current state and foreign tax net operating loss carryforwards and non-current foreign temporary differences would not be realized due to uncertainties as to the timing and amounts of future taxable income. The Company has recorded a full valuation allowance against its deferred tax assets in foreign jurisdictions of $25,947,000 and a partial valuation allowance of $538,000 related to state net operating loss carryforwards as of April 1, 2004.

        The Company recorded a valuation allowance of $26,485,000, $20,592,000, $10,254,000, $9,361,000 and $4,330,000 as of April 1, 2004, April 3, 2003, March 28, 2002, March 29, 2001 and March 30, 2000, respectively. All changes in the valuation allowance were recorded in the income tax provision except for $2,600,000 which was recorded in loss from discontinued operations in the year ended March 28, 2002.

        Management believes it is more likely than not that the Company will generate future taxable income to realize its recorded deferred tax assets. However, the amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

NOTE 10—LEASES

        The majority of the Company's operations are conducted in premises occupied under lease agreements with initial base terms ranging generally from 10 to 25 years, with certain leases containing options to extend the leases for up to an additional 20 years (see Note 16—Related Party Transactions). The leases provide for fixed rentals and/or rentals based on revenues with a guaranteed minimum. The majority of the leases provide that the Company will pay all, or substantially all, taxes, maintenance, insurance and certain other operating expenses. Assets held under capital lease obligations are included in property.

        During fiscal 1998, the Company sold the real estate assets associated with 13 theatres to Entertainment Properties Trust ("EPT") for an aggregate purchase price of $283,800,000 (the "Sale and Lease Back Transaction"). The Company leased the real estate assets associated with the theatres from EPT pursuant to non-cancelable operating leases with terms ranging from 13 to 15 years at an initial lease rate of 10.5% with options to extend for up to an additional 20 years. The leases are triple net leases that require the Company to pay substantially all expenses associated with the operation of the theatres, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. The Company has accounted for this transaction as a sale and leaseback in accordance with Statement of Financial Accounting Standards No. 98 Accounting for Leases. The land and building improvements have been removed from the Consolidated Balance Sheets and a gain of $15,130,000 on the sales has been deferred and is being amortized to rent expense over the life of the leases. During fiscal 2000, the Company sold the building and improvements associated with one of the Company's theatres to EPT for proceeds of $17,600,000 under terms similar to the above Sale and Leaseback Transaction. During fiscal 2002, the Company sold the land at this theatre to EPT for proceeds of $7,500,000 under terms similar to the above Sale and Leaseback Transaction and at an initial lease rate of 10.75%. During fiscal 2003, the Company sold the real estate assets associated with 2 theatres to EPT for proceeds of $43,665,000 and then leased the real estate assets associated with these theatres pursuant to non-cancelable operating leases with terms of 20 years at an initial lease rate of 11% with options to extend for up to an additional 15 years. On March 30, 2004, the Company sold the real estate assets associated with 3 theatres to EPT for proceeds of $63,911,000 and then leased the real estate assets associated with these theatres pursuant to non-cancelable operating leases with terms of 20 years at an initial lease rate of 9.5% with options to extend for up to 15 additional years. The Company currently has 2 theatre locations that it believes could be sold and leased back for estimated proceeds of $52,000,000 should the Company elect to do so, and if allowed under the financial covenants of its existing debt instruments.

        Following is a schedule, by year, of future minimum rental payments required under existing operating leases that have initial or remaining non-cancelable terms in excess of one year and provisions to repurchase certain theatre equipment and leasehold improvements as of April 1, 2004:

	Minimum operating lease payments	FF&E and Leasehold Repurchase Provisions	Total
	(In thousands)
2005	$305,627	$25,292	$330,919
2006	303,732	—	303,732
2007	302,262	—	302,262
2008	298,658	—	298,658
2009	295,537	—	295,537
Thereafter	2,588,636	—	2,588,636

Total minimum payments required	$4,094,452	$25,292	$4,119,744

        The Company has also entered into agreements to lease space for the operation of theatres not yet fully constructed. The future minimum rental payments required under the terms of these leases included above total approximately $89,000,000. The Company records rent expense on a straight-line basis over the term of the lease. Included in long-term liabilities as of April 1, 2004 and April 3, 2003 is $113,171,000 and $112,842,000, respectively, of deferred rent representing pro rata future minimum rental payments for leases with scheduled rent increases and unfavorable lease liabilities acquired from GC.

        Rent expense is summarized as follows:

	2004	2003	2002
		(restated)	(restated)
	(In thousands)
Minimum rentals	$276,608	$263,469	$206,920
Common area expenses	30,300	29,601	20,760
Percentage rentals based on revenues	5,020	5,034	3,166
Furniture, fixtures and equipment rentals	6,432	8,758	9,032

	$318,360	$306,862	$239,878

NOTE 11—EMPLOYEE BENEFIT PLANS

        The Company sponsors a non-contributory qualified defined benefit pension plan generally covering all employees age 21 or older who have completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who are not covered by a collective bargaining agreement.

        Under the plan, benefits are integrated with Social Security and paid to participants at retirement based primarily upon years of credited service with the Company (not exceeding thirty-five) and the employee's highest five year average compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. The Company expects to contribute $1,541,000 to the defined benefit pension plan during fiscal 2005. Plan assets are invested in pooled separate accounts with an insurance company pursuant to which the plan's benefits are paid to retired and terminated employees and the beneficiaries of deceased employees. The Company also sponsors two non-contributory nonqualified deferred compensation plans which provide additional pension benefits to certain eligible employees.

        The Company currently offers eligible retirees the opportunity to participate in a health plan (medical and dental) and a life insurance plan. Employees may become eligible for these benefits at retirement provided the employee is at least age 55 and has at least 15 years of credited service after age 40. The health plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. The accounting for the health plan currently anticipates future modifications to the cost-sharing provisions to provide for retiree premium contributions of approximately 20% of total premiums, increases in deductibles and co-insurance at the medical inflation rate and coordination with Medicare. The retiree health plan is not funded. The Company is amortizing the transition obligation on the straight-line method over a period of 20 years.

        During fiscal 2003, the Company acquired GC including its defined benefit pension plan (See Note 2—Acquisition). The fair value of plan assets acquired was $21,488,000 and the benefit obligation assumed was $15,550,000.

        During fiscal 2003, the Company recorded postretirement obligations of $6,676,000 related to the GC acquisition.

        The measurement date used to determine pension and other postretirement benefits is January 1 of the fiscal year for which measurements are made. The assumptions to determine benefit obligations and net periodic benefit cost are as follows:

	Pension Benefits		Other Benefits
	April 1, 2004	April 3, 2003	April 1, 2004	April 3, 2003
Weighted-average assumptions used to determine benefit obligations at Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of compensation increase	5.97%	5.97%	5.00%	6.50%
	Pension Benefits			Other Benefits
	April 1, 2004	April 3, 2003	March 28, 2002	April 1, 2004,	April 3, 2003	March 28, 2002
Weighted-average assumptions used to determine net periodic benefic cost for years ending Discount rate	6.75%	7.25%	7.25%	6.25%	6.75%	7.50%
Expected long-term return on plan assets	8.50%	8.50%	8.50%	n/a	n/a	n/a
Rate of compensation increase	5.97%	6.00%	6.00%	5.00%	6.50%	6.50%

        Net periodic benefit cost for the three plans consists of the following:

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
	(In thousands)
Components of net periodic benefit cost:
Service cost	$2,574	$2,027	$1,557	$605	$406	$295
Interest cost	3,641	3,124	1,862	1,042	887	370
Expected return on plan assets	(2,985)	(3,263)	(1,264)	—	—	—
Recognized net actuarial (gain) loss	691	23	(52)	111	—	—
Amortization of unrecognized transition obligation	176	182	176	50	50	50
Amortization of prior service cost	95	90	55	29	—	—

Net periodic benefit cost	$4,192	$2,183	$2,334	$1,837	$1,343	$715

        The following tables set forth the plans' change in benefit obligations and plan assets and the accrued liability for benefit costs included in the Consolidated Balance Sheets for the years ended April 1, 2004 and April 3, 2003:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$54,297	$28,689	$19,187	$5,076
Benefit obligation related to acquisition of GC	—	15,550	—	6,676
Service cost	2,574	2,027	605	406
Interest cost	3,641	3,124	1,042	887
Plan participants' contributions	—	—	161	106
Actuarial (gain) loss	9,085	8,009	(3,197)	6,240
Benefits paid	(2,120)	(2,246)	(654)	(464)
Other	—	(856)	—	260

Benefit obligation at end of year	$67,477	$54,297	$17,144	$19,187

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
	(In thousands)
Change in plan assets:
Fair value of plan assets at beginning of year	$34,251	$16,195	$—	$—
Fair value of plan assets related to acquisition of GC Companies, Inc.	—	21,488	—	—
Actual return on plan assets	6,750	(3,621)	—	—
Employer contribution	952	2,435	493	358
Plan participants' contributions	—	—	161	106
Benefits paid	(2,120)	(2,246)	(654)	(464)

Fair value of plan assets at end of year	$39,833	$34,251	$—	$—

Net liability for benefit cost:
Funded status	$(27,644)	$(20,046)	$(17,144)	$(19,187)
Unrecognized net actuarial (gain) loss	16,331	11,702	2,768	6,076
Unrecognized transition obligation	176	399	347	397
Unrecognized prior service cost	842	891	231	260

Net liability recognized	$(10,295)	$(7,054)	$(13,798)	$(12,454)

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
	(In thousands)
Amounts recognized in the balance sheet:
Accrued benefit liability	$(12,122)	$(8,005)	$(13,798)	$(12,454)
Accumulated other comprehensive income	1,123	501	—	—
Intangible asset	704	450	—	—

Net liability recognized	$(10,295)	$(7,054)	$(13,798)	$(12,454)

        The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the one qualified and two nonqualified pension plans with accumulated benefit obligations in excess of plan assets were $67,477,000, $51,421,000 and $39,833,000, respectively, as of April 1, 2004; and $54,297,000, $41,533,000 and $34,251,000, respectively, as of April 3, 2003.

        For its Defined Benefit Pension Plan investments, the Company employs a long-term risk-controlled approach using diversified investment options with minimal exposure to volatile investment options like derivatives. The Company uses a diversified allocation of equity, debt, and real estate exposures that are customized to the Plan's cash flow benefit needs with a current target asset allocation of 60% equity securities, 32% debt securities and 8% real estate investments. The percentage of plan assets by category for fiscal 2004 and 2003 are as follows:

	April 1, 2004	April 3, 2003
Equity Securities	62%	62%
Debt Securities	30%	30%
Real Estate Investments	8%	8%

	100%	100%

        The expected rate of return on plan assets was 8.50% for fiscal 2004 and 2003. The rate used is based upon analysis of actual returns on plan assets in prior years including analysis provided by the Plan Administrator.

        The following table provides investments of the defined benefit pension plan by security type:

	Pension Assets
	2004	2003
	(In thousands)
Plan asset information:
Government Securities	$1,369	$1,558
Bond and Mortgage	9,448	7,774
	Pension Assets
	2004	2003
Real Estate	3,069	2,723
Large Company Equity	18,631	13,947
Small Company Equity	2,096	3,393
International Equity	4,044	3,825
Preferred Securities	1,176	1,031

Fair value of plan assets	$39,833	$34,251

        For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for 2004 was 11.0% for medical and 4.0% for dental. The rates were assumed to decrease gradually to 5.0% for medical in 2009 and 3.0% for dental in 2013 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of April 1, 2004 by $2,686,000 and the aggregate of the service and interest cost components of postretirement expense for fiscal 2004 by $322,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement obligation for fiscal 2004 by $2,206,000 and the aggregate service and interest cost components of postretirement expense for fiscal 2004 by $260,000.

        See Note 1 New Accounting Pronouncements to the Notes to Consolidated Financial Statements for information regarding the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

        The Company sponsors a voluntary 401(k) savings plan covering eligible employees after one year of service and age 21. From the inception of the savings plan and until December 31, 2001, the Company matched 50% of each eligible employee's elective contributions up to 6% of the employee's pay (i.e., a maximum match of 3%). Effective January 1, 2002, the Company began matching 100% of each eligible employee's elective contributions up to 3% of the employee's compensation and 50% of each eligible employee's elective contributions on the next 2% of the employees pay. The Company's expense under the 401(k) savings plan was $2,175,000, $2,007,000 and $1,591,000 for fiscal 2004, 2003 and 2002, respectively.

NOTE 12—COMMITMENTS AND CONTINGENCIES

        The Company's on-screen advertising subsidiary (NCN) operates its advertising program through agreements with theatre circuits. These circuit agreements stipulate the amount of circuit payments a theatre will receive for running on-screen slides, on-film programs and other related in-theatre products and services. The Company's circuit agreements have terms of 1 to 5 years, with an annual cancellation provision included in select agreements. Certain circuits have agreements requiring an annual minimum exhibitor share payment. The Company recognizes the minimum exhibitor share payments as an expense on a straight line basis over the terms of the agreements. NCN's total future exhibitor share commitment as of April 1, 2004, totals $17,682,000, which will be paid over the next 3 years.

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99-01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999 the Department of Justice (the "Department") filed suit alleging that the Company's stadium-style theatres violate the ADA and related regulations. The Department alleges that the Company has failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleges various non-line of sight violations as well. The Department seeks declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        On November 20, 2002, the trial court entered summary judgment in favor of the Department on the line of sight aspects of the case. The trial court ruled that wheelchair spaces located solely on the sloped floor portion of the stadium-style auditoriums fail to provide lines of sight comparable to the general public. The trial court did not address specific changes that might be required of the Company's existing stadium-style auditoriums, holding that per se rules are simply not possible because the requirements of comparable lines of sight will vary based on theatre layout. The Company filed a request for interlocutory appeal on January 23, 2003. The trial court denied the Company's request but postponed any further line of sight proceedings pending the Ninth Circuit Court of Appeals' ruling in a case with similar facts and issues, Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc. In Regal, the Oregon District Court held that the exhibitor had provided comparable lines of sight to its wheelchair-bound patrons. On August 13, 2003, the Ninth Circuit Court of Appeals reversed the decision of the Oregon District Court. Regal filed its Petition for Certiorari to the U.S. Supreme Court on October 27, 2003. The Supreme Court is expected to grant or deny certiorari this fall. The Company's line of sight proceedings are postponed pending Regal's outcome before the Supreme Court.

        The Company has recorded a liability related to estimated losses for the Department of Justice line-of-sight aspect of the case in the amount of $179,350 (comprised primarily of compensatory damages and the civil penalty) and estimates the range of loss to be between $179,350 and $273,938 at this time. An estimate of the cost of any betterments that might be required related to the line-of-sight aspect of the case cannot be made at this time and will depend on Regal's petition for certiorari to the United States Supreme Court.

        On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that the Company has violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

        On December 5, 2003 a consent order and final judgment on non-line of sight issues was entered by the U.S. District Court for the Central District of California. The consent order and final judgment resolves matters regarding the non-line of sight aspects of the case. Under the terms of the consent order and final judgment, the Company agreed to remedy certain violations at twelve stadium-style theatres surveyed by the Department. Additionally, the Company has agreed to survey and make required betterments for its patrons with disabilities at 101 stadium-style theatres across the country and at certain theatres it may open or acquire in the future. The Company has not recorded any losses for the consent order and final judgment related to the non-line of sight aspects of the case. The Company estimates that the cost of these betterments will be $21.0 million, which is expected to be incurred over the term of the consent order of five years. The estimate is based on deviations at the twelve theatres surveyed by the Department. The actual cost of betterments may vary based on the results of surveys of the remaining theatres.

        Conrad Grant v. American Multi-Cinema, Inc. and DOES 1 to 100; Orange County California Superior Court, Case No: 03CC00429. On September 26, 2003, plaintiff filed this suit as a proported class action on behalf of himself and other current and former "senior managers," "salary operations managers" and persons holding similar positions who claim that they were improperly classified by the Company as exempt employees over the prior four years. Plaintiff alleges violations of the California Labor Code and unfair business practices and seeks (i) overtime pay, (ii) pay for meal and rest periods, (iii) statutory penalties, including (a) penalties of up to $100 per underpaid employee per pay period in which he or she was underpaid or any other violation and (b) waiting time penalties of up to 30 days wages for former employees, (iv) prejudgment interest, (v) attorneys fees and (vi) costs. Plaintiff also seeks declaratory and injunctive relief.

        In addition to the cases noted above, the Company, is also currently a party to various ordinary course claims from vendors (including concession suppliers and motion picture distributors), landlords and suppliers and other legal proceedings. If management believes that a loss arising from these actions is probable and can reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Except as described above, management believes that the ultimate outcome of such other matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

        American Multi-Cinema, Inc. v. Midwest Drywall Company, Inc., Haskell Constructors, Ltd. et al. (Case No. 00CV84908, Circuit Court of Platte County, Missouri) and American Multi-Cinema, Inc. v. Bovis Construction Corp. et al. (Civil Action No. 0207139, Court of Common Pleas of Bucks County,

Pennsylvania). The Company is the plaintiff in these and related suits in which we seek to recover damages from the construction manager, the architect, certain fireproofing applicators and other parties to correct the defective application of certain fireproofing materials at 23 theatres. The Company currently estimates its claim for repair costs at these theatres will aggregate approximately $36,100,000, of which it has expended approximately $23,400,000 through the end of fiscal 2004. The remainder is for projected costs of repairs yet to be performed. The Company also is seeking additional damages for lost profits, interest and legal and other expenses incurred.

        Certain parties to the Missouri litigation have filed counterclaims against the Company, including Ammon Painting Company, Inc. which asserts claims to recover monies for services provided in an amount not specified in the pleadings but which it has expressed in discovery to aggregate to approximately $950,000. The Company currently estimates that its claim against Ammon is for approximately $6,000,000. Based on presently available information, the Company does not believe such matters will have a material adverse effect on its results of operations, financial condition or liquidity. During the fifty-two weeks ended April 1, 2004 the Company received settlement payments of $925,000 related to two theatres from various parties in connection with this matter. On May 18, 2004 the Company received additional settlement payments of $2,310,020 from various parties in connection with this matter.

NOTE 13—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        The Company has provided reserves for estimated losses from theatres which have been closed and from terminating the operation of fast food and other restaurants operated adjacent to certain of the Company's theatres. During fiscal 2004, the Company terminated operation of 16 North American theatres with 124 screens. As of April 1, 2004, the Company has reserved $17,870,000 for lease terminations which have either not been consummated or paid, related primarily to three of these North American theatres with 20 screens and vacant restaurant space. The Company is obligated under long-term lease commitments with remaining terms of up to 16 years for theatres which have been closed. As of April 1, 2004, base rents aggregated approximately $8,096,000 annually and $23,270,000 over the remaining terms of the leases. A rollforward of reserves for theatre and other closure and the discontinuing operation of fast food restaurants is as follows:

	2004	2003	2002
	(In thousands)
Beginning Balance	$22,499	$24,140	$32,092
Theatre and other closure expense	4,068	5,416	2,124
Interest expense	2,736	3,656	4,617
General and administrative expense	50	99	125
Gain on capital lease termination	—	—	(1,682)
Payments	(17,497)	(11,570)	(19,373)
Transfer of deferred rent and capital lease obligations	6,014	758	6,237

Ending balance	$17,870	$22,499	$24,140

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance.

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value.

        The carrying value of cash and equivalents approximates fair value because of the short duration of those instruments. The fair value of publicly held corporate borrowings was based upon quoted market prices. For other corporate borrowings, the fair value was based upon rates available to the Company from bank loan agreements or rates based upon the estimated premium over U.S. treasury notes with similar average maturities.

        The estimated fair values of the Company's financial instruments are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets:
Cash and equivalents	$333,248	$333,248	$244,412	$244,412
Financial liabilities:
Cash overdrafts	$19,737	$19,737	$39,076	$39,076
Corporate borrowings	686,431	711,339	668,661	676,744

NOTE 15—OPERATING SEGMENTS

        The Company has identified three reportable segments around differences in products and services and geographical areas. North American and International theatrical exhibition operations are identified as separate segments based on dissimilarities in international markets from North America. NCN and other is identified as a separate segment due to differences in products and services offered.

        The Company evaluates the performance of its segments and allocates resources based on several factors, of which the primary measure is Adjusted EBITDA. The Company defines Adjusted EBITDA as earnings (loss) from continuing operations before interest expense, income taxes and depreciation and amortization and adjusted for preopening expense, theatre and other closure expense, disposition of assets and other gains, investment income, other expense, stock-based compensation expense, impairment of long-lived assets and special compensation expense. The Company evaluates Adjusted EBITDA generated by its segments in a number of manners, of which the primary measure is a comparison of segment Adjusted EBITDA to segment property, intangibles and goodwill.

        The Company's segments follow the same accounting policies as discussed in Note 1 to the Consolidated Financial Statements.

        Information about the Company's operations by operating segment is as follows:

Revenues

	2004	2003	2002
	(In thousands)
North American theatrical exhibition	$1,609,187	$1,628,140	$1,202,441
International theatrical exhibition	121,179	101,242	93,678
NCN and other	71,476	70,602	49,464
Intersegment elimination	(19,022)	(14,909)	(7,696)

Total revenues	$1,782,820	$1,785,075	$1,337,887

Segment Adjusted EBITDA

	2004	2003	2002
		(restated)	(restated)
	(In thousands)
North American theatrical exhibition	$296,001	$278,160	$202,394
International theatrical exhibition	83	(3,654)	1,658
NCN and other	5,607	3,249	(3,496)

Total segment Adjusted EBITDA	$301,691	$277,755	$200,556

        A reconciliation of earnings (loss) from continuing operations before income taxes to segment Adjusted EBITDA is as follows:

	2004	2003	2002
		(restated)	(restated)
	(In thousands)
Earnings (loss) from continuing operations before income taxes	$4,117	$(18,462)	$(3,353)
Plus:
Interest expense	77,717	77,800	60,760
Depreciation and amortization	124,572	126,994	99,022
Impairment of long-lived assets	16,272	19,563	—
Preopening expense	3,858	3,227	4,363
Theatre and other closure expense	4,068	5,416	2,124
Disposition of assets and other gains	(2,590)	(1,385)	(1,821)
Investment income	(2,861)	(3,502)	(2,073)
Other	13,947	—	3,754
General and administrative expense—unallocated:
Stock-based compensation	8,727	2,011	442
Other(1)	53,864	66,093	37,338

Total segment Adjusted EBITDA	$301,691	$277,755	$200,556

Long-term Assets

	2004	2003	2002
		(restated)	(restated)
	(In thousands)
North American theatrical exhibition	$1,431,036	$1,372,974	$1,197,379
International theatrical exhibition	147,009	132,834	95,316
NCN and other	14,869	22,148	14,755

Total segment long-term assets	1,592,914	1,527,956	1,307,450
Construction in progress	15,007	69,968	36,774
Corporate	283,647	286,782	241,055
Accumulated depreciation—property	(753,523)	(662,142)	(542,723)
Accumulated amortization—intangible assets	(33,801)	(34,180)	(33,913)
Accumulated amortization—other long-term assets	(33,446)	(30,375)	(23,716)

Consolidated long-term assets, net(2)	$1,070,798	$1,158,009	$984,927

Long-term Assets, net of accumulated depreciation and amortization

	2004	2003	2002
		(restated)	(restated)
	(In thousands)
North American theatrical exhibition	$766,929	$781,150	$687,215
International theatrical exhibition	68,232	68,123	62,040
NCN and other	2,868	11,244	7,140

Total segment long-term assets	838,029	860,517	756,395
Construction in progress	15,007	69,968	36,774
Corporate	217,762	227,524	191,758

Consolidated long-term assets, net(2)	$1,070,798	$1,158,009	$984,927

        A reconciliation of the reportable segments' long-term assets to long-term assets presented in the Consolidated Balance Sheet are as follows:

Consolidated Balance Sheet

	2004	2003	2002
		(restated)	(restated)
	(In thousands)
Property, net	$777,277	$856,463	$776,113
Intangible assets, net	23,918	30,050	5,369
Goodwill	71,727	60,698	30,276
Deferred income taxes	143,944	160,152	124,915
Other long-term assets	53,932	50,646	48,254

Consolidated long-term assets	$1,070,798	$1,158,009	$984,927

Additions to long-term assets, net of acquisitions

	2004	2003	2002
	(In thousands)
North American theatrical exhibition	$96,467	$63,473	$65,251
International theatrical exhibition	1,524	23,029	15,880
NCN and other	7,510	8,423	1,765

Total segment capital expenditures	105,501	94,925	82,896
Construction in progress	5,312	44,752	36,774
Corporate	10	6,893	14,953

Total additions to long-term assets, net of acquisitions(3)	$110,823	$146,570	$134,623

        A reconciliation of the reportable segments' additions to net assets to the Consolidated Statements of Cash Flow is as follows:

Consolidated Statements of Cash Flows

	2004	2003	2002
	(In thousands)
Cash Flows from investing activities:
Capital expenditures	$95,011	$100,932	$82,762
Construction project costs:
Reimbursable by landlord	—	38,586	28,122
Purchase of leased furniture, fixtures and equipment	15,812	7,052	23,739

Total additions to long-term assets, net of acquisitions	$110,823	$146,570	$134,623

        Information about the Company's revenues and assets by geographic area is as follows:

Revenues

	2004	2003	2002
	(In thousands)
United States	$1,612,663	$1,640,278	$1,207,182
Canada	48,964	43,555	37,027
China (Hong Kong)	8,166	8,868	10,559
Japan	60,382	51,476	54,324
France	3,813	3,681	3,388
Portugal	10,475	9,744	8,152
Spain	33,732	25,063	17,082
United Kingdom	4,625	2,410	173

Total revenues	$1,782,820	$1,785,075	$1,337,887

Long-term assets

	2004	2003	2002
		(restated)	(restated)
	(In thousands)
United States	$1,651,506	$1,668,389	$1,423,067
Canada	91,900	69,535	64,012
China (Hong Kong)	11,282	11,269	11,217
Japan	40,158	35,015	30,336
France	7,825	7,143	5,793
Portugal	14,729	13,183	10,770
Spain	61,738	53,940	27,101
United Kingdom	12,430	19,636	7,411
Sweden	—	6,596	5,572

Total long-term assets(2)	$1,891,568	$1,884,706	$1,585,279

(1)
Fiscal 2003 includes $19,250,000 of special compensation expense.

(2)
Long-term assets are comprised of property, intangibles and goodwill.

(3)
See Note 2 Acquisitions for additions to property, intangibles and goodwill resulting from acquisitions, all of which are included in the North American theatrical exhibition segment.

NOTE 16—RELATED PARTY TRANSACTIONS

        Prior to his resignation on October 30, 2002 as successor co-trustee with shared voting powers over shares held in the Durwood Voting Trust (the "Voting Trust"), Mr. Raymond F. Beagle, Jr. may be deemed to have been a related party to the Company. He became successor co-trustee on July 14, 1999 as a result of the death of Stanley H. Durwood.

        Mr. Beagle provided legal services to the Company for more than 30 years and served as general counsel under a series of retainer agreements dating back to 1986. In these agreements, the Company agreed to pay Mr. Beagle an annual retainer and to make deferred compensation payments to him over a period of years. In 1997, Mr. Beagle's retainer agreement was amended to provide for the deferral of any annual bonus paid to him, which amount was added to his deferred compensation account. The Company also agreed to annually credit Mr. Beagle's deferred compensation account with interest in an amount equal to the prime rate plus 1%. In 1997, the Company also determined to fund its deferred payment obligations to Mr. Beagle through the creation of a rabbi trust, the assets of which remain subject to the claims of the Company's creditors in the event of its insolvency. When Mr. Beagle became a voting trustee of the Durwood Voting Trust in 1999, the amount of his deferred compensation account was approximately $2,400,000. Mr. Beagle retired as General Counsel on March 31, 2003, at which time the amount of his deferred compensation account was approximately $3,800,000. Mr. Beagle began receiving payments from his compensation account of approximately $41,255 per month (for a period of twelve years) upon retirement as general counsel on March 31, 2003. The monthly payments are based on estimates of the prime interest rate over twelve years and could increase or decrease depending on changes in that rate.

        Amounts paid by the Company to Mr. Beagle as a retainer for serving as General Counsel were $0 in fiscal 2004, $450,000 in fiscal 2003 and $400,000 in fiscal 2002. Deferred bonuses awarded to Mr. Beagle, which awards were made in the first quarter of each fiscal year, were $0 in fiscal 2004, $350,000 in fiscal 2003 and $150,000 in fiscal 2002.

        Lathrop & Gage L.C., a law firm of which Mr. Beagle is a member, renders legal services to the Company and its subsidiaries. The Company paid Lathrop & Gage L.C. $6,872,000 for its services in fiscal 2003 and $4,058,000 in fiscal 2002.

        During fiscal 2003, the Company reimbursed the initial purchasers of Preferred Stock approximately $650,000 for expenses related to the acquisitions of GC Companies, Inc. and Gulf States Theatres, the issuance of the Notes due 2012 and the issuance of Common Stock and other business matters related to the Company. During fiscal 2002, the Company reimbursed the initial purchasers of Preferred Stock $3,754,000 for their issuance costs related to the Preferred Stock offering.

        On December 23, 2003 the Company's Board of Directors approved payment by the Company of legal fees in the amount of $590,000 and reimbursement of other out-of-pocket expenses in the amount of $170,000 on behalf of the initial purchasers of Preferred Stock. On November 18, 2003 and December 23, 2003 the Company's Board of Directors approved payment by the Company of legal fees in the amount of $190,000 on behalf of the Company's Class B Stockholder. The costs were incurred in connection with the consideration of a possible business combination between the Company and Loews Cineplex Entertainment Corporation.

        On January 22, 2004 the Company announced that its previously announced discussions with Loews Cineplex Entertainment Corporation relating to a possible business combination have been terminated.

        The Company leases certain of its theatres from Entertainment Properties Trust ("EPT"). The Chairman of the Board, Chief Executive Officer and President of AMCE was also the Chairman of the Board of Trustees of EPT until May of 2003 at which time his term expired and he did not stand for reelection to the Board of Trustees of EPT. Payments to EPT for rent were approximately $65,000,000, $61,000,000 and $52,000,000 in fiscal 2004, 2003 and 2002, respectively.

        In connection with the acquisition of GST, the Company entered into leases with EPT for the real estate assets associated with the five theatres with EPT, for a term of 20 years. Of the $45,772,000 purchase price, approximately $5,800,000 was paid to EPT for specified non-real estate assets which EPT acquired from GST and resold to the Company at cost.

NOTE 17—SUBSEQUENT EVENTS

        On July 29, 2004, the Company entered into an Agreement and Consent with the holders of its Series A Convertible Preferred Stock (the "Preferred Stock") pursuant to which the Company has agreed to relinquish its right to redeem the Preferred Stock during such time as an "Event of Default" (as such term is defined in the Certificate of Designations for the Preferred Stock) exists and remains uncured and the holders of the Preferred Stock have exercised their right to elect a majority of the board of directors of the Company pursuant to the rights granted by the Certificate of Designations.

        As a result, the Company believes that there are no circumstances that would require the Preferred Stock to be redeemed for cash or other assets upon the occurrence of an event that is outside the control of the Company. The Company will continue to classify its Preferred Stock within permanent stockholders' equity in its Consolidated Financial Statements.

NOTE 18—CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        On January 28, 2005, the Company filed two registration statements that created full and unconditional guarantees on the Notes due 2011, Notes due 2012 and Notes due 2014, and therefore, the accompanying condensed consolidating financial information is required. The Notes due 2011, Notes due 2012 and Notes due 2014 are guaranteed on a joint and several basis by each of the Company's domestic, wholly-owned subsidiaries.

        The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10, "Financial statements of guarantors and issuers of guaranteed securities registered or being registered." This information is not necessarily intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with accounting principles generally accepted in the United States of America. We own 100% of each of our subsidiary guarantors. The subsidiary guarantees of our debts are full and unconditional and joint and several.

As of April 1, 2004 (in thousands):

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Assets
Current assets:
Cash and equivalents	$—	$304,409	$28,839	$—	$333,248
Receivables, net	6	31,490	8,316	—	39,812
Other current assets	122	56,898	5,656	—	62,676

Total current assets	128	392,797	42,811	—	435,736
Investment in equity of subsidiaries	(140,233)	(114,281)	—	254,514	—
Property, net	—	708,574	68,703	—	777,277
Intangible assets, net	—	23,918	—	—	23,918
Intercompany advances	1,116,140	(914,633)	(201,507)	—	—
Goodwill	—	71,727	—	—	71,727
Deferred income taxes	—	143,944	—	—	143,944
Other long-term assets	2	35,081	18,849	—	53,932

Total assets	$976,037	$347,127	$(71,144)	$254,514	$1,506,534

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$—	$98,721	$8,513	$—	$107,234
Accrued expenses and other liabilities	9,002	99,539	3,845	—	112,386
Deferred revenues and income	—	74,870	1,261	—	76,131
Current maturities of corporate borrowings and capital and financing lease obligations	—	2,482	266	—	2,748

Total current liabilities	9,002	275,612	13,885	—	298,499
Corporate borrowings	686,431	—	—	—	686,431
Capital and financing lease obligations	—	41,435	17,098	—	58,533
Other long-term liabilities	—	170,313	12,154	—	182,467

Total liabilities	695,433	487,360	43,137	—	1,225,930
Stockholders' equity	280,604	(140,233)	(114,281)	254,514	280,604

Total liabilities and stockholders' equity	$976,037	$347,127	$(71,144)	$254,514	$1,506,534

Year (52 weeks) ended April 1, 2004 (in thousands):

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Revenues
Admissions	$—	$1,133,170	$86,223	$—	$1,219,393
Concessions	—	434,857	22,133	—	456,990
Other theatre	—	49,325	4,658	—	53,983
NCN and other	—	51,420	1,034	—	52,454

Total revenues	—	1,668,772	114,048	—	1,782,820
Costs and Expenses
Film exhibition costs	—	603,129	46,251	—	649,380
Concession costs	—	46,380	4,879	—	51,259
Theatre operating expense	—	391,563	28,056	—	419,619
Rent	—	280,621	33,403	—	314,024
NCN and other	—	45,905	942	—	46,847
General and administrative:
Stock based compensation	—	8,727	—	—	8,727
Other	195	52,898	771	—	53,864
Preopening expense	—	2,921	937	—	3,858
Theatre and other closure expense	—	4,068	—	—	4,068
Depreciation and amortization	—	113,683	10,889	—	124,572
Impairment of long-lived assets	—	12,747	3,525	—	16,272
Disposition of assets and other gains	—	(2,223)	(367)	—	(2,590)

Total costs and expenses	195	1,560,419	129,286	—	1,689,900

Other expense (income)
Equity in net losses of subsidiaries	2,621	19,277	—	(21,898)	—
Other expense	—	13,947	—	—	13,947
Interest expense
Corporate borrowings	67,928	53,633	3,488	(58,086)	66,963
Capital and financing lease obligations	—	8,579	2,175	—	10,754
Investment income	(54,630)	(3,993)	(2,324)	58,086	(2,861)

Total other expense	15,919	91,443	3,339	(21,898)	88,803

Earnings (loss) from continuing operations before income taxes	(16,114)	16,910	(18,577)	21,898	4,117
Income tax provision (benefit)	(5,400)	15,700	700	—	11,000

Earnings (loss) from continuing operations	(10,714)	1,210	(19,277)	21,898	(6,883)
Earnings (loss) from discontinued operations, net of income tax benefit	—	(3,831)	—	—	(3,831)

Net loss	$(10,714)	$(2,621)	$(19,277)	$21,898	$(10,714)

Preferred dividends	40,277				40,277

Net loss for shares of common stock	$(50,991)				$(50,991)

Year (52 weeks) ended April 1, 2004 (in thousands):

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
Net cash provided by (used in) operating activities	$2,456	$180,062	$760	$—	$183,278

Cash flows from investing activities:
Capital expenditures	—	(93,957)	(1,054)	—	(95,011)
Proceeds from sale/leasebacks	—	63,911	—	—	63,911
Acquisition of Megastar Cinemas L.L.C., net of cash acquired	—	(13,374)	—	—	(13,374)
Acquisition of GC Companies, Inc., net of cash acquired and proceeds from sale of venture capital investments	—	(2,075)	—	—	(2,075)
Purchase of leased furniture, fixtures and equipment	—	(15,812)	—	—	(15,812)
Payment on disposal-discontinued operations	—	(5,252)	—	—	(5,252)
Proceeds from disposition of long-term assets	—	9,289	—	—	9,289
Other, net	—	(7,557)	(3,497)	—	(11,054)

Net cash used in investing activities	—	(64,827)	(4,551)	—	(69,378)

Cash flows from financing activities:
Proceeds from issuance of 8% Senior Subordinated Notes due 2014	300,000	(6,000)	—	—	294,000
Repurchase of Notes due 2009 and 2011	(292,117)	—	—	—	(292,117)
Principal payments under capital and financing lease obligations	—	(2,339)	(235)	—	(2,574)
Deferred financing costs on credit facility due 2009	—	(3,725)	—	—	(3,725)
Change in cash overdrafts	—	(19,339)	—	—	(19,339)
Change in intercompany advances	(13,788)	(2,864)	16,652	—	—
Change in construction payables	—	(4,307)	—	—	(4,307)
Proceeds from exercise of stock options	3,894	—	—	—	3,894
Treasury stock purchases and other	(445)	—	—	—	(445)

Net cash (used in) provided by financing activities	(2,456)	(38,574)	16,417	—	(24,613)
Effect of exchange rate changes on cash and equivalents	—	—	(451)	—	(451)

Net increase in cash and equivalents	—	76,661	12,175	—	88,836
Cash and equivalents at beginning of year	—	227,748	16,664	—	244,412

Cash and equivalents at end of year	$—	$304,409	$28,839	$—	$333,248

As of April 3, 2003 (in thousands):

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
					(restated)
Assets
Current assets:
Cash and equivalents	$—	$227,748	$16,664	$—	$244,412
Receivables, net	9	21,592	5,944	—	27,545
Other current assets	—	46,148	4,584	—	50,732

Total current assets	9	295,488	27,192	—	322,689
Investment in equity of subsidiaries	(111,378)	(81,407)	—	192,785	—
Property, net	—	773,658	82,805	—	856,463
Intangible assets, net	—	30,050	—	—	30,050
Intercompany advances	1,068,733	(905,379)	(163,354)	—	—
Goodwill	—	60,698	—	—	60,698
Deferred income taxes	—	160,152	—	—	160,152
Other long-term assets	2	35,457	15,187	—	50,646

Total assets	$957,366	$368,717	$(38,170)	$192,785	$1,480,698

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$(1)	$107,895	$8,375	$—	$116,269
Accrued expenses and other liabilities	8,987	99,614	3,616	—	112,217
Deferred revenues and income	—	65,921	1,255	—	67,176
Current maturities of corporate borrowings and capital and financing lease obligations	—	2,356	209	—	2,565

Total current liabilities	8,986	275,786	13,455	—	298,227
Corporate borrowings	668,661	—	—	—	668,661
Capital and financing lease obligations	—	41,263	15,273	—	56,536
Other long-term liabilities	—	163,046	14,509	—	177,555

Total liabilities	677,647	480,095	43,237	—	1,200,979
Stockholders' equity	279,719	(111,378)	(81,407)	192,785	279,719

Total liabilities and stockholders' equity	$957,366	$368,717	$(38,170)	$192,785	$1,480,698

Year (53 weeks) ended April 3, 2003 (in thousands):

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
					(restated)
Revenues
Admissions	$—	$1,141,274	$70,930	$—	$1,212,204
Concessions	—	449,826	18,752	—	468,578
Other theatre	—	45,907	2,693	—	48,600
NCN and other	—	54,803	890	—	55,693

Total revenues	—	1,691,810	93,265	—	1,785,075
Costs and Expenses
Film exhibition costs	—	623,640	37,342	—	660,982
Concession costs	—	49,708	5,204	—	54,912
Theatre operating expense	—	413,981	24,624	—	438,605
Rent	—	271,971	28,406	—	300,377
NCN and other	—	51,672	772	—	52,444
General and administrative:
Stock based compensation	—	2,011	—	—	2,011
Other	20,229	44,213	1,651	—	66,093
Preopening expense	—	2,430	797	—	3,227
Theatre and other closure expense	—	2,011	3,405	—	5,416
Depreciation and amortization	—	119,043	7,951	—	126,994
Impairment of long-lived assets	—	9,604	9,959	—	19,563
Disposition of assets and other gains	—	(1,385)	—	—	(1,385)

Total costs and expenses	20,229	1,588,899	120,111	—	1,729,239

Other expense (income)
Equity in net (earnings) losses of subsidiaries	8,275	28,172	—	(36,447)	—
Interest expense
Corporate borrowings	67,636	63,333	220	(65,604)	65,585
Capital and financing lease obligations	—	11,248	967	—	12,215
Investment income	(65,194)	(3,251)	(661)	65,604	(3,502)

Total other expense	10,717	99,502	526	(36,447)	74,298

Earnings (loss) from continuing operations before income taxes	(30,946)	3,409	(27,372)	36,447	(18,462)
Income tax provision (benefit)	(1,400)	10,600	800	—	10,000

Loss from continuing operations	(29,546)	(7,191)	(28,172)	36,447	(28,462)
Loss from discontinued operations, net of income tax benefit	—	(1,084)	—	—	(1,084)

Net earnings (loss)	$(29,546)	$(8,275)	$(28,172)	$36,447	$(29,546)

Preferred dividends	27,165				27,165

Net loss for shares of common stock	$(56,711)				$(56,711)

Year (53 weeks) ended April 3, 2003 (in thousands):

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
					(restated)
Net cash provided by (used in) operating activities	$(5,961)	$147,466	$(12,758)	$—	$128,747
Cash flows from investing activities:
Capital expenditures	—	(92,670)	(8,262)	—	(100,932)
Proceeds from sale/leasebacks	—	43,665	—	—	43,665
Construction project costs:
Reimbursable by landlord	—	(12,768)	(25,818)	—	(38,586)
Reimbursed by landlord	—	4,682	8,577	—	13,259
Acquisition of GC Companies, Inc., net of cash acquired and proceeds from sale of venture capital investments	—	(47,314)	—	—	(47,314)
Acquisition of Gulf States Theatres	—	(752)	—	—	(752)
Purchase of leased furniture, fixtures and equipment	—	(7,052)	—	—	(7,052)
Proceeds from disposition of long-term assets	—	5,494	—	—	5,494
Other, net	—	(4,584)	(399)	—	(4,983)

Net cash used in investing activities	—	(111,299)	(25,902)	—	(137,201)

Cash flows from financing activities:
Construction project costs reimbursed by landlord	—	15,315	14,297	—	29,612
Principal payments under capital and financing lease obligations	—	(2,486)	(94)	—	(2,580)
Change in cash overdrafts	—	7,325	—	—	7,325
Change in intercompany advances	6,156	(25,123)	18,967	—	—
Change in construction payables	—	(528)	—	—	(528)
Treasury stock purchases and other	(195)	(197)	—	—	(392)

Net cash provided by (used in) in financing activities	5,961	(5,694)	33,170	—	33,437
Effect of exchange rate changes on cash and equivalents	—	—	(3)	—	(3)

Net increase (decrease) in cash and equivalents	—	30,473	(5,493)	—	24,980
Cash and equivalents at beginning of year	—	197,275	22,157	—	219,432

Cash and equivalents at end of year	$—	$227,748	$16,664	$—	$244,412

Year (52 weeks) ended March 28, 2002 (in thousands):

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
					(restated)
Revenues
Admissions	$—	$832,655	$65,385	$—	$898,040
Concessions	—	342,365	15,742	—	358,107
Other theatre	—	37,981	1,991	—	39,972
NCN and other	—	41,768	—	—	41,768

Total revenues	—	1,254,769	83,118	—	1,337,887
Costs and Expenses
Film exhibition costs	—	450,397	35,402	—	485,799
Concession costs	—	37,689	4,512	—	42,201
Theatre operating expense	—	309,995	19,303	—	329,298
Rent	—	212,336	22,433	—	234,769
NCN and other	—	44,994	270	—	45,264
General and administrative:
Stock based compensation	—	442	—	—	442
Other	173	33,151	4,014	—	37,338
Preopening expense	—	2,961	1,402	—	4,363
Theatre and other closure expense	—	2,124	—	—	2,124
Depreciation and amortization	—	92,806	6,216	—	99,022
Disposition of assets and other gains	—	(1,821)	—	—	(1,821)

Total costs and expenses	173	1,185,074	93,552	—	1,278,799

Other expense (income)
Equity in net (earnings) losses of subsidiaries	5,363	11,920	—	(17,283)	—
Other expense	3,754	—	—	—	3,754
Interest expense
Corporate borrowings	48,806	46,749	4,154	(51,694)	48,015
Capital and financing lease obligations		12,745	—	—	12,745
Investment income	(46,818)	(3,981)	(2,968)	51,694	(2,073)

Total other expense	11,105	67,433	1,186	(17,283)	62,441

Earnings (loss) from continuing operations before income taxes	(11,278)	2,262	(11,620)	17,283	(3,353)
Income tax provision (benefit)	(900)	3,300	300	—	2,700

Earnings (loss) from continuing operations	(10,378)	(1,038)	(11,920)	17,283	(6,053)
Loss from discontinued operations, net of income tax benefit	—	(4,325)			(4,325)

Net earnings (loss)	$(10,378)	$(5,363)	$(11,920)	$17,283	$(10,378)

Preferred dividends	29,421				29,421

Net loss for shares of common stock	$(39,799)				$(39,799)

Year (52 weeks) ended March 28, 2002 (in thousands):

	Parent Obligor	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated AMC Entertainment Inc.
					(restated)
Net cash provided by (used in) operating activities	$(4,538)	$110,941	$(5,312)	$—	101,091
Cash flows from investing activities:
Capital expenditures	—	(72,717)	(10,045)	—	(82,762)
Proceeds from sale/leasebacks	—	7,486	—	—	7,486
Construction project costs:
Reimbursable by landlord	—	(28,122)	—	—	(28,122)
Reimbursed by landlord	—	25,243	—	—	25,243
Acquisition of Gulf States Theatres	—	(45,020)	—	—	(45,020)
Purchase of leased furniture, fixtures and equipment	—	(23,739)	—	—	(23,739)
Proceeds from disposition of long-term assets	—	5,497	1,150	—	6,647
Other, net	—	(6,165)	1,922	—	(4,243)

Net cash used in investing activities	—	(137,537)	(6,973)	—	(144,510)

Cash flows from financing activities:
Repayments to Credit Facility	(270,000)	—	—	—	(270,000)
Proceeds from issuance of 9 7/8% Senior Subordinated Notes due 2012	172,263	—	—	—	172,263
Net proceeds from sale of Common Stock	100,800	—	—	—	100,800
Net proceeds from sale of Preferred Stock	230,022	—	—	—	230,022
Construction project costs reimbursed by landlord		881	—	—	881
Principal payments under capital and financing lease obligations		(2,638)	—	—	(2,638)
Change in cash overdrafts		(3,406)	—	—	(3,406)
Change in intercompany advances	(228,547)	206,435	22,112	—	—
Change in construction payables	—	6,264	—	—	6,264
Treasury stock purchases and other	—	(5,311)	4	—	(5,307)

Net cash provided by financing activities	4,538	202,225	22,116	—	228,879
Effect of exchange rate changes on cash and equivalents	—	—	(103)	—	(103)

Net increase in cash and equivalents	—	175,629	9,728	—	185,357
Cash and equivalents at beginning of year	—	21,646	12,429	—	34,075

Cash and equivalents at end of year	$—	$197,275	$22,157	$—	$219,432

NOTE 19—SUBSEQUENT EVENT (UNAUDITED)

       The Company completed a merger on December 23, 2004 in which Marquee Holdings Inc. ("Holdings") acquired the Company. Marquee Inc. ("Marquee", or "Successor") is a company formed on July 16, 2004. On December 23, 2004, pursuant to a merger agreement, Marquee merged with AMCE (the "Predecessor"). Upon the consummation of the merger between Marquee Inc. and AMCE on December 23, 2004, Marquee Inc. was dissolved and renamed as AMCE, which is the legal name of the surviving reporting entity. The merger was treated as a purchase with Marquee being the "accounting acquirer" in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a result, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMCE, as of December 23, 2004, the merger date. The total estimated value of the transaction is approximately $2.0 billion (approximately $1.67 billion in cash consideration and the assumption of $748 million in debt less $378 million in cash and equivalents).

(This page has been left blank intentionally.)

AMC ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS BY QUARTER (UNAUDITED)
(In thousands, except per share amounts)

	July 3, 2003	June 27, 2002	Oct 2, 2003
	(restated)(7)	(restated)(7)	(restated)(7)
Admissions	$321,163	$308,606	$299,853
Concessions	124,297	125,930	112,086
Other theatre	12,418	12,709	12,564
NCN and other	13,971	13,234	12,144

Total revenues	471,849	460,479	436,647
Film exhibition costs	177,960	174,284	161,988
Concession costs	14,334	15,912	12,476
Theatre operating expense	107,795	109,374	103,898
Rent	78,262	73,399	78,224
Other	12,321	12,491	10,387
General and administrative:
Stock-based compensation(6)	293	509	876
Other(5)	11,823	31,781	11,580
Preopening expense	1,042	797	389
Theatre and other closure expense	618	(229)	1,116
Depreciation and amortization	28,462	29,429	28,752
Impairment of long-lived assets(3)	—	—	—
Disposition of assets and other (gains) losses	—	(186)	(1,956)

Total costs and expenses	432,910	447,561	407,730
Other expense(4)	—	—	—
Interest expense	18,299	19,467	19,140
Investment income	651	1,002	611

Total other expense	17,648	18,465	18,529

Earnings (loss) from continuing operations before income taxes	21,291	(5,547)	10,388
Income tax provision	10,470	(5,850)	5,530

Net earnings (loss) from continuing operations	10,821	303	4,858

Loss from discontinued operations, net of income tax benefit	(330)	(389)	(260)

Net earnings (loss)	$10,491	$(86)	$4,598

Less: Preferred dividends	7,791	9,419	9,662

Net earnings (loss) for shares of common stock	$2,700	$(9,505)	$(5,064)

Basic and diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$0.08	$(0.25)	$(0.13)

Loss from discontinued operations	$(0.01)	$(0.01)	$(0.01)

Earnings (loss) per share	$0.07	$(0.26)	$(0.14)

(1)
Fiscal 2004 includes 52 weeks and fiscal 2003 includes 53 weeks.

(2)
The fourth quarter of fiscal 2003 includes 14 weeks. All other quarters include 13 weeks.

(3)
Impairment of long-lived assets includes impairments of theatre assets recorded during the fourth quarter of fiscal 2004 and 2003. See Note 1 to the Consolidated Financial Statements.

(4)
Other expense for the fourth quarter of fiscal 2004 includes one time costs for call premiums, unamortized issuance costs and unamortized discounts related to the redemption of the Company's notes due 2009 and 2011. See Note 6 to the Consolidated Financial Statements.

						Fiscal Year(1)
	Sept. 26, 2002	Jan. 1, 2004	Dec. 26, 2002	April 1, 2004	April 3, 2003(2)	2004	2003
	(restated)(7)	(restated)(7)	(restated)(7)		(restated)(7)		(restated)
Admissions	$306,095	$321,783	$290,756	$276,594	$306,747	$1,219,393	$1,212,204
Concessions	119,807	119,776	109,585	100,831	113,256	456,990	468,578
Other theatre	10,467	14,839	13,403	14,162	12,021	53,983	48,600
NCN and other	13,214	15,204	16,836	11,135	12,409	52,454	55,693

Total revenues	449,583	471,602	430,580	402,722	444,433	1,782,820	1,785,075
Film exhibition costs	168,739	170,727	157,788	138,705	160,171	649,380	660,982
Concession costs	13,546	13,138	12,370	11,311	13,084	51,259	54,912
Theatre operating expense	110,884	104,795	105,782	103,131	112,565	419,619	438,605
Rent	73,845	78,751	74,819	78,787	78,314	314,024	300,377
Other	11,861	12,803	14,017	11,336	14,075	46,847	52,444
General and administrative:
Stock-based compensation(6)	503	533	504	7,025	495	8,727	2,011
Other(5)	9,646	16,511	10,554	13,950	14,112	53,864	66,093
Preopening expense	451	1,734	1,630	693	349	3,858	3,227
Theatre and other closure expense	1,459	2,078	4,066	256	120	4,068	5,416
Depreciation and amortization	31,980	32,405	31,830	34,953	33,755	124,572	126,994
Impairment of long-lived assets(3)	—	—	—	16,272	19,563	16,272	19,563
Disposition of assets and other (gains) losses	(1,236)	(525)	390	(109)	(353)	(2,590)	(1,385)

Total costs and expenses	421,678	432,950	413,750	416,310	446,250	1,689,900	1,729,239
Other expense(4)	—	—	—	13,947	—	13,947	—
Interest expense	19,321	18,765	18,120	21,513	20,892	77,717	77,800
Investment income	783	461	738	1,138	979	2,861	3,502

Total other expense	18,538	18,304	17,382	34,322	19,913	88,803	74,298

Earnings (loss) from continuing operations before income taxes	9,367	20,348	(552)	(47,910)	(21,730)	4,117	(18,462)
Income tax provision	15,350	11,900	(2,200)	(16,900)	2,700	11,000	10,000

Net earnings (loss) from continuing operations	(5,983)	8,448	1,648	(31,010)	(24,430)	(6,883)	(28,462)

Loss from discontinued operations, net of income tax benefit	(209)	(3,241)	(128)	—	(358)	(3,831)	(1,084)

Net earnings (loss)	$(6,192)	$5,207	$1,520	$(31,010)	$(24,788)	$(10,714)	$(29,546)

Less: Preferred dividends	5,228	11,074	6,250	11,750	6,268	40,277	27,165

Net earnings (loss) for shares of common stock	$(11,420)	$(5,867)	$(4,730)	$(42,760)	$(31,056)	$(50,991)	$(56,711)

Basic and diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(0.30)	$(0.07)	$(0.12)	$(1.16)	$(0.85)	$(1.28)	$(1.53)

Loss from discontinued operations	$(0.01)	$(0.09)	$(0.01)	$—	$(0.01)	$(0.11)	$(0.03)

Earnings (loss) per share	$(0.31)	$(0.16)	$(0.13)	$(1.16)	$(0.86)	$(1.39)	$(1.56)

(5)
The first quarter of fiscal 2003 includes $19,250,000 of special compensation expense. See Note 7 to the Consolidated Financial Statements.

(6)
The fourth quarter of fiscal 2004 includes $6,918,000 of expense related to our 2003 LTIP. See Note 7 to the Consolidated Financial Statements.

(7)
The quarters as presented have been restated for foreign deferred taxes, Swedish tax benefits recorded on loss from discontinued operations and straight-line contingent rentals. See related reconciliations on pages F-122 through F-125.

AMC ENTERTAINMENT INC.
RECONCILIATION OF SUMMARY QUARTERLY DATA (UNAUDITED)
AS PREVIOUSLY REPORTED IN FORM 10-Q AS RESTATED IN FORM 10-K
(In thousands, except per share amounts)

	Form 10-Q July 3, 2003	Discontinued Operations & Other Reclassifications(1)	Form 8-K(1) July 3, 2003	Restatement

Admissions	$322,188	$(1,025)	$321,163	—
Concessions	124,581	(284)	124,297	—
Other theatre	12,474	(56)	12,418	—
NCN and other	13,971	—	13,971	—

Total revenues	473,214	(1,365)	471,849	—
Film exhibition costs	178,461	(501)	177,960	—
Concession costs	15,317	(983)	14,334	—
Theatre operating expense	107,484	311	107,795	—
Rent	78,917	(766)	78,151	111	(2)
Other	12,321	—	12,321	—
Stock-based compensation	—	293	293	—
Other	12,127	(304)	11,823	—
Preopening expense	1,042	—	1,042	—
Theatre and other closure expense	618	—	618	—
Depreciation and amortization	28,477	(15)	28,462	—
Impairment of long-lived assets	—	—	—	—
Disposition of assets and other (gains) losses	—	—	—	—
Total costs and expenses	434,764	(1,965)	432,799	111
Other expense	—	—	—	—

Interest expense	18,299	—	18,299	—
Investment income	651	—	651	—

Total other expense	17,648	—	17,648	—

Earnings from continuing operations before income taxes	20,802	600	21,402	(111)
Income tax provision	9,000	270	9,270	1,200	(2)(3)

Net earnings from continuing operations	11,802	330	12,132	(1,311)

Loss from discontinued operations, net of income tax benefit	—	(330)	(330)	—

Net earnings	11,802	—	11,802	(1,311)

Less: Preferred dividends	7,791	—	7,791	—

Net earnings (loss) for shares of common stock	$4,011	$—	$4,011	$(1,311)

Basic and diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$0.11	$0.01	$0.12	$(0.04)

Loss from discontinued operations	$—	$(0.01)	$(0.01)	$—

Earnings (loss) per share	$0.11	$—	$0.11	$(0.04)

(1)
Amounts previously reported in Form 10-Q for fiscal year 2004 have been retroactively restated to reflect the reclassification of the results of operations for certain assets which we sold on December 4, 2003 that meet the criteria for discontinued operations and other reclassifications to conform to our Form 10-Q for the period ended January 1, 2004. See our Form 8-K furnished on April 13, 2004 which gives effect to these reclassifications.

	Form 10-K July 3, 2003	Form 10-Q Oct. 2, 2003	Discontinued Operations & Other Reclassifications(1)	Form 8-K(1) Oct 2, 2003	Restatement		Form 10-Q Oct 2, 2003	Form 10-Q Jan. 1, 2004	Restatement		Form 10-K Jan. 1, 2004
	(restated)						(restated)				(restated)
Admissions	$321,163	$301,035	$(1,182)	$299,853	—		$299,853	$321,783	—		$321,783
Concessions	124,297	112,425	(339)	112,086	—		112,086	119,776	—		119,776
Other theatre	12,418	12,608	(44)	12,564	—		12,564	14,839	—		14,839
NCN and other	13,971	12,144	—	12,144	—		12,144	15,204	—		15,204

Total revenues	471,849	438,212	(1,565)	436,647	—		436,647	471,602	—		471,602
Film exhibition costs	177,960	162,595	(607)	161,988	—		161,988	170,727	—		170,727
Concession costs	14,334	12,584	(108)	12,476	—		12,476	13,138	—		13,138
Theatre operating expense	107,795	104,444	(546)	103,898	—		103,898	104,795	—		104,795
Rent	78,262	78,875	(762)	78,113	111	(2)	78,224	78,640	111	(2)	78,751
Other	12,321	10,387	—	10,387	—		10,387	12,803	—		12,803
Stock-based compensation	293	876	—	876	—		876	533	—		533
Other	11,823	11,597	(17)	11,580	—		11,580	16,511	—		16,511
Preopening expense	1,042	389	—	389	—		389	1,734	—		1,734
Theatre and other closure expense	618	1,116	—	1,116	—		1,116	2,078	—		2,078
Depreciation and amortization	28,462	28,767	(15)	28,752	—		28,752	32,405	—		32,405
Impairment of long-lived assets	—	—	—	—	—		—	—	—		—
Disposition of assets and other (gains) losses	—	(1,956)	—	(1,956)	—		(1,956)	(525)	—		(525)
Total costs and expenses	432,910	409,674	(2,055)	407,619	111		407,730	432,839	111		432,950
Other expense	—	—	—	—	—		—	—	—		—

Interest expense	18,299	19,140	—	19,140	—		19,140	18,765	—		18,765
Investment income	651	611	—	611	—		611	461	—		461

Total other expense	17,648	18,529	—	18,529	—		18,529	18,304	—		18,304

Earnings from continuing operations before income taxes	21,291	10,009	490	10,499	(111)		10,388	20,459	(111)		20,348
Income tax provision	10,470	4,400	230	4,630	900	(2)(3)	5,530	8,000	3,900	(2)(3)	11,900

Net earnings from continuing operations	10,821	5,609	260	5,869	(1,011)		4,858	12,459	(4,011)		8,448

Loss from discontinued operations, net of income tax benefit	(330)	—	(260)	(260)	—		(260)	(741)	(2,500)		(3,241)

Net earnings	10,491	5,609	—	5,609	(1,011)		4,598	11,718	(6,511)		5,207

Less: Preferred dividends	7,791	9,662	—	9,662	—		9,662	11,074	—		11,074

Net earnings (loss) for shares of common stock	$2,700	$(4,053)	$—	$(4,053)	(1,011)		$(5,064)	$644	$(6,511)		$(5,867)

Basic and diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$0.08	$(0.11)	$0.01	$(0.10)	$(0.03)		$(0.13)	$0.04	$(0.11)		$(0.07)

Loss from discontined operations	$(0.01)	$—	$(0.01)	$(0.01)	$—		$(0.01)	$(0.02)	$(0.07)		$(0.09)

Earnings (loss) per share	$0.07	$(0.11)	$—	$(0.11)	$(0.03)		$(0.14)	$0.02	$(0.18)		$(0.16)

(2)
Represents restatement of contingent rent. See Note 1 to consolidated financial statements.

(3)
Represents restatement of deferred tax assets valuation allowance. See Note 1 to consolidated financial statements.

AMC ENTERTAINMENT INC.
RECONCILIATION OF SUMMARY QUARTERLY DATA (UNAUDITED)
AS PREVIOUSLY REPORTED IN FORM 10-Q AS RESTATED IN FORM 10-K
(In thousands, except per share amounts)

	Form 10-Q June 27, 2002	Discontinued Operations & Other Reclassifications(1)	Form 8-K(1) June 27, 2002	Restatement

Admissions	$309,467	$(861)	$308,606	—
Concessions	126,171	(241)	125,930	—
Other theatre	12,754	(45)	12,709	—
NCN and other	13,234	—	13,234	—

Total revenues	461,626	(1,147)	460,479	—
Film exhibition costs	174,720	(436)	174,284	—
Concession costs	17,058	(1,146)	15,912	—
Theatre operating expense	108,913	461	109,374	—
Rent	73,950	(662)	73,288	111	(2)
Other	12,491	—	12,491	—
General and administrative:
Stock-based compensation	—	509	509	—
Other	32,290	(509)	31,781	—
Preopening expense	797	—	797	—
Theatre and other closure expense	(229)	—	(229)	—
Depreciation and amortization	29,432	(3)	29,429	—
Impairment of long-lived assets	—	—	—	—
Disposition of assets and other (gains) losses	(186)	—	(186)	—

Total costs and expenses	449,236	(1,786)	447,450	111
Other expense	—	—	—	—
Interest expense	19,467	—	19,467	—
Investment income	1,002	—	1,002	—

Total other expense	18,465	—	18,465	—

Earnings (loss) from continuing operations before income taxes	(6,075)	639	(5,436)	(111)
Income tax provision	(5,200)	250	(4,950)	(900	)(2)(3)

Net earnings (loss) from continuing operations	(875)	389	(486)	789

Loss from discontinued operations, net of income tax benefit	—	(389)	(389)	—

Net earnings (loss)	(875)	—	(875)	789

Less: Preferred dividends	9,419	—	9,419	—

Net earnings (loss) for shares of common stock	$(10,294)	$—	$(10,294)	$789

Basic and diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(0.28)	$0.01	$(0.27)	$0.02

Loss from discontinued operations	$—	$(0.01)	$(0.01)	—

Earnings (loss) per share	$(0.28)	$—	$(0.28)	$0.02

(1)
Amounts previously reported in Form 10-Q for fiscal year 2003 have been retroactively restated to reflect the reclassification of the results of operations for certain assets which we sold on December 4, 2003 that meet the criteria for discontinued operations and other reclassifications to conform to our Form 10-Q for the period ended January 1, 2004. See our Form 8-K filed on February 17, 2004 which gives effect to these reclassifications.

	Form 10-K June 27, 2002	Form 10-Q September 26, 2002	Discontinued Operations & Other Reclassifications(1)	Form 8-K(1) Sept. 26, 2002	Restatement		Form 10-K Sept. 26, 2002	Form 10-Q Dec. 26, 2002	Restatement		Form 10-K Dec. 26, 2002
	(restated)						(restated)				(restated)
Admissions	$308,606	$307,234	$(1,139)	$306,095	—		$306,095	$290,756	—		$290,756
Concessions	125,930	120,145	(338)	119,807	—		119,807	109,585	—		109,585
Other theatre	12,709	10,505	(38)	10,467	—		10,467	13,403	—		13,403
NCN and other	13,234	13,214	—	13,214	—		13,214	16,836	—		16,836

Total revenues	460,479	451,098	(1,515)	449,583	—		449,583	430,580	—		430,580
Film exhibition costs	174,284	169,338	(599)	168,739	—		168,739	157,788	—		157,788
Concession costs	15,912	13,684	(138)	13,546	—		13,546	12,370	—		12,370
Theatre operating expense	109,374	111,576	(692)	110,884	—		110,884	105,782	—		105,782
Rent	73,399	74,162	(428)	73,734	111	(2)	73,845	74,708	111	(2)	74,819
Other	12,491	11,861	—	11,861	—		11,861	14,017	—		14,017
General and administrative:
Stock-based compensation	509	503	—	503	—		503	504	—		504
Other	31,781	9,658	(12)	9,646	—		9,646	10,554	—		10,554
Preopening expense	797	451	—	451	—		451	1,630	—		1,630
Theatre and other closure expense	(229)	1,459	—	1,459	—		1,459	4,066	—		4,066
Depreciation and amortization	29,429	31,985	(5)	31,980	—		31,980	31,830	—		31,830
Impairment of long-lived assets	—	—	—	—	—		—	—	—		—
Disposition of assets and other (gains) losses	(186)	(1,236)	—	(1,236)	—		(1,236)	390	—		390

Total costs and expenses	447,561	423,441	(1,874)	421,567	111		421,678	413,639	111		413,750
Other expense	—	—	—	—	—		—	—	—		—
Interest expense	19,467	19,321	—	19,321	—		19,321	18,120	—		18,120
Investment income	1,002	783	—	783	—		783	738	—		738

Total other expense	18,465	18,538	—	18,538	—		18,538	17,382	—		17,382

Earnings (loss) from continuing operations before income taxes	(5,547)	9,119	359	9,478	(111)		9,367	(441)	(111)		(552)
Income tax provision	(5,850)	11,900	150	12,050	3,300	(2)(3)	15,350	(1,900)	(300	)(2)(3)	(2,200)

Net earnings (loss) from continuing operations	303	(2,781)	209	(2,572)	(3,411)		(5,983)	1,459	189		1,648

Loss from discontinued operations, net of income tax benefit	(389)	—	(209)	(209)	—		(209)	(128)	—		(128)

Net earnings (loss)	(86)	(2,781)	—	(2,781)	(3,411)		(6,192)	1,331	189		1,520

Less: Preferred dividends	9,419	5,228	—	5,228	—		5,228	6,250	—		6,250

Net earnings (loss) for shares of common stock	$(9,505)	$(8,009)	—	$(8,009)	(3,411)		$(11,420)	$(4,919)	$189		$(4,730)

Basic and diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(0.25)	$(0.22)	$0.01	$(0.21)	$(0.09)		$(0.30)	$(0.13)	$0.01		$(0.12)

Loss from discontinued operations	$(0.01)	$—	$(0.01)	$(0.01)	—		$(0.01)	$(0.01)	—		$(0.01)

Earnings (loss) per share	$(0.26)	$(0.22)	$—	$(0.22)	$(0.09)		$(0.31)	$(0.14)	$0.01		$(0.13)

(2)
Represents restatement of contingent rent. See Note 1 to consolidated financial statements.

(3)
Represents restatement of deferred tax assets valuation allowance. See Note 1 to consolidated financial statements.

GC COMPANIES, INC.

DEBTOR-IN-POSSESSION

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	January 31, 2002	October 31, 2001
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$16,107	$9,501
Marketable equity securities	206	481
Other current assets	4,450	4,842

Total current assets	20,763	14,824
Property and equipment, net	89,211	92,070
Portfolio investments	64,005	64,109
Investment in international theatre affiliates	6,881	39,368
Other assets	9,640	9,498

	$190,500	$219,869

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Debtor-in-possession financing	$—	$2,000
Trade payables	16,672	15,788
Other current liabilities	33,146	30,299

Total current liabilities	49,818	48,087
Liabilities subject to compromise	196,752	196,400
Minority interest	562	566
Commitments and contingencies	—	—
Shareholders' equity:
Common stock	78	78
Additional paid-in capital	141,170	141,170
Accumulated other comprehensive loss	(10,727)	(365)
Unearned compensation	(698)	(796)
Accumulated deficit	(186,455)	(165,271)

Total shareholders' deficit	(56,632)	(25,184)

	$190,500	$219,869

See Notes to Condensed Consolidated Financial Statements.

GC COMPANIES, INC.

DEBTOR-IN-POSSESSION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For The Three Months Ended January 31,
	2002	2001
	(In thousands except for per share amounts)
Revenues:
Admissions	$56,399	$59,067
Concessions	23,845	24,451
Other	2,184	2,793

	82,428	86,311
Costs and expenses:
Film rentals	30,317	32,277
Concessions	4,175	4,464
Theatre operations and administrative expenses	40,202	42,316
Depreciation	2,956	3,344
Gain on disposition of theatre assets	—	(30)
Reorganization items	1,614	3,152
Corporate expenses	394	419

Operating earnings	2,770	369
Equity losses in theatre affiliates	(22,309)	(1,506)
Investment loss, net	(539)	(714)
Interest expense	(1,106)	(1,539)

Loss before income taxes	(21,184)	(3,390)
Income tax provision	—	—

Net loss	$(21,184)	$(3,390)

Net loss per share:
Basic	$(2.71)	$(0.44)

Diluted	$(2.71)	$(0.44)

Weighted average shares outstanding:
Basic	7,811	7,790

Diluted	7,811	7,790

See Notes to Condensed Consolidated Financial Statements.

GC COMPANIES, INC.

DEBTOR-IN-POSSESSION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended January 31,
	2002	2001
	(In thousands)
Cash flows from operating activities:
Net loss	$(21,184)	$(3,390)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,956	3,344
Equity losses in theatre affiliates	22,309	1,506
Realized gain (loss) on marketable equity securities and portfolio investments	29	(173)
Equity losses in portfolio investments	162	553
Reorganization items	1,614	3,152
Gain on impairment or disposition of theatre assets and restructuring	—	(30)
Vesting of restricted stock awards	98	99
Other non-cash activities	1,035	1,121
Changes in assets and liabilities:
Trade payables	884	(4,104)
Other current assets and liabilities	960	1,992

Net cash provided by operating activities	8,863	4,070

Cash flows from investing activities:
Capital expenditures	(181)	(231)
Proceeds from the disposition of theatre assets	—	41
Proceeds from liquidation of short-term investments	—	577
Other investing activities	—	33

Net cash (used) provided by investing activities	(181)	420

Cash flows from financing activities:
Decrease in debtor-in-possession financing	(2,000)	(3,138)
Other financing activities	(76)	(115)

Net cash used by financing activities	(2,076)	(3,253)

Net change in cash and cash equivalents	6,606	1,237
Cash and cash equivalents at beginning of period	9,501	12,946

Cash and cash equivalents at end of period	$16,107	$14,183

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest	$1,093	$1,315
Income taxes	$—	$—

See Notes to Condensed Consolidated Financial Statements.

GC COMPANIES, INC.

DEBTOR-IN-POSSESSION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.    BASIS OF PRESENTATION

        The condensed consolidated financial statements of GC Companies, Inc. ("GCC" or the "Company") are submitted in response to the requirements of Form 10-Q and should be read in conjunction with the consolidated financial statements included in the Company's Annual Report on Form 10-K. In the opinion of management, these condensed consolidated financial statements contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for the interim period presented. Certain prior year amounts have been reclassified to conform to the current years' presentation. The Company's theatre business is seasonal in nature and the results of its investment operation is subject to a high degree of volatility, accordingly, the results of operations for this period historically have not been indicative of the results for the full year.

        In order to alleviate continuing cash flow losses at a number of theatre locations and the inability to reach appropriate resolution to the leases with the landlords at these locations and to restructure the Company's financial obligations, namely the bank credit facility of $44.6 million, equipment and leasehold operating leases of $111.0 million and outstanding letters of credit of $6.7 million, on October 11, 2000 (the "Filing Date"), GC Companies, Inc. and certain of its domestic subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Chapter 11 cases"). Certain other subsidiaries of the Company, located in Georgia, Tennessee, Florida, Louisiana, and Rhode Island, filed petitions for relief under Chapter 7 of the United States Bankruptcy Code ("Chapter 7" or the "Chapter 7 cases"). The Chapter 11 cases and Chapter 7 cases are herein referred to as the "Bankruptcy Proceedings." The Company is presently operating its domestic theatre business and managing its investment assets as debtors-in-possession subject to the jurisdiction of the United States Bankruptcy Court in the State of Delaware (the "Bankruptcy Court"). The Company's subsidiary which holds the Company's interest in its South American theatre joint venture did not file a petition for reorganization because there were no significant outstanding liabilities on the books of the subsidiary other than an intercompany payable to the Company. As a result, the Company's subsidiary which holds the Company's interest in the South American theatre joint venture is not subject to the jurisdiction of the Bankruptcy Court.

2.    LIQUIDITY AND MANAGEMENT'S PLANS

        The Company entered into an agreement dated October 12, 2000 with major financial institutions for a debtor-in-possession credit facility (the "DIP Facility") under which the Company may borrow up to $45.0 million, subject to certain limitations, to fund ongoing working capital needs while the Bankruptcy Proceedings are pending. On March 12, 2002, availability of the DIP Facility to the Company was extended to April 30, 2002.

        The accompanying consolidated financial statements have been prepared on a going concern basis of accounting and do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to maintain compliance with debt covenants under the DIP Facility and the ultimate reorganization of the Company pursuant to the plan of reorganization confirmed by the Bankruptcy Court and a vote of the Company's creditors on March 18, 2002 (the "Reorganization Plan") and expected to become effective on or about March 28, 2002.

        As a result of the Bankruptcy Proceedings, substantially all of the Company's pre-petition indebtedness, obligations and guarantees are stayed from collection or action by creditors. No payments have been made to date with respect to pre-petition claims, with the exception of the payment of pre-petition obligations to film distributors as approved by the Bankruptcy Court, pre-petition obligations for leases assumed by the Company, as well as sales and trust fund taxes and workers' compensation claims. The Company is operating its domestic theatre business in the ordinary course and is paying all post-petition debts and liabilities on normal terms as they become due. Pre-petition claims will be funded in accordance with the Company's Reorganization Plan.

        On December 6, 2001, the Company entered into a letter of intent pursuant to which AMC Entertainment Inc. ("AMC") would acquire all of the stock of the Company in accordance with the Reorganization Plan. On January 16, 2002, the Company and AMC executed a definitive Stock Purchase Agreement. In addition, the Company entered into an interim operating agreement with AMC relating to the conduct of the Company's business prior to the effective date of the Reorganization Plan. AMC has also entered into a support agreement with certain key creditors of the Company, namely Harcourt General, Inc., General Electric Capital Corporation and the Official Committee of Unsecured Creditors in the Chapter 11 cases of the Company and certain of its subsidiaries, wherein each of the creditor parties to the support agreement has agreed to support AMC's bid to acquire the Company if the Reorganization Plan treats their claim as described in the support agreement.

        The Reorganization Plan was confirmed by the Bankruptcy Court and a vote of the Company's creditors on March 18, 2002. Under the Reorganization Plan, which is expected to become effective on or about March 28, 2002, AMC will become the owner of all of the stock of the reorganized GC Companies, Inc. and will pay the Company's creditors consideration, consisting of cash, AMC senior subordinated notes or AMC common stock, having a value between $165.0 million and $180.0 million plus assumed debt of $28.5 million. The ultimate amount AMC will pay the creditors of the Company is not presently determinable and will depend, among other things, upon: (i) a final determination of allowed claims that will be made by the Bankruptcy Court; (ii) the form of consideration chosen by certain of the creditors of the Company to whom alternatives are available; (iii) the form of recovery and consideration AMC chooses to issue to specified creditors of the Company; (iv) the amount of cash otherwise available to the Company at the effective date of the Reorganization Plan; and (v) the length of time it takes to consummate the transaction. The Reorganization Plan sets forth the terms and provisions of the Company's reorganization and AMC's acquisition of all of the common stock of the Company.

        Under the Reorganization Plan all existing shares of the Company's common stock will be canceled and will no longer represent an equity interest in the Company; however, on terms and conditions set forth in the Reorganization Plan, existing holders of the Company's common stock may be provided with the opportunity to participate in a newly-formed entity which will hold assets of the Company's investment portfolio.

3.    REORGANIZATION UNDER THE BANKRUPTCY PROCEEDINGS AND LIABILITIES SUBJECT TO COMPROMISE

        In the Bankruptcy Proceedings, approximately $196.8 million of liabilities as of January 31, 2002 are subject to compromise under the Reorganization Plan. Differences between liability amounts estimated by the Company and claims filed by creditors will be investigated and a final determination of the allowable claim will be made by the Bankruptcy Court. These claims may also be subject to adjustment depending on the determination of the validity and the value of the security held in respect of certain claims.

        Under the Bankruptcy Code, the Company may elect to assume or reject executory pre-petition contracts, including real estate leases, subject to Bankruptcy Court approval. A principal reason for the Company's Bankruptcy Proceedings was to permit the Company to reject real estate leases that were or were expected to become burdensome due to cash losses at these locations. Section 502(b)(6) of the Bankruptcy Code provides that the amount that may be claimed by landlords with respect to rejected real estate leases is limited to the greater of (a) one year's rental obligations or (b) 15% of the total lease term obligations, not to exceed three year's rental obligations (the "Section 502(b)(6) Claim"). This limitation provides the Company with a far smaller lease termination liability than would have been incurred if these leases had been terminated without the protection of the Bankruptcy Code.

        A lease termination reserve of approximately $46.7 million was outstanding at January 31, 2002. This reserve was established for theatres that were closed by the Company and had been operated by legal entities that filed for reorganization under Chapter 11 and certain leases of the theatres operated by legal entities that filed for bankruptcy relief under Chapter 7 and whose leases were guaranteed by Harcourt General, Inc. This reserve was based upon the Company's estimates of the landlords' Section 502(b)(6) Claim for these theatre locations, based upon the assumption that these leases will be rejected. The reserve may be subject to future adjustments, as previously discussed, based on claims filed by the landlords and Bankruptcy Court actions. The Company cannot presently determine or reasonably estimate the ultimate liability which may result from the filing of claims for any rejected contracts or from additional leases which may be rejected in connection with the Bankruptcy Proceedings until the Reorganization Plan becomes effective on or about March 28, 2002.

        The activity during the quarter ended January 31, 2002 in the lease terminations and restructuring reserve was as follows:

	Lease (Termination Costs	Personnel Related Costs	Total Reserve
	(In thousands)
Balance at October 31, 2001	$46,709	$599	$47,308
Cash payments in 2002	—	(22)	(22)

Balance at January 31, 2002	$46,709	$577	$47,286

        During the first quarter of 2002, no additional lease termination reserves were recorded. The Company made nominal payments for personnel related costs primarily for severance.

        The Company recorded in the first quarter of 2002 the following expenses directly associated with the Bankruptcy Proceedings: professional fees of $1.3 million, the write-off of certain assets of $0.1 million as well as severance and retention costs for personnel of approximately $0.3 million. These charges were partially offset by interest income of $0.1 million earned by the Company on the cash accumulated and invested during the Bankruptcy Proceedings. Cash paid for professional reorganization fees for the quarter totaled $2.1 million.

        Certain claims against the Company in existence prior to the filing of petitions under Chapter 11 of the Bankruptcy Code are stayed while the Company operates its business as debtors-in-possession. These pre-petition claims are reflected in the consolidated balance sheets as "Liabilities subject to compromise." During the first three months of 2002, Liabilities subject to compromise increased by approximately $0.4 million primarily due to increases in estimates for certain pre-petition liabilities offset by the payment of pre-petition obligations outstanding on leases assumed by the Company.

        Interest due and payable, as specified under the bank credit agreement, is also stayed during the bankruptcy. Interest due contractually and not paid during the first quarter of 2002 totaled $1.0 million. The Company has Bankruptcy Court approval to make monthly adequate protection payments related to the bank credit agreement, which totaled approximately $1.0 million during the first quarter of 2002.

        As part of the first day orders granted by the Bankruptcy Court, the Company is permitted to continue to operate its business in the ordinary course, which includes ongoing payments to vendors, employees, and others for any post-petition obligations. In addition, the Bankruptcy Court approved payment of all of the Company's pre-petition film liability claims, and certain other pre-petition amounts were also permitted to be paid such as sales and trust fund taxes, workers' compensation claims and pre-petition obligations outstanding on leases assumed by the Company.

4.    ECONOMIC DEVELOPMENTS IN ARGENTINA

        During the first quarter of 2002, the government of Argentina imposed restrictions on the withdrawal of cash balances from individuals' bank accounts and restricted the ability of companies to pay vendors located outside of Argentina. These fiscal policies, as well as continuing economic difficulties and political turmoil resulted in public demonstrations in Argentina, which required the shutdown of several theatres for a short period of time and a decline in theatre attendance in the first quarter of 2002. In addition, in January 2002, the government of Argentina announced the adoption of a currency system allowing the peso to float freely rather than pegging it to the U.S. dollar. This resulted in a significant devaluation of the peso. As certain of the joint venture's liabilities, primarily the Argentine debt financing arrangement of $28.0 million, are denominated in U.S. dollars, the devaluation of the peso, the joint venture's functional currency, has resulted in the recognition of a $12.2 million foreign currency transaction loss in the first quarter of 2002 on the books of Hoyts General Cinema South America's ("HGCSA") Argentina subsidiary. This loss relates to increases in the actual and expected functional currency cash outflows on transactions denominated in currencies other than the peso. The Company's portion of this transaction loss was approximately $6.1 million and was reflected in equity losses in theatre affiliates in the consolidated statement of operations. In addition,

HGCSA recorded a cumulative translation adjustment of $20.4 million within accumulated other comprehensive loss in shareholders' equity. This adjustment results from translating the financial statements of the Argentine subsidiary from the peso into the reporting currency of the Company (U.S. dollar). The Company's portion of this cumulative translation adjustment was $10.2 million and was recorded as a decrease in the carrying value of the Company's investment in international theatre affiliates and an increase in accumulated other comprehensive loss in the consolidated balance sheet.

        As operating cash inflows and outflows of HGCSA's Argentine subsidiary are primarily denominated in pesos and the debt service payments of HGCSA's Argentine subsidiary are denominated in U.S. dollars, the realization of the Company's investment in HGCSA's Argentine subsidiary is dependent upon the Argentine operation's ability to generate sufficient pesos to pay debt service and provide for a return on investment to the joint venture. Because of the continued significant uncertainty as to extent and duration of the peso's devaluation and its ultimate impact to the operations and cash flows of the Argentine subsidiary of HGCSA, the Company has determined that its investment in HGCSA's Argentina subsidiary is other than temporarily impaired, and accordingly has recorded a charge to operations of approximately $14.8 million in the three months ended January 31, 2002. The charge is included in Equity Losses in Theatre Affiliates in the condensed consolidated statement of operations.

5.    MARKETABLE EQUITY SECURITIES AND PORTFOLIO INVESTMENTS

Investment as of January 31, 2002	Accounting Designation	Percent of Ownership	Aggregate Carrying Value(a)	Cumulative Gross Pre-tax Unrealized Holding Gains (Losses)(e)	Change in Pre-tax Unrealized Holding Gains (Losses) for the Year(e)
	(In thousands except percentages)
Marketable Equity Securities
Claxson Interactive Group Inc. (formerly El Sitio)	Available-for-sale(b)	0.8%	$89	$(633)	$(215)
GrandVision SA	Available-for-sale(b)	0.1%	117	83	6

Total marketable equity securities			206	(550)	(209)
Portfolio Investments
FleetCor (a.k.a. Fuelman)	Equity Method(c)	37.2%	11,554	—	—
American Capital Access	Cost Method(d)	15.3%	23,933	—	—
Vanguard	Cost Method(d)	15.0%	7,760	—	—
MotherNature.com	Cost Method(f)	4.5%	58	—	24
VeloCom	Cost Method(d)	3.2%	20,700	—	—

Total portfolio investments			64,005	—	24

Total marketable equity securities and portfolio investments			$64,211	$(550)	$(185)

  (a)
  Carrying values for public portfolio investments were determined based on the share price of the securities traded on public markets as of the last business day of the period. The carrying values of the non-public portfolio investments were determined under either the equity or cost method of accounting, less impairment, if any.

  (b)
  Unrealized gains or losses on securities classified as available-for-sale securities are recorded in the consolidated balance sheets net of tax within the caption "Accumulated other comprehensive loss."

  (c)
  This investment is in a non-public company and is accounted for on the equity method because the Company has a greater than 20% equity interest.

  (d)
  These investments are in non-public companies and are accounted for on the cost method.

  (e)
  Pre-tax unrealized holding gains and losses apply only to marketable equity securities.

  (f)
  The investment is reported at liquidation value. As this value is not readily determinable from a public exchange, the investment was reclassified from marketable equity securities to portfolio investments during the first quarter of 2002.

        Investment loss, net consisted of the following for the three months ended January 31:

	2002	2001
	(In thousands)
Realized (loss) gain on marketable equity securities and portfolio investments	$(126)	$79
Equity losses in portfolio investments	(162)	(553)
Management and administrative costs	(251)	(240)

Investment loss, net	$(539)	$(714)

6.    SEGMENTS OF ENTERPRISE AND RELATED INFORMATION

        The Company has segmented its operations in a manner that reflects how its chief operating decision maker reviews the results of the businesses that make up the consolidated entity. The Company has identified three reportable segments: one segment is the domestic theatre operation (which encompass all theatres in the continental United States); the second segment includes the Company's joint venture in South America; and the final segment primarily includes all of the activity related to the investment portfolio business and corporate administration. This identification of segments emanates from management's recognition that its investing activity in a variety of non-theatre related activities is wholly separate from theatre operations, and its South American operations are new theatre ventures in markets that are dissimilar to the United States market. The other expenses segment primarily includes the regional and home office administration. The Company evaluates both domestic and international theatre performance and allocates resources based on earnings before interest, taxes, depreciation, reorganization items, and gain on disposition of theatre assets. Information concerning earnings (loss) before income taxes has also been provided so as to aid in the reconciliation to the consolidated totals. The international theatre segment has been reported in this footnote as if it were a fully-consolidated subsidiary rather than under the equity method as it has been reported in the consolidated financial statements because the chief operating decision maker evaluates operations on this basis. The adjustment column is utilized to return the international theatre segment to the equity method and eliminate intercompany balances. Performance of the investment portfolio business is evaluated using the same measures as are seen in the consolidated financial statements.

	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Three Months Ended January 31, 2002
Revenues:
Admissions	$56,399	$7,692	$—	$64,091	$(7,692)	$56,399
Concessions	23,845	2,540	—	26,385	(2,540)	23,845
Other	2,184	1,221	—	3,405	(1,221)	2,184

Total revenues	82,428	11,453	—	93,881	(11,453)	82,428

Earnings (loss) before taxes, interest, depreciation, reorganization items, and gain on disposition of theatre assets	7,734	538	(394)	7,878	(538)	7,340
Net investment income (loss)	—	183	(539)	(356)	(183)	(539)
Earnings (loss) before income taxes	4,713	(29,732)	(3,589)	(28,608)	7,424	(21,184)
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Three Months Ended January 31, 2001:
Revenues:
Admissions	$59,067	$8,046	$—	$67,113	$(8,046)	$59,067
Concessions	24,451	2,233	—	26,684	(2,233)	24,451
Other	2,793	913	—	3,706	(913)	2,793

Total revenues	86,311	11,192	—	97,503	(11,192)	86,311

Earnings (loss) before taxes, interest, depreciation, reorganization items, and gain on disposition of theatre assets	7,253	455	(418)	7,290	(455)	6,835
Net investment income (loss)	—	672	(714)	(42)	(672)	(714)
Earnings (loss) before income taxes	4,442	(2,281)	(5,567)	(3,406)	16	(3,390)

        The Company's South American joint venture, HGCSA, has a $50.0 million debt financing arrangement denominated in U.S. dollars with two major financial institutions to fund its operations in Argentina, which is secured by a several guarantee of the joint venture's partners. There is currently no availability of this financing beyond $28.0 million as the remaining funds were not drawn prior to the expiration of the funding commitment on December 29, 2000. Under the several guarantee of the Argentina debt facility, the Company is liable for 50% of the outstanding borrowings. At January 31, 2002, the Company's portion of the outstanding borrowings under this facility that it guarantees was approximately $14.0 million.

        HGCSA has debt arrangements for a total of approximately $18.6 million with financial institutions to fund its operations in Chile, which is secured by the several guarantee of the joint venture's partners. Under the debt arrangements, the Company is liable for 50% of the outstanding borrowings. At January 31, 2002, the Company's portion of the outstanding borrowings under these facilities that it guarantees was approximately $9.3 million, which was comprised of $7.5 million of outstanding borrowings and $1.8 million of outstanding guarantees. In respect of these outstanding guarantees the Company invested approximately $1.3 million in a certificate of deposit, which is held as collateral for a portion of the outstanding guarantees at January 31, 2002. This certificate of deposit is included in other current assets in the consolidated balance sheets.

        Pursuant to the Company's Reorganization Plan, the Company's obligation under the guarantees of the Argentine and Chilean debt financing arrangements will be extinguished and satisfied in full for a cash payment of 50% of the Company's liability or approximately $11.0 million. For this payment, the Company will receive a participation interest in the South American debt financing arrangements.

7.    LOSS PER SHARE

        The computation of basic and diluted loss per share is shown below. Basic loss per share excludes any dilutive effect of common stock equivalents.

	For The Three Months Ended January 31,
	2002	2001
	(In thousands, except per share data)
Net loss	$(21,184)	$(3,390)

Determination of shares:
Weighted average number of common shares outstanding	7,811	7,790
Net loss per share:
Basic	$(2.71)	$(0.44)
Diluted	$(2.71)	$(0.44)

8.    COMPREHENSIVE LOSS

        The components of comprehensive loss are as follows for the three months ended January 31,:

	2002	2001
	(In thousands)
Net loss	$(21,184)	$(3,390)
Unrealized losses on securities, net of tax	(185)	(2,624)
Cumulative translation adjustment	(10,177)	—

Ending balance	$(31,546)	$(6,014)

        The cumulative translation adjustment arises from the translation of the financial statements of HGCSA from the entity's functional currency into U.S. dollars.

9.    RECENT ACCOUNTING PRONOUNCEMENTS

        In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement amends the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement, which excludes goodwill from its scope, establishes the methodology to be used for evaluating (i) long-lived assets to be held and used, (ii) long-lived assets to be disposed of other than by sale, and (iii) long-lived assets to be disposed of by sale, for both ongoing and discontinued operations. In addition, SFAS No. 144 broadens the treatment of discontinued operations to include components of an entity rather than just segments of a business. SFAS No. 144 is required to be adopted by the Company in fiscal 2003. The Company has not completed the process of evaluating the impact that will result from adopting this statement and is therefore unable to disclose the impact that adopting SFAS No. 144 will have on its financial position and results of operations.

GC COMPANIES, INC.

DEBTOR-IN-POSSESSION

CONSOLIDATED BALANCE SHEETS

	October 31,
	2001	2000
	(In thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$9,501	$12,946
Marketable equity securities	481	5,361
Current portion of note receivable	—	2,889
Other current assets	4,842	5,014

Total current assets	14,824	26,210
Property and equipment, net	92,070	104,081
Portfolio investments	64,109	68,158
Investment in international theatre affiliates	39,368	40,419
Note receivable	—	4,431
Other assets	9,498	8,040

	$219,869	$251,339

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Debtor-in-possession financing	$2,000	$7,874
Trade payables	15,788	24,553
Other current liabilities	30,299	22,493

Total current liabilities	48,087	54,920
Liabilities subject to compromise	196,400	185,283
Minority interest	566	648
Commitments and contingencies	—	—
Shareholders' equity:
Common stock—$.01 par value
Authorized—25,000 shares
Issued and outstanding—7,831	78	78
Additional paid-in capital	141,170	141,170
Accumulated other comprehensive loss	(365)	(160)
Unearned compensation	(796)	(1,190)
Accumulated deficit	(165,271)	(129,410)

Total shareholders' (deficit) equity	(25,184)	10,488

	$219,869	$251,339

See Notes to Consolidated Financial Statements.

GC COMPANIES, INC.

DEBTOR-IN-POSSESSION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended October 31,
	2001	2000	1999
	(In thousands, except for per share amounts)
REVENUES
Admissions	$203,551	$237,093	$255,752
Concessions	85,606	105,056	115,093
Other	9,286	15,893	15,305

Total revenues	298,443	358,042	386,150
COSTS AND EXPENSES
Film rentals	106,126	121,811	135,062
Concessions	15,442	18,741	21,639
Theatre operations and administrative expenses	158,255	223,212	225,313
Depreciation	13,001	17,255	16,256
Gain on disposition of theatre assets	(122)	(640)	(2,117)
Impairment and restructuring	—	37,648	(2,601)
Reorganization items	21,670	28,852	—
Corporate expenses	1,763	3,834	6,256

Operating loss	(17,692)	(92,671)	(13,658)
Equity losses in theatre affiliates	(3,042)	(3,643)	(7,468)
Investment (loss) income, net	(9,754)	(19,834)	20,116
Interest expense	(5,374)	(4,311)	(2,430)
Gain (loss) on disposition of non-operating assets	1	(1,076)	(382)

Loss before income taxes	(35,861)	(121,535)	(3,822)
Income tax (provision) benefit	—	(9,341)	1,529

Loss before cumulative effect of accounting change	(35,861)	(130,876)	(2,293)
Cumulative effect of accounting change	—	(4,676)	—

Net loss	$(35,861)	$(135,552)	$(2,293)

LOSS PER SHARE
Basic
Loss before cumulative effect of accounting change	$(4.60)	$(16.89)	$(0.30)
Cumulative effect of accounting change	—	$(0.60)	$—

Net loss	$(4.60)	$(17.49)	$(0.30)

Diluted
Loss before cumulative effect of accounting change	$(4.60)	$(16.89)	$(0.30)
Cumulative effect of accounting change	—	$(0.60)	$—

Net loss	$(4.60)	$(17.49)	$(0.30)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	7,802	7,750	7,715

Diluted	7,802	7,750	7,715

See Notes to Consolidated Financial Statements.

GC COMPANIES, INC.

DEBTOR-IN-POSSESSION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(35,861)	$(135,552)	$(2,293)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation	13,001	17,255	16,256
Deferred income taxes	—	8,885	7,137
Equity losses in theatre affiliates	3,042	3,643	7,468
Realized losses on marketable equity securities and portfolio investments	(164)	(3,711)	(14,047)
Unrealized (gains) losses on marketable equity securities	—	214	(14,690)
Cumulative effect of accounting change	—	4,676	—
Impairment of marketable equity securities and portfolio investments	4,372	19,119	8,273
Equity losses in portfolio investments	3,808	1,480	589
Reorganization items	21,670	26,642	—
Loss (gain) on impairment or disposition of theatre assets and restructuring	(122)	38,100	(4,336)
Vesting of restricted stock awards	394	1,646	575
Other non-cash activities	3,799	909	6,059
Changes in assets and liabilities
Liabilities for early lease terminations	—	(8,164)	(15,228)
Income tax receivable	—	8,666	3,952
Trade payables	(8,765)	12,685	1,413
Other current assets and liabilities	(6,764)	2,653	787

Net cash (used) provided by operating activities	(1,590)	(854)	1,915

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(1,574)	(61,450)	(20,967)
Proceeds from the disposition of theatre assets	133	2,419	6,578
Proceeds from the liquidation of short-term investments	577	—	12,989
Collection of Mexico receivable	6,410	—	—
Proceeds from the sale of portfolio investments and marketable equity securities	—	55,821	35,904
Proceeds from sale of Mexican theatre investment	—	7,500	—
Purchase of portfolio investments	—	(39,700)	(15,554)
Incremental investments in international theatre affiliates	(1,750)	(369)	(5,029)
Other investing activities	609	(901)	(2,949)

Net cash provided (used) by investing activities	4,405	(36,680)	10,972

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in revolving credit facility	—	31,600	(3,775)
(Decrease) increase in debtors-in-possession facility	(5,874)	7,874	—
Other financing activities	(386)	(100)	(485)

Net cash (used) provided by financing activities	(6,260)	39,374	(4,260)

Net change in cash and cash equivalents	(3,445)	1,840	8,627
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,946	11,106	2,479

CASH AND CASH EQUIVALENTS AT END OF YEAR	$9,501	$12,946	$11,106

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (received) during the year:
Interest	$4,669	$2,922	$1,883
Income taxes	—	(6,459)	(5,197)
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING ACTIVITIES:
Note received in payment for sale of Mexican theatre investment	$—	$6,750	$—

See Notes to Consolidated Financial Statements.

GC COMPANIES, INC.

DEBTOR-IN-POSSESSION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

	Common Shares	Stock Amount	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings (Deficit)	Unearned Compensation	Comprehensive Earnings (Loss)	Total
	(In thousands)
BALANCE AT NOVEMBER 1, 1998	7,710	$77	$137,049	$20,782	$8,435	—		$166,343
Comprehensive earnings (loss)
Net loss					(2,293)		$(2,293)	(2,293)
Other comprehensive earnings
Unrealized gains on securities, net of tax				10,485			10,485	10,485
Foreign currency translation adjustments				1,086			1,086	1,086

Other comprehensive earnings							11,571

Comprehensive earnings							$9,278

Exercise of stock options	10		263					263
Grant of restricted stock for future services	76	1	2,854			(2,855)		—
Amortization of restricted stock awards						575		575

BALANCE AT OCTOBER 31, 1999	7,796	78	140,166	32,353	6,142	(2,280)		176,459
Comprehensive loss
Net loss					(135,552)		$(135,552)	(135,552)
Other comprehensive loss
Unrealized loss on securities, net of tax				(31,427)			(31,427)	(31,427)
Foreign currency translation adjustments				(1,086)			(1,086)	(1,086)

Other comprehensive loss							(32,513)

Comprehensive loss							$(168,065)

Grant of restricted stock for future services	17		556			(556)
Amortization of restricted stock awards						1,646		1,646
Exercise of stock options	18		448					448

BALANCE AT OCTOBER 31, 2000	7,831	78	141,170	(160)	(129,410)	(1,190)		10,488
Comprehensive loss
Net loss					(35,861)		$(35,861)	(35,861)
Unrealized loss on securities, net of tax				(205)			(205)	(205)

Comprehensive loss							$(36,066)

Amortization of restricted stock awards						394		394

BALANCE AT OCTOBER 31, 2001	7,831	$78	$141,170	$(365)	$(165,271)	$(796)		$(25,184)

See notes to Consolidated Financial Statements.

GC COMPANIES, INC.

DEBTOR-IN-POSSESSION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION

        GC Companies, Inc. ("GCC" or "the Company") operates a motion picture exhibition circuit in the United States under the name "General Cinema Theatres," through a joint venture, operates motion picture theatres in South America and also manages the Company's investments. Its investment portfolio includes United States, European and Latin American holdings.

        In order to alleviate continuing cash flow losses at a number of theatre locations and the inability to reach appropriate resolution to the leases with the landlords at these locations and to restructure the Company's financial obligations, namely the bank credit facility of $44.6 million, equipment and leasehold operating leases of $111.0 million and outstanding letters of credit of $6.7 million, on October 11, 2000 (the "Filing Date"), GC Companies, Inc. and certain of its domestic subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Chapter 11 cases"). Certain other subsidiaries of the Company, located in Georgia, Tennessee, Florida, Louisiana, and Rhode Island, filed petitions for relief under Chapter 7 of the United States Bankruptcy Code ("Chapter 7" or the "Chapter 7 cases"). The Chapter 11 cases and Chapter 7 cases are herein referred to as the "Bankruptcy Proceedings." The Company is presently operating its domestic theatre business and managing its investment assets as debtors-in-possession subject to the jurisdiction of the United States Bankruptcy Court in the State of Delaware (the "Bankruptcy Court"). The Company's subsidiary which holds the Company's interest in its South American theatre joint venture did not file a petition for reorganization because there were no significant outstanding liabilities on the books of the subsidiary other than an intercompany payable to the Company. As a result, the Company's subsidiary which holds the Company's interest in the South American theatre joint venture is not subject to the jurisdiction of the Bankruptcy Court.

2.    LIQUIDITY AND MANAGEMENT'S PLANS

        The accompanying consolidated financial statements have been prepared on a going concern basis of accounting and do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to maintain compliance with debt covenants under the debtor-in-possession facility (the "DIP Facility") and the confirmation by the Bankruptcy Court of a plan of reorganization filed with the Bankruptcy Court on December 21, 2001 (the "Reorganization Plan").

        As a result of the Bankruptcy Proceedings, substantially all of the Company's pre-petition indebtedness, obligations and guarantees are stayed from collection or action by creditors. No payments have been made to date with respect to pre-petition claims, with the exception of the payment of pre-petition obligations to film distributors as approved by the Bankruptcy Court, pre-petition obligations for leases assumed by the Company, as well as sales and trust fund taxes and workers' compensation claims. The Company is operating its domestic theatre business in the ordinary course and is paying all post-petition debts and liabilities on normal terms as they become due. Pre-petition claims will be funded in accordance with the Company's Reorganization Plan.

        On December 6, 2001, the Company entered into a letter of intent pursuant to which AMC Entertainment Inc. ("AMC") would acquire all of the stock of the Company in accordance with the Reorganization Plan. On January 16, 2002, the Company and AMC executed a definitive Stock Purchase Agreement. In addition, the Company entered into an interim operating agreement with AMC relating to the conduct of the Company's business prior to the effective date of the

Reorganization Plan. AMC has also entered into a support agreement with certain key creditors of the Company, namely Harcourt General, Inc., General Electric Capital Corporation and the Official Committee of Unsecured Creditors in the Chapter 11 cases of the Company and certain of its subsidiaries, wherein each of the creditor parties to the support agreement has agreed to support AMC's bid to acquire the Company if the Reorganization Plan treats their claim as described in the support agreement.

        The Reorganization Plan is subject to Bankruptcy Court approval, a vote of the Company's creditors and certain other conditions. Under the Reorganization Plan, AMC will become the owner of all of the stock of the reorganized GC Companies, Inc. and will pay the Company's creditors consideration, consisting of cash, AMC senior subordinated notes or AMC common stock, having a value between $175 million and $195 million plus assumed debt of $28.5 million based upon the estimated date of confirmation of the proposed Reorganization Plan of March 12, 2002, among other factors. The ultimate amount AMC will pay the creditors of the Company is not presently determinable and will depend, among other things, upon: (i) a final determination of allowed claims that will be made by the Bankruptcy Court; (ii) the form of consideration chosen by certain of the creditors of the Company to whom alternatives are available; (iii) the form of recovery and consideration AMC chooses to issue to specified creditors of the Company; (iv) the amount of cash otherwise available to the Company at the effective date of the Reorganization Plan; and (v) the length of time it takes to consummate the transaction. The Reorganization Plan sets forth the terms and provisions of the Company's reorganization and AMC's acquisition of all of the common stock of the Company.

        If the Reorganization Plan is confirmed by the Bankruptcy Court and implemented, all existing shares of the Company's common stock will be canceled and will no longer represent an equity interest in the Company; however, on terms and conditions set forth in the Reorganization Plan, existing holders of the Company's common stock may be provided with the opportunity to participate in a newly-formed entity which will hold assets of the Company's investment portfolio. However, if a party in interest objects to such participation, and such objection is sustained by the Bankruptcy Court, existing holders of the Company's common stock will neither receive a right to participate in the newly-formed entity, nor will they receive any consideration for their shares in the Company.

        Management's objective is to have the Reorganization Plan confirmed prior to the expiration of the DIP Facility on March 31, 2002 and believes that this timing is reasonably likely. However, there can be no assurance of a confirmation by this date. Until the Reorganization Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Company will emerge from these reorganization proceedings, and the effect of the terms and conditions of the Reorganization Plan on the Company's business cannot be determined.

3.    REORGANIZATION UNDER THE BANKRUPTCY PROCEEDINGS AND LIABILITIES SUBJECT TO COMPROMISE

        In the Bankruptcy Proceedings, approximately $196.4 million of liabilities as of October 31, 2001 are subject to compromise under the Reorganization Plan. Differences between liability amounts estimated by the Company and claims filed by creditors will be investigated and a final determination of the allowable claim will be made by the Bankruptcy Court. These claims may also be subject to adjustment depending on the determination of the validity and the value of the security held in respect of certain claims. The ultimate amount and settlement terms for such liabilities are subject to the Reorganization Plan and, accordingly, are not presently determinable.

        Under the Bankruptcy Code, the Company may elect to assume or reject executory pre-petition contracts, including real estate leases, subject to Bankruptcy Court approval. A principal reason for the Company's Bankruptcy Proceedings was to permit the Company to reject real estate leases that were or were expected to become burdensome due to cash losses at these locations. Section 502(b)(6) of the Bankruptcy Code provides that the amount that may be claimed by landlords with respect to rejected real estate leases is limited to the greater of (a) one year's rental obligations or (b) 15% of the total lease term obligations, not to exceed three year's rental obligations (the "Section 502(b)(6) Claim"). This limitation provides the Company with a far smaller lease termination liability than would have been incurred if these leases had been terminated without the protection of the Bankruptcy Code.

        A lease termination reserve of approximately $46.7 million was outstanding at October 31, 2001. This reserve was established for theatres that were closed by the Company and had been operated by legal entities that filed for reorganization under Chapter 11 and certain leases of the theatres operated by legal entities that filed for bankruptcy relief under Chapter 7 and whose leases were guaranteed by Harcourt General, Inc. This reserve was based upon the Company's estimates of the landlords' Section 502(b)(6) Claim for these theatre locations, based upon the assumption that these leases will be rejected. The reserve may be subject to future adjustments, as previously discussed, based on claims filed by the landlords and Bankruptcy Court actions. The Company cannot presently determine or reasonably estimate the ultimate liability which may result from the filing of claims for any rejected contracts or from additional leases which may be rejected in connection with the Bankruptcy Proceedings.

        The activity during the year ended October 31, 2001 in the lease terminations and restructuring reserve was as follows:

	Lease Termination Costs	Personnel Related Costs	Total Reserve
Balance at October 31, 2000	$33,435	$940	$34,375
Cash payments in 2001	—	(520)	(520)
Additional 2001 reserves	13,274	179	13,453

Balance at October 31, 2001	$46,709	$599	$47,308

        During the year ended October 31, 2001, additional lease termination reserves of $13.3 million were recorded as a result of changes in estimates for leases at theatre locations for which relief was sought under Chapter 7 of the United States Bankruptcy Code. The Company made payments of $0.5 million primarily for severance related costs.

        The Company recorded in the year ended October 31, 2001 the following expenses directly associated with the Bankruptcy Proceedings: professional fees of $8.1 million, lease termination charges of $12.8 million, the write-off of certain assets of $0.9 million and severance and retention costs for personnel of approximately $0.8 million. These charges were partially offset by an early lease termination credit of $0.4 million and interest income of $0.5 million earned by the Company on the cash accumulated and invested during the Bankruptcy Proceedings. The accrued lease termination charge recorded in 2001 was for changes in estimate for leases at theatre locations for which relief was sought under Chapter 7 of the United States Bankruptcy Code. This change in estimate was based upon the Company's estimates of potential liability to Harcourt General, Inc. for the landlords' claims under Section 502(b)(6) of the Bankruptcy Code, which Harcourt General, Inc. had guaranteed. Cash paid for professional reorganization fees for the year totaled $5.2 million.

        The Company incurred and recorded in 2000 the following expenses directly associated with the Bankruptcy Proceedings: reorganization items of $28.9 million, which included the write-off of the net book value of assets of $6.0 million of the 55 theatres closed during the fourth quarter, lease termination costs of $20.0 million, professional services related to the bankruptcy of $2.4 million, and severance of $0.5 million. The accrued lease termination costs are for those 36 of the 55 closed theatres that were operated by subsidiaries that filed for reorganization under Chapter 11 and have been closed. This provision was based upon the Company's estimates of the landlords' claims under Section 502(b)(6) of the Bankruptcy Code for these theatre locations, based upon the assumption that these leases will be rejected.

        The provisions recorded in 2001 and 2000 with respect to the Section 502(b)(6) lease liabilities noted above may be subject to future adjustments based on amendments to claims filed by the landlords and the approval by the Bankruptcy Court of the Reorganization Plan.

        Certain claims against the Company in existence prior to the filing of petitions under Chapter 11 of the Bankruptcy Code are stayed while the Company operates its business as debtors-in-possession. These pre-petition claims are reflected in the consolidated balance sheets as "Liabilities subject to compromise." During the year ended October 31, 2001, the liabilities subject to compromise were increased by approximately $11.1 million primarily as a result of additional reserves for potential lease termination liabilities offset by the payment of pre-petition obligations outstanding on leases assumed by the Company.

        Interest due and payable, as specified under the bank credit agreement, is also stayed during the bankruptcy. Interest due contractually and not paid during the year ended October 31, 2001 totaled $4.2 million. The Company has Bankruptcy Court approval to make monthly adequate protection payments which totaled approximately $3.9 million during fiscal year 2001.

        As part of the first day orders granted by the Bankruptcy Court, the Company is permitted to continue to operate its business in the ordinary course, which includes ongoing payments to vendors, employees, and others for any post-petition obligations. In addition, the Bankruptcy Court approved payment of all of the Company's pre-petition film liability claims, and certain other pre-petition amounts were also permitted to be paid such as sales and trust fund taxes and workers' compensation claims. In addition, pre-petition obligations outstanding on leases assumed by the Company were paid during the year ended October 31, 2001.

Liabilities Subject to Compromise

        Certain claims against the Company in existence prior to the filing of petitions under Chapter 11 of the Bankruptcy Code are stayed while the Company operates its business as debtors-in-possession. These pre-petition claims are reflected in the consolidated balance sheets as "Liabilities subject to compromise." Liabilities subject to compromise consist of the following:

	10/31/01	10/31/00
	(In thousands)
Revolving credit facility	$44,600	$44,600
Trade payables	21,407	23,074
Rent and rent related charges	10,661	14,720
Payroll compensation and related benefits	6,029	6,029
Self insurance	10,959	10,959
Deferred lease obligations	28,253	23,827
Post retirement health care benefits (see Note 16)	8,405	8,363
Lease terminations and restructure	47,308	34,375
Other	18,778	19,336

	$196,400	$185,283

        Trade payables as well as rent and rent related charges decreased in 2001 because of payments made for rent and rent related items for leases assumed by the Company during the year.

        Lease terminations and restructure increased due to theatres closed in Florida, Georgia, Louisiana, Tennessee and Rhode Island that were operated by subsidiaries that filed for bankruptcy under Chapter 7.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation

        The consolidated financial statements include the accounts of GCC and all of its majority-owned subsidiaries. Where GCC has the ability to exercise significant influence over the operating and financial policies of companies in which GCC has invested, those investments are accounted for under the equity method, and GCC's share of the net earnings or losses of those companies is included under either the caption "Equity losses in theatre affiliates" (for those investees engaged in theatre operations) or "Investment (loss) income, net" (for those investees engaged in non-theatre related operations) in the consolidated statements of operations. These investments are included under either the caption "Portfolio investments" or "Investments in international theatre affiliates" in the consolidated balance sheets. Investments in international theatre affiliates and other investments accounted for under the equity method are reported on a one-month lag.

        Other investments where the Company has less than a 20% interest in an investee and which do not have readily-determinable fair values because of a lack of quoted market prices, are carried at cost less impairment, if applicable. These investments are also included under the caption "Portfolio investments" in the consolidated balance sheets. Investments with readily-determinable fair values are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are included under the caption "Marketable equity securities" in the consolidated balance sheets.

        All significant intercompany accounts and transactions have been eliminated in consolidation.

        The Reorganization Plan must be approved by the Bankruptcy Court. The approval of a final plan of reorganization could materially change the amounts recorded in the consolidated financial statements.

Cumulative Effect of Accounting Change

        In the first quarter of 2000, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that start-up activities be expensed when incurred. The Company's practice had been to capitalize lease costs incurred prior to the openings of theatres and amortize the costs under accounting principles generally accepted in the United States of America. The adoption of this new accounting pronouncement resulted in a one-time, non-cash charge to the Company's consolidated statements of operations for the year ended October 31, 2000 of $4.7 million or $0.60 per diluted share.

Foreign Currency Translation

        The Company's South American joint venture, which is recorded using the equity method of accounting, uses the applicable local currency as the functional currency and, as such, translation adjustments are not included as part of the equity losses recorded in the consolidated statements of operations; rather, they are included as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets.

        Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Cash Equivalents

        Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of purchase. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The Company's policy is to invest cash with financial institutions or in instruments that have acceptable credit ratings and to limit the amount of credit exposure to any one financial institution or issuer.

Marketable Equity Securities

        Marketable equity securities are stated at fair value. Unrealized holding gains or losses on trading securities are included in the consolidated statements of operations under the caption "Investment (loss) income, net." Unrealized holding gains and losses on available-for-sale securities are excluded from the consolidated statements of operations except for any impairment, if applicable, and are included as a component of shareholders' equity under the caption "Accumulated other comprehensive loss."

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization except impaired assets, which are stated at net realizable value. Also included in property and equipment is the cost of certain internally-developed software. These costs include external direct costs of materials and services consumed as well as payroll and payroll-related costs for employees who are directly associated with such projects. No such costs were capitalized in 2001 or 2000. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 3 to 20 years for equipment and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold improvements. When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts.

Stock-based Compensation

        The Company follows the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its common stock incentive plan. In compliance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has disclosed, in Note 13, the required pro-forma effect on net loss and diluted loss per share had the Company employed the fair value method.

Long-lived Assets

        On an ongoing basis, the Company evaluates the carrying value of its long-lived assets, including goodwill included in its investments accounted for under the equity method. It relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company considers non-financial data such as changes in the operating environment, competitive information, market trends and business relationships. See Notes 5, 6 and 8 for further discussions on impairment for long-lived assets.

Income Taxes

        Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. No provision is made for United States income taxes on the undistributed earnings of its foreign joint ventures as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time.

Revenues

        Revenues are recognized when admission and concession proceeds are received at the theatres. Revenues for other services are recognized at the time those services are provided. The Company also sells gift certificates and discounted theatre tickets in exchange for cash. At the point of sale of these gift certificates and discounted tickets, the Company records a deferred liability. Revenue is recorded upon the redemption of the certificates and discounted tickets at the theatre.

Film Rental Costs

        Film rental costs are recognized as a percentage of admission revenue.

Net Loss Per Share

        Basic loss per share is computed by dividing loss available to common shareholders ("the numerator") by the weighted average number of common shares outstanding ("the denominator") for the period. Such outstanding shares are adjusted for those shares that are contingently returnable. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued and restrictions on contingently returnable shares had been lifted.

	October 31,
	2001	2000	1999
	(In thousands except per share data)
Net loss	$(35,861)	$(135,552)	$(2,293)
Determination of shares:
Weighted average number of common shares outstanding	7,802	7,750	7,715
Net loss per share ("EPS"):
Basic	$(4.60)	$(17.49)	$(0.30)
Diluted	$(4.60)	$(17.49)	$(0.30)

        As a result of losses in 2001, 2000 and 1999 options to purchase 175,351, 190,125 and 44,084 shares of common stock, respectively, were not included in the computation of diluted earnings per share. In 1999, 76,131 contingently returnable shares were also not included in the computation of diluted earnings per share.

Significant Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management (i) to make estimates and assumptions that affect the recorded amounts of assets and liabilities and (ii) to provide disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. Actual results could differ from these estimates. The primary estimates underlying the Company's consolidated financial statements include the estimated useful lives of fixed assets, goodwill, impairment charges, lease termination reserves, deferred taxes, accruals for pension and post-retirement benefits, insurance, liabilities subject to compromise and other matters. Material changes in estimates are summarized in Notes 2, 3, 6 and 8. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time such estimates are made.

Recent Accounting Pronouncements

        In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was required to be adopted by the Company on November 1, 2000. The effect of adopting this standard was not material to the Company's financial position, results of operations or cash flows.

        In July, 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS No. 141 requires all business combinations to be accounted for using the purchase method effective for transactions initiated after June 30, 2001. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets as well as initiates an annual review for impairment.

        The Company will adopt SFAS No. 142 in the first quarter of fiscal year 2003. Goodwill amortization expense for each of the three fiscal years ending on October 31, 2001 approximated $0.8 million. The Company has goodwill associated with its equity method investment in the South American joint venture of approximately $4.6 million at October 31, 2001.

        In August, 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement amends the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement, which excludes goodwill from its scope, establishes the methodology to be used for evaluating (i) long-lived assets to be held and used, (ii) long-lived assets to be disposed of other than by sale, and (iii) long-lived assets to be disposed of by sale, for both ongoing and discontinued operations. In addition, SFAS No. 144 broadens the treatment of discontinued operations to include components of an entity rather than just segments of a business. SFAS No. 144 is required to be adopted by the Company in fiscal 2003. The Company has not completed the process of evaluating the impact that will result from adopting this statement and is therefore unable to disclose the impact that adopting SFAS No. 144 will have on its financial position and results of operations.

Changes in Presentation

        Certain prior-year amounts have been reclassified to conform to the current-year presentation.

5.    MARKETABLE EQUITY SECURITIES AND PORTFOLIO INVESTMENTS

	Accounting Designation	Percent of Ownership	Aggregate Carrying Value(a)	Cumulative Gross Pre-tax Unrealized Holding Gains (Losses)(e)	Change in Pre-tax Unrealized Holding Gains (Losses) for the Year(e)
	(In thousands except percentages)
Investment as of October 31, 2001
Marketable Equity Securities
El Sitio, Inc. (Claxson Interactive Group Inc.)	Available-for-sale(b)	0.8%	$306	$(418)	$(191)
GrandVision SA	Available-for-sale(b)	0.1%	117	77	(41)
MotherNature.com	Available-for-sale(b)	4.5%	58	(24)	135

Total marketable equity securities			481	(365)	(97)
Portfolio Investments
FleetCor (a.k.a. Fuelman)	Equity Method(c)	37.2%	11,716	—	—
American Capital Access	Cost Method(d)(f)	15.3%	23,933	—	—
Vanguard	Cost Method(d)	15.0%	7,760	—	—
VeloCom	Cost Method(d)	3.2%	20,700	—	—

Total portfolio investments			64,109	—	—

Total marketable equity securities and portfolio investments			$64,590	$(365)	$(97)

Investment as of October 31, 2000
Marketable Equity Securities
El Sitio, Inc. (Claxson Interactive Group Inc.)	Available-for-sale(b)	3.8%	$4,871	$(227)	$(227)
GrandVision SA	Available-for-sale(b)	0.1%	151	118	146
MotherNature.com	Available-for-sale(b)	4.5%	339	(159)	(159)

Total marketable equity securities			5,361	(268)	(240)
Portfolio Investments
FleetCor (a.k.a. Fuelman)	Equity Method(c)	42.1%	15,525	—	—
American Capital Access	Equity Method(c)	23.8%	23,933	—	—
Vanguard	Cost Method(d)	15.0%	8,000	—	—
VeloCom	Cost Method(d)	3.9%	20,700	—	—

Total portfolio investments			68,158	—	—

Total marketable equity securities and portfolio investments			$73,519	$(268)	$(240)

(a)
Carrying values for public portfolio investments were determined based on the share price of the securities traded on public markets as of the last business day of the period. The carrying values of the non-public portfolio investments were determined under either the equity or cost method of accounting, less impairment, if any.

(b)
Unrealized gains or losses on securities classified as available-for-sale securities are recorded in the consolidated balance sheets net of tax within the caption "Accumulated other comprehensive loss."

(c)
This investment is in a non-public company and is accounted for on the equity method because the Company has a greater than 20% equity interest.

(d)
These investments are in non-public companies and are accounted for on the cost method.

(e)
Pre-tax unrealized holding gains and losses apply only to marketable equity securities.

(f)
The Company's ownership of this entity decreased below 20% in fiscal 2001. Beginning in fiscal 2001 the Company accounts for this investment on the cost method.

Investment Activity—Marketable Equity Securities

El Sitio, Inc. (now Claxson Interactive Group Inc.)

        During the quarter ended July 31, 2001, the Company determined that its investment in El Sitio, had become permanently impaired and recorded a pre-tax charge of $4.4 million to the consolidated statements of operations. As a result of the marketable equity security's designation as available-for-sale, previous declines in the investment's market value had been reflected in the consolidated balance sheet within the shareholders' equity section under the caption "Accumulated other comprehensive loss."

        Effective as of August 22, 2001, El Sitio's common shares had a 1-for-10 reverse share split. As a result of the reverse share split, the Company owned 145,675 shares of El Sitio. On September 7, 2001, El Sitio, Inc. announced that its shareholders approved the company's merger with Ibero-American Media Partners II, Ltd. ("IAMP") to form Claxson Interactive Group Inc. ("Claxson"), a multi-platform new media company that provides integrated branded entertainment content targeted to Spanish and Portuguese speakers around the world. On September 24, 2001, the merger was completed, and each El Sitio common share was exchanged for one new class A common share of Claxson. On the same date, Claxson Interactive Group Inc. began trading on the NASDAQ National Market under the symbol "XSON."

MotherNature.com

        During the third quarter of 2000, the Company determined that its $10 million investment in MotherNature.com, a Web-based retailer of vitamins, supplements and minerals, had become permanently impaired and recorded a pre-tax charge of $9.5 million to the consolidated statement of operations. As a result of the marketable equity security's designation as available-for-sale, previous declines in the investment's market value had been reflected in the Company's consolidated balance sheet within the shareholders' equity section under the caption "Accumulated other comprehensive loss."

        On November 30, 2000, MotherNature.com's shareholders approved a plan of complete liquidation and dissolution. MotherNature.com is proceeding with the sale of all of its assets, and thereafter intends to make distributions of liquidation proceeds to its shareholders. Because of uncertainties as to the precise net realizable value of assets and the ultimate settlement amount of liabilities, it is impossible to predict with certainty the aggregate net values that will ultimately be distributed to shareholders. However, management believes, based upon information available from MotherNature.com management, that the Company could, over time, receive proceeds from liquidation of approximately $0.7 million. An initial distribution of liquidation proceeds of $0.6 million was received by GCC in the first quarter of 2001 resulting in a pre-tax realized gain of $0.2 million.

GrandVision (SA)

        During 2000, the Company sold 139,740 shares of its investment in GrandVision, which generated net proceeds of $4.3 million and a realized pre-tax gain of $133,000. All shares of GrandVision SA ("GrandVision"), an optical and photo retailer, have been classified as "available-for-sale." Unrealized holding gains and losses on these securities in 2001 and 2000 are shown in the table above and were recorded in the consolidated balance sheets under the caption "Accumulated other comprehensive loss."

Investment Activity—Portfolio Investments Accounted
for Under the Cost Method

        On December 17, 1999, the Company invested $8.0 million in Vanguard Modular Building Systems ("Vanguard"), a leading regional provider of relocatable classrooms and other commercial modular space stations. In 2000, the Company invested $20.7 million in VeloCom, Inc. ("VeloCom"), a facilities-based voice, data and Internet provider primarily in Brazil. Because of the illiquidity of these investments and the Company's less than 20% ownership, such investments are carried at cost. In addition, the Company's investment in VeloCom is valued at an amount that is less than its carrying cost. Management believes this impairment is not permanent as VeloCom's operating entity's balance sheet was recapitalized, and the most recent projections contemplate a recovery of invested capital and, therefore, management has not recorded a charge to its consolidated statements of operations to reduce the carrying value of the investment.

        On September 24, 1997, the Company invested $30.0 million in a newly-formed financial guarantee insurance company, American Capital Access ("ACA"). During the first quarter of 2000, ACA began to actively pursue raising additional capital to maintain the long-term stability of its "A" rating. In May, 2000, existing investors contributed $15.0 million as part of this effort (GCC's portion was $5.0 million). ACA also retained an investment banking firm to help raise an additional $45.0 million, which was unsuccessful. As a result, on January 3, 2001, Standard & Poors Corporation placed ACA on "Credit Watch" with negative implications. ACA continued to pursue alternatives for new capital. However, because of the uncertainty of additional capital being raised at an attractive valuation, GCC reduced the carrying value of its investment in ACA by $9.6 million in 2000. In the first quarter of 2001, American Capital Access ("ACA") raised $45.0 million of capital from three original and two new investor groups. GCC did not participate in this offering and, as a result, the Company's ownership interest decreased from approximately 24% to 15%. Since the Company's ownership interest has fallen below 20% and GCC can no longer exercise significant influence over the operations of ACA, the investment is now accounted for under the cost method.

Investment Activity—Portfolio Investments Accounted
for Under the Equity Method

        On February 9, 1998, the Company completed an $11.0 million investment in FleetCor (formerly Fuelman), a provider of fleet management services. Through its proprietary systems and network, FleetCor provides services to commercial vehicle operators throughout the United States. In 2000, the Company invested an additional $6.0 million in FleetCor bringing its total interest to 42.1% on a fully diluted basis. In May 2001, additional equity was contributed to FleetCor and as a result, the Company's ownership decreased to 37.2% as of October 31, 2001. FleetCor's results of operations for the 12 months ended September 30, 2001 and 2000 are shown below. FleetCor finalized its audited financial statements for the year ended December 31, 2000 during the Company's second quarter. FleetCor recorded a non-recurring charge of approximately $6.1 million on its 2000 income statement, which is reflected in the net loss for the 12 months ended September 30, 2001 shown below. This charge is primarily related to networking settlements on certain licensee customer accounts and additional reserves for doubtful accounts. Because of the lag in time for the equity method reporting of FleetCor's results, GCC's portion of this charge was reflected in its second quarter of 2001 results.

        Unaudited summarized financial information of the Company's FleetCor investment for the 12-month periods ended September 30, 2001 and 2000 were as follows:

	2001	2000
	(In thousands)
Current assets	$34,895	$48,402
Non-current assets	38,801	36,181
Current liabilities	27,813	22,431
Non-current liabilities	36,277	41,960
Redeemable preferred stock	33,829	30,488
Total revenues	335,933	326,789
Loss before taxes	(12,312)	(3,388)
Net loss	(14,506)	(2,067)

Investment Activity—Summary of Results Shown in the
Consolidated Statements of Operations

        In summary, investment (loss) income, net consisted of the following:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Interest and dividend income	$—	$616	$241
Unrealized (loss) gain on marketable equity securities	—	(214)	14,690
Realized (loss) gain on marketable equity securities and portfolio investments	(133)	3,711	14,047
Equity-losses in portfolio investments	(3,808)	(1,480)	(589)
Loss on impairment of portfolio investments and marketable equity securities	(4,372)	(19,119)	(8,273)
Management and administrative costs	(1,441)	(3,348)	—

Investment (loss) income, net	$(9,754)	$(19,834)	$20,116

6.    IMPAIRMENT AND RESTRUCTURING

        The components of impairment and restructuring charges in the consolidated statements of operations were as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Impairment of assets	$—	$34,237	$3,501
Accrual of lease termination costs	—	6,874	3,588
Lease settlements less than amounts accrued	—	—	(8,491)
Changes in estimates of lease termination costs	—	(3,467)	(7,861)
Restructuring	—	4	6,662

	$—	$37,648	$(2,601)

        Impairment of assets in 2000 includes a charge of $27.3 million to write-off fixed assets of under performing theatres currently operating under Bankruptcy Proceedings and a charge of $6.9 million for the impairment of assets of the Company's domestic joint venture, due to the inability of the venture to obtain further funds for required capital expenditures.

        During the ordinary course of business, management has and will make determinations that impact the recoverability of theatre assets. As part of the Company's annual budgeting process, management has and will review the long-lived assets used in the theatre business for impairment. This analysis has and will take place at the individual theatre level, which management believes is the lowest level for which there are identifiable cash flows. In addition, management has and will review internal management reports as well as monitor current and potential future competition in its markets for indicators of impairment of individual theatre assets. As a result of this analysis, management has and will determine whether impairment has occurred, whether a write-down of the asset carrying value to fair value is required and whether to abandon or continue to operate the theatre. The impairment loss is measured as the amount by which the carrying value of the asset exceeds the fair value, which is based on management's estimates. The primary technique to determine fair value is to discount the future cash flows of the theatre. There is considerable management judgement necessary to determine the future cash flows of a theatre, and, accordingly, actual results could vary significantly from such estimates.

        Continued significant industry building of new megaplexes has caused the Company to re-assess the value and utility of certain theatre locations through its internal evaluation process described above. This increase in competition in certain markets as a result of the opening of megaplexes by competitors, has tended to and is projected to draw audiences away from certain theatre locations that the Company operates.

        The accrual for lease termination costs of $6.9 million in 2000 represents a charge related to the Company's guarantee of certain third party leases. The amount of the lease termination costs accrued by the Company was determined in accordance with Section 502(b)(6) of the Bankruptcy Code, which limits a landlord's lease claim to the greater of one year's rental obligation or 15% of the total lease term obligation, not to exceed three year's rental obligations. The accrual recorded for these leases may be subject to future adjustments based on the claims filed by the landlords and Bankruptcy Court actions. The Company cannot presently determine the ultimate liability, which may result from the filing of claims for any rejected contracts or from additional leases, which may be rejected in connection with Bankruptcy Proceedings. The impairment and restructuring was partially offset by a reversal of previously accrued lease termination costs of approximately $3.5 million.

        In addition, the Company recorded in 2000 a post-retirement benefit charge of $1.9 million, offset by a pension settlement gain of $1.9 million related to the 1999 special retirement program.

7.    PROPERTY AND EQUIPMENT, NET

        Property and equipment consisted of the following at October 31:

	2001	2000
	(In thousands)
Cost:
Land	$1,426	$1,426
Building and improvements	19,770	19,792
Leasehold improvements	83,231	83,739
Furniture and fixtures	83,636	85,697

	188,063	190,654
Less accumulated depreciation	95,993	86,573

Net property and equipment	$92,070	$104,081

8.    INVESTMENT IN INTERNATIONAL THEATRE AFFILIATES

        The Company has an equity-based investment in theatre operations in South America which is a joint venture with an unrelated third party. This joint venture is accounted for by the Company under the equity method. The net assets of this joint venture appear in the balance sheet under the caption "Investment in international theatre affiliates." The results of operations of this joint venture appear under the caption "Equity losses in theatre affiliates." (See Note 18)

        The Company purchased its interest in the South American joint venture and theatre operations in Mexico in September, 1997 for a cash purchase price of $36.3 million. The purchase price was allocated to assets acquired (primarily fixed assets) and liabilities assumed based on their fair value at the date of acquisition and in accordance with the purchase method of accounting. The excess of purchase price over net assets acquired is being amortized by the Company over a 10-year period.

        In October, 1999, the Company determined that there was a loss in value of its Mexican investment that was other than temporary. Accordingly, it recorded in "Equity losses in theatre affiliates" a charge of approximately $3.5 million.

        In May 2000, the Company sold its Mexican theatre investment for approximately $14.3 million resulting in a charge of approximately $1.6 million relating to its further loss in value. The Company received $7.5 million in cash proceeds and a $6.75 million note due in installments over two years. In May 2001, the Company received $6.4 million as payment in full on the notes receivable.

        The Company's South American joint venture, Hoyts General Cinema South America ("HGCSA"), has a $50.0 million debt financing arrangement denominated in U.S. dollars with two major financial institutions to fund its operations in Argentina, which is secured by a several guarantee of the joint venture's partners. There is currently no availability of this financing beyond $28.0 million as the remaining funds were not drawn prior to the expiration of the funding commitment on December 29, 2000. Under the several guarantee of the Argentina debt facility, the Company is liable for 50% of the outstanding borrowings. At October 31, 2001, the Company's portion of the outstanding borrowings under this facility that it guarantees was approximately $14.0 million.

        HGCSA has debt arrangements for a total of $18.0 million in debt financings to fund its operations in Chile, which are secured by the several guarantees of the partners. The Company is liable for 50% of the outstanding borrowings. At October 31, 2001, the Company's portion of the outstanding borrowings under these facilities was approximately $9.0 million, which was comprised of $7.3 million of outstanding borrowings and $1.7 million of outstanding guarantees. In respect of these outstanding guarantees the Company invested approximately $1.3 million in a certificate of deposit, which is held as collateral for a portion of the outstanding guarantees at October 31, 2001. This certificate of deposit is included in other current assets in the consolidated balance sheets.

        Subsequent to October 31, 2001, HGCSA was in default of the Argentina and Chile debt financing agreements as the debts became due in December, 2001 and payment was not made in accordance with the agreements. Management of the Argentina and Chile companies and HGCSA are in negotiations with the financial institutions to restructure the debt financing agreements. Subject to the result of these negotiations, the guarantees may become unsecured claims of the Company and be resolved through its Bankruptcy Proceedings. In the event that the negotiations to restructure the financing agreements are unsuccessful and the financial institutions elect to demand payment, the Argentine and Chilean companies would be unable to make such payment. Therefore, the Company's investment in HGCSA, represented by the Argentine and Chilean subsidiaries, would become fully impaired. The carrying value of the investment attributable to Argentina and Chile operations is in excess of $30.0 million.

RECENT DEVELOPMENTS IN ARGENTINA

        Subsequent to October 31, 2001, the government of Argentina imposed restrictions on the withdrawal of cash balances from individuals' bank accounts and has restricted the ability of companies to pay vendors located outside Argentina. These fiscal policies, as well as continuing economic difficulties and political turmoil have resulted in public demonstrations in Argentina, which required the shutdown of several theatres for a short period of time and a decline in theatre attendance subsequent to October 31, 2001. In January, 2002, the government of Argentina announced the adoption of a currency system allowing the peso to float freely rather than pegging it to the U.S. dollar. This has resulted in a significant devaluation of the peso. As operating cash inflows and outflows of the Company's Argentine subsidiary are predominantly denominated in pesos and the debt service payments of the Argentine subsidiary are denominated in U.S. dollars, the realization of the Company's investment in Argentina is dependent upon the Argentine operation's ability to generate sufficient pesos to pay debt service and provide for a return on investment to the joint venture. Because of the recency of these events and the significant uncertainties regarding the extent and duration of the devaluation and the direction of the fiscal policies in Argentina, management cannot presently determine or reasonably estimate the impact a continued economic crisis in that country could possibly have on the joint venture's operations, cash flows and its ability to meet its debt obligations. Accordingly, while the Company's investment in Argentina is currently impaired, management has not determined that the impairment is other than temporary; therefore, no charge to operations has been recorded.

9.    OTHER CURRENT LIABILITIES

        Other current liabilities consisted of the following at October 31:

	2001	2001
	(In thousands)
Rent and related charges	$5,107	$—
Payroll and related benefits	2,944	1,234
Deferred income	18,585	17,240
Other	3,663	4,019

	$30,299	$22,493

        At October 31, 2001 and 2000, certain other current liabilities are included in liabilities subject to compromise in the consolidated balance sheets. (See Note 3).

10.    RELATED-PARTY TRANSACTIONS

        GCC was previously a 100%-owned subsidiary of Harcourt General, Inc. ("Harcourt General"). Certain shareholders also functioned as officers of both companies and had significant interests in both companies. Harcourt General was sold to Reed Elsivier in August, 2001. Neither Harcourt General nor Reed Elsivier have any officers or directors in common with the Company.

        As a result of the 1993 spin-off of GCC, certain leases were transferred from Harcourt General to GCC. Under an Amended and Restated Reimbursement and Security Agreement ("Reimbursement and Security Agreement") dated January 26, 1999, GCC agreed to indemnify Harcourt General from losses Harcourt General could incur due to its secondary liability on theatre leases that were transferred to GCC as part of the spin-off. In order to secure its obligations under the Reimbursement and Security Agreement, GCC pledged all of the stock of its theatre subsidiaries to Harcourt General. In connection with the Harcourt General guarantee, the Company was charged a fee based on total commitments outstanding. In 2001, no fee was incurred or paid by the Company to Harcourt General as a result of the Bankruptcy Proceedings. In 2000 and 1999, the Company was charged a fee of $0.6 million and $0.7 million, respectively. In addition, GCC was required to maintain certain financial covenants under its Reimbursement and Security Agreement. Enforceability of these covenants and other limitations are stayed in connection with the Chapter 11 proceedings.

        Harcourt General provided certain management services to GCC. In 2001, Harcourt General did not provide any management services, and, therefore, no fees were charged to the Company. The fees for these services, which totaled $0.2 million and $0.5 million in each of 2000 and 1999, respectively, were based on Harcourt General's costs. The reduction in the amount paid in 2000 was a result of an agreement with Harcourt General, which provided that no charges for services of Richard A. Smith, Chairman of the Company, and Robert A. Smith, President and Chief Operating Officer of the Company, would be incurred after April, 2000. Harcourt General's Chairman and Chief Executive Officer also served as the Chairman of the Company until June 19, 2001, and one of Harcourt General's Presidents and Co-Chief Operating Officers served as President and Chief Operating Officer of GCC until October 10, 2000. The fees payable to Harcourt General were subject to the approval of a committee of independent directors of GCC who are not affiliated with Harcourt General.

        In addition, the Company subleases office space and a theatre location from Harcourt General. The rent and rent-related expense associated with these subleases totaled $0.7 million in 2001 and $1.2 million in 2000 and 1999.

11.    DEBTOR-IN-POSSESSION FINANCING

        In connection with the Company's Chapter 11 filing, the Company entered into a Debtor-in-Possession Credit Agreement on October 13, 2000 providing initial financing of $25 million as of October 31, 2000 and as approved by the Bankruptcy Court on November 8, 2000, final financing up to $45.0 million. In September, 2001, the maturity date of the DIP Facility was extended to the earlier of the Company emerging from bankruptcy or March 31, 2002. At October 31, 2001, the Company had outstanding borrowings under the DIP Facility of $2.0 million. The interest rate on the DIP Facility is the greater of a participating bank's prime lending rate plus 2.00% or the Federal Reserve Rate plus 0.50%. The interest rate at October 31, 2001 was 7.5%. In addition, the Company is required to pay a commitment fee of 0.5% per annum on the unused portion of the DIP Facility.

        Proceeds of the DIP Facility may be utilized for expenditures as outlined in the approved DIP Facility budget. As a condition to the DIP Facility, the Company has agreed to the following restrictions, which limit capital expenditures and which prevent the Company from: (a) borrowing additional funds other than through the DIP Facility; (b) entering into any new financial leasing transactions; (c) making additional portfolio investments; (d) making any distributions from the Company; and (e) making certain sales of portfolio investments without the consent of the DIP Facility lenders. In addition, the Company must maintain minimum operating earnings, as defined.

        Given the restrictions contained in its DIP Facility, the Company (a) will not enter into any new domestic theatre lease commitments; (b) will not make any new portfolio investments; and (c) may utilize, in whole or in part, any new proceeds received from the future sale of assets to prepay the DIP Facility.

        The lenders under the DIP Facility have a "super priority" claim against the assets of the Company and its subsidiaries. The Company was in compliance with the DIP Facility covenants at October 31, 2001.

12.    REVOLVING CREDIT AGREEMENT AND LETTERS OF CREDIT

        As a result of the Chapter 11 cases, all outstanding borrowings under the Company's revolving credit agreement have been included in "Liabilities subject to compromise" at October 31, 2001 and 2000 (See Note 3). At October 31, 2001 and 2000, the Company had outstanding borrowings under its revolving credit agreement of $44.6 million, respectively. The Company was able to select a floating interest rate based on the primary bank's base interest rate for up to six months. The fixed rate interest rates are based on the Eurodollar rate plus a margin that ranges from 0.625% to 1.25% based on the level of total debt to cash flow earnings as defined in the agreement. As of October 31, 2001 and 2000, the variable interest rate on the outstanding borrowings of the revolving credit agreement was 9.0% and 10.0%, respectively. There is currently no availability under the revolving credit facility.

        At October 31, 2001 and 2000, the Company had outstanding standby letters of credit totaling $6.9 million and $6.7 million, respectively.

        Interest due and payable, as specified under the revolving credit agreement, is also stayed during bankruptcy. Interest due contractually and not paid totaled $4.2 million in 2001 and $0.3 million in 2000. The Company has Bankruptcy Court approval to make monthly adequate protection payments of $0.3 million, in respect of the revolving credit agreement, which began in November, 2000. The amount paid under the adequate protection program totaled $3.9 million in fiscal year 2001.

13.    SHAREHOLDERS' EQUITY

Common Stock

        Common Stock is entitled to dividends if declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, redemption or preemptive rights.

Common Stock Incentive Plan

        The Company has a Common Stock incentive plan that provides for the granting of stock options, stock appreciation rights, restricted stock or other stock-based awards. No such grants were made in fiscal 2001. Options outstanding at October 31, 2001 were granted at prices not less than 100% of the fair market value on the date of original grant. These options generally vest over five years and have maximum terms of 10 years and one day. Options for 87,689, 69,059 and 86,131 shares were exercisable under all option arrangements at October 31, 2001, 2000 and 1999, respectively. Under the existing stock incentive plan, there were 422,103 and 407,329 shares available for future grants at October 31, 2001 and 2000, respectively.

        The following summarizes transactions under all stock option arrangements for the years ended October 31, 2001, 2000 and 1999:

	Number of Shares	Per Share Option Price			Weighted Average Exercise Price
Outstanding as of November 1, 1998	156,104	$15.81	—	$52.42	$34.45
Granted	24,555			40.00	40.00
Exercised	(9,801)	15.81	—	35.00	23.64
Canceled	(7,967)	25.50	—	52.42	37.15

Outstanding as of October 31, 1999	162,891	$15.81	—	$52.42	$35.81
Granted	97,500		—	28.75	28.75
Exercised	(14,065)	15.81	—	28.99	23.34
Canceled	(56,201)	25.50	—	52.54	36.01

Outstanding as of October 31, 2000	190,125	$15.81	—	$52.54	$33.05
Canceled	(14,774)	15.81	—	52.54	31.12

Outstanding as of October 31, 2001	175,351	$15.81	—	$52.54	$33.21

        The following summarizes information about all stock options outstanding at October 31, 2001:

	Options Outstanding
		Weighted-Average		Options Exercisable
Range of Exercise Prices	Number Outstanding at 10/31/01	Remaining Contractual Life (years)	Exercise Price	Number Exercisable at 10/31/01	Weighted Average Exercise Price
$15.01—20.00	219	0.1	$15.81	219	$15.81
$20.01—30.00	96,046	7.3	28.56	29,246	28.14
$30.01—40.00	55,817	5.1	36.51	40,896	35.74
$40.01—50.00	17,946	5.2	42.50	12,665	42.74
$50.01—52.42	5,323	4.6	51.98	4,663	51.92

Total	175,351			87,689

        Had compensation cost for stock option grants issued since November 1, 1996 been determined under the provisions of SFAS No. 123, the Company's net loss as well as basic and diluted loss per share would have been as follows:

	2001	2000	1999
	(In thousands except for per share amounts)
Years Ended October 31,
Net loss	$(36,246)	$(136,196)	$(2,518)
Basic loss per share	$(4.65)	$(17.57)	$(0.33)
Diluted loss per share	$(4.65)	$(17.57)	$(0.33)

        The pro-forma effect on net loss as well as basic and diluted loss per share for 2001, 2000 and 1999 is not representative of the pro-forma effect on net income in future years because it does not take into consideration pro-forma compensation expense related to grants made prior to 1996.

        The fair value of each stock option granted in 2000 and 1999 (no options were granted in 2001) under the Company's plans was estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used to value grants issued under the plans in 2000 and 1999:

	2000	1999
Expected volatility	21.58%	24.62%
Risk-free interest rates	6.23%	4.54%
Expected life	7 years	7 years
Dividend payments	None	None

        The weighted average fair values per share of stock options granted during 2000 and 1999 were $11.81 and $15.25, respectively.

Unearned Compensation

        The Company's GCC Investments, Inc. Incentive Pool Plan provides for performance-based compensation for certain employees based on certain investment events. A portion of the performance-based compensation may be paid in restricted shares, which vest over a period of time subsequent to the investment event. The balance in unearned compensation represents the unvested portion of the restricted stock award. Compensation expense related to the restricted shares is charged to the consolidated statement of operations pro-ratably over the vesting period or at the time the employee terminates their employment. Such expense totaled approximately $0.4 million in 2001, $1.6 million in 2000 and $0.6 million in 1999.

14.    RETIREMENT PLANS

        GCC has a non-contributory defined benefit pension plan covering substantially all full-time employees. GCC also sponsors an unfunded supplemental executive retirement plan, which provides certain employees additional pension benefits. Benefits under the plans are based on years of service and compensation prior to retirement. When funding is required for the defined benefit plans, the policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities. The components of the net periodic pension costs are as follows:

	2001	2000	1999
	(In thousands)
Years Ended October 31,
Service cost	$169	$413	$433
Interest cost	1,097	1,467	1,332
Expected return on plan assets	(2,035)	(2,426)	(2,483)
Amortization of prior service	(57)	76	76
Recognized actuarial gains	(118)	(529)	(161)
Amortization of transition asset	—	(298)	(298)

Total	(944)	(1,297)	(1,101)
Special termination benefit	—	—	4,284
Settlement gain on special termination benefits	—	(1,924)	—

Net pension (credit) charge	$(944)	$(3,221)	$3,183

        The following table sets forth the change in the defined benefit plans' funded status for the years ended October 31, 2001 and 2000:

	2001		2000
	Funded	Unfunded	Funded	Unfunded
	(In thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year	$12,255	$1,890	$19,268	$1,284
Service cost	135	34	358	55
Interest cost	1,044	53	1,323	144
Plan amendments	—	(1,256)	—	183
Actuarial gain (loss)	2,724	149	(294)	511
Benefits paid	(913)	—	(8,400)	(287)

Benefit obligation, end of year	$15,245	$870	$12,255	$1,890

CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year	$21,715	$—	$29,459	$—
Adjustment for benefits paid	1,012	—	—	—
Actual return on plan assets	(844)	—	656	—
Company contributions	—	—	—	287
Benefits paid	(913)	—	(8,400)	(287)

Fair value of plan assets, end of year	$20,970	$—	$21,715	$—

Over (under) funded status	$5,725	$(870)	$9,460	$(1,890)
Unrecognized net transition asset	—	—	—	—
Unrecognized net actuarial gain (loss)	1,447	356	(3,274)	219
Unrecognized prior service cost (credit)	12	(745)	17	449

Net asset (liability) recognized in the consolidated balance sheets	$7,184	$(1,259)	$6,203	$(1,222)

        The significant actuarial assumptions as of the year-end measurement dates were as follows:

	Years Ended October 31,
	2001	2000	1999
Discount rate	7.25%	8.0%	8.0%
Rate of compensation increases	4.5%	4.5%	4.5%
Rate of return on plan assets	9.0%	9.0%	9.0%

        In addition to the defined benefit plans, GCC has two defined contribution plans for certain employees. The GCC Savings Plan permits employee contributions and provides for certain matching contributions by the Company. The Company's contributions in fiscal years 2001, 2000 and 1999 were $0.4 million, $0.5 million and $0.5 million, respectively. The GCC Employee Stock Ownership Plan ("ESOP") is non-contributory.

15.    COMMITMENTS AND CONTINGENCIES

Leases

        GCC conducts the majority of its operations in leased premises under noncancelable leases which typically have initial lease terms of 20 years. In connection with the Bankruptcy Proceedings, all lease contracts, whether assumed or rejected, are subject to Bankruptcy Court approval. The commitments shown below reflect future lease obligations for all operating leases the Company has not rejected as part of the Bankruptcy Proceedings, and, therefore, may not reflect actual future cash outlays.

        These leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. At its option, GCC can renew a substantial portion of such leases, following the initial lease term, for various periods up to an additional 20 years. Certain of GCC's leases require periodic increased rentals. The rental costs on these leases have been recognized on a straight-line basis and are included in deferred lease obligations. Assuming renewal options are not exercised, the future minimum payments under noncancelable operating leases that the Company has not rejected as part of the Bankruptcy Proceedings as of October 31, 2001 were as follows:

Operating Leases
(In thousands)
2002	$57,647
2003	57,185
2004	59,028
2005	75,977
2006	49,762
Thereafter	405,044

$704,643

        Rent expense under noncancelable operating leases the Company has not rejected as part of its Bankruptcy Proceedings was as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Minimum rentals	$52,015	$80,049	$73,401
Percentage rentals based on revenues	1,026	2,354	3,096

	$53,041	$82,403	$76,497

        At October 31, 2001, the Company has outstanding $111.0 million of equipment and leasehold operating leases with several financial institutions under a lease financing arrangement. A receivable due from the financing institutions at October 31, 1999 of $15.5 million was reclassified to capital expenditures in 2000. The Company has Bankruptcy Court approval to make monthly adequate protection payments of approximately $1.1 million, in respect of the lease financing arrangement.

Litigation

        On October 11, 2000, the Company and 30 of its domestic subsidiaries filed to reorganize under Chapter 11 of the United States Bankruptcy Code, and six of its domestic subsidiaries filed for liquidation under Chapter 7 of the United States Bankruptcy Code (See Notes 1, 2 and 3).

        GCC is involved in various other suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect upon the consolidated financial position or continuing operations of the Company.

16.    POST-RETIREMENT HEALTH CARE BENEFITS

        The Company provides health care benefits for retired employees that are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements. The Company paid $0.3 million, $0.5 million and $0.4 million during fiscal 2001, 2000 and 1999, respectively, for post-retirement health care benefit claims.

        Net post-retirement benefit costs are as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Service cost	$7	$7	$18
Interest cost	442	475	311
Net amortization and deferral	(101)	104	(101)

Net post-retirement benefit cost	$348	$586	$228

        The following table sets forth the funded status of the Company's post-retirement benefit obligations and the amounts recognized in GCC's consolidated balance sheets:

	2001	2000
	(In thousands)
Change in benefit obligation:
Benefit obligation, beginning of year	$6,211	$4,170
Service cost	7	7
Interest cost	442	475
Actuarial loss	679	104
Benefits paid	(306)	(473)
Special termination benefits	—	1,928

Benefit obligation, end of year	7,033	6,211

Fair value of plan assets	—	—

Under funded status	(7,033)	(6,211)
Unrecognized net actuarial gain	(1,372)	(2,152)

Net liability recognized in the balance sheets	$(8,405)	$(8,363)

        The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 8.0% in fiscal 2001 and 10% in fiscal 2000, gradually declining to 5.0% in fiscal 2005. Measurement of the accumulated post-retirement benefit obligation was based on an assumed 7.25% discount rate for 2001 and 8.0% discount rate for 2000 and 1999. If the health care cost trend rate assumptions were increased by 1.0%, the accumulated post-retirement obligation as of October 31, 2001 would be increased by $0.5 million. The effect of this change on the service cost and interest cost would not be material.

17.    INCOME TAX BENEFIT (PROVISION)

        Income tax benefit (provision) was as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
CURRENT
Federal	$—	$(399)	$8,666
State	—	(57)	—

	—	(456)	8,666
DEFERRED
Federal	—	(7,774)	(6,245)
State	—	(1,111)	(892)

	—	(8,885)	(7,137)

	$—	$(9,341)	$1,529

        No income taxes were recorded in 2001 as a result of the Company's net operating loss carryforward position. GCC's effective income tax rate was 7.4% in 2000 and 40.0% in 1999. The differences between the statutory federal tax rate and the effective tax rate for 2001 and 2000 are due primarily to the recording of a valuation allowance. The difference between the statutory federal tax rate and the effective tax rate for 1999 is due primarily to state income taxes. Significant components of the Company's net deferred income tax liability (asset) stated on a gross basis at October 31, were as follows:

	2001	2000
	(In thousands)
GROSS DEFERRED INCOME TAX ASSETS
Financial accruals and reserves	$26,512	$17,267
Investment write downs	19,115	14,454
Impairment of theatre assets	12,273	12,590
Post-retirement health care benefits	3,362	3,345
Net operating loss carryforwards	32,046	20,975
Self insurance accruals	3,216	3,836

Total deferred tax assets	96,524	72,467
Valuation allowance	(76,771)	(55,168)

NET DEFERRED INCOME TAX ASSETS	19,753	17,299
GROSS DEFERRED INCOME TAX LIABILITIES
Basis difference in fixed assets	19,753	17,299

Total deferred income tax liabilities	19,753	17,299

Net deferred tax liability	$—	$—

        The Company anticipates utilizing its deferred tax assets only to the extent of its deferred tax liabilities. Accordingly, the Company has fully reserved all remaining deferred tax assets, which it presently cannot utilize.

        As of October 31, 2001, the Company has net operating loss carryforwards of approximately $91.0 million, which will begin to expire in 2021.

18.    SEGMENTS OF ENTERPRISE AND RELATED INFORMATION

        The Company has segmented its operations in a manner that reflects how its chief operating decision maker reviews the results of the businesses that make up the consolidated entity. The Company has identified three reportable segments: one segment is the domestic theatre operation (which encompass all theatres in the continental United States); the second segment includes the Company's joint venture in South America; and the final segment primarily includes all of the activity related to the investment portfolio business and corporate administration. This identification of segments emanates from management's recognition that its investing activity in a variety of non-theatre related activities is wholly separate from theatre operations, and its South American operations are new theatre ventures in markets that are dissimilar to the United States market. The other expenses segment primarily includes the regional and home office administration. The Company evaluates both domestic and international theatre performance and allocates resources based on earnings before interest, taxes, depreciation, impairment, restructuring and reorganization items. Information concerning (loss) earnings before income taxes has also been provided so as to aid in the reconciliation to the consolidated totals. The international theatre segment has been reported in this footnote as if it were a fully-consolidated subsidiary rather than under the equity method as it has been reported in the consolidated financial statements because the chief operating decision maker evaluates operations on this basis. The adjustment column is utilized to return the international theatre segment to the equity method and eliminate intercompany balances. Performance of the investment portfolio business is evaluated using the same measures as are seen in the consolidated financial statements.

TOTAL COMPANY

	Year Ended October 31, 2001
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$203,551	$43,112	$—	$246,663	$(43,112)	$203,551
Concessions	85,606	12,272	—	97,878	(12,272)	85,606
Other	9,286	4,729	—	14,015	(4,729)	9,286

Total revenues	298,443	60,113	—	358,556	(60,113)	298,443

Earnings (loss) before interest, taxes, depreciation disposition, impairment, restructuring and reorganization items	18,620	9,102	(1,763)	25,959	(9,102)	16,857
Depreciation	12,923	9,114	78	22,115	(9,114)	13,001
Disposition, impairment, restructuring and reorganization items	14,551	700	6,997	22,248	(700)	21,548
Net investment income (loss)	18	1,645	(9,772)	(8,109)	(1,645)	(9,754)
Earnings (loss) before income taxes	(8,977)	(4,193)	(24,135)	(37,305)	1,624	(35,861)
Total assets	103,979	109,029	76,486	289,494	(69,625)	219,869
Total capital expenditures	1,568	15,277	6	16,851	(15,277)	1,574
	Year Ended October 31, 2000
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$237,093	$55,426	$—	$292,519	$(55,426)	$237,093
Concessions	105,056	17,528	—	122,584	(17,528)	105,056
Other	15,893	4,107	—	20,000	(4,107)	15,893

Total revenues	358,042	77,061	—	435,103	(77,061)	358,042

	Year Ended October 31, 2000
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
(Loss) earnings before interest, taxes, depreciation disposition, impairment, restructuring and reorganization items	(5,343)	12,542	(4,213)	2,986	(12,542)	(9,556)
Depreciation	17,156	8,233	99	25,488	(8,233)	17,255
Disposition, impairment restructuring and reorganization items	51,345	—	14,515	65,860	—	65,860
Net (loss) investment income	70	1,905	(19,904)	(17,929)	(1,905)	(19,834)
Loss before income taxes	(74,728)	(2,417)	(44,080)	(121,225)	(310)	(121,535)
Total assets	117,268	116,583	93,596	327,447	(76,108)	251,339
Total capital expenditures	56,301	18,554	5,150	80,005	(18,554)	61,451

	Year Ended October 31, 1999
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$255,752	$45,010	$—	$300,762	$(45,010)	$255,752
Concessions	115,093	14,577	—	129,670	(14,577)	115,093
Other	15,305	2,595	—	17,900	(2,595)	15,305

Total revenues	386,150	62,182	—	448,332	(62,182)	386,150

Earnings (loss) before interest, taxes, depreciation disposition, impairment, restructuring and reorganization items	5,127	6,341	(7,246)	4,222	(6,341)	(2,119)
Depreciation	16,071	6,870	185	23,126	(6,870)	16,256
Disposition, impairment, restructuring and reorganization items	(4,718)	—	—	(4,718)	—	(4,718)
Net investment income	40	825	20,076	20,941	(825)	20,116
Earnings (loss) before income taxes	(6,637)	(8,282)	9,163	(5,756)	1,934	(3,822)
Total assets	138,141	142,982	178,576	459,699	(84,092)	375,607
Total capital expenditures	18,123	33,507	2,844	54,474	(33,507)	20,967

        As a result of the Company's filing of a petition for reorganization under Chapter 11 of the United States Bankruptcy Code, management no longer reviews its domestic theatre operations in the segments of core market, other markets, impaired theatres and other expenses. Below is a condensed operating statement for 2001 that provides financial data of those theatres that were open at October 31, 2001 and those theatres closed during 2001.

GENERAL CINEMA THEATRES, INC.

	Theatres Open at October 31, 2001	Theatres Closed in 2001	Total Domestic
	(In thousands)
Revenues
Admissions	$202,703	$848	$203,551
Concessions	85,092	514	85,606
Other	9,229	57	9,286

	297,024	1,419	298,443

Costs and expenses
Film rentals	105,802	324	106,126
Concessions	15,328	114	15,442
Theatre operating expenses	146,924	898	147,822

Theatre cash flow(1)	$28,970	$83	$29,053

# of locations	73	7
# of screens	677	28

(1)
Theatre cash flow is the domestic theatres' earnings (loss) before interest, taxes, depreciation, disposition, impairment, restructuring and reorganization items without consideration of general and administrative expenses.

19.    COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Full Year
	(In thousands except for per share amounts)
Revenues	$86,311	$61,986	$85,250	$64,896		$298,443
Gross profit	10,566	3,778	11,833	3,705		29,882
Net loss	(3,390)	(8,740)	(15,115)	(8,616)		(35,861)
Net loss per share
Basic	$(0.44)	$(1.12)	$(1.94)	$(1.10)		$(4.60)
Diluted	$(0.44)	$(1.12)	$(1.94)	$(1.10)		$(4.60)
	2000
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Full Year
	(In thousands except for per share amounts)
Revenues	$97,863	$79,313	$108,631	$72,235		$358,042
Gross profit	7,683	846	8,849	(6,450)		10,928
Earnings (loss) before effect of accounting change	1,909	(6,005)	(10,077)	(116,703)		(130,876)
Cumulative effect of an accounting change, net	(2,806)	—	—	(1,870)		(4,676)
Net loss	(897)	(6,005)	(10,077)	(118,573	)(1)	(135,552)
Net loss per share
Basic
Earnings (loss) before effect of accounting change	0.25	(0.77)	(1.30)	(15.06)		(16.89)
Cumulative effect of an accounting change, net	(0.37)	—	—	(0.24)		(0.60)
Net loss	(0.12)	(0.77)	(1.30)	(15.30)		(17.49)
Diluted
Earnings (loss) before effect of accounting change	0.25	(0.77)	(1.30)	(15.06)		(16.89)
Cumulative effect of an accounting change, net	(0.37)	—	—	(0.24)		(0.60)
Net loss	(0.12)	(0.77)	(1.30)	(15.30)		(17.49)

(1)
The net loss in the fourth quarter includes a charge for restructuring and reorganization of $70.0 million and an impairment charge of $9.6 million (See Note 6).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders GC Companies, Inc., Debtor-in Possession
Chestnut Hill, Massachusetts

        We have audited the accompanying consolidated balance sheets of GC Companies, Inc. and subsidiaries, Debtors-in-Possession (the "Company"), as of October 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of GC Companies, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company and certain of its subsidiaries filed petitions to reorganize under Chapter 11 of the United States Bankruptcy Code. A Reorganization Plan was filed December 21, 2001. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

        As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for costs of start-up activities in 2000 to conform with the American Institute of Certified Public Accountants Statement of Position 98-5.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced significant losses from operations. On October 11, 2000, the Company and certain of its subsidiaries filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code. The Company has filed a reorganization plan with the United States Bankruptcy Court on December 21, 2001 (the "Reorganization Plan"). The Reorganization Plan has not been confirmed by the United States Bankruptcy Court. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
January 24, 2002

AMC ENTERTAINMENT INC.

$250,000,000 8 5/8 Series B Senior Notes due 2012
$205,000,000 Series B Senior Floating Rate Notes due 2010
$212,811,000 9 1/2% Series B Senior Notes due 2011
$175,000,000 9 7/8 Series B Senior Subordinated Notes due 2012
$300,000,000 8% Series B Senior Subordinated Notes due 2014,
each of which is fully and unconditionally guaranteed
by all of our domestic subsidiaries that guarantee our other indebtedness

Prospectus

Dated                       , 2005

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        We are incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law, a corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. Our amended and restated certificate of incorporation requires indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law and provides that, in any action by a claimant, we shall bear the burden of proof that the claimant is not entitled to indemnification. Section 145 of the Delaware General Corporation Law also allows a corporation to provide contractual indemnification to its directors, and we have entered into indemnification agreements with each of our directors whereby we are contractually obligated to indemnify the director and advance expenses to the full extent permitted by the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Amended and Restated Certificate of Incorporation of the Company contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law. The effect of these provisions is to eliminate our and our stockholders' rights (through stockholders' derivative suits on behalf of us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations described above, however, do not affect the ability of us or our stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws.

Item 21.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1(a)(1)	Interim Operating Agreement dated December 6, 2001 by and among AMC Entertainment Inc. and GC Companies, Inc. (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (File No. 001-08747) filed on December 12, 2001).
2.1(a)(2)
Amendment dated January 28, 2002 to Interim Operating Agreement dated December 6, 2001 between GC Companies, Inc. and AMC Entertainment, Inc. (incorporated by reference from Exhibit 2.2 to Form 10-Q for the thirty-nine weeks ended December 27, 2001).
2.1(b)(1)
Letter of Intent dated December 6, 2001 by and among AMC Entertainment Inc. and GC Companies, Inc. (incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (File No. 001-08747) filed on December 12, 2001).

2.1(b)(2)
Letter of Intent, amended as of January 15, 2002, by and among AMC Entertainment, Inc. and GC Companies, Inc. (incorporated by reference from Exhibit 2.5(b)(2) to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
2.1(b)(3)
Letter of Intent dated December 6, 2001, amended and restated as of January 28, 2002, between GC Companies, Inc. and AMC Entertainment, Inc. (incorporated by reference from Exhibit 2.3 to Form 10-Q for the thirty-nine weeks ended December 27, 2001).
2.1(c)(1)
Support Agreement dated December 6, 2001, by and among AMC Entertainment Inc., the Official Committee of Unsecured Creditors in the Chapter 11 Cases of the GCX Debtors, General Electric Capital Corporation and Harcourt General, Inc. (incorporated by reference from Exhibit 10.3 to the Company's Form 8-K (File No. 001-08747) filed on December 11, 2001).
2.1(c)(2)
Support Agreement dated December 6, 2001, amended and restated as of January 28, 2002, between AMC Entertainment, Inc., General Electric Capital Corporation, Harcourt General, Inc. and the Official Committee of Unsecured Creditors in the Chapter 11 Case of the GCX Debtors (incorporated by reference from Exhibit 2.4 to Form 10-Q for the thirty-nine weeks ended December 27, 2001).
2.1(c)(3)
Support Agreement dated February 27, 2002, by and among AMC Entertainment Inc., GC Companies, Inc. ("GCX," and together with its Chapter 11 debtor affiliated entities, the "GCX Debtors"), the Official Committee of Unsecured Creditors in the Chapter 11 Cases of the GCX Debtors and The Bank of Nova Scotia (incorporated by reference from Exhibit 2.1 to Form 8-K filed March 7, 2002).
2.1(d)(1)
Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its jointly administered subsidiaries (incorporated by reference from Exhibit 2 to the Company's Form 8-K (File No. 001-05747) filed on December 28, 2001).
2.1(d)(2)
First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries filed on January 30, 2002 with the United States Bankruptcy Court for the District of Delaware (incorporated by reference from Exhibit 2.5 to Form 10-Q for the thirty-nine weeks ended December 27, 2001).
2.1(d)(3)
Modified First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries filed on March 1, 2002 with the United States Bankruptcy Court for the District of Delaware (incorporated by reference from Exhibit 2.2 to Form 8-K filed March 7, 2002).
2.1(d)(4)
Support Agreement dated February 14, 2002, by and among GC Companies, Inc., the Official Committee of Unsecured Creditors in the Chapter 11 Cases of GCC Debtors, AMC Entertainment Inc., Fleet National Bank and Bank of America, N.A. (incorporated by reference from Exhibit 2.5(c)(3) to Amendment No. 3 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on February 22, 2002).

2.1(e)
Stock Purchase Agreement dated January 15, 2002 among GC Companies, Inc., AMC Entertainment, Inc., American Multi-Cinema, Inc. and Centertainment Development, Inc. (incorporated by reference from Exhibit 2.5(e) to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
2.1(f)
Joint Commitment Agreement dated as of February 1, 2002 among AMC Entertainment, Inc., Chestnut Hill Investments LLC, Richard A. Smith, John Berylson, and Demos Kouvaris (incorporated by reference from Exhibit 2.5(f) to the Amendment No. 2 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on February 8, 2002).
2.2
Purchase and Sale Agreement, dated as of March 9, 2002, by and among G.S. Theaters, L.L.C., a Louisiana limited liability company, Westbank Theatres, L.L.C., a Louisiana limited liability company, Clearview Theatres, L.L.C., a Louisiana limited liability company, Houma Theater, L.L.C., a Louisiana limited liability company, Hammond Theatres, L.L.C., a Louisiana limited liability company, and American Multi-Cinema, Inc. together with Form of Indemnification Agreement (Appendix J) (incorporated by reference from Exhibit 2.1 to Form 8-K filed March 13, 2002).
2.3
Agreement and Plan of Merger, dated as of July 22, 2004, by and among Marquee Holdings Inc., Marquee Inc. and AMC Entertainment Inc. (incorporated by reference from Exhibit 2.1 to Form 8-K filed July 23, 2004).
3.1(a)
Amended and Restated Certificate of Incorporation of AMC Entertainment Inc. (as amended on December 2, 1997, September 18, 2001 and December 23, 2004) (incorporated by reference from Exhibit 3.1 to the Company's Form 8-K (File No. 1-8747) filed December 27, 2004).
3.1(b)
Certificate of Designations of Series A Convertible Preferred Stock and Series B Exchangeable Preferred Stock of AMC Entertainment Inc. (restated for filing purposes in accordance with Rule 102(c) of Regulation S-T) (incorporated by reference from Exhibit 3.1(b) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 27, 2002).
3.2	Amended and Restated Bylaws of AMC Entertainment Inc. (incorporated by reference from Exhibit 3.2 to the Company's Form 8-K (File No. 1-8747) filed December 27, 2004).
4.1(a)
Amended and Restated Credit Agreement dated as of April 10, 1997, among AMC Entertainment Inc., as the Borrower, The Bank of Nova Scotia, as Administrative Agent, and Bank of America National Trust and Savings Association, as Documentation Agent, and Various Financial Institutions, as Lenders, together with the following exhibits thereto: significant subsidiary guarantee, form of notes, form of pledge agreement and form of subsidiary pledge agreement (incorporated by reference from Exhibit 4.3 to the Company's Registration Statement on Form S-4 (File No. 333-25755) filed April 24, 1997).
4.1(b)
Second Amendment, dated January 16, 1998, to Amended and Restated Credit Agreement dated as of April 10, 1997 (incorporated by reference from Exhibit 4.2 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended January 1, 1998).

4.1(c)
Third Amendment, dated March 15, 1999, to Amended and Restated Credit Agreement dated as of April 10, 1997 (incorporated by reference from Exhibit 4 to the Company's Form 8-K (File No. 1-8747) dated March 25, 1999).
4.1(d)
Fourth Amendment, dated March 29, 2000, to Amended and Restated Credit Agreement dated as of April 10, 1997 (incorporated by reference from Exhibit 4.1(d) to the Company's Form 10-K (File No. 1-8747) for the year ended March 30, 2000).
4.1(e)
Fifth Amendment, dated April 10, 2001, to Amended and Restated Credit Agreement dated as of April 10, 1997 (incorporated by reference from Exhibit 4.1(e) to the Company's Form 8-K (File No. 1-8747) dated May 7, 2001).
4.1(f)
Second Amended and Restated Credit Agreement dated as of March 26, 2004, among AMC Entertainment Inc., as the Borrower, The Bank of Nova Scotia, as Administrative Agent and Sole Book Runner, Citicorp North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, Bank of America, N.A., as Syndication Agent, and Various Financial Institutions, as Lenders, together with the following exhibits thereto: form of significant subsidiary guarantee, form of note and form of pledge and security agreement (incorporated by reference from Exhibit 4.1 to the Company's current report on Form 8-K (File No. 1-8747) dated February 14, 2004).
4.1(g)
First Amendment, dated August 16, 2004, to Second Amended and Restated Credit Agreement dated as of March 26, 2004 (incorporated by reference from Exhibit 4.1(g) to the Company's Registration Statement on Form S-4 (File No. 333-13911) filed September 2, 2004).
4.1(h)
Second Amendment, dated November 23, 2004, to Second Amended and Restated Credit Agreement dated as of March 26, 2004 (incorporated by reference from Exhibit 4.1(h) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.2(a)
Indenture dated March 19, 1997, respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2009 (incorporated by reference from Exhibit 4.1 to the Company's Form 8-K (File No. 1-8747) dated March 19, 1997).
4.2(b)
First Supplemental Indenture respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2009 dated June 9, 1997 (incorporated by reference from Exhibit 4.4(b) to Amendment No. 2. to the Company's Registration Statement on Form S-4 (File No. 333-29155) filed August 4, 1997).
4.2(c)
Agreement of Resignation, Appointment and Acceptance, dated August 30, 2000, among the Company, The Bank of New York and HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2009 (incorporated by reference from Exhibit 4.2(c) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 28, 2000).
4.3(a)
Indenture, dated January 27, 1999, respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2011 (incorporated by reference from Exhibit 4.3 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended December 31, 1998).
4.3(b)
First Supplemental Indenture dated March 29, 2002 respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2011 (incorporated by reference from Exhibit 4 to Form 8-K (File No. 1-8747) dated April 10, 2002).

4.3(c)
Agreement of Resignation, Appointment and Acceptance, dated August 30, 2000, among the Company, The Bank of New York and HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2011 (incorporated by reference from Exhibit 4.3(a) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 28, 2000).
4.3(d)
Second Supplemental Indenture dated December 23, 2004 respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.1 to the Company's Form 8-K (File No. 1-8747) filed January 12, 2005).
4.4
Registration Rights Agreement, dated January 27, 1999, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.4 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended December 31, 1998).
4.5(a)
Indenture, dated January 16, 2002, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.5 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
4.5(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.5(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.6
Registration Rights Agreement, dated January 16, 2002, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.6 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
4.7(a)
Indenture, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.7 to the Company's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
4.7(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.7(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376 filed on January 28, 2005).
4.8
Registration Rights Agreement, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.8 to the Compnay's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
4.9(a)
Indenture, dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.9(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).

4.9(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.9(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.10(a)
Registration Rights Agreement dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.10(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.10(b)
Joinder Agreement to Registration Rights Agreement dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.10(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.11(a)
Indenture, dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.11(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.11(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.11(b) to the Company's Registration Statement on Form S-4 (File No. 333- 122376) filed on January 28, 2005).
4.12(a)
Registration Rights Agreement dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.12(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.12(b)
Joinder Agreement to Registration Rights Agreement dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.12(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
5.1***	Opinion of Latham & Watkins LLP.
5.2***	Opinion of Holland & Knight LLP.
5.3***	Opinion of Holland & Knight LLP.
5.4*	Opinion of Nutter, McClennen & Fish, LLP.
5.5***	Opinion of Lathrop & Gage L.C.
5.6*	Opinion of von Briesen & Roper, S.C.
5.7*	Opinion of Quarles & Brady Streich Lang LLP.
9.1
Durwood Voting Trust (Amended and Restated 1992 Durwood, Inc. voting Trust Agreement dated August 12, 1998) (incorporated by reference from Exhibit 99.2 to the Company's Schedule 13D (File No. 5-34911) filed July 22, 1999).

9.2
First Amendment to Durwood Voting Trust (Amended and Restated 1992 Durwood, Inc. Voting Trust Agreement dated August 12, 1997) dated October 29, 2002) (incorporated by reference from Exhibit 9.1 to AMCE's Form 10-Q for the quarter ended September 26, 2002).
10.1
American Multi-Cinema, Inc. Savings Plan, a defined contribution 401(k) plan, restated January 1, 1989, as amended (incorporated by reference from Exhibit 10.6 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.2(a)
Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc. dated January 1, 1989, as amended (incorporated by reference from Exhibit 10.7 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.2(b)	AMC Supplemental Executive Retirement Plan dated January 1, 1994 (incorporated by reference from Exhibit 10.7(b) to AMCE's Form 10-K (File No. 0-12429) for the fiscal year ended March 30, 1995).
10.3
Employment Agreement between Marquee Holdings, Inc., AMC Entertainment Inc. and Peter C. Brown dated December 23, 2004 (incorporated by reference from Exhibit 10.3 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.4
Employment agreement between Marquee Holdings, Inc., AMC Entertainment Inc., American Multi-Cinema, Inc. and Philip M. Singleton dated December 23, 2004 (incorporated by reference from Exhibit 10.4 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.5
Executive Medical Expense Reimbursement and Supplemental Accidental Death or Dismemberment Insurance Plan, as restated effective as of February 1, 1991 (incorporated by reference from Exhibit 10.13 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.6	Division Operations Incentive Program (incorporated by reference from Exhibit 10.15 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.7
Summary of American Multi-Cinema, Inc. Executive Incentive Program (incorporated by reference from Exhibit 10.36 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed December 23, 1993).
10.8
First Amended and Restated American Multi-Cinema, Inc. Retirement Enhancement Plan effective July 31, 2003 (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
10.9
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Richard M. Fay which commenced on July 1, 2001 (incorporated by reference from Exhibit 10.15 to Amendment No. 1 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
10.10
AMC Non-Qualified Deferred Compensation Plans (incorporated by reference from Exhibit 10.37 to Amendment No. 2 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed February 18, 1994).
10.11	American Multi-Cinema, Inc. Executive Savings Plan (incorporated by reference from Exhibit 10.28 to AMCE's Registration Statement on Form S-4 (File No. 333-25755) filed April 24, 1997).

10.12
Agreement of Sale and Purchase dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.13
Option Agreement dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.14
Right to Purchase Agreement dated November 21, 1997, between AMC Entertainment Inc., as Grantor, and Entertainment Properties Trust as Offeree (incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.15
Lease dated November 21, 1997 between Entertainment Properties Trust, as Landlord, and American Multi-Cinema, Inc., as Tenant (incorporated by reference from Exhibit 10.4 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997). (Similar leases have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30 and Studio 24 (Olathe).)
10.16
Guaranty of Lease dated November 21, 1997 between AMC Entertainment, Inc., as Guarantor, and Entertainment Properties Trust, as Owner (incorporated by reference from Exhibit 10.5 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997). (Similar guaranties have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30 and Studio 24 (Olathe).)
10.17
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Richard T. Walsh which commenced July 1, 2001 (incorporated by reference from Exhibit 10.25 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
10.18
Form of Non-Qualified Stock Option Agreement used in December 22, 2004 option grants to Mr. Peter C. Brown and Mr. Philip M. Singleton (incorporated by reference from Exhibit 10.18 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.19
Form of Incentive Stock Option Agreement used in December 22, 2004 option grants to Mr. Peter C. Brown and Mr. Philip M. Singleton (incorporated by reference from Exhibit 10.19 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).

10.20
Retainer agreement with Raymond F. Beagle, Jr. dated October 1, 2002 (incorporated by reference from Exhibit 10.27 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 26, 2002).
10.21
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and John D. McDonald which commenced July 1, 2001 (incorporated by reference from Exhibit 10.29 to Amendment No. 1 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
10.22
Non-Qualified (Non-ISO) Stock Option Agreement used in June 18, 1999 option grant to Mr. John D. McDonald (incorporated by reference from Exhibit 10.37 to the Company's Form 10-K (File No. 1-8747) for the year ended March 30, 2000).
10.23
Form of Non-Qualified (Non-ISO) Stock Option Agreement used in April 17, 2001 grants to Mr. Peter C. Brown, Mr. Philip M. Singleton, Mr. Richard M. Fay, Mr. Richard T. Walsh and Mr. John D. McDonald (incorporated by reference from Exhibit 10.32 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
10.24
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Craig R. Ramsey which commenced on July 1, 2001 (incorporated by reference from Exhibit 10.36 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 27, 2002).
10.25
Investment Agreement entered into April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P., and Apollo Management V, L.P. (incorporated by reference from Exhibit 4.7 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.26
Standstill Agreement by and among AMC Entertainment Inc., and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P., dated as of April 19, 2001 (incorporated by reference from Exhibit 4.8 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.27
Registration Rights Agreement dated April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P. (incorporated by reference from Exhibit 4.9 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.28
Securities Purchase Agreement dated June 29, 2001 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P., Apollo Management V, L.P., AMC Entertainment Inc., Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P., and Sandler Capital Partners V Germany, L.P. (incorporated by reference from Exhibit 4.6 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 28, 2001).

10.29
Form of Indemnification Agreement dated September 18, 2003 between the Company and Peter C. Brown, Charles S. Sosland, Charles J. Egan, Jr., Michael N. Garin, Marc J. Rowan, Paul E. Vardeman, Leon D. Black and Laurence M. Berg (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended January 1, 2004).
10.30	2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
10.31
Description of 2004 Grants under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
10.32(a)	Marquee Holdings Inc. 2004 Stock Option Plan (incorporated by reference from Exhibit 10.32(a) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.32(b)	Form of Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.32(b) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.32(c)	Form of Incentive Stock Option Agreement (incorporated by reference from Exhibit 10.32(c) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.33
Contribution and Unit Holders Agreement, dated as of March 29, 2005, among National Cinema Network, Inc., Regal CineMedia Corporation and National CineMedia, LLC (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed April 4, 2005).
12.1*	Computation of Ratio of Earnings to Fixed Charges.
23.1*	Consent of PricewaterhouseCoopers LLP as to Marquee Inc.'s financial statements.
23.2*	Consent of PricewaterhouseCoopers LLP as to AMCE's financial statements.
23.3*	Consent of Deloitte & Touche LLP.
23.4***	Consent of Latham & Watkins LLP (incorporated in Exhibit 5.1).
23.5***	Consent of Holland & Knight LLP (incorporated in Exhibit 5.2).
23.6***	Consent of Holland & Knight LLP (incorporated in Exhibit 5.3).
23.7*	Consent of Nutter, McClennen & Fish, LLP (incorporated in Exhibit 5.4).
23.8***	Consent of Lathrop & Gage L.C. (incorporated in Exhibit 5.5).
23.9*	Consent of von Briesen & Roper, S.C. (incorporated in Exhibit 5.6).
23.10*	Consent of Quarles & Brady Streich Lang LLP (incorporated in Exhibit 5.7).
24.1**	Power of Attorney (included elsewhere herein).
24.2**	Power of Attorney of Guarantors (included elsewhere herein).

25.1
Statement of Eligibility and Authorization of HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA), as trustee on Form T-1 (incorporated by reference from Exhibit 25.1 to AMCE's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
25.2
Statement of Eligibility and Authorization of HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA), as trustee on Form T-1 (incorporated by reference from Exhibit 25 AMCE's Registration Statement on Form S-4 (File No. 333-85062) filed on March 27, 2002).
25.3
Statement of Eligibility and Authorization of the Bank of New York, as trustee on Form T-1 (incorporated by reference from Exhibit 25.1 AMCE's Registration Statement on Form S-4 (File No. 333-74139) filed on March 9, 1999).
25.4
Statement of Eligibility and Authorization of HSBC Bank USA, National Association, as trustee on Form T-1 (incorporated by reference from Exhibit 25.1 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).

*
Filed herewith.

**
Previously filed.

***
To be filed by amendment.

Item 22.    Undertakings

        The undersigned registrants hereby undertake:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        The undersigned registrants hereby undertake that every prospectus (1) that is filed pursuant to the immediately preceding paragraph or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

        The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on April 18, 2005.

AMC Entertainment Inc.
By:	/s/ CHRIS A. COX
Name:	Chris A. Cox
Title:	Vice President and Chief Accounting Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER C. BROWN Peter C. Brown	Chairman of the Board, Chief Executive Officer, President and Director	April 18, 2005
/s/ MICHAEL R. HANNON Michael R. Hannon	Director	April 18, 2005
/s/ STEPHEN P. MURRAY Stephen P. Murray	Director	April 18, 2005
/s/ STEPHAN OPPENHEIMER Stephan Oppenheimer	Director	April 18, 2005
/s/ STAN PARKER Stan Parker	Director	April 18, 2005
/s/ MARC J. ROWAN Marc J. Rowan	Director	April 18, 2005
/s/ AARON STONE Aaron Stone	Director	April 18, 2005
/s/ CRAIG R. RAMSEY Craig R. Ramsey	Executive Vice President and Chief Financial Officer	April 18, 2005
/s/ CHRIS A. COX Chris A. Cox	Vice President and Chief Accounting Officer	April 18, 2005
*By:	/s/ STEPHAN OPPENHEIMER Stephan Oppenheimer Attorney-in-Fact

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on April 18, 2005.

AMC CARD PROCESSING SERVICES, INC.
AMC ENTERTAINMENT
    INTERNATIONAL, INC.
AMC REALTY, INC.
AMC-GCT, INC.
AMERICAN MULTI-CINEMA, INC.
AMERICAN MULTI-CINEMA OF
    FLORIDA, INC.
CENTERTAINMENT, INC.
CLUB CINEMA OF MAZZA, INC.
GCT PACIFIC BEVERAGE SERVICES, INC.
NATIONAL CINEMA NETWORK, INC.
PREMIUM CINEMA OF YORKTOWN, INC.
PREMIUM THEATER OF FRAMINGHAM, INC.
PREMIUM THEATRE OF MAYFAIR, INC.
By:	/s/ CHRIS A. COX
Name:	Chris A. Cox
Title:	Vice President and Chief Accounting Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER C. BROWN Peter C. Brown	Chairman of the Board, Chief Executive Officer, President and Director	April 18, 2005
/s/ PHILIP M. SINGLETON Philip M. Singleton	Executive Vice President and Director	April 18, 2005
/s/ CRAIG R. RAMSEY Craig R. Ramsey	Executive Vice President, Chief Financial Officer and Director	April 18, 2005
/s/ CHRIS A. COX Chris A. Cox	Vice President and Chief Accounting Officer	April 18, 2005
*By:	/s/ CRAIG R. RAMSEY Craig R. Ramsey Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1(a)(1)	Interim Operating Agreement dated December 6, 2001 by and among AMC Entertainment Inc. and GC Companies, Inc. (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (File No. 001-08747) filed on December 12, 2001).
2.1(a)(2)
Amendment dated January 28, 2002 to Interim Operating Agreement dated December 6, 2001 between GC Companies, Inc. and AMC Entertainment, Inc. (incorporated by reference from Exhibit 2.2 to Form 10-Q for the thirty-nine weeks ended December 27, 2001).
2.1(b)(1)
Letter of Intent dated December 6, 2001 by and among AMC Entertainment Inc. and GC Companies, Inc. (incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (File No. 001-08747) filed on December 12, 2001).
2.1(b)(2)
Letter of Intent, amended as of January 15, 2002, by and among AMC Entertainment, Inc. and GC Companies, Inc. (incorporated by reference from Exhibit 2.5(b)(2) to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
2.1(b)(3)
Letter of Intent dated December 6, 2001, amended and restated as of January 28, 2002, between GC Companies, Inc. and AMC Entertainment, Inc. (incorporated by reference from Exhibit 2.3 to Form 10-Q for the thirty-nine weeks ended December 27, 2001).
2.1(c)(1)
Support Agreement dated December 6, 2001, by and among AMC Entertainment Inc., the Official Committee of Unsecured Creditors in the Chapter 11 Cases of the GCX Debtors, General Electric Capital Corporation and Harcourt General, Inc. (incorporated by reference from Exhibit 10.3 to the Company's Form 8-K (File No. 001-08747) filed on December 11, 2001).
2.1(c)(2)
Support Agreement dated December 6, 2001, amended and restated as of January 28, 2002, between AMC Entertainment, Inc., General Electric Capital Corporation, Harcourt General, Inc. and the Official Committee of Unsecured Creditors in the Chapter 11 Case of the GCX Debtors (incorporated by reference from Exhibit 2.4 to Form 10-Q for the thirty-nine weeks ended December 27, 2001).
2.1(c)(3)
Support Agreement dated February 27, 2002, by and among AMC Entertainment Inc., GC Companies, Inc. ("GCX," and together with its Chapter 11 debtor affiliated entities, the "GCX Debtors"), the Official Committee of Unsecured Creditors in the Chapter 11 Cases of the GCX Debtors and The Bank of Nova Scotia (incorporated by reference from Exhibit 2.1 to Form 8-K filed March 7, 2002).
2.1(d)(1)
Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its jointly administered subsidiaries (incorporated by reference from Exhibit 2 to the Company's Form 8-K (File No. 001-05747) filed on December 28, 2001).
2.1(d)(2)
First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries filed on January 30, 2002 with the United States Bankruptcy Court for the District of Delaware (incorporated by reference from Exhibit 2.5 to Form 10-Q for the thirty-nine weeks ended December 27, 2001).

2.1(d)(3)
Modified First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries filed on March 1, 2002 with the United States Bankruptcy Court for the District of Delaware (incorporated by reference from Exhibit 2.2 to Form 8-K filed March 7, 2002).
2.1(d)(4)
Support Agreement dated February 14, 2002, by and among GC Companies, Inc., the Official Committee of Unsecured Creditors in the Chapter 11 Cases of GCC Debtors, AMC Entertainment Inc., Fleet National Bank and Bank of America, N.A. (incorporated by reference from Exhibit 2.5(c)(3) to Amendment No. 3 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on February 22, 2002).
2.1(e)
Stock Purchase Agreement dated January 15, 2002 among GC Companies, Inc., AMC Entertainment, Inc., American Multi-Cinema, Inc. and Centertainment Development, Inc. (incorporated by reference from Exhibit 2.5(e) to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
2.1(f)
Joint Commitment Agreement dated as of February 1, 2002 among AMC Entertainment, Inc., Chestnut Hill Investments LLC, Richard A. Smith, John Berylson, and Demos Kouvaris (incorporated by reference from Exhibit 2.5(f) to the Amendment No. 2 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on February 8, 2002).
2.2
Purchase and Sale Agreement, dated as of March 9, 2002, by and among G.S. Theaters, L.L.C., a Louisiana limited liability company, Westbank Theatres, L.L.C., a Louisiana limited liability company, Clearview Theatres, L.L.C., a Louisiana limited liability company, Houma Theater, L.L.C., a Louisiana limited liability company, Hammond Theatres, L.L.C., a Louisiana limited liability company, and American Multi-Cinema, Inc. together with Form of Indemnification Agreement (Appendix J) (incorporated by reference from Exhibit 2.1 to Form 8-K filed March 13, 2002).
2.3
Agreement and Plan of Merger, dated as of July 22, 2004, by and among Marquee Holdings Inc., Marquee Inc. and AMC Entertainment Inc. (incorporated by reference from Exhibit 2.1 to Form 8-K filed July 23, 2004).
3.1(a)
Amended and Restated Certificate of Incorporation of AMC Entertainment Inc. (as amended on December 2, 1997, September 18, 2001 and December 23, 2004) (incorporated by reference from Exhibit 3.1 to the Company's Form 8-K (File No. 1-8747) filed December 27, 2004).
3.1(b)
Certificate of Designations of Series A Convertible Preferred Stock and Series B Exchangeable Preferred Stock of AMC Entertainment Inc. (restated for filing purposes in accordance with Rule 102(c) of Regulation S-T) (incorporated by reference from Exhibit 3.1(b) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 27, 2002).
3.2	Amended and Restated Bylaws of AMC Entertainment Inc. (incorporated by reference from Exhibit 3.2 to the Company's Form 8-K (File No. 1-8747) filed December 27, 2004).

4.1(a)
Amended and Restated Credit Agreement dated as of April 10, 1997, among AMC Entertainment Inc., as the Borrower, The Bank of Nova Scotia, as Administrative Agent, and Bank of America National Trust and Savings Association, as Documentation Agent, and Various Financial Institutions, as Lenders, together with the following exhibits thereto: significant subsidiary guarantee, form of notes, form of pledge agreement and form of subsidiary pledge agreement (incorporated by reference from Exhibit 4.3 to the Company's Registration Statement on Form S-4 (File No. 333-25755) filed April 24, 1997).
4.1(b)
Second Amendment, dated January 16, 1998, to Amended and Restated Credit Agreement dated as of April 10, 1997 (incorporated by reference from Exhibit 4.2 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended January 1, 1998).
4.1(c)
Third Amendment, dated March 15, 1999, to Amended and Restated Credit Agreement dated as of April 10, 1997 (incorporated by reference from Exhibit 4 to the Company's Form 8-K (File No. 1-8747) dated March 25, 1999).
4.1(d)
Fourth Amendment, dated March 29, 2000, to Amended and Restated Credit Agreement dated as of April 10, 1997 (incorporated by reference from Exhibit 4.1(d) to the Company's Form 10-K (File No. 1-8747) for the year ended March 30, 2000).
4.1(e)
Fifth Amendment, dated April 10, 2001, to Amended and Restated Credit Agreement dated as of April 10, 1997 (incorporated by reference from Exhibit 4.1(e) to the Company's Form 8-K (File No. 1-8747) dated May 7, 2001).
4.1(f)
Second Amended and Restated Credit Agreement dated as of March 26, 2004, among AMC Entertainment Inc., as the Borrower, The Bank of Nova Scotia, as Administrative Agent and Sole Book Runner, Citicorp North America, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, Bank of America, N.A., as Syndication Agent, and Various Financial Institutions, as Lenders, together with the following exhibits thereto: form of significant subsidiary guarantee, form of note and form of pledge and security agreement (incorporated by reference from Exhibit 4.1 to the Company's current report on Form 8-K (File No. 1-8747) dated February 14, 2004).
4.1(g)
First Amendment, dated August 16, 2004, to Second Amended and Restated Credit Agreement dated as of March 26, 2004 (incorporated by reference from Exhibit 4.1(g) to the Company's Registration Statement on Form S-4 (File No. 333-13911) filed September 2, 2004).
4.1(h)
Second Amendment, dated November 23, 2004, to Second Amended and Restated Credit Agreement dated as of March 26, 2004 (incorporated by reference from Exhibit 4.1(h) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.2(a)
Indenture dated March 19, 1997, respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2009 (incorporated by reference from Exhibit 4.1 to the Company's Form 8-K (File No. 1-8747) dated March 19, 1997).
4.2(b)
First Supplemental Indenture respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2009 dated June 9, 1997 (incorporated by reference from Exhibit 4.4(b) to Amendment No. 2. to the Company's Registration Statement on Form S-4 (File No. 333-29155) filed August 4, 1997).

4.2(c)
Agreement of Resignation, Appointment and Acceptance, dated August 30, 2000, among the Company, The Bank of New York and HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2009 (incorporated by reference from Exhibit 4.2(c) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 28, 2000).
4.3(a)
Indenture, dated January 27, 1999, respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2011 (incorporated by reference from Exhibit 4.3 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended December 31, 1998).
4.3(b)
First Supplemental Indenture dated March 29, 2002 respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2011 (incorporated by reference from Exhibit 4 to Form 8-K (File No. 1-8747) dated April 10, 2002).
4.3(c)
Agreement of Resignation, Appointment and Acceptance, dated August 30, 2000, among the Company, The Bank of New York and HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) respecting AMC Entertainment Inc.'s 9 1/2% senior subordinated notes due 2011 (incorporated by reference from Exhibit 4.3(a) to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 28, 2000).
4.3(d)
Second Supplemental Indenture dated December 23, 2004 respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.1 to the Company's Form 8-K (File No. 1-8747) filed January 12, 2005).
4.4
Registration Rights Agreement, dated January 27, 1999, respecting AMC Entertainment Inc.'s 9 1/2% Senior Subordinated Notes due 2011 (incorporated by reference from Exhibit 4.4 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended December 31, 1998).
4.5(a)
Indenture, dated January 16, 2002, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.5 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
4.5(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.5(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.6
Registration Rights Agreement, dated January 16, 2002, respecting AMC Entertainment Inc.'s 9 7/8% Senior Subordinated Notes due 2012 (incorporated by reference from Exhibit 4.6 to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 333-75208) filed on January 25, 2002).
4.7(a)
Indenture, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.7 to the Company's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).

4.7(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.7(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376 filed on January 28, 2005).
4.8
Registration Rights Agreement, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.8 to the Compnay's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
4.9(a)
Indenture, dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.9(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.9(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.9(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.10(a)
Registration Rights Agreement dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.10(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.10(b)
Joinder Agreement to Registration Rights Agreement dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, 8 5/8% Senior Notes due 2012 (incorporated by reference from Exhibit 4.10(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.11(a)
Indenture, dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.11(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.11(b)
First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.11(b) to the Company's Registration Statement on Form S-4 (File No. 333- 122376) filed on January 28, 2005).
4.12(a)
Registration Rights Agreement dated August 18, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.12(a) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.12(b)
Joinder Agreement to Registration Rights Agreement dated December 23, 2004, respecting AMC Entertainment Inc.'s, as successor by merger to Marquee Inc.'s, Senior Floating Rate Notes due 2010 (incorporated by reference from Exhibit 4.12(b) to the Company's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
5.1***	Opinion of Latham & Watkins LLP.

5.2***	Opinion of Holland & Knight LLP.
5.3***	Opinion of Holland & Knight LLP.
5.4*	Opinion of Nutter, McClennen & Fish, LLP.
5.5***	Opinion of Lathrop & Gage L.C.
5.6*	Opinion of von Briesen & Roper, S.C.
5.7*	Opinion of Quarles & Brady Streich Lang LLP.
9.1
Durwood Voting Trust (Amended and Restated 1992 Durwood, Inc. voting Trust Agreement dated August 12, 1998) (incorporated by reference from Exhibit 99.2 to the Company's Schedule 13D (File No. 5-34911) filed July 22, 1999).
9.2
First Amendment to Durwood Voting Trust (Amended and Restated 1992 Durwood, Inc. Voting Trust Agreement dated August 12, 1997) dated October 29, 2002) (incorporated by reference from Exhibit 9.1 to AMCE's Form 10-Q for the quarter ended September 26, 2002).
10.1
American Multi-Cinema, Inc. Savings Plan, a defined contribution 401(k) plan, restated January 1, 1989, as amended (incorporated by reference from Exhibit 10.6 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.2(a)
Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc. dated January 1, 1989, as amended (incorporated by reference from Exhibit 10.7 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.2(b)	AMC Supplemental Executive Retirement Plan dated January 1, 1994 (incorporated by reference from Exhibit 10.7(b) to AMCE's Form 10-K (File No. 0-12429) for the fiscal year ended March 30, 1995).
10.3
Employment Agreement between Marquee Holdings, Inc., AMC Entertainment Inc. and Peter C. Brown dated December 23, 2004 (incorporated by reference from Exhibit 10.3 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.4
Employment agreement between Marquee Holdings, Inc., AMC Entertainment Inc., American Multi-Cinema, Inc. and Philip M. Singleton dated December 23, 2004 (incorporated by reference from Exhibit 10.4 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.5
Executive Medical Expense Reimbursement and Supplemental Accidental Death or Dismemberment Insurance Plan, as restated effective as of February 1, 1991 (incorporated by reference from Exhibit 10.13 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.6	Division Operations Incentive Program (incorporated by reference from Exhibit 10.15 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.7
Summary of American Multi-Cinema, Inc. Executive Incentive Program (incorporated by reference from Exhibit 10.36 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed December 23, 1993).

10.8
First Amended and Restated American Multi-Cinema, Inc. Retirement Enhancement Plan effective July 31, 2003 (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
10.9
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Richard M. Fay which commenced on July 1, 2001 (incorporated by reference from Exhibit 10.15 to Amendment No. 1 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
10.10
AMC Non-Qualified Deferred Compensation Plans (incorporated by reference from Exhibit 10.37 to Amendment No. 2 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed February 18, 1994).
10.11	American Multi-Cinema, Inc. Executive Savings Plan (incorporated by reference from Exhibit 10.28 to AMCE's Registration Statement on Form S-4 (File No. 333-25755) filed April 24, 1997).
10.12
Agreement of Sale and Purchase dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.13
Option Agreement dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.14
Right to Purchase Agreement dated November 21, 1997, between AMC Entertainment Inc., as Grantor, and Entertainment Properties Trust as Offeree (incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.15
Lease dated November 21, 1997 between Entertainment Properties Trust, as Landlord, and American Multi-Cinema, Inc., as Tenant (incorporated by reference from Exhibit 10.4 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997). (Similar leases have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30 and Studio 24 (Olathe).)
10.16
Guaranty of Lease dated November 21, 1997 between AMC Entertainment, Inc., as Guarantor, and Entertainment Properties Trust, as Owner (incorporated by reference from Exhibit 10.5 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997). (Similar guaranties have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30 and Studio 24 (Olathe).)

10.17
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Richard T. Walsh which commenced July 1, 2001 (incorporated by reference from Exhibit 10.25 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
10.18
Form of Non-Qualified Stock Option Agreement used in December 22, 2004 option grants to Mr. Peter C. Brown and Mr. Philip M. Singleton (incorporated by reference from Exhibit 10.18 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.19
Form of Incentive Stock Option Agreement used in December 22, 2004 option grants to Mr. Peter C. Brown and Mr. Philip M. Singleton (incorporated by reference from Exhibit 10.19 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.20
Retainer agreement with Raymond F. Beagle, Jr. dated October 1, 2002 (incorporated by reference from Exhibit 10.27 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended September 26, 2002).
10.21
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and John D. McDonald which commenced July 1, 2001 (incorporated by reference from Exhibit 10.29 to Amendment No. 1 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
10.22
Non-Qualified (Non-ISO) Stock Option Agreement used in June 18, 1999 option grant to Mr. John D. McDonald (incorporated by reference from Exhibit 10.37 to the Company's Form 10-K (File No. 1-8747) for the year ended March 30, 2000).
10.23
Form of Non-Qualified (Non-ISO) Stock Option Agreement used in April 17, 2001 grants to Mr. Peter C. Brown, Mr. Philip M. Singleton, Mr. Richard M. Fay, Mr. Richard T. Walsh and Mr. John D. McDonald (incorporated by reference from Exhibit 10.32 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).
10.24
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Craig R. Ramsey which commenced on July 1, 2001 (incorporated by reference from Exhibit 10.36 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 27, 2002).
10.25
Investment Agreement entered into April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P., and Apollo Management V, L.P. (incorporated by reference from Exhibit 4.7 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.26
Standstill Agreement by and among AMC Entertainment Inc., and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P., dated as of April 19, 2001 (incorporated by reference from Exhibit 4.8 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.27
Registration Rights Agreement dated April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P. (incorporated by reference from Exhibit 4.9 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).

10.28
Securities Purchase Agreement dated June 29, 2001 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P., Apollo Management V, L.P., AMC Entertainment Inc., Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P., and Sandler Capital Partners V Germany, L.P. (incorporated by reference from Exhibit 4.6 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 28, 2001).
10.29
Form of Indemnification Agreement dated September 18, 2003 between the Company and Peter C. Brown, Charles S. Sosland, Charles J. Egan, Jr., Michael N. Garin, Marc J. Rowan, Paul E. Vardeman, Leon D. Black and Laurence M. Berg (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended January 1, 2004).
10.30	2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
10.31
Description of 2004 Grants under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
10.32(a)	Marquee Holdings Inc. 2004 Stock Option Plan (incorporated by reference from Exhibit 10.32(a) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.32(b)	Form of Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.32(b) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.32(c)	Form of Incentive Stock Option Agreement (incorporated by reference from Exhibit 10.32(c) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.33
Contribution and Unit Holders Agreement, dated as of March 29, 2005, among National Cinema Network, Inc., Regal CineMedia Corporation and National CineMedia, LLC (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed April 4, 2005).
12.1*	Computation of Ratio of Earnings to Fixed Charges.
23.1*	Consent of PricewaterhouseCoopers LLP as to Marquee Inc.'s financial statements.
23.2*	Consent of PricewaterhouseCoopers LLP as to AMCE's financial statements.
23.3*	Consent of Deloitte & Touche LLP.
23.4***	Consent of Latham & Watkins LLP (incorporated in Exhibit 5.1).
23.5***	Consent of Holland & Knight LLP (incorporated in Exhibit 5.2).
23.6***	Consent of Holland & Knight LLP (incorporated in Exhibit 5.3).
23.7*	Consent of Nutter, McClennen & Fish, LLP (incorporated in Exhibit 5.4).
23.8***	Consent of Lathrop & Gage L.C. (incorporated in Exhibit 5.5).
23.9*	Consent of von Briesen & Roper, S.C. (incorporated in Exhibit 5.6).

23.10*	Consent of Quarles & Brady Streich Lang LLP (incorporated in Exhibit 5.7).
24.1**	Power of Attorney (included elsewhere herein).
24.2**	Power of Attorney of Guarantors (included elsewhere herein).
25.1
Statement of Eligibility and Authorization of HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA), as trustee on Form T-1 (incorporated by reference from Exhibit 25.1 to AMCE's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
25.2
Statement of Eligibility and Authorization of HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA), as trustee on Form T-1 (incorporated by reference from Exhibit 25 AMCE's Registration Statement on Form S-4 (File No. 333-85062) filed on March 27, 2002).
25.3
Statement of Eligibility and Authorization of the Bank of New York, as trustee on Form T-1 (incorporated by reference from Exhibit 25.1 AMCE's Registration Statement on Form S-4 (File No. 333-74139) filed on March 9, 1999).
25.4
Statement of Eligibility and Authorization of HSBC Bank USA, National Association, as trustee on Form T-1 (incorporated by reference from Exhibit 25.1 to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).

*
Filed herewith.

**
Previously filed.

***
To be filed by amendment.

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EXPLANATORY NOTE
MARKET AND INDUSTRY INFORMATION
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
DOCUMENTS DELIVERED WITH THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
SUMMARY
Risk Factors
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AMC Entertainment Inc. Condensed Consolidated Unaudited Pro Forma Statement of Operations Thirty-nine Week Periods December 30, 2004 (dollars in thousands)
AMC Entertainment Inc. Condensed Consolidated Unaudited Pro Forma Statement of Operations Fifty-Two Weeks Ended April 1, 2004 (dollars in thousands except for per share amounts) (Unaudited)
AMC Entertainment Inc. Notes to Condensed Consolidated Unaudited Pro Forma Financial Information (dollars in thousands)
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS AND SERIES A CONVERTIBLE PREFERRED STOCK
DESCRIPTION OF SENIOR NOTES
DESCRIPTION OF 2011 NOTES
DESCRIPTION OF 2012 NOTES
DESCRIPTION OF 2014 NOTES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
MARQUEE INC. STATEMENT OF OPERATIONS (in thousands)
MARQUEE INC. BALANCE SHEET (in thousands)
MARQUEE INC. STATEMENT OF CASH FLOWS (in thousands)
MARQUEE INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 2, 2004
AMC ENTERTAINMENT INC. UNAUDITED FINANCIAL STATEMENTS
AMC ENTERTAINMENT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands)
AMC ENTERTAINMENT INC. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
AMC ENTERTAINMENT INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
AMC ENTERTAINMENT INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 30, 2004 (Unaudited)
AMC ENTERTAINMENT INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) December 30, 2004 (Unaudited)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AMC ENTERTAINMENT INC. CONSOLIDATED STATEMENTS OF OPERATIONS
AMC ENTERTAINMENT INC. CONSOLIDATED BALANCE SHEETS
AMC ENTERTAINMENT INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
AMC ENTERTAINMENT INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (In thousands, except share and per share data)
AMC ENTERTAINMENT INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended April 1, 2004, April 3, 2003 and March 28, 2002
AMC ENTERTAINMENT INC. CONSOLIDATED STATEMENTS OF OPERATIONS BY QUARTER (UNAUDITED) (In thousands, except per share amounts)
AMC ENTERTAINMENT INC. RECONCILIATION OF SUMMARY QUARTERLY DATA (UNAUDITED) AS PREVIOUSLY REPORTED IN FORM 10-Q AS RESTATED IN FORM 10-K (In thousands, except per share amounts)
AMC ENTERTAINMENT INC. RECONCILIATION OF SUMMARY QUARTERLY DATA (UNAUDITED) AS PREVIOUSLY REPORTED IN FORM 10-Q AS RESTATED IN FORM 10-K (In thousands, except per share amounts)
GC COMPANIES, INC. DEBTOR-IN-POSSESSION CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
GC COMPANIES, INC. DEBTOR-IN-POSSESSION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
GC COMPANIES, INC. DEBTOR-IN-POSSESSION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
GC COMPANIES, INC. DEBTOR-IN-POSSESSION NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
GC COMPANIES, INC. DEBTOR-IN-POSSESSION CONSOLIDATED BALANCE SHEETS
GC COMPANIES, INC. DEBTOR-IN-POSSESSION CONSOLIDATED STATEMENTS OF OPERATIONS
GC COMPANIES, INC. DEBTOR-IN-POSSESSION CONSOLIDATED STATEMENTS OF CASH FLOWS
GC COMPANIES, INC. DEBTOR-IN-POSSESSION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
GC COMPANIES, INC. DEBTOR-IN-POSSESSION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits and Financial Statement Schedules.
  Item 22. Undertakings